   As filed with the Securities and Exchange Commission on December 30, 1999

                                                         Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                             REGISTRATION STATEMENT
                                       ON

                                    FORM S-4

                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                               UNILAB CORPORATION
             (Exact name of registrant as specified in its charter)
        Delaware                     8071                    95-4415490
                               (Primary standard          (I.R.S. employer
     (State or other              industrial           identification number)
      jurisdiction)           classification code
                                    number)

                               ----------------

                              18448 Oxnard Street
                               Tarzana, CA 91356
                                 (818) 996-7300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                               Mark L Bibi, Esq.
            Executive Vice President, Secretary and General Counsel
                               Unilab Corporation
                        401 Hackensack Avenue, 9th Floor
                              Hackensack, NJ 07601
                                 (201) 525-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                    Copy to:
                           Gregory A. Fernicola, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 735-3000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Proposed       Proposed
 Title of Each Class of      Amount       Maximum        Maximum      Amount Of
    Securities to be         To Be     Offering Price   Aggregate    Registration
       Registered          Registered     Per Unit    Offering Price     Fee
---------------------------------------------------------------------------------
 12 3/4% Senior
  Subordinated Notes due
  2009 (the "Notes")...   $155,000,000     97.268%     $150,765,400    $39,802
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +securities covered by this prospectus may not be sold until the registration + +statement, of which this prospectus forms a part, filed with the Securities + +and Exchange Commission is declared effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy + +these securities in any state where such an offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED DECEMBER 30, 1999

PROSPECTUS

        Offer to Exchange All 12 3/4 Senior Subordinated Notes Due 2009 for 12 3/4 Senior Subordinated Notes due 2009, Which Have Been Registered
                Under the Securities Act of 1933, As Amended, of

[LOGO OF UNILAB]             UNILAB CORPORATION


                  The Exchange Offer will expire at 5:00 P.M.,
             New York City time, on       , 2000, unless extended.


                                 ------------

Terms of the Exchange Offer:

  . We will exchange all outstanding Old Notes that are validly tendered and not withdrawn prior to the expiration of the Exchange Offer.

  . You may withdraw tenders of Old Notes at any time prior to the expiration of the Exchange Offer.

  . We believe that the exchange of Old Notes will not be a taxable exchange for U.S. federal income tax purposes but you should see "Material Federal Income Tax Considerations" beginning on page 115 for more information.

  . We will not receive any proceeds from the Exchange Offer.

  . The terms of the New Notes are substantially identical to the outstanding
    Old Notes, except that the New Notes are registered under the Securities Act and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes.

                                 ------------

  A discussion of risks that should be considered by holders prior to tendering their Old Notes is set forth under "Risk Factors" beginning on page 14.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                The date of this prospectus is December  , 1999

                          FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements regarding, among other things, our financial condition and business strategy. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words like "believe," "may," "will," "expect," "intend," "plan," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements are based on current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions, including the following, among other things:

  . potential adverse actions by governmental or other third-party payors, including Medicare and Medicaid;

  .  the importance of managed care providers in California;

  . extensive and frequently changing governmental regulation of the clinical laboratory testing industry;

  .  government investigations of our marketing and billing practices;

  .  complexities in billing for laboratory testing services;

  .  difficulties in integrating any acquired businesses;

  . technological changes leading to the development of cost-effective point-of-care testing that reduces the need for independent laboratory testing services;

  .  our dependence upon key members of our management team;

  .  intense competition in the industry; and

  .  our exposure to professional liability and other litigation.

                               PROSPECTUS SUMMARY

  In this prospectus, "Unilab Finance" refers to Unilab Finance Corp., "UC Acquisition" refers to UC Acquisition Sub, Inc. and, unless otherwise indicated, "Unilab," "we," "our" and "us" refer to Unilab Corporation. Currently, we do not have any subsidiaries. Unless stated otherwise, all our pro forma information in this prospectus give effect to (1) the recapitalization and (2) the recent acquisitions of substantially all of the assets of Meris Laboratories, Inc. and Physicians Clinical Laboratories, Inc., which operated under the name Bio-Cypher Laboratories, in each case as of the dates or at the beginning of the periods specified and as further described in the "Unaudited Pro Forma Financial Statements" section. Both the recapitalization and the recent acquisitions are described below in this summary in more detail. Unless stated otherwise, aggregate employee data in this prospectus are adjusted to reflect the number of "full-time equivalent" employees. The number of full-time equivalent employees is calculated by aggregating the number of payroll hours worked by all employees and dividing the total by a standard 40-hour work week. The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, you are encouraged to read this entire document and the documents incorporated by reference into this prospectus.

                               Unilab Corporation

  We are the largest independent clinical laboratory testing company in California, providing comprehensive laboratory testing services to physicians, managed care groups, hospitals and other health care providers. We perform over 1,000 different tests which help physicians diagnose, evaluate, monitor and treat disease by measuring the presence, concentrations or composition of chemical and cellular components in human body fluids and tissue. These tests range from simple tests, such as glucose monitoring, to highly specialized ones, such as those designed to measure HIV infection. On a pro forma basis, we believe our revenues in California for the year ended December 31, 1998 represented approximately 25% of the California independent clinical laboratory testing market, or more than twice the annual sales of the next largest independent clinical laboratory in California. On a pro forma basis, for the nine months ended September 30, 1999, we would have generated revenue of $232.0 million.

  We operate our fully integrated collection and processing system 365 days a year, 24 hours a day. Patient specimens are collected daily from clients' offices or our own collection stations known as patient service centers. Specimens are then transported to either full-service or short turn around time ("STAT") laboratories. STAT laboratories are local facilities where we can quickly perform an abbreviated line of routine tests for customers that require emergency or time-sensitive testing services. Once the specimens are received at the laboratories, each specimen and related test request form is checked for completeness, bar coded and entered into our computer system for testing and billing purposes. Laboratory technicians then perform the requested tests, with results generally available to clients the next morning electronically.

  The clinical laboratory testing industry is essential to America's health care delivery system because physicians must rely on accurate testing information to properly assess and remedy their patients' health conditions. We believe that the U.S. clinical laboratory testing market accounts for approximately 3%, or approximately $30 billion, of the nation's total annual healthcare expenditures. The clinical laboratory testing industry in the United States is composed of three segments: (1) laboratories located in hospitals,
(2) laboratories located in physicians' offices and laboratories owned by physicians and (3) independent clinical laboratories. Management believes that the California clinical laboratory testing market is approximately $4.0 billion in size and is the largest in the nation. Despite significant industry consolidation, the clinical laboratory testing market nationally, and particularly in California, remains highly fragmented. We directly compete in the approximately $1.2-$1.4 billion independent clinical laboratory testing sector within California.

                              Recent Acquisitions

  We have acquired and integrated six companies in the past five years. Recently we completed two acquisitions which have in large part served to increase our market share from approximately 15% to approximately 25% of California's independent clinical laboratory testing market. In reviewing the merits of a potential acquisition, our management develops a highly detailed integration plan by examining the target's existing operations and assessing the ongoing requirements of the combined businesses. The actual results and timing of an integration are closely monitored against the plan.

  Meris Acquisition. In November 1998, we acquired substantially all of the assets of Meris Laboratories, Inc., an independent laboratory which was based in San Jose, California. Meris was one of our principal competitors in the California clinical laboratory testing market. We acquired Meris primarily to expand our market penetration in the Marin County, Berkeley and Newport Beach regions, increase utilization of our existing San Jose laboratory and eliminate redundant costs. Following the acquisition, we reduced employees formerly employed by Meris from approximately 450 to 220. In addition, we closed Meris' main testing center which processed approximately 3,200 specimens per day and reduced the number of STAT laboratories and patient service centers from approximately 85 to 55. As a result, we estimate that we were able to eliminate over $19 million of annual expenses, generating an EBITDA margin on the incremental revenue of approximately 32%, while retaining a substantial majority of Meris' clients and improving service levels. Within approximately two months of completing the acquisition, we had substantially integrated the Meris business and realized most of the significant synergies planned in the consolidation.

  Bio-Cypher Acquisition. In May 1999, we acquired substantially all of the assets of Physicians Clinical Laboratories, Inc., an independent laboratory which operated under the name Bio-Cypher Laboratories and was headquartered in Sacramento, California. Bio-Cypher was one of our principal competitors in the California independent clinical laboratory testing market, with a majority of Bio-Cypher's revenue being generated from the greater Sacramento area. We acquired Bio-Cypher to increase our market share, rationalize excess capacity and capture other synergies from the combination. We expect to realize significant cost savings by eliminating Bio-Cypher's main testing laboratory, which currently processes over 8,500 specimens per day, reducing employees from approximately 855 to 350 and consolidating redundant STAT laboratories and patient service centers from approximately 180 to 50. We have completed an expansion program in our Sacramento laboratory to accommodate the increased volume from the Bio-Cypher acquisition. We believe that annual cost savings from the Bio-Cypher acquisition will exceed approximately $26 million. We fully integrated the Bio-Cypher business in September 1999.

  Through the acquisitions of Meris and Bio-Cypher, we significantly expanded our annual specimen levels and revenues and were able to benefit from substantial operating synergies. The following table sets forth certain estimated statistics of our stand-alone business as of October 31, 1998 (prior to the Meris and Bio-Cypher acquisitions), the Meris and Bio-Cypher businesses immediately prior to their respective acquisitions and our pro forma statistics reflecting base business growth through June 30, 1999, both acquisitions and all acquisition-related synergies.

                                                Bio-        Net     Pro forma
                             Unilab    Meris   Cypher   Adjustments   Unilab
                            --------- ------- --------- ----------- ----------
Principal laboratories.....         3       1         1        (2)           3
STAT laboratories..........        31       9        14       (14)          40
Patient service centers....       222      76       166      (159)         305
Employees..................     2,320     450       855      (675)       2,950
Annual specimens........... 8,500,000 840,000 2,250,000   410,000   12,000,000
Specimens per day..........    32,500   3,200     8,500     1,400       45,600
Specimens per employee per
 day.......................      14.0     7.1       9.9                   15.5

                             Competitive Strengths

  We attribute our leading position in the California independent clinical laboratory testing market and our significant opportunities for continued profitable growth to the following competitive strengths:

  Market Leader in California. We are the largest independent clinical laboratory testing company in California with a market share of approximately 25%, more than twice that of our next largest competitor. Our strong regional presence and reputation for superior customer service and support make us the preferred provider of laboratory testing services to physicians and other customers seeking superior patient access and service reliability. We currently serve approximately 40,000 customers and have approximately 150 managed care contracts, covering approximately 3.8 million managed care lives.

  Superior Regional Infrastructure. Our fully integrated and expansive field-service network gives us a unique competitive advantage in California's clinical laboratory testing market by offering greater geographic coverage and convenience to our clients and their patients. We currently operate more client-support facilities than any of our competitors in California. We will operate three full-service laboratories (in Los Angeles, San Jose and Sacramento), approximately 305 conveniently located patient service centers and 40 strategically located STAT laboratories. Our 420 courier routes and 36 courier hubs will continue to provide rapid collection, processing and distribution services to clients. We assess the characteristics of each geographic territory to customize professional service routes that ensure proper specimen collection and report distribution which enable us to offer highly effective services to the different needs of rural and high traffic urban areas in California.

  Low Cost Provider. We enjoy cost advantages gained through economies of scale and efficient processes. Our management believes our cost per specimen is the lowest in the California market. We have created a fully integrated collection, testing, distribution and operating system which is characterized by a high degree of operating leverage, allowing us to expand testing capacity at a very low incremental cost. Meris and Bio-Cypher historically had average costs per specimen of approximately $43.00 and $27.00, respectively. Following the acquisitions, Meris has, and Bio-Cypher is expected to have, average costs per specimen of approximately $21.00 and $16.00, respectively. Our management expects these average cost per specimen reductions to generate annual cost savings of approximately $45 million. Our management believes that we have the capacity to process approximately 60,000 specimens per day, allowing an increase of approximately 32.0% over the current level of 45,600 specimens per day, without the need for significant additional operating expenses or capital expenditures. This operating leverage should enable us to experience cash flow growth while achieving our market share growth objectives.

  Comprehensive Testing Services. We are able to provide our customers with "one-stop-shopping" by offering a full spectrum of testing services to the medical community. We perform approximately 99% of ordered tests, including most esoteric tests, in-house. The balance is referred to subcontracted specialty laboratories. We maintain a policy of expanding our testing menu only when there is sufficient volume and economic justification. Accordingly, favorable partnering relationships with several other laboratories facilitate our ability to optimize our in-house test menu under a "make versus buy" cost-based analysis. We believe that new testing procedures such as amplified DNA probes for chlamydia and gonorrhea testing and emerging cytology (PAP smear) technology offer two examples of possible additional future revenue growth from technology. Conversion from non-amplified to amplified probes not only provides for more specific and definitive test results, but also provides for a higher level of reimbursement. Conversion to the newer emerging PAP smear technology provides similar benefits both to the patient and to us. Our management believes that increased marketing support of both of these new technologies will have a positive effect on future revenue.

  Reputation for Quality. Clinical laboratory testing is an essential element in the delivery of quality healthcare service because physicians use laboratory tests to assist in detecting, diagnosing, evaluating, monitoring and treating diseases and other medical conditions. Approximately 70% of total healthcare expenditures in the United States are determined on the basis of laboratory test results. We employ a quality assurance program for all of our laboratories and facilities designed to ensure that specimens are collected and tested, and client, patient and test information is reported, billed and filed in a timely and accurate manner. Each of our three full-service laboratories has earned full accreditation by the College of American Pathology. Over the past four years, our accuracy rates, as determined by the College of American Pathology, have increased from 99.2% in 1994 to over 99.5% in 1998. Our management believes that our accuracy rates are among the highest in the industry.

  Proven and Committed Management Team with Substantial Local Market
Knowledge. We have a proven management team with extensive experience in the California clinical laboratory testing industry, including significant expertise in identifying, effecting and integrating acquisitions within the California market. We have strengthened our existing management team with the addition of Robert E. Whalen, who became our President and Chief Executive Officer on November 23, 1999. Mr. Whalen was previously an Executive Vice President of Laboratory Corporation of America and National Health Laboratories. Mr. Whalen has over 20 years of experience in the clinical laboratory testing industry, with over 10 of those years in California. David
C. Weavil, our former Chairman, President and Chief Executive Officer, is expected to continue to have an active role in management and planning and will remain Chairman. Our five most senior executives collectively have over 80 years of clinical laboratory testing experience. Moreover, approximately 70% of our 200 employees in supervisory or managerial roles have been employed at our company for five years or more. Upon completion of the recapitalization, our management team will own or have the opportunity to acquire through a stock option plan up to 15% of our common stock.

                               Business Strategy

  Our overall goal is to continue to be recognized as the preeminent independent clinical laboratory testing organization in California. To accomplish this goal, we employ the following business strategies:

  Maintain Customer Satisfaction through Superior Service Quality. We achieve a high level of customer satisfaction through superior customer service and seek to maintain what our management believes is our reputation as the highest quality provider of clinical laboratory testing services in California. Our 75-member sales and service staff is responsible for visiting existing and prospective accounts regularly to educate them about our capabilities and general laboratory issues and, in the case of existing accounts, to identify ways to improve existing services. We also operate a customer service hotline to assist customers with service issues and billing inquiries. Doctors can receive patient test results via an automated telephone system 24 hours a day. To ensure the integrity of our tests, we standardized and automated our collection, testing and billing processes. Such standardized controls and techniques include utilizing specialized pouches and preprinted requisition forms for proper processing, as well as utilizing computer bar coding and log-in techniques for proper testing and billing. Our goal is to remain the provider of choice in California and to utilize our established brand name and reputation for quality to compete on factors other than price.

  Continue to Improve Terms of Contracts. We have a company-wide policy to partner with our customers, especially managed care customers, in an effort to effect greater correlation between price and service levels based on the following three strategies: (1) increase "at risk" capitation rates to achieve greater coverage of incremental testing costs; (2) reduce our incurred costs that do not add value to patient care and (3) restructure contracts to exclude some non-core "premium" services, such as PAP smears and esoteric tests, from the "at risk" capitation rate. For example, we restructured a major contract in early 1998 by increasing the capitation rate by more than 50%, with an additional 50% step-up beginning in 1999. In addition, we passed all expenses associated with six supporting STAT laboratories and 10 patient service centers to the customer, expenses which would have previously been included in the capitation rate. In 1997, we repriced over 70% of our managed care contracts with a 50% average price increase and in 1998 we repriced 40% of our managed care contracts with a 30% average price increase. We have established this partnering approach as a longer-term strategy and have instituted a quarterly contract-specific review process to achieve this goal.

  Grow Market Share through Refocused Sales and Marketing Efforts. We intend to intensify our sales and marketing activities. We believe there are significant opportunities to gain market share from other commercial laboratories. To accomplish this, we intend to have a clearer delineation between sales and service activities. We also believe there are considerable opportunities to increase our hospital reference testing business and enter into laboratory management agreements with hospitals, a segment which is largely unpenetrated by us. Hospital laboratories account for approximately $2.0 billion of the approximately $4.0 billion California clinical laboratory testing market. We will also expand our effort to reduce client turnover through reorganized sales, service and marketing functions. We intend to dedicate existing sales force personnel to focus solely on these opportunities.

  Maximize Operating Efficiencies. Although we have realized significant expense reductions over the past two years, management believes there are significant additional cost savings that can be attained over the near term. For example, we expect to achieve further cost reductions through test menu consolidations, continued process and workflow scheduling improvements and consolidations of patient service centers and STAT laboratories. Our management also expects to reduce expenses for lab subcontracting, overtime and supplies. In addition, our management team expects to reduce our bad debt expense through an increased emphasis on correct billing information.

  Pursue Selected Acquisitions. In addition to seeking to maximize internal growth, we will continue to opportunistically pursue selected acquisition opportunities. We believe that independent laboratories with annual revenues of less than $20 million make up over 40% of the California independent clinical laboratory testing market. We believe that our expansive service network and operating discipline effectively position us to be a logical consolidator within the fragmented California market. In evaluating potential acquisition targets, we will continue to focus on financially and ethically sound businesses with one or more of the following characteristics: overlapping field-service networks for highly synergistic "fold-in" acquisitions, such as the Meris and Bio-Cypher acquisitions; strong geographic presence in regions where we may desire to attain greater market share and quality customer bases possessing favorable pricing characteristics.

                              The Recapitalization

  On May 24, 1999, we entered into an agreement with UC Acquisition, which is owned by affiliates of Kelso & Company, under which UC Acquisition merged with and into our company. The merger was completed on November 23, 1999. With the completion of the merger, 93.0% of our common stock is owned by the Kelso affiliates and designees and management. The remaining 7.0% of our common stock is held by a limited number of investors.

  This merger was a part of our recapitalization. The other principal features of the recapitalization included:

  . the conversion into cash of approximately 44.8 million shares of our common stock at $5.85 per share, the conversion into cash of 364,000 shares of our preferred stock at $5.75 per share and the accelerated vesting and either the cancellation or retention of outstanding stock options, for total cash consideration of up to $280.6 million; and

  . the retirement of $144.5 million of our existing debt, consisting of $119.5 million of 11% senior notes due 2006 and $25.0 million of 7.5% notes.

  We financed the recapitalization with:

  . a new common equity investment of $139.5 million from funds provided by the affiliates and designees of Kelso and a $11.1 million equity rollover from certain existing shareholders of approximately 1.9 million shares of our currently outstanding stock into approximately 7.4% of our post-merger common stock;

  .  approximately $31.3 million of cash from us;

  . a new senior bank credit facility consisting of $160.0 million in term loans and $2.0 million of borrowings under a $25.0 million revolving credit facility; and

  .  $150.8 million from the issuance of the Old Notes.

  In addition, if our ratio of net total debt to EBITDA (as defined in a capital call agreement) for the year 2000 is greater than 5.0 times, the Kelso affiliates that control us will be required, pursuant to the capital call agreement, to make (or cause their designees to make) an equity investment of up to $50.0 million to the extent necessary for us to reduce the ratio to 5.0 times. The indenture governing the Notes will contain a covenant requiring us to receive such equity investment to the extent required by the new credit facility.

  The following table sets forth the expected sources and uses of funds in connection with the recapitalization, as if it had occurred on September 30, 1999:

Sources of Funds:             Amount
-----------------          -------------
                           (in millions)
Cash(1)...................    $ 31.3
Revolving credit facili-
 ty(1)....................       2.0
Term loans................     160.0
The Notes.................     150.8
Common equity invest-
 ment(2)..................     150.6
                              ------
  Total sources of funds..    $494.7
                              ======

--------
(1) Our cash on hand increased by the time our merger with UC Acquisition was completed so that we did not have to borrow any funds under the revolving credit facility.

Use of Funds:                 Amount
-------------              -------------
                           (in millions)
Merger consideration(3)...    $291.7
Repayment of existing
 debt(4)..................     144.5
Estimated fees and ex-
 penses...................      58.5
                              ------
  Total uses of funds.....    $494.7
                              ======

(2) Includes $139.5 million from the Kelso affiliates and designees and a retained common equity interest of $11.1 million (valued at the $5.85 per share merger price).

(3) Includes cash merger consideration of $280.6 million and retained equity interest of $11.1 million. The cash merger consideration will be used to liquidate our current outstanding common and preferred stock that is not part of the retained interest, including the shares of common stock that were issued upon conversion of a $14.0 million 7.5% convertible subordinated note issued in connection with the Meris acquisition.

(4) Gives effect to the tendering of 99.6% of the senior notes in a tender offer completed on November 23, 1999.

  Our common stock is currently listed on the American Stock Exchange under the symbol "ULB." With the completion of the merger, we anticipate that our common stock will no longer be listed.

  For more information on the recapitalization, see "The Recapitalization" section.

                               The Exchange Offer

  On September 28, 1999, Unilab Finance issued and sold $155,000,000 aggregate principal amount of 12 3/4% senior subordinated notes (the "Old Notes") in an offering exempted from registration under the Securities Act. Concurrently with the closing of the offering, Unilab Finance deposited the net proceeds of the offering with an escrow agent. As part of our recapitalization, we assumed the obligations of Unilab Finance under the Old Notes and related indenture on November 23, 1999 and used the escrowed funds deposited by Unilab Finance to finance our recapitalization and related transactions. In this exchange offer, you may exchange your outstanding Old Notes for New Notes which have substantially the same terms. You should read the discussion under the headings "The Exchange Offer" and "Description of Notes" for further information regarding the New Notes to be issued in the exchange offer.

Securities Offered........  We are offering up to $155,000,000 aggregate principal amount of new 12 3/4 senior subordinated notes due 2009 which have been registered under the Securities Act (the "New Notes"). The form and terms of the New Notes are identical in all material respects to those of the Old Notes. The New Notes, however, will not contain certain transfer restrictions, registration rights and liquidated damages provisions relating to the Old Notes. The Old Notes may be exchanged for New Notes under the exchange offer described in this prospectus under the headings "The Exchange Offer" and "Exchange Offer; Registration Rights."

Tenders; Expiration Date;
 Withdrawal of Tender.....  The Exchange Offer will expire at 5:00 p.m., New
                            York City time, on        , 2000, unless we extend
                            it. If you decide to exchange your Old Notes for New Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the New Notes. You may withdraw any Old Notes that you tendered for exchange at any time prior to 5:00 p.m., New York City time, on
                                   , 2000. If we decide for any reason not to
                            accept any Old Notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer--Terms of the Exchange Offer; Period for Tendering Old Notes" and "The Exchange Offer-- Withdrawal Rights."

Certain Conditions to the
 Exchange Offer...........  The exchange offer is subject to customary conditions, which we may waive. Please read the section "The Exchange Offer--Certain Conditions to the Exchange Offer" of this prospectus for more information regarding conditions to the exchange offer.

Material Federal Tax
 Considerations...........  Your exchange of Old Notes for New Notes to be issued in the exchange offer will not result in any gain or loss to you for federal income tax purposes. See "Material Federal Income Tax Considerations" in this prospectus.

Use of Proceeds...........  We will not receive any cash proceeds from the exchange offer.

Exchange Agent............  HSBC Bank USA is the Exchange Agent. The address and telephone number of the Exchange Agent appear in "The Exchange Offer--Exchange Agent" section.

Consequences of Not
 Exchanging Old Notes.....  If you do not exchange your Old Notes in the exchange offer, your Old Notes will continue to be subject to the restrictions on transfer set forth in the legend on the certificate for your Old Notes. In general, you may offer or sell your Old Notes only if they are registered under, offered or sold under an exemption from, or offered or sold in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently intend to register the Old Notes under the Securities Act. If your Old Notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your Old Notes. Under certain circumstances, however, certain holders of Old Notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell New Notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement which would cover resales of Old Notes by such holders. See "The Exchange Offer--Consequences of Exchanging or Failing to Exchange Old Notes" and "Exchange Offer; Registration Rights."

                          Description of the New Notes

  The terms of the New Notes and the Old Notes are identical in all material respects, except:

  .  the New Notes will have been registered under the Securities Act;

  . the New Notes will not contain transfer restrictions and registration rights that relate to the Old Notes; and

  . the New Notes will not contain provisions relating to the payment of liquidated damages to be made to the holders of the Old Notes under circumstances related to the timing of the exchange offer.

  Where we refer to "Notes" in this prospectus, we are referring to both Old Notes and New Notes. The summary below describes the principal terms of the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the Notes.

Securities Offered........  We are offering up to $155,000,000 aggregate principal amount of 12 3/4% senior subordinated notes due 2009 which have been registered under the Securities Act.

Maturity..................  October 1, 2009.

Interest Rate.............  12 3/4% per year, calculated using a 360-day year.

Interest Payment Dates....  April 1 and October 1 beginning on April 1, 2000.
                            Interest will accrue from the issue date of the Notes.

Ranking...................  The Old Notes are, and the New Notes will be, unsecured senior subordinated obligations of ours and will rank junior to all of our existing and future senior debt. Because the Notes are subordinated, in the event of bankruptcy, liquidation or dissolution, holders of Notes will not receive any payment until holders of senior debt have been paid in full. As of September 30, 1999, after giving effect to the recapitalization after giving effect to the tendering of 99.6% of the senior notes in the tender offer completed on November 23, 1999, we estimate that we would have had $166.6 million of senior debt, excluding approximately $23.0 million that we expect to have available to borrow under our new credit facility.

Optional Redemption.......  We cannot redeem the Notes until October 1, 2004, except as described below in connection with an equity offering. At any time on or after October 1, 2004, we may redeem some or all of the Notes at the redemption prices listed in the "Description of the Notes" section under the heading "Optional Redemption," plus accrued interest.

Optional Redemption After
 Equity Offerings.........  At any time, which may be more than once, before
                            October 1, 2002, we can choose to redeem up to 35% of the outstanding Notes with money that we raise in one or more equity offerings, as long as:

                               . we pay 112.75% of the face amount of the Notes, plus accrued interest;

                               .  we redeem the Notes within 90 days of
                                  completing the equity offering; and

                               .  at least 65% of the aggregate principal
                                  amount of Notes issued remains outstanding afterwards.

Change of Control Offer...  If a change of control of our company occurs, each holder of the Notes will have the opportunity to sell their Notes to us at 101% of their face amount, plus accrued interest.

                            We might not be able to pay you the required price for Notes you wish to sell at the time of a change of control, because:

                               .  we might not have enough funds at that time;
                                  or

                               . the terms of our senior debt may prevent us from paying.

Asset Sale Proceeds.......  If we or any of our restricted subsidiaries engage in asset sales, we generally must either re-invest the net cash proceeds from such sales in our business within a specified period of time, prepay senior debt or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds from such asset sales. The purchase price of the Notes will be 100% of their principal amount, plus accrued interest.

Certain Indenture
 Provisions...............  The indenture governing the Notes contains covenants that, among other things, limit our ability and the ability of some or all of our subsidiaries to:

                               .  incur additional debt;

                               .  pay dividends or distributions on our
                                  capital stock or repurchase our capital
                                  stock;

                               .  issue preferred stock of subsidiaries;

                               .  make certain investments;

                               .  create liens on any assets to secure debt;

                               .  enter into transactions with affiliates;

                               .  merge or consolidate with another company;
                                  and

                               .  transfer and sell assets.

                            These covenants are subject to a number of important limitations and exceptions.

Risk Factors..............  Investing in the Notes involves substantial risks.
                            See the "Risk Factors" section for a description of certain of the risks you should consider before investing in the Notes.

                               Executive Offices

  Unilab Corporation is a Delaware corporation with principal executive offices located at 18448 Oxnard Street, Tarzana, California 91356. Our main phone number is (818) 996-7300.

                        Summary Pro Forma Financial Data

  The summary pro forma financial data set forth below have been derived from, and should be read in conjunction with, the unaudited pro forma financial statements, including the accompanying notes, appearing elsewhere in this prospectus. See "Unaudited Pro Forma Financial Statements." The summary pro forma statement of operations data give effect to both the recapitalization and the Meris and Bio-Cypher acquisitions as if they had occurred on the first day of the relevant period and the summary pro forma balance sheet gives effect to the recapitalization as if it had occurred on September 30, 1999. The summary unaudited pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the recapitalization and recent acquisitions had been consummated on the dates indicated, nor are they necessarily indicative of future operating results or financial position.

                                                                Nine Months
                                              Year Ended           Ended
                                           December 31, 1998 September 30, 1999
                                           ----------------- ------------------
                                                  (dollars in thousands)
Statement of Operations Data:
  Revenue.................................     $296,951           $232,021
  Gross profit (1)........................       75,384             67,450
  Selling, general and administrative
   expense................................       60,067             33,977
  Operating income........................        4,572             25,561
  Interest, net...........................       37,468             27,930
  Net income (loss).......................     $(32,616)          $  9,523
Other Financial Data:
  Depreciation and amortization...........       10,745              7,912
  Capital expenditures (2)................        3,595              5,188
  Gross margin (1)........................         25.4%              29.1%

                        As of
                  September 30, 1999
                ----------------------
                (dollars in thousands)
Balance Sheet
 Data:
  Cash and cash
   equivalents..      $     --
  Accounts
   receivable,
   net.........          55,830
  Total
   assets......         186,675
  Total debt...         317,358
  Shareholders'
   equity
   (deficit)...        (163,132)

--------
(1)  Excludes depreciation and amortization.

(2) Our historical capital expenditures were $3,005,000 and $4,903,00 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. Meris' historical capital expenditures were $21,000 for the nine months ended September 30, 1998, during which time Meris was in bankruptcy. Bio-Cypher's historical capital expenditures were $569,000 and $285,000 for the year ended December 31, 1998 and the approximate four-month period ended May 9, 1999, respectively. Pro forma capital expenditures are presented for illustrative purposes only and are not necessarily indicative of the capital expenditures that would have been incurred if the recapitalization and recent acquisitions had been consummated on the dates indicated. For further information on capital expenditures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources-- Following the Recapitalization."

                       Summary Historical Financial Data

  The summary financial data for each of the fiscal years in the three-year period ended December 31, 1998 have been derived from our audited financial statements. Such information is contained in and should be read in conjunction with the audited financial statements and accompanying notes included in this prospectus.

  The summary financial data for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year. The nine month data should be read in conjunction with our unaudited financial statements for the nine months ended September 30, 1998 and 1999 included elsewhere in this prospectus.

                                                           Nine Months Ended
                          Year Ended December 31,            September 30,
                         ----------------------------  --------------------------
                           1996      1997      1998        1998          1999
                         --------  --------  --------  ------------  ------------
                                        (dollars in thousands)
Statement of Operations
 Data:
  Revenue............... $205,217  $214,001  $217,370  $    162,046  $    213,496
  Direct laboratory and
   field expenses.......  154,172   155,942   152,007       111,634       147,133
  Legal, acquisition and
   restructuring related
   charges..............   70,595       --        --            --            600
  Selling, general and
   administrative
   expense..............   41,801    34,570    33,530        24,990        29,323
  Operating income
   (loss)...............  (72,842)   14,604    24,241        19,648        29,251
  Third party interest,
   net..................  (13,401)  (14,068)  (13,538)      (10,068)      (11,244)
  Related party
   interest, net........    1,279       --        --            --            --
  Loss on sale of
   promissory note......    4,529       --        --            --            --
  Income (loss) before
   income taxes and
   extraordinary item...  (89,493)      536    10,703         9,580        18,007
  Income tax benefit....      --        --        --            --         11,904
  Income (loss) before
   extraordinary item...  (89,493)      536    10,703         9,580        29,911
  Extraordinary item....    3,451       --        --            --            --
  Net income (loss)..... $(92,944) $    536  $ 10,703  $      9,580  $     29,911
Other Financial Data:
  EBITDA(1)............. $  9,244  $ 23,489  $ 31,833  $     25,422  $     37,040
  Depreciation and
   amortization.........   11,491     8,885     7,592         5,774         7,189
  Capital expenditures..    3,948     1,935     3,005         2,335         4,903
  Ratio of earnings to
   fixed charges(2).....     --(3)    1.03x     1.60x         1.73x         2.17x
                                                       As of September 30, 1999
                                                       --------------------------
                                                        (dollars in thousands)
Balance Sheet Data:
  Cash, cash equivalents and restricted cash.......            $ 31,250
  Accounts receivable, net.........................              55,830
  Total assets.....................................             213,400
  Total debt.......................................             162,541
  Shareholders' equity.............................              12,036

--------
(1) "EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization, non-recurring charges and extraordinary items. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating health care companies. Moreover, substantially all of our financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Excludes non-recurring charges of $70.6 million for 1996 and $0.6 million for the first nine months of 1999.
(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges include interest expense on all debt, amortization of deferred financing costs and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest.
(3) Earnings were insufficient to cover fixed charges in 1996 by $89,493.

                                  RISK FACTORS

  You should carefully consider the following factors in addition to the other information in this prospectus before investing in the Notes.

  Our substantial debt could adversely affect our financial health and prevent us from fulfilling the obligations under the New Notes.

  As a result of the recapitalization, we will have a significant amount of debt. After giving effect to the recapitalization as if it had occurred on September 30, 1999, we would have had approximately $317.4 million of debt (excluding unused commitments of approximately $23.0 million under the new credit facility). See "The Recapitalization" and the "Unaudited Pro Forma Financial Statements" sections for more information on the recapitalization and its pro forma effects on our financial condition and results of operations.

  Our substantial debt could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the New Notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

  . increase our vulnerability to interest rate fluctuations because the interest on the debt under the new credit facility will be at variable rates;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  . place us at a competitive disadvantage compared to our competitors that have less debt.

  Despite substantial levels of debt, we may still be able to incur even more debt. This could further exacerbate the risks described above.

  We may be able to incur substantial additional debt in the future. The terms of the indenture do not fully prohibit us from doing so, and our new credit facility will likely permit additional borrowings. In particular, we expect that at least $23.0 million of the revolving credit facility under the new credit facility will be undrawn on the date of the merger. If new debt is added to our current debt levels, the related risks that we now face could intensify.

  We will require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors, many of which are beyond our control.

  Our ability to make payments on and to refinance our debt, including the New Notes, and to fund planned capital expenditures and acquisitions will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under the new credit facility in an amount sufficient to enable us to service our debt, including the Notes, or to fund our other liquidity needs. In order to pay the principal amount of the Notes at maturity, we may need to refinance all or a portion of our debt, including the New Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the new credit facility and the New Notes, on commercially reasonable terms or at all.

  Your right to receive payments on the Notes is junior to our existing debt and possibly to all of our future borrowings.

  The New Notes will rank behind all of our existing senior debt including all borrowings under the new credit facility and all other future debt, except any future debt that expressly provides that it is not senior in right of payment to the New Notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Notes.

  In addition, all payments on the Notes can be blocked in the event of a payment default on senior debt and may be blocked for up to 180 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

  In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the Notes will participate with trade creditors and holders of our other obligations that are not senior debt in the assets remaining after we have paid all of the senior debt. However, because the indenture requires that amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceedings be paid to holders of senior debt instead, holders of the Notes may receive less, ratably, than holders of trade payables and other obligations that are not senior debt in any such proceedings. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of Notes may receive less, ratably, than the holders of senior debt.

  Assuming the recapitalization had been completed on September 30, 1999, the Notes would have been junior to approximately $166.6 million of senior debt and approximately $23.0 million would have been available for borrowing as additional senior debt under the new credit facility. We will be permitted to borrow substantial additional debt, including senior debt, in the future under the terms of the indenture.

  Our new credit facility and the indenture governing the New Notes will contain various covenants which limit the discretion of our management in the operations of our business.

  Our new credit facility and the indenture governing the New Notes will contain various provisions that limit our management's discretion by restricting our ability to:

  .  incur additional debt;

  . pay dividends or distributions on our capital stock or repurchase our capital stock;

  .  issue preferred stock of subsidiaries;

  .  make certain investments;

  .  create liens to secure debt;

  .  enter into transactions with affiliates;

  .  merge or consolidate with another company; and

  .  transfer and sell assets.

  In addition, the new credit facility will require us to meet specified financial ratios.

  If we fail to comply with the restrictions of the new credit facility or the indenture governing the New Notes or any other subsequent financing agreements, a default may occur. This default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. See "Description of New Credit Facility" and "Description of the Notes".

  Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.

  Our incurrence of debt, including the New Notes and borrowings under the new credit facility, and the subsequent transfer of a portion of those proceeds to our shareholders to pay the cash consideration in our merger with UC Acquisition, may be subject to review under relevant federal and state fraudulent conveyance statutes in the case of either:

  . a bankruptcy, reorganization or rehabilitation case or similar proceeding; or

  . a lawsuit by or on behalf of any of our creditors that are not paid on time.

  Under these fraudulent conveyance statutes, a court could invalidate some or all of the debt related to our recapitalization, including the Notes, as a fraudulent conveyance, or could render the Notes junior to our debt to existing or future creditors, if the court found that, at the time of the recapitalization, either (1) we incurred the debt and paid the cash consideration in the merger with the intent of hindering, delaying or defrauding current or future creditors or (2) we both:

  . received less than reasonably equivalent value or fair consideration in the recapitalization; and

  .  were found to be one or more of the following:

    (1) insolvent or rendered insolvent by reason of the recapitalization, including the incurrence of the related debt;

    (2) a company engaged in a business or transaction for which its assets constituted unreasonably small capital;

    (3) a company intending to incur, or believing that it would incur, obligations beyond its ability to pay as these obligations matured; or

    (4) a defendant in an action for money damages, or a company that had a judgment for money damages docketed against it, if, in either case, after final judgment the judgment is unsatisfied.

  As a condition to the consummation of the merger of our company and UC Acquisition, our directors are entitled to receive an independent opinion as to the solvency of the company after the recapitalization. Such opinion is not, however, binding on a court.

  Governmental and other third-party payors have been taking steps to lower the cost of health care services. As a result, we have received reduced payments from them for our services and other changes which reduce our revenues and profitability.

  The health care industry has been undergoing significant change as third party payors, such as Medicare, Medicaid and insurers, increase their efforts to control the cost of health care services. We have historically derived approximately 25%-30% of our revenue from tests performed for beneficiaries of Medicare and Medicaid. As a result of payors' cost-cutting efforts, the amounts we receive through reimbursements for our testing services have been reduced. In addition, payors have limited the number and types of tests that they will fully reimburse in particular medical circumstances. We expect additional efforts in the future by payors to reduce health care costs. Because the law generally requires clinical laboratories to accept Medicare and Medicaid reimbursement amounts as payment in full, when these payors unilaterally reduce the fees they are willing to pay for our services, we usually have no choice but to accept the reduced payments. Cost-cutting efforts by Medicare, Medicaid, insurers and other payors have had and may continue to have a material adverse effect on our revenues and profitability.

  The importance of the managed care sector could have a negative impact on our profitability.

  We believe that California has the highest enrollment rate in managed care plans of any state in the United States with approximately 40% of the population covered at the end of 1998. As a result, delivery of health care to participants in managed care plans has become integral to the healthcare delivery system throughout the state. We may experience declines in average revenue per patient specimen processed as managed care organizations maintain or strengthen their presence in the California health care insurance market. The importance of the managed care sector presents challenges that could have a material adverse effect on our financial condition, results of operations and cash flow. These challenges include:

  . Shift Toward Capitated Payment Contracts. Managed care organizations generally negotiate for capitated payment contracts for a substantial portion of their business. Under these contracts, clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all laboratory tests performed during the month. Capitated payment contracts shift the risk and cost of additional testing from the managed care organization to the clinical laboratory. Approximately 30%-35% of our volume and approximately 10%-15% of our revenue in 1998 were generated from capitated agreements with managed care organizations.

  . Responsibility for Charges for Out-of-Network Tests. Recently, managed care organizations have begun to make their principal laboratory providers responsible for all the costs of clinical laboratory testing services provided to the members of the managed care organization. Under these arrangements, the principal laboratory provider is responsible for charges for tests performed by other laboratory providers even though the principal laboratory has no control over the physicians who ultimately determine where to send the specimens for testing.

  . History of Aggressive Pricing. Agreements with managed care organizations have historically been priced aggressively due to the expectation that a laboratory will capture not only the testing covered under the contract, but also additional higher priced fee-for-service business from non-managed care patients of participating physicians. As the number of patients under managed care organizations increases, however, there is less fee-for-service business available to potentially offset the lower margin managed care business. Furthermore, physicians are increasingly affiliated with more than one managed care organization, and, therefore, a clinical laboratory might receive little, if any, additional higher priced fee-for-service testing from them.

  We cannot assure you that we will be able to maintain our arrangements with managed care providers or that even if such arrangements are maintained they will not be negotiated in a manner that would have a material adverse effect upon our financial condition, results of operations and cash flow.

  The clinical laboratory testing industry is subject to extensive, complex and frequently changing governmental regulation, which can have adverse effects upon us.

  The clinical laboratory testing industry is subject to extensive and complex governmental regulation, which is frequently changing. We are subject to extensive governmental regulation at both the federal and state levels in the following areas, among others:

  .  reimbursements from government payors;

  . licensing/certification requirements and quality assurance for clinical laboratories and personnel;

  .  health care billing and fraud and abuse;

  .  environmental protection; and

  .  occupational safety.

  We expect that in some of these areas governmental regulation will increase or become more burdensome. Generally, increased governmental regulation raises costs. Adverse consequences of our failure to meet governmental requirements in these areas include civil and criminal penalties, exclusion from participation in government health care programs such as Medicare and Medicaid and prohibitions or restrictions on the use of our laboratories. Existing or future governmental regulation could have a material adverse effect on our business, financial condition, results of operations or prospects. For more information on governmental regulation of

California's clinical laboratory testing industry, see the "Business" section under the heading "Governmental Regulation".

  Some of our marketing and billing practices have been subject to federal and state investigations and related legal claims, which can result in civil and criminal penalties and changes in the conduct of our business.

  Over the past several years, some of our marketing and billing practices have been the subject of federal and California investigations which resulted in agreements by us with federal and California governmental agencies to pay two settlements in an aggregate amount of $6.7 million since 1993. Although we were not required to change our practices as a result of these government settlements, we voluntarily implemented a more formal compliance program to review our billing procedures and other compliance matters. Since 1993, we also have entered into settlements with three insurance companies for an aggregate amount of $825,000.

  In November 1999, we reached a settlement with a group of thirteen insurance companies regarding claims by the insurance companies that we over-billed them in the early to mid-1990s in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government. We paid $600,000 in the settlement. Such amount has been reflected as a charge in the statement of operations for the second quarter of 1999.

  In May 1999, we learned of a new federal investigation under the False Claims Act relating to our billing practices for four types of medical tests we perform. We are in the process of gathering and voluntarily submitting documentation to the Department of Justice regarding the two tests with respect to which they have requested information. We cannot at this time assess what the result of the investigation might be. Remedies available to the government include civil and criminal penalties and exclusion from participation in federal health care programs such as Medicare and Medicaid. Application of these remedies could have a material adverse effect upon our business, financial condition, results of operations or prospects. For more information about governmental investigations, see the "Business" section under the heading "Legal Proceedings" and "Governmental Investigations."

  The complexities of billing may affect our revenues and cash flow.

  Billing for laboratory testing services is complicated. Laboratories must bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different requirements. Most of our bad debt expense is the result of several non-credit related issues, primarily missing or incorrect billing information on requisitions.

  Among many other factors complicating billing are:

  .  pricing differences between our fee schedules and those of the payors;

  .  disputes between payors as to which party is responsible for payment;

  .  disparity in coverage among various carriers; and

  .  assuring adherence to specific compliance and procedures.

  Difficulties with the integration of any new acquisitions may impose substantial costs and delays and cause other problems for us.

  As a part of our business strategy, we will continue to pursue selected acquisition opportunities that will enable us to generate revenue growth as well as additional operating efficiencies. Acquisitions involve a number of risks, including:

  .  the assimilation of new operations and personnel;

  . integration of each company's respective equipment, service offerings, networks and technologies and financial and information systems;

  .  coordination of geographically separated facilities and work forces;

  . coordination of the company's respective sales, marketing and service development efforts; and

  .  maintenance of standards, controls, procedures and policies.

  The process of integrating the operations of the acquired companies, including their personnel, could cause the interruption of our business and operations activities, including those of the acquired companies. Employees who may be key to the integration effort or our ongoing operations may choose not to continue to work for us following the closing of the acquisitions. Further, the process of integration may require a disproportionate amount of the time and attention of our management, which may distract management's attention from the day to day responsibilities of running the business, and financial and other resources.

  Any interruption or deterioration in services may result in a customer's decision to stop using us for clinical laboratory testing. Most clinical laboratory testing is performed under arrangements that are terminable at will or on short notice. It is possible that we may not realize all or any of the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

  Technology changes may lead to the development of cost-effective point-of-care testing equipment and product that will negatively impact our testing volume and revenues.

  The clinical laboratory testing industry is faced with changing technology and introduction of new products. Technology changes may lead to the development of more cost-effective point-of-care testing equipment and product that can be performed by physicians in their offices without requiring the services of clinical laboratories. Development of such technology could negatively impact our testing volume and revenues.

  With the completion of the recapitalization, affiliates of Kelso control our company.

  With the completion of the recapitalization, affiliates and designees of Kelso own approximately 93% of our outstanding common stock. The Kelso affiliates are able to elect all of our directors, appoint new management and approve any action requiring the approval of our shareholders, including amendment of our certificate of incorporation and mergers or sales of substantially all of the company's assets. The directors elected by the Kelso affiliates are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and declare dividends. The interests of Kelso and its affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a Noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions, that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to the holders of the New Notes. For information concerning the composition of our management team following the recapitalization, see the "Management" section.

  Loss of key members of our management team could negatively impact our business prospects.

  Our success is dependent in part on the efforts of some key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key employees.

  We operate in an intensively competitive environment which could cause us to lower prices and could result in reduced revenues and profit margins.

  The independent clinical laboratory testing industry in the United States and in California is highly fragmented and is characterized by intense competition. According to government data, there are about 4,500 independent clinical laboratories in the United States, approximately 600 of which we believe are located in California. These independent clinical laboratories fall into two categories. The first are the smaller, local laboratories that generally offer fewer tests and services and have less capital than the larger laboratories. These laboratories seek to differentiate themselves by maintaining a close working relationship with their physician clients by providing a high level of personal and localized services.

  The second group, which includes laboratories such as Unilab, consists of the larger regional or national laboratories that provide a broader range of tests and services. In California, our two largest independent clinical laboratory competitors are Quest Diagnostics Incorporated and Laboratory Corporation of America. Quest recently acquired SmithKline Beecham Clinical Laboratories, Inc., which had been one of our principal competitors.

  We compete primarily on the basis of the following: (1) service capability and convenience offered by our facilities, including accessibility of PSCs and local STAT testing availability; (2) size and scope of testing services performed; (3) accuracy, timeliness and consistency in reporting test results;
(4) reputation in the medical community and (5) pricing of the laboratory's testing services. To successfully compete in the California clinical testing market, we may be required to increase our operating costs, cut prices and take other measures that could have an adverse effect on our financial condition, results of operations and cash flow, which in turn could cause covenant breaches under the terms of our debt. See the "Business" section under the heading "The Clinical Laboratory Industry" and "Competition" for more information on competition in the California clinical testing industry.

  Professional liability litigation can be costly to defend and result in large damage awards which our insurance may not adequately cover or which may make it more expensive or difficult for us to insure in the future.

  As a provider of clinical laboratory testing services, we are subject to lawsuits involving negligence and other similar legal claims. These lawsuits could be costly to defend and involve claims for substantial damages. These kinds of suits could also have an adverse effect on our client base. We maintain insurance which we believe to be adequate to cover our exposure to professional liability claims. However, we cannot assure you that our current insurance is adequate or that in the future we will be able to adequately insure at an acceptable cost.

  Our failure or the failure by third-parties to successfully address the Year 2000 problem could adversely affect us.

  There is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. Our failure or the failure by one or more of our significant vendors, government payors or insurance company payors to address successfully year 2000 issues could have a material adverse effect on our results of operations and financial condition. In September 1998, the General Accounting Office reported that "the Health Care Financing Administration and its contractors are severely behind schedule in repairing, testing and implementing the mission-critical systems supporting Medicare" and concluded that "it is highly unlikely that all of the Medicare systems will be compliant in time to ensure the delivery of uninterrupted benefits and services into the Year 2000." If Medicare or other payor systems do not become Year 2000 compliant in time, our cash collections could be significantly delayed. See the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section under the heading "Year 2000" for more information about our Year 2000 compliance efforts.

  The original issue discount may present unfavorable tax and other legal consequences to you.

  The Notes will be deemed to have been issued to you at a discount for federal income tax purposes. Original issue discount, which is the difference between the stated redemption price of the Notes at maturity and the issue price of the Notes, will accrue from the issue date of the Notes and be includable in a holder's gross income as it accrues. See "Material Federal Income Tax Considerations."

  If a bankruptcy case under the U.S. Bankruptcy Code were commenced by or against us after the issuance of the Notes, the claim of a holder of Notes could be limited to exclude the amount of unamortized original issue discount, as of the relevant date, if the bankruptcy court determined that it was "unmatured interest."

  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

  Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding New Notes. However, the new credit facility will not allow such repurchase. In any event, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of New Notes. In addition, some important corporate events would not constitute a "Change of Control" under the indenture. See "Description of the Notes--Repurchase at the Option of Holders".

                              THE RECAPITALIZATION

  On May 24, 1999 UC Acquisition, a Delaware corporation owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC, affiliates of Kelso, entered into a merger agreement providing for, among other things, the merger of UC Acquisition with and into our company. The merger was part of the recapitalization. Both the merger and the recapitalization were consummated on November 23, 1999. The principal features of the recapitalization, including the merger of UC Acquisition and our company, are described in this section.

Merger Agreement

  Under the terms of the merger agreement, all but approximately 1.9 million shares of our common stock, approximately 7.4% of our post-merger shares outstanding, were converted into the right to receive $5.85 per share in cash. In addition to the conversion of our common stock in the merger, the vesting of all our options was accelerated and either cancelled in exchange for the value of such options determined with reference to the $5.85 merger price or converted into options for post-merger shares of our common stock. The 364,000 outstanding shares of our convertible preferred stock were converted into cash at the liquidation preference of $5.75 per share. The aggregate cash consideration in the merger is $280.6 million, assuming that the 1.9 million shares remain outstanding at UC Acquisition's election and that all our options are cancelled for cash value.

  Holders of approximately 4.1% of our previously outstanding shares of common stock agreed to retain their equity interest in the company. As a result, these holders now own the remaining 7.4% of our post-merger shares.

Debt Repayment

  As part of the recapitalization, we repaid $144.5 million of debt, consisting of $119.5 million of the senior notes and $25.0 million of 7.5% notes issued in connection with the recently completed acquisition of Bio-Cypher. We retired the senior notes through a cash tender offer for them which was commenced on September 1, 1999 and which we completed on the same date as the consummation of UC Acquisition's merger with our company. In the tender offer, we offered to purchase senior notes at a premium over their face amount plus accrued and unpaid interest to the date of payment.

Fees and Expenses

  Fees and expenses associated with the recapitalization were approximately $58.5 million. That amount includes accrued interest; severance costs; fees and expenses relating to the financings; financial advisory fees; fees, expenses and purchase premium for the senior notes tender; legal and accounting expenses; and printing costs.

Sources of Funds

  In addition to the net proceeds from the sale of the Old Notes offered, we financed the recapitalization with:

  . a new common equity investment of $139.5 million from funds provided by the Kelso affiliates and designees of Kelso;

  .  approximately $31.3 million of cash from us; and

  . $162.0 million of borrowings under the new credit facility, consisting of a six year $50.0 million A term loan, a seven year $110.0 million B term loan and borrowings of $2.0 million under a six year $25.0 million revolving credit facility.

Equity Commitment

  Under a capital call agreement, if our ratio of net total debt to EBITDA (as defined in the capital call agreement) for the year 2000 is greater than 5.0 times, the Kelso affiliates that control us after the recapitalization will be required to make (or cause their designees to make) an equity investment of up to $50.0 million to the extent necessary for us to reduce the ratio to 5.0 times. The indenture governing the Notes contains a covenant requiring us to receive such equity investment to the extent required by the new credit facility. For a more detailed description of the new credit facility and the capital call agreement, see "Description of New Credit Facility."

  The following table sets forth the expected sources and uses of funds in connection with the recapitalization, as if it had occurred on September 30, 1999:

Sources of Funds:             Amount
-----------------          -------------
                           (in millions)
Cash(1)...................    $ 31.3
Revolving credit
 facility(1)..............       2.0
Term loans................     160.0
The Notes.................     150.8
Common equity
 investment(2)............     150.6
                              ------
  Total sources of funds..    $494.7
                              ======
--------

(1) Our cash on hand increased by the time our merger with UC Acquisition was completed so that we did not have to borrow any funds under the revolving credit facility.

Uses of Funds:                Amount
--------------             -------------
                           (in millions)
Merger consideration(3)...    $291.7
Repayment of existing
 debt(4)..................     144.5
Estimated fees and
 expenses.................      58.5
                              ------
  Total uses of funds.....    $494.7
                              ======

(2) Includes $139.5 million from the Kelso affiliates and designees and a retained common equity interest of $11.1 million (valued at the $5.85 per share merger price).
(3) Includes cash merger consideration of $280.6 million and retained equity interest of $11.1 million. The cash merger consideration will be used to liquidate our current outstanding common and preferred stock that is not part of the retained interest, including the shares of common stock that were issued upon conversion of a $14.0 million 7.5% convertible subordinated note issued in connection with the Meris acquisition.
(4) Gives effect to the tendering of 99.6% of the senior notes in a tender offer completed on November 23, 1999.

                                USE OF PROCEEDS

  We will not receive any proceeds from the exchange offer. The proceeds from the offering of the Old Notes were approximately $150.8 million, before deducting commissions and expenses related to the offering. The proceeds from the offering of the Old Notes were released to us. We have used and will use the net proceeds from the offering to fund a portion of the financing for our recapitalization and related transactions, including:

  . payments in respect of our capital stock and options for our common stock;

  .  repayment of most of our existing debt; and

  .  payment of transaction-related fees and expenses.

  For further discussion of the estimated sources and uses of funds related to our recapitalization, see "The Recapitalization."

                                 CAPITALIZATION

  The following table sets forth our capitalization as of September 30, 1999 on a historical basis and on a pro forma basis after giving effect to our recapitalization. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                           As of September 30,
                                                                   1999
                                                          ----------------------
                                                          Historical As Adjusted
                                                          ---------- -----------
                                                          (dollars in thousands)
Cash, cash equivalents and restricted cash...............  $ 31,250   $    --
                                                           ========   ========
Debt:
  New credit facility (1)................................  $    --    $161,977
  Capital lease obligations..............................     4,128      4,128
  11% senior notes due 2006 (2)..........................   119,413        488
  The Notes, net of discount.............................       --     150,765
  7.5% notes (3).........................................    25,000        --
  7.5% convertible subordinated note (4).................    14,000        --
                                                           --------   --------
    Total debt...........................................   162,541    317,358
                                                           --------   --------
Shareholders' equity (deficit):
  Convertible preferred stock............................         4        --
  Common stock...........................................       420        257
  Additional paid-in capital.............................   231,973    149,614
  Accumulated deficit....................................  (220,361)  (313,003)
                                                           --------   --------
    Total shareholders' equity (deficit).................    12,036   (163,132)
                                                           --------   --------
    Total capitalization.................................  $174,577   $154,226
                                                           ========   ========

--------
(1) Consists of a six year $50.0 million A term loan, a seven year $110.0 million B term loan and approximately $2.0 million of borrowings under a six year $25.0 million revolving credit facility. Our cash on hand increased by the time our merger with UC Acquisition was completed so that we did not have to borrow any funds under the revolving credit facility. If our ratio of net total debt to EBITDA (as defined in a capital call agreement) for the year 2000 is greater than 5.0 times, the Kelso affiliates that will control us after the recapitalization will be required, pursuant to the capital call agreement, to make (or cause their designees to make) an equity investment of up to $50.0 million to the extent necessary for us to reduce the ratio to 5.0 times. For a more detailed description of the new credit facility and the capital call agreement, see "Description of New Credit Facility."
(2) Assumes that 99.6% of the senior notes are tendered.
(3) Issued in connection with the Bio-Cypher acquisition.
(4) Issued in connection with the Meris acquisition.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following unaudited pro forma financial statements have been derived by the application of pro forma adjustments to our historical financial statements included in this prospectus. The pro forma statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 give effect to the merger of UC Acquisition and our company and related transactions constituting our recapitalization, including our assumption of Unilab Finance's obligations under the Old Notes and related indenture and our receipt of the proceeds from the offering of the Old Notes, and the Meris and Bio-Cypher acquisitions as if such transactions had been consummated on the first day of the relevant period. The pro forma balance sheet gives effect to the recapitalization as if such transaction had occurred on September 30, 1999. The adjustments are described in the accompanying notes. The pro forma financial statements should not be considered indicative of actual results that would have been achieved had the recapitalization and the acquisitions of Meris and Bio-Cypher been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The pro forma financial statements should be read in conjunction with our, Meris', and Bio-Cypher's historical financial statements and the notes thereto included elsewhere in this prospectus.

  On November 23, 1999, UC Acquisition Sub, Inc. merged with and into our company, and our company continued as the surviving corporation. UC Acquisition Sub, Inc. was organized for the purposes of the merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the related merger agreement. Also upon closing of the merger, we assumed Unilab Finance's obligations under the Old Notes and related indenture and received the proceeds from the offering of the Old Notes held in escrow.

  Because the pro forma adjustments to our historical financial statements to reflect and account for the merger of UC Acquisition and our company and related transactions were applied as a recapitalization, the historical basis of assets and liabilities were not affected by the transaction. The pro forma financial data gives effect to the tendering of 99.6% of the senior notes in the tender offer that was completed on November 23, 1999 at a repurchase price of approximately $1,128.0 per $1,000 principal amount of senior notes plus accrued and unpaid interest.

              UNILAB CORPORATION UNAUDITED PRO FORMA BALANCE SHEET
                             (dollars in thousands)
                               September 30, 1999

                                            Historical   Pro Forma     Pro Forma
                                              Unilab    Adjustments     Unilab
                                            ----------  -----------    ---------
                  ASSETS
Current assets:
  Cash and cash equivalents...............  $  25,753    $ (25,753)(a) $     --
  Restricted cash.........................      5,497       (5,497)(a)       --
  Accounts receivable, net................     55,830                     55,830
  Inventory of supplies...................      3,970                      3,970
  Prepaid expenses and other current
   assets.................................      2,346                      2,346
                                            ---------    ---------     ---------
    Total current assets..................     93,396      (31,250)       62,146
Property and equipment, net...............     13,009                     13,009
Deferred tax asset........................     16,558                     16,558
Goodwill, net.............................     83,347                     83,347
Other intangible assets, net..............      1,922                      1,922
                                                             7,761 (a)
                                                            (3,036)(d)
Other assets..............................      5,168         (200)(e)     9,693
                                            ---------    ---------     ---------
                                            $ 213,400    $ (26,725)    $ 186,675
                                            =========    =========     =========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt.........  $   1,763    $   1,100 (f) $   2,863
Accounts payable and accrued liabilities..     23,236       (7,775)(a)    15,461
Accrued payroll and benefits..............     10,336                     10,336
                                            ---------    ---------     ---------
    Total current liabilities.............     35,335       (6,675)       28,660
                                                          (143,925)(a)
                                                           312,742 (a)
                                                           (14,000)(b)
Long-term debt, net of current portion....    160,778       (1,100)(f)   314,495
                                                              (727)(a)
Other liabilities.........................      5,251        2,128 (e)     6,652
                                            ---------    ---------     ---------
                                              201,364      148,443       349,807
Shareholders' Equity (Deficit):
Convertible preferred stock...............          4           (4)(b)       --
                                                              (401)(b)
Common stock..............................        420          238 (c)       257
                                                          (221,621)(b)
Additional paid-in capital................    231,973      139,262 (c)   149,614
                                                           (24,900)(a)
                                                           (17,818)(a)
                                                           (44,560)(b)
                                                            (3,036)(d)
Accumulated deficit.......................   (220,361)      (2,328)(e)  (313,003)
                                            ---------    ---------     ---------
    Total shareholders' equity (deficit)..     12,036     (175,168)     (163,132)
                                            ---------    ---------     ---------
                                            $ 213,400    $ (26,725)    $ 186,675
                                            =========    =========     =========

          See accompanying notes to unaudited pro forma balance sheet.

                               UNILAB CORPORATION

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

  (a) The recapitalization provides and utilizes the following sources and uses of funds (dollars in thousands):

Sources of Funds:

Borrowings under the revolving credit facility......................  $  1,977
Borrowings under the term loan facilities...........................   160,000
The Notes...........................................................   150,765
                                                                      --------
    Total debt......................................................   312,742
Cash equity investment..............................................   139,500
                                                                      --------
    Total sources of funds..........................................  $452,242
                                                                      ========
Uses of Funds:
Payment for historical common stock for $5.85 per share(1) .........  $262,009
Payment for outstanding Unilab stock options(2).....................    16,484
Payment of historical preferred stock, 364,000 shares outstanding,
 for $5.75 per share................................................     2,093
                                                                      --------
    Total merger consideration......................................   280,586
Repurchase of existing 99.6% of senior notes at book value..........   118,925
Repurchase of existing note issued in connection with the Bio-Cypher
 acquisition at book value..........................................    25,000
                                                                      --------
    Total repurchase of existing debt at book value.................   143,925
Debt retirement premium(3)..........................................    17,818
Payment of accrued interest.........................................     7,775
Payment of deferred compensation liabilities........................       727
New credit facility deferred fees...................................     3,238
The Notes deferred fees.............................................     4,523
                                                                      --------
    Total deferred financing fees(4)................................     7,761
Estimated transaction costs(5)......................................    24,900
Decrease in balance sheet cash and cash equivalents.................   (25,753)
Decrease in balance sheet restricted cash...........................    (5,497)
                                                                      --------
    Total uses of funds.............................................  $452,242
                                                                      ========

--------
(1) The amount associated with the conversion to cash of the common stock is calculated as follows:

   Total common shares outstanding..............................   42,016,236
   Conversion of $14.0 million convertible subordinated note
    into common shares..........................................    4,666,667
                                                                 ------------
                                                                   46,682,903
   Rollover equity interest.....................................   (1,895,000)
                                                                 ------------
   Common shares converted to cash..............................   44,787,903
   Cash purchase price per share................................ $       5.85
                                                                 ------------
                                                                 $262,009,233
                                                                 ============

(2) The pro forma financial statements have been prepared on the basis that the holders of our stock options will have the vesting of all options accelerated and will receive the excess of $5.85 over the exercise price of the stock options multiplied by the total number of shares of common stock subject to such options. The total cost consideration to be paid to holders of our stock options will be approximately $16.5 million. Alternatively, it may be determined by UC Acquisition and such holders of our stock options that such options may remain outstanding, possibly on amended terms but with the same aggregate spread.

(3) To reflect estimated debt retirement premium and the write-off of unamortized original issue discount of $17.8 million, comprised of $13.5 million related to our currently outstanding $120.0 million (face value) senior notes (assuming 99.6% of noteholders tender their notes in the tender offer) and $3.8 million related to the $25.0 million 7.5% notes issued in connection with the Bio-Cypher acquisition.

(4) To reflect the estimated financing fees associated with the new credit facility and the Notes. Such amount will be recorded as debt issuance costs and will be amortized over the expected life of the debt to be issued.

(5) Estimated costs associated with the recapitalization, including financial advisory fees, other financing fees and expenses, the dealer manager fee on the senior notes tender offer, legal and accounting fees and severance costs.

(b) To reflect our payments for historical common and preferred stock in accordance with the merger agreement (in thousands):

     Payment for common and preferred stock (including
      consideration for Unilab stock options)..................... $ 280,586
                                                                   =========
     Purchase price is allocated as follows:
     Convertible preferred stock.................................. $      (4)
     Common stock.................................................      (401)
     Conversion of $14.0 million convertible subordinated note....   (14,000)
     Additional paid-in capital...................................  (221,621)
     Accumulated deficit..........................................   (44,560)
                                                                   ---------
                                                                   $(280,586)
                                                                   =========

(c) To reflect an equity contribution to UC Acquisition by the Kelso affiliates, Kelso Investment Associates VI, L.P. and KEP VI, LLC, and designees of Kelso in the amount of $139.5 million in respect of which they will receive 23,846,154 shares of recapitalized common stock. A portion of such investment may instead be made by third parties, subject to the Kelso affiliates retaining a 75% ownership interest on a primary basis.

(d) To reflect the write-off of $3.0 million of deferred financing costs associated with the repurchase of the senior notes.

(e) The aggregate adjustment of $2.3 million is comprised of the following:

  . Compensation expense of $2.1 million related to the immediate vesting, at a change of control, of phantom common stock units under our supplemental executive retirement plan; and

  . compensation expense of $200,000 related to the forgiveness of a $150,000 loan by us to one of our directors in connection with his efforts in effecting the recapitalization and forgiveness of a loan for $50,000 to an executive, effective upon a change of control.

(f) To reclassify borrowings under the new credit facility to short term debt for scheduled principal repayments due within the first year.

                               UNILAB CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (dollars in thousands, except per share amounts)

                          Year Ended December 31, 1998

                                     Historical  Historical
                                       Meris     Bio-Cypher
                                       Jan 1-   Dec 1, 1997-                     Pro
                          Historical   Nov 5,     Nov 30,       Pro Forma       Forma
                            Unilab    1998 (a)    1998 (b)   Adjustments (c)  Unilab (r)
                          ---------- ---------- ------------ ---------------  ----------
Revenue.................   $217,370   $22,008     $ 57,573      $    --        $296,951
Cost of services........    152,007    21,745       47,815           --         221,567
                                                                    (473)(g)
                                                                     624 (i)
                                                                  (3,357)(l)
Depreciation and amorti-
 zation.................      7,592       --         4,667         1,692 (m)     10,745
Selling, general and ad-
 ministrative expense...     33,530     9,386       16,551           600 (e)     60,067
Writedown of intangi-
 bles...................        --        --        44,727       (44,727)(p)        --
                           --------   -------     --------      --------       --------
  Total operating ex-
   penses...............    193,129    31,131      113,760       (45,641)       292,379
                           --------   -------     --------      --------       --------
Operating income
 (loss).................     24,241    (9,123)     (56,187)       45,641          4,572
                                                                     868 (d)
                                                                  20,298 (f)
                                                                    (427)(j)
                                                                     889 (k)
Other expenses:                                                   (9,529)(n)
Interest, net...........     13,538       427        9,529         1,875 (o)     37,468
Other...................        --        --          (280)          --            (280)
                           --------   -------     --------      --------       --------
Income (loss) before in-
 come taxes.............     10,703    (9,550)     (65,436)       31,667        (32,616)
Tax provision...........        --        --           --            --             --
                           --------   -------     --------      --------       --------
Net income (loss).......     10,703    (9,550)     (65,436)       31,667        (32,616)
                           ========   =======     ========      ========       ========
Preferred stock divi-
 dends..................        131       --           --           (131)(h)        --
Net income (loss)
 available to common
 stockholders...........   $ 10,572   $(9,550)    $(65,436)     $ 31,798       $(32,616)
                           ========   =======     ========      ========       ========
Ratio of earnings to
 fixed charges (r)......       1.60x                                                --
                           ========                                            ========


    See accompanying notes to unaudited pro forma statements of operations.

                               UNILAB CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (dollars in thousands, except per share amounts)

                      Nine Months Ended September 30, 1999

                                           Historical Bio-                  Pro Forma
                                           Cypher Jan. 1-     Pro Forma      Unilab
                         Historical Unilab May 9, 1999 (b) Adjustments (c)     (r)
                         ----------------- --------------- ---------------  ---------
Revenue.................     $213,496          $18,525        $    --       $232,021
Cost of services........      147,133           17,438             --        164,571
Legal charge............          600              --             (600)(q)       --
                                                                  (355)(g)
                                                                  (848)(l)
Depreciation and
 amortization...........        7,189            1,315             611 (m)     7,912
Selling, general and
 administrative
 expense................       29,323            4,204             450 (e)    33,977
Writedown of fixed
 assets.................          --             1,331          (1,331)(p)       --
                             --------          -------        --------      --------
    Total operating
     expenses...........      184,245           24,288          (2,073)      206,460
                             --------          -------        --------      --------
Operating income
 (loss).................       29,251           (5,763)          2,073        25,561
                                                                   920 (d)
                                                                15,090 (f)
Other expenses:                                                 (3,682)(n)
  Interest, net.........       11,244            3,682             676 (o)    27,930
  Other.................          --                12             --             12
                             --------          -------        --------      --------
  Income (loss) before
   income taxes.........       18,007           (9,457)        (10,931)       (2,381)
  Tax benefit...........       11,904              --              --         11,904
                             --------          -------        --------      --------
  Net income (loss).....       29,911           (9,457)        (10,931)        9,523
                             ========          =======        ========      ========
Preferred stock
 dividends..............           99              --              (99)(h)       --
Net income (loss)
 available to common
 stockholders...........     $ 29,812          $(9,457)       $(10,832)     $  9,523
                             ========          =======        ========      ========
Ratio of earnings to
 fixed charge (r).......         2.17x                                           --
                             ========                                       ========


     See accompanying notes to unaudited pro forma statements of operations

                              UNILAB CORPORATION

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

  (a) On September 16, 1998, we signed an asset purchase agreement with Meris for us to acquire substantially all the assets of Meris. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California, and we completed the acquisition of Meris on November 5, 1998. The results of operations of Meris for the period from January 1 through November 5, 1998 have been included in our pro forma statement of operations for the year ended December 31, 1998. The results of operations of Meris since November 5, 1998 have been included in our historical results of operations.

  (b) On April 5, 1999, we signed an asset purchase agreement with Bio-Cypher for us to acquire substantially all of the assets of Bio-Cypher. The acquisition of Bio-Cypher was completed on May 10, 1999. Bio-Cypher's results for the period from January 1, 1999 through May 9, 1999 and for the twelve months ended November 30, 1998 have been included in our pro forma statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. The results of Bio-Cypher since May 9, 1999 have been included in our historical results of operations.

  (c) The pro forma adjustments to the statements of operations exclude:

  . $24.9 million of estimated fees and expenses to be incurred in connection with the recapitalization transaction;

  . the write-off of $3.0 million of deferred financing costs associated with the repurchase of our existing senior notes;

  . the estimated $17.8 million of fees payable for the early retirement of existing debt;

  . $16.5 million of employee compensation expenses relating to the exercise of stock options; and

  . $2.3 million of deferred compensation expenses and forgiveness of loans either effective upon a change of control or payable due to certain individual's efforts in connection with effecting the recapitalization.

  Such amounts represent non-recurring expenses which we anticipate will be recorded in the statement of operations for the period including the recapitalization.

  (d) Represents the elimination of interest income on overnight deposits.

  (e) Represents annual financial advisory fees paid to Kelso.

  (f) The pro forma adjustments to interest expense reflect the following:

                                              Year Ended     Nine Months Ended
                                           December 31, 1998 September 30, 1999
                                           ----------------- ------------------
                                                  (dollars in thousands)
   New credit facility:
   Revolving credit facility(1)...........      $   180           $   135
   A term loan(2).........................        4,562             3,422
   B term loan(3).........................       10,862             8,146
   The Notes(4)...........................       19,763            14,822
   Commitment fee(5)......................          115                86
   Capital lease obligations..............          819               502
                                                -------           -------
   Cash interest expense..................       36,301            27,113
   Amortization of debt financing
    costs(6)..............................          946               710
   Amortization of discount on Notes(7)...          221               107
                                                -------           -------
   Pro forma interest expense.............       37,468            27,930
   Less: historical interest expense on
    debt repaid(8)........................      (14,406)          (12,164)
   Less: pro forma interest expense on
    debt related to the Meris acquisition
    (see footnote (k) below)..............         (889)              --
   Less: pro forma interest expense on
    debt related to the Bio-Cypher
    acquisition (see footnote (o) below)..       (1,875)             (676)
                                                -------           -------
   Total adjustment.......................      $20,298           $15,090
                                                =======           =======

--------
(1) Represents interest on the drawn portion of the $25.0 million revolving credit facility using an assumed interest rate of 9.125%.
(2) Represents interest on the $50.0 million A term loan using an assumed interest rate of 9.125%.
(3) Represents interest on the $110.0 million B term loan using an interest rate of 9.875%.
(4) Represents interest on $155.0 million of the Notes at an interest rate of 12.75%.
(5) Represents a 0.5% commitment fee on the unused portion of the revolving credit facility.
(6) Represents amortization of deferred financing costs of $7.8 million over the term of the related debt.
(7) Represents amortization of original issue discount of $4.2 million over the term of the Notes using the effective interest rate method.
(8) Represents the elimination of historical interest expense paid or payable in cash.

  A 0.125% increase or decrease in the assumed weighted average interest rate applicable to the new credit facility would change the pro forma interest expense and income before taxes as follows:

                                               Year Ended     Nine Months Ended
                                            December 31, 1998 September 30, 1999
                                            ----------------- ------------------
                                                   (dollars in thousands)
   Revolving credit facility...............       $  2               $  2
   A term loan.............................         63                 47
   B term loan.............................        138                103
                                                  ----               ----
     Total.................................       $203               $152
                                                  ====               ====

  (g) Represents the elimination of the historical deferred financing amortization expense associated with our existing senior notes.

  (h) To eliminate dividends on preferred stock redeemed as part of the recapitalization.

  (i) To reflect additional amortization expense for the period from January 1 through November 5, 1998 associated with the goodwill and other intangible assets recorded in connection with the acquisition of Meris.

  (j) To reflect the elimination of the historical interest expense incurred by Meris.

  (k) To reflect interest expense for the period from January 1 through November 5, 1998 associated with the issuance of a $14.0 million convertible subordinated note, bearing interest on the outstanding balance at a rate of 7.5% per annum, in connection with the acquisition of Meris.

  (l) To reflect the elimination of the historical amortization expense incurred by Bio-Cypher.

  (m) To reflect additional amortization expense associated with the goodwill and other intangible assets recorded in connection with the acquisition of Bio-Cypher.

  (n) To reflect the elimination of the historical interest expense incurred by Bio-Cypher.

  (o) To reflect the interest expense associated with the issuance of the $25.0 million notes, bearing interest on the outstanding balance at a rate of 7.5% per annum, in connection with the acquisition of Bio-Cypher.

  (p) To reflect the elimination of the non-recurring charges recorded by Bio-Cypher to write-down intangible assets and goodwill for the permanent decline in value below Bio-Cypher's previous unamortized historical cost and the write-down of fixed assets to fair market value.

  (q) To reflect the elimination of a non-recurring legal charge of $0.6 million recorded by us for the estimated settlement amount regarding claims by a group of insurance companies in connection with our billing practices.

  (r) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges include interest expense on all debt, amortization of deferred financing costs and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. Earnings would have been insufficient to cover fixed charges by $32,616 and $2,381 for year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

                       SELECTED HISTORICAL FINANCIAL DATA

  The selected historical financial data for each of the fiscal years in the five-year period ended December 31, 1998 have been derived from our audited financial statements. Such information is contained in and should be read in conjunction with the audited financial statements and accompanying notes included in this prospectus or incorporated by reference in our Annual Reports on Form 10-K, as amended, for such years.

  The selected financial data for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year. The nine month data should be read in conjunction with our unaudited financial statements for the nine months ended September 30, 1998 and 1999 included elsewhere in this prospectus.

  The variations in the year-to-year and nine-month period to nine-month period comparisons are due primarily to the acquisition of substantially all of the assets of Bio-Cypher Laboratories, effective May 10, 1999, the acquisition of substantially all of the assets of Meris Laboratories, effective November 5, 1998, the acquisition of MLN Holding Acquisition Co., effective May 16, 1995 and the acquisition of Premier Laboratory Services, Inc., effective January 24, 1994. In addition, see notes 4, 5 and 7 of the notes to the audited financial statements included elsewhere in this prospectus for a more detailed discussion of the legal and acquisition related charges, restructuring charges and loss on sale of promissory note recorded in 1996. In addition, see note 5 to our unaudited nine-month financial statements included elsewhere in this prospectus for a more detailed discussions of the legal charge recorded during the nine months ended September 30, 1999.

                                         December 31,                              September 30,
                         ------------------------------------------------------  ------------------
                           1994        1995        1996        1997      1998      1998      1999
                         --------    --------    --------    --------  --------  --------  --------
                                             (dollars in thousands)
Income Statement Data:
 Revenue................ $151,820    $189,042    $205,217    $214,001  $217,370  $162,046  $213,496
 Direct laboratory and
  field expenses........  102,715     132,877     154,172     155,942   152,007   111,634   147,133
 Legal, acquisition and
  restructuring related
  charges...............    1,282(1)    4,400(2)   70,595         --        --        --        600
 Selling, general and
  administrative
  expense...............   31,187      37,612      41,801      34,570    33,530    24,990    29,323
 Operating income
  (loss)................    9,137       4,539     (72,842)     14,604    24,241    19,648    29,251
 Third party interest,
  net...................   (5,059)     (8,994)    (13,401)    (14,068)  (13,538)  (10,068)  (11,244)
 Related party interest,
  net...................     (133)        661       1,279         --        --        --        --
 Loss on sale of equity
  investment/promissory
  note..................      --       36,499(3)    4,529         --        --        --        --
 Income (loss) before
  income taxes and
  extraordinary item....    4,515     (40,043)    (89,493)        536    10,703     9,580    18,007
 Income tax benefit.....      --          --          --          --        --        --     11,904
 Income (loss) before
  extraordinary item....    4,515     (40,043)    (89,493)        536    10,703     9,580    29,911
 Extraordinary item.....      --        1,732       3,451         --        --        --        --
 Net income (loss)...... $  4,515    $(41,775)   $(92,944)   $    536  $ 10,703  $  9,580  $ 29,911
Other Financial Data:
 EBITDA(4).............. $ 17,918    $ 18,553    $  9,244    $ 23,489  $ 31,833  $ 25,422  $ 37,040
 Depreciation and
  amortization..........    7,499       9,614      11,491       8,885     7,592     5,774     7,189
 Capital expenditures...    2,879       4,435       3,948       1,935     3,005     2,335     4,903
 Net cash provided
  (used) by operating
  activities............    4,299      (7,400)     (5,128)      3,715    13,996    12,590    25,301
 Net cash provided
  (used) by financing
  activities............   30,483      29,055      13,786      (1,384)   (1,836)   (1,387)     (681)
 Net cash provided
  (used) by investing
  activities............  (34,558)    (23,076)      4,352      (3,759)   (3,675)   (2,954)  (13,507)
 Ratio of earnings to
  fixed charges(5)......     1.48x        -- (6)      -- (6)     1.03x     1.60x     1.73x     2.17x
Balance Sheet Data:
 Cash, cash equivalents
  and restricted cash... $  1,491    $     70    $ 12,176    $ 11,652  $ 20,137  $ 19,901  $ 31,250
 Accounts receivable,
  net...................   27,348      40,334      37,279      36,583    41,326    40,395    55,830
 Total assets...........  196,407     196,174     125,919     118,700   142,460   127,643   213,400
 Total debt.............   74,119     109,154     127,872     126,096   138,376   124,794   162,541
 Shareholders' equity
  (deficiency)..........   95,334      56,330     (34,688)    (32,283)  (21,367)  (22,545)   12,036

--------
(1) Represents acquisition related charges arising from the closure of our patient service centers and related facilities and a reduction in our workforce in connection with the Premier acquisition.
(2) Represents a legal charge related to a settlement and legal fees paid in connection with a lawsuit regarding our sales, marketing and distribution of a product designed for use in connection with pap smears.
(3) Represents a loss on the sale of equity investment relating to the sale of our 40% equity interest in a European laboratory company.
(4) "EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization, non-recurring charges and extraordinary items. EBITDA is not a measure of performance under generally accepted accounting principles ("GAAP"). While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating health care companies. Moreover, substantially all of our financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Excludes non-recurring charges and extraordinary items of $1.3 million, $42.6 million, $70.6 million and $0.6 million for 1994, 1995 and 1996 and the nine months ended September 30, 1999, respectively.
(5) For purposes of determining the ratio of fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges include interest expense on all debt, amortization of deferred financing costs and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest.
(6) Earnings were insufficient to cover fixed charges in 1995 and 1996 by $40,293 and $89,493, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  We are the largest clinical laboratory testing company in California, providing comprehensive laboratory testing services to physicians, managed care groups, hospitals and other health care providers. Our predecessor began operations in California in the 1970s. We were originally structured as a public company in 1988 for the purpose of receiving the Western United States laboratory services assets (California, Colorado, Texas, Arizona) of MetPath, Inc., a subsidiary of Corning Incorporated, in exchange for approximately 50% of our outstanding shares. We initially operated under the name "MetWest." Subsequently, in 1993, we completed a reorganization transaction with Corning, in which we sold to Corning effectively all of our non-California operations in exchange for substantially all of Corning's equity ownership in us. As a result of this reorganization, we began operating under the name "Unilab Corporation," became a widely held public company, severed our relationship with Corning and focused almost exclusively on the California marketplace.

  In the early 1990s, the clinical laboratory testing industry in California was affected by changes in government regulation, price competition and the increased penetration of managed care. As a result of these factors, our profitability was negatively impacted both by changes in testing volume and reimbursement levels and the mix of payors for our services. Government regulation focusing on health care cost containment has historically reduced testing volumes and reimbursement rates and added costs to clinical laboratories by increasing the complexity of billing and adding new regulatory requirements. In response to these changes, in 1997 we implemented a strategy to maintain testing volumes, increase prices and decrease costs. Once these strategies were in place, we began to implement an in-market acquisition strategy to leverage our fixed costs by increasing capacity utilization.

  We derive our revenues from payments for clinical laboratory testing services made by the government, managed care organizations, insurance companies, physicians, hospitals, employers and patients. In recent years, there has been a significant shift away from traditional fee-for-service health care to managed health care, as employers and other payors of health care costs aggressively move the populations they control into lower cost plans. The growth and consolidation of the managed care industry have created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with providers, including clinical laboratories. Managed care organizations generally negotiate for capitated payment contracts, under which clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all testing directed from the managed care organization to the clinical laboratory. Some services, such as various esoteric tests and anatomic pathology services, may be excluded from a capitated rate and, if excluded, would be charged on a fee-for-service basis. We expect the use of capitated agreements to continue for the foreseeable future. We maintain an active account management process to evaluate the profitability of our existing and new business, including capitated agreements. Since 1997, we have sought to adjust the prices of managed care contracts, where appropriate, to better correlate reimbursement rates with the level of service provided.

  The clinical laboratory testing industry is labor intensive given the high degree of manual labor required in collecting, transporting and testing specimens. In 1998, salaries, wages and benefits constituted approximately 45% of our direct laboratory and field expenses. Supplies expenses in collecting, transporting and testing specimens constituted approximately 20% of our direct laboratory and field expenses in 1998. Other operating expenses accounted for approximately 35% of our direct laboratory and field expenses in 1998. Selling, general and administrative expenses consist principally of the costs of the sales force, billing operations and general management and administrative support. Costs to address Year 2000 issues have been principally included in selling, general and administrative expenses.

Recent Acquisitions

  Meris Acquisition

  On September 16, 1998, we signed a definitive agreement to acquire substantially all of the assets of Meris Laboratories, Inc., one of the leading regional independent laboratories in Northern California, for approximately $16.5 million, consisting of a $14.0 million 7.5% convertible subordinated note and the assumption of $2.5 million in additional liabilities to be paid in equal installments of $35,000 per month over 72 months. In addition to Meris' customer list, we acquired approximately $3.5 million of net assets, the majority of which were trade accounts receivable. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court and we took possession of the acquired net assets on November 5, 1998. Within approximately two months after completing the acquisition, we had substantially integrated the Meris business and realized much of the significant synergies available in the consolidation.

  Bio-Cypher Acquisition

  On April 5, 1999, we signed a definitive agreement to acquire substantially all of the assets of Physicians Clinical Laboratories, Inc., which operated under the name Bio-Cypher Laboratories for approximately $37 million. Bio-Cypher had been one of our principal competitors. The purchase price for Bio-Cypher consisted of one million shares of our common stock, approximately $8.6 million in cash, $25 million of notes and the assumption of $4 million in additional liabilities. In addition to Bio-Cypher's customer list, we acquired approximately $9.6 million of assets, the majority of which were trade accounts receivable. The transaction closed on May 10, 1999 and we have completed the integration of the acquisition.

Results of Operations

  The following table sets forth certain components of our consolidated statement of operations data as a percentage of revenue.

                                                                 Nine Months
                                                                    Ended
                                                                  September
                                      Year Ended December 31,        30,
                                      -------------------------  ------------
                                       1996     1997     1998    1998   1999
                                      -------  -------  -------  -----  -----
   Revenue...........................   100.0%   100.0%   100.0% 100.0% 100.0%
   Direct laboratory and field ex-
    penses:
     Salaries, wages and benefits....    34.5%    32.3%    31.2%  30.6%  29.6%
     Supplies........................    14.0%    14.0%    14.1%  13.9%  14.4%
     Other operating expenses........    26.6%    26.6%    24.7%  24.3%  24.9%
   Depreciation and amortization.....     5.6%     4.2%     3.5%   3.6%   3.4%
   Selling, general and administra-
    tive expenses....................    20.4%    16.2%    15.4%  15.4%  13.7%
   EBITDA(1).........................     4.5%    11.0%    14.6%  15.7%  17.3%

--------
(1) Excludes certain non-recurring charges and extraordinary items.

 Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

  Revenue. Revenue increased to $213.5 million for the nine month period ended September 30, 1999 from $162.0 million for the comparable prior year period, representing an increase of $51.5 million or 31.8%. Approximately $36.4 million of the increase for the nine month period ended September 30, 1999 was attributable to revenue generated from the acquisitions of Meris, effective November 5, 1998 and Bio-Cypher, effective May 10, 1999. Exclusive of the acquired Meris and Bio-Cypher businesses, revenue increased $15.1 million for the period, primarily the result of increases in reimbursement levels of $8.5 million and additional specimen volume generating $6.6 million.

  We experienced a 5.1% increase, exclusive of the acquired Meris and BCL businesses, in the average reimbursement received for each specimen processed during the nine month period ended September 30, 1999 versus the comparable prior year period. The increase in reimbursement levels is primarily due to increases in rates charged to managed care clients, replacement of our most unprofitable accounts with other better priced business and changes in test mix to more sophisticated testing procedures for HIV and sexually transmitted and other infectious diseases. Exclusive of the acquired Meris and Bio-Cypher businesses, we experienced a 4.0% increase in the number of specimens processed in the core business during the nine month period ended September 30, 1999 versus the comparable prior year period. In addition, while we have experienced increases in volume over the prior year through acquisitions and growth in the core business, we have experienced over the last several months greater seasonal softness than anticipated and we have purged more business (primarily lower priced and less profitable accounts) from the Bio-Cypher acquisition than originally forecasted.

  Salaries, Wages and Benefits. Salaries, wages and benefits increased to $63.2 million for the nine month period ended September 30, 1999 from $49.6 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits decreased to 29.6% for the nine month period ended September 30, 1999 from 30.6% for the comparable prior year period. The decrease primarily reflects the economies of scale associated with processing a significantly higher specimen volume (25.3% volume increase during the first nine months of 1999 including the effect of the Meris and Bio-Cypher acquisitions) without the same corresponding increase in headcount.

  Supplies. Supplies expense increased to $30.7 million for the nine month period ended September 30, 1999 from $22.6 million for the comparable prior year period. As a percentage of revenue, supplies expense increased to 14.4% for the nine month period ended September 30, 1999 from 13.9% for the comparable prior year period. The increase is attributable to bringing certain more costly testing in-house, mandated use of more costly safety needles and inefficiencies of running two laboratories in the Sacramento area during the integration period of Bio-Cypher. We closed the Bio-Cypher laboratory in mid-August, 1999.

  Other Operating Expenses. Other operating expenses increased to $53.3 million for the nine month period ended September 30, 1999 from $39.4 million for the comparable prior year period. As a percentage of revenue, other operating expenses increased to 24.9% for the nine month period ended September 30, 1999 from 24.3% for the comparable prior year period. The increases are attributable to inefficiencies of running two laboratories in the Sacramento area during the integration period of Bio-Cypher and a higher volume of testing being processed by outside reference laboratories.

  Legal Charge. We have recently settled with a group of thirteen insurance companies regarding claims by the insurance companies that we over-billed them in the mid-1990s in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government. We paid $600,000 to settle these claims, and such amount has been reflected as a charge in the statement of operations for the second quarter of 1999.

  Depreciation and Amortization. Depreciation and amortization increased to $7.2 million for the nine month period ended September 30, 1999 from $5.8 million for the comparable prior year period. The increase was primarily due to the additional amortization expense incurred from the goodwill recorded in connection with the Meris and Bio-Cypher acquisitions offset by a decrease in depreciation expense due to certain laboratory computer equipment becoming fully depreciated in 1998.

  In addition, based upon the final review of certain assets acquired in the Meris and Bio-Cypher acquisitions, we have changed our estimate of goodwill amortization arising from those acquisitions to a 10-year period effective July 1, 1999. The effect of the change was to increase amortization expense by $0.6 million for the nine month period ended September 30, 1999.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $29.3 million for the nine month period ended September 30, 1999 from $25.0 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses decreased to 13.7% for the nine month period ended September 30, 1999 from 15.4% for the comparable prior year period. Such decrease continued the trend realized by us throughout 1998 and 1999 from cost reduction efforts and also reflected the economies of scale and efficiencies gained from the Meris and Bio-Cypher acquisitions.

  EBITDA. EBITDA were $36.4 million for the nine month period ended September 30, 1999, compared to $25.4 million for the comparable prior year period. Without the effect of the $0.6 million legal charge recorded in the second quarter of 1999, EBITDA for the nine month period ended September 30, 1999 would have been $37.0 million or 17.3% of sales, and would have represented an increase of approximately 46% over the comparable prior year period.

  Interest Expense. Third party interest, net increased to $11.2 million for the nine month period ended September 30, 1999 compared to $10.1 million for the comparable prior year period. The increase was primarily due to the additional interest expense incurred on the $14.0 million convertible subordinated note issued in connection with the Meris acquisition and the $25.0 million subordinated note issued in connection with the Bio-Cypher acquisition.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Revenue. Revenue increased to $217.4 million for the year ended December 31, 1998 from $214.0 million for the comparable prior year period, representing an increase of $3.4 million or 1.6%. Approximately $2.9 million of the increase was attributable to revenue generated from the acquisition of Meris, which was effective as of November 5, 1998. Exclusive of the acquired Meris business, revenue increased $0.5 million, primarily the result of increases in reimbursement levels of $6.3 million offset by decreases in specimen volume of approximately $5.8 million.

  We experienced a 3.1% increase, exclusive of the acquired Meris business, in the average reimbursement received for each specimen processed during the year ended December 31, 1998 versus the comparable prior year period. The increase in reimbursement levels is primarily due to increases in rates charged to managed care clients as we continue our strategy to only work with managed care clients who are willing to adequately pay for the levels of service they request and the elimination and replacement of our most unprofitable accounts with other reasonably priced business. Exclusive of the acquired Meris business, we experienced a 2.8% decrease in the number of specimens processed during the year ended December 31, 1998 versus the comparable prior year period. The decrease in volume was the effect of Medicare requirements for new test panels which led to changes in ordering patterns among physicians, the elimination of some under-performing accounts and the exit from small geographical areas where we couldn't achieve significant economies of scale.

  Salaries, Wages and Benefits. Salaries, wages and benefits decreased to $67.7 million for the year ended December 31, 1998 from $69.1 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were 31.2% and 32.3% for the years ended December 31, 1998 and 1997, respectively. Such decrease primarily reflects a reduction in headcount and tight control over the growth in wage increases.

  Supplies. Supplies expense remained consistent at approximately 14.0% of revenue for the years ended December 31, 1998 and 1997. However, supplies expense per specimen processed increased slightly in 1998 as we started to perform certain more costly tests in-house in late 1997 that were previously sent to outside reference laboratories. Although we experienced a slight increase in supplies expense related to bringing this testing in-house, we had a positive net benefit as lab subcontracting expenses decreased by more than 10% in the year ended December 31, 1998 from the comparable prior year period.

  Other Operating Expenses. Other operating expenses decreased to $53.6 million for the year ended December 31, 1998 from $57.0 million for the comparable prior year period. As a percentage of revenue, other operating expenses were 24.7% and 26.6% for the years ended December 31, 1998 and 1997, respectively. Such decrease was primarily due to reductions in lab subcontracting expenses (see explanation in preceding paragraph) and reductions in outside courier, automobile, telecommunication and insurance expenses, as we evaluated all expense line items throughout 1997 and 1998 and streamlined expenses as necessary to achieve cost efficiencies.

  Depreciation and Amortization. Depreciation and amortization expense decreased to $7.6 million for the year ended December 31, 1998 from $8.9 million for the comparable prior year period primarily due to certain non-compete agreements and laboratory computer equipment becoming fully amortized or depreciated in late 1997 and early 1998.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $33.5 million for the year ended December 31, 1998 from $34.6 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 15.4% and 16.2% for the years ended December 31, 1998 and 1997, respectively. Such decrease continued the trend realized by us throughout 1997 and relates to a reduction in corporate managerial and administrative positions and streamlining of all operating support services.

  EBITDA. EBITDA was $31.8 million for the year ended December 31, 1998 compared to $23.5 million for the comparable prior year period. Without the effect of a $1.2 million impact on EBITDA resulting from the integration period between November 5, 1998 and late December 1998 of the Meris acquisition, EBITDA for the year ended December 31, 1998 would have been $33.0 million.

  Interest Expense. Third party interest expense, net decreased to $13.5 million for the year ended December 31, 1998 from $14.1 million for the comparable prior year period primarily due to the repayment of capital lease obligations.

  The Company has not recognized an income tax provision for the years ended December 31, 1998 and 1997. In 1998, the Company reduced the valuation allowance against its deferred tax assets by $3.9 million, which offset any potential income tax provision. In 1997, the Company did not have taxable income. The Company has provided a valuation allowance against the entire deferred tax asset balance of $34.8 million at December 31, 1998. The Company believes that the valuation allowance is required since the Company has a recent history of operating and taxable losses, had cumulative losses of $11.1 million (excluding legal, acquisition-related and restructuring charges) for the past three years, has historically fallen short of its projected operating results and is still integrating and has not yet fully realized the benefits from the Meris acquisition. Based on these factors, the Company does not believe the weight of the evidence would support the Company having sufficient future book and taxable income to release some or all of the valuation allowance at December 31, 1998.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Revenue. Revenue increased to $214.0 million for the year ended December 31, 1997 from $205.2 million for the comparable prior year period, representing an increase of $8.8 million or 4.3%. The increase was primarily the result of additional specimen volume generating approximately $17.6 million offset by changes in payor mix and decreases in reimbursement levels of approximately $8.8 million.

  The $17.6 million increase in specimen volume was due to a 8.6% increase in the number of specimens processed during the year ended December 31, 1997 versus the comparable prior year period. Such increase was primarily attributable to growth in our core business.

  We experienced a 3.9% decline in the average reimbursement received for each specimen processed during the year ended December 31, 1997 versus the comparable prior year period. Such decrease was primarily due to an increase in managed care business and a general softening in reimbursement levels across most payor groups, most notably from insurance carriers.

  While average reimbursement was down over the prior year, the average reimbursement over the last six months of 1997 increased approximately 2.5% over the average reimbursement in the first six months of 1997, the first time in over two years that average reimbursement has increased over a comparable prior period.

  Salaries, Wages and Benefits. Salaries, wages and benefits decreased to $69.1 million for the year ended December 31, 1997 from $70.9 million for the comparable prior year period. As a percentage of revenue, salaries, wages and benefits were 32.3% and 34.5% for the years ended December 31, 1997 and 1996, respectively. Such decrease primarily reflects a reduction in headcount, control over the growth in wage increases and economies of scale associated with fewer employees processing a significantly higher specimen volume.

  Supplies. Supplies expense increased to $29.9 million for the year ended December 31, 1997 from $28.6 million for the comparable prior year period. As a percentage of revenue, supplies expense were consistent at 14.0% for the years ended December 31, 1997 and 1996. However, on a per specimen basis, supplies costs actually decreased 4.2% as a result of economies of scale associated with an increased specimen volume.

  Other Operating Expenses. Other operating expenses increased to $57.0 million for the year ended December 31, 1997 from $54.7 million for the comparable prior year period. As a percentage of revenue, other operating expenses were consistent at 26.6% for the years ended December 31, 1997 and 1996.

  During the third quarter of 1996, we recorded charges of approximately $4.9 million, primarily related to settlements reached with the U.S. Government and certain other entities in connection with our sales, marketing and billing practices. We agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of our billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. We also paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

  During the fourth quarter of 1996, we recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million and a reserve for managerial restructuring expenses of $4.0 million. The write-off of goodwill and customer lists principally related to two of our laboratory operations, which had seen decreasing operating results and cash flows throughout 1996. The $4.0 million managerial restructuring expenses related to a reduction in headcount of approximately 25 employees, including the resignation of our then Chairman, President and Chief Executive Officer in January 1997.

  Depreciation and Amortization. Depreciation and amortization expense decreased to $8.9 million for the year ended December 31, 1997 from $11.5 million for the comparable prior year period. Such decrease was primarily due to a reduction in amortization expense from the write-off of goodwill and customer lists of $61.7 million in the fourth quarter of 1996 offset by increased depreciation expense from approximately $4.1 million of laboratory computer equipment and software placed into service at one of our laboratory locations in the first quarter of 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $34.6 million for the year ended December 31, 1997 from $41.8 million for the comparable prior year period. As a percentage of revenue, selling, general and administrative expenses were 16.2% and 20.4% for the years ended December 31, 1997 and 1996, respectively. Such decrease related primarily to a reduction in the level of expenditures incurred in the sales and marketing area, including revisions in incentive programs and reduction in staffing levels and organizational and support services, and reduction in corporate managerial and administrative positions.

  EBITDA. EBITDA was $23.5 million for the year ended December 31, 1997 compared to $9.2 million for the comparable prior year period (excluding legal and acquisition related and restructuring charges, loss on sale of promissory note and extraordinary item).

  Interest Expense. Third party interest expense, net increased to $14.1 million for the year ended December 31, 1997 from $13.4 million for the comparable prior year period. The increase was primarily due to the full year effect of increased debt incurred by us under an offering of $120.0 million of 11% senior notes due 2006 in March 1996.

  Related party interest income of $1.3 million for the year ended December 31, 1996 reflects interest income on a $15.0 million promissory note we received upon the sale, effective June 30, 1995, of an equity investment. In November 1996, we sold a 100% participation interest in our rights under the $15.0 million promissory note to a third party for $11.0 million. We recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest of $0.5 million from July 1, 1996 through the sale date.

  Upon completion of the senior notes offering, we wrote off $3.5 million of deferred financing costs related to our previous credit agreements.

Liquidity and Capital Resources

  Following the Recapitalization

  Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, capital expenditures and debt service. We will fund our liquidity needs primarily with internally generated funds from operations and, to the extent necessary, through borrowings under the new $25.0 million revolving credit facility.

  For more information on our capital structure, including our debt obligations, following the recapitalization, see "The Recapitalization," "Unaudited Pro Forma Financial Statements" and "Description of New Credit Facility."

  Capital expenditures were approximately $3.0 million and $4.9 million for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, and were primarily for information technology, laboratory equipment and expansion of our Sacramento laboratory. We expect to make approximately $6.0 million of capital expenditures for the year ending December 31, 1999. Significant investments are expected for laboratory expansion, information technology and laboratory equipment. We anticipate that on-going maintenance capital expenditures will approximate 1% of revenue.

  Historical

  Net cash provided by operating activities was $25.3 million for the nine months ended September 30, 1999 and reflects an improvement of $12.7 million over the comparable prior year period when net cash provided by operating activities was $12.6 million. The improvement in 1999 was primarily due to an improvement in the Company's operating performance and timing of payments for accounts payable.

  Net cash used by financing activities was $0.7 million for the nine months ended September 30, 1999, resulting primarily from scheduled principal repayments under capital lease obligations.

  Net cash used by investing activities was $13.5 million for the nine months ended September 30, 1999, resulting from an $8.6 million cash payment in partial consideration of the purchase price for the Bio-Cypher acquisition and $4.9 million of fixed asset additions. We had $25.8 million of unrestricted cash and cash equivalents at September 30, 1999.

  Net cash provided by operating activities during the year ending December 31, 1998 was $14.0 million and reflects an improvement of $10.3 million over the comparable prior year period when net cash provided by operating activities was $3.7 million. The increase in 1998 was primarily due to the improvement in our operating performance.

  Net cash used by financing activities was $1.8 million for the year ending December 31, 1998, primarily resulting from scheduled principal repayments under capital lease obligations of $1.7 million and the issuance of preferred dividends of $0.1 million.

  Net cash used by investing activities was $3.7 million for the year ended December 31, 1998, resulting from capital expenditures of $3.0 million and payments made on acquisitions completed in 1996 and 1995 of $0.7 million. We expect that our capital expenditure requirements, excluding any amounts related to acquisitions, will approximate $4.0 million in 1999.

  In March 1996, we completed the offering of $120.0 million of 11% senior notes due 2006. The proceeds from the senior notes offering were used to retire outstanding borrowings under our then existing bank term loan and revolving line of credit facility in the principal amount of $102.1 million, plus accrued interest. We have not been required to make any mandatory redemption or sinking fund payment with respect to the senior notes prior to maturity. The senior notes are not redeemable prior to April 1, 2001, after which the senior notes will be redeemable at any time at our option, in whole or in part, at various redemption prices as set forth in the indenture covering such senior notes, plus accrued and unpaid interest, if any, to the date of redemption. The indenture governing the senior notes limits our ability to incur additional debt, under certain circumstances.

  As part of the recapitalization, on September 1, 1999 we commenced a tender offer to repurchase and retire the senior notes. We have close the tender offer on November 23, 1999, the same date as the closing of our merger with UC Acquisition and other recapitalization transactions.

  In connection with the acquisition of Meris, we issued a $14.0 million convertible subordinated note, bearing interest at the rate of 7.5% and payable on May 5 and November 5 of each year. The note is subordinated to the senior notes and is due in November 2006. The note is convertible into our common stock at a conversion price of $3.00 per share, subject to certain restrictions. In addition, subject to certain restrictions, the note may be redeemed by us. At the completion of the merger, the note was converted into approximately 4.7 million shares of our common stock, which was then cashed out at the $5.85 per share merger price.

  In connection with the acquisition of Bio-Cypher, we issued $25.0 million of notes bearing interest at the rate of 7.5%. As part of the recapitalization, we have redeemed the notes.

  In July 1996, we entered into an agreement with a financial institution whereby we can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, we may sell new receivables to bring the amount sold up to a maximum of $20.0 million. As of December 31, 1998, we had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. We were in compliance with such covenants in 1998. We allowed the agreement to terminate in July 1999.

  We had $20.1 million of cash and cash equivalents on hand at December 31, 1998.

Year 2000

  We have substantially completed the upgrading and modification of all our laboratory, billing and accounting systems in order for such systems to properly recognize and perform date calculations in the year 2000. We spent approximately $400,000 in 1998 and another $100,000 in 1999 for additional hardware, upgraded software and consulting time to enable us to properly address the year 2000 issue. The total cost to fix the year 2000 issue is in line with our original estimates. While the consequences of an incomplete or untimely resolution of the year 2000 issue could have a significant impact on finalizing laboratory results, properly billing the numerous different payor groups and gathering and reporting payroll, accounting and other employee and financial information, we believe that we have adequately resolved the year 2000 issue for our internal systems. There can be no assurance, however, that our year 2000 compliance efforts will adequately address all year 2000-related contingencies.

  As part of our contingency planning, we have standardized the platform and software used to process and report laboratory results during the last several years. In addition, we converted the last billing system not on our standard billing platform in 1998. If a problem occurred with the laboratory hardware or software, we might have to rely on outside reference laboratories to process specimens until year 2000 problems were fixed. If we had to rely on another location or outside reference laboratory to process specimens, turn-around time on test results would be diminished and billings and cash collections from payor groups could be significantly delayed.

  We are relying upon the ability of numerous payor groups, primarily insurance companies and government payors, to solve their year 2000 issues in order to process our billings and make appropriate cash remittances. If such payor groups do not properly resolve their year 2000 issues, cash collections could be significantly delayed. In September 1998, the General Accounting Office reported that "the Health Care Financing Administration and its contractors are severely behind schedule in repairing, testing and implementing the mission-critical systems supporting Medicare" and concluded that "it is highly unlikely that all of the Medicare systems will be compliant in time to ensure the delivery of uninterrupted benefits and services into the Year 2000." There can be no assurance that payors or other third parties upon which we depend will successfully address the year 2000 issue.

  We send approximately 1% of our specimens to outside reference laboratories for testing and do not believe we would have difficulty finding another reference laboratory to perform such tests if our current main vendor encounters difficulties with the year 2000 issue. We have asked all significant vendors to report in writing to us on the status of their year 2000 readiness and whether their systems will be compliant in sufficient time to satisfy our current requirements and workflow. We review such reports regularly and makes modifications to our own planning process, if necessary, based on the reports received from vendors.

Seasonality

  Our operations experience seasonal trends that we believe affect all clinical laboratory companies. Testing volume generally tends to be lower during the holiday seasons and, to a lesser extent, inclement weather. As a result, because a substantial portion of our expenses are relatively fixed over the short term, our operating income as a percentage of revenue tends to decrease during the fourth quarter of each year, mainly due to the Christmas and Thanksgiving holidays. Excluding $2.9 million of additional revenue in the fourth quarter from the Meris acquisition, as a percentage of total 1998 revenue, we generated approximately 25.4% in the first quarter, 25.4% in the second quarter, 24.8% in the third quarter and 24.4% in the fourth quarter.

Bad Debt Expense

  Our bad debt expense as a percentage of revenue has remained stable over the past several years, after accounting for acquisitions. The following table sets forth our bad debt expense for each of the past three fiscal years and the nine months ended September 30, 1998 and 1999.

                                        Year Ended           Nine Months Ended
                                       December 31,            September 30,
                                  -------------------------  ------------------
                                   1996     1997     1998      1998      1999
                                  -------  -------  -------  --------  --------
                                           (dollars in thousands)
   Bad debt expense.............. $14,180  $15,663  $15,662  $ 11,697  $ 15,376
    % of revenue.................     6.9%     7.3%     7.2%      7.2%      7.2%


Inflation

  Inflation was not a material factor in either revenue or operating expenses during the periods presented.

                                    BUSINESS

General

  We are the largest independent clinical laboratory testing company in California, providing comprehensive laboratory testing services to physicians, managed care groups, hospitals and other health care providers. We perform over 1,000 different tests which help physicians diagnose, evaluate, monitor and treat disease by measuring the presence, concentrations or composition of chemical and cellular components in human body fluids and tissue. These tests range from simple tests, such as glucose monitoring, to highly specialized ones, such as those designed to measure HIV infection. On a pro forma basis, we believe our revenues in California for the year ended December 31, 1998 represented approximately 25% of the California independent clinical laboratory testing market, or more than twice the annual sales of the next largest independent clinical laboratory in California. On a pro forma basis, for the nine months ended September 30, 1999, we would have generated revenue of $232.0 million.

  We operate our fully integrated collection and processing system 365 days a year, 24 hours a day. Patient specimens are collected daily from clients' offices or our own collection stations known as patient service centers. Specimens are then transported to either full-service or short turn around time ("STAT") laboratories. STAT laboratories are local facilities where we can quickly perform an abbreviated line of routine tests for customers that require emergency or time-sensitive testing services. Once the specimens are received at the laboratories, each specimen and related test request form is checked for completeness, bar coded and entered into our computer system for testing and billing purposes. Laboratory technicians then perform the requested tests, with results generally available to clients the next morning electronically.

  The clinical laboratory testing industry is essential to America's health care delivery system because physicians must rely on accurate testing information to properly assess and remedy their patients' health conditions. We believe that the U.S. clinical laboratory testing market accounts for approximately 3%, or approximately $30 billion, of the nation's total annual healthcare expenditures. The clinical laboratory testing industry in the United States is composed of three segments: (1) laboratories located in hospitals,
(2) laboratories located in physicians' offices and laboratories owned by physicians and (3) independent clinical laboratories. Our management believes that the California clinical laboratory testing market is approximately $4.0 billion in size and is the largest in the nation. Despite significant industry consolidation, the clinical laboratory testing market nationally, and particularly in California, remains highly fragmented. We directly compete in the approximately $1.2-$1.4 billion independent clinical laboratory testing sector within California.

Competitive Strengths

  We attribute our leading position in the California independent clinical laboratory testing market and our significant opportunities for continued profitable growth to the following competitive strengths:

  Market Leader in California. We are the largest independent clinical laboratory testing company in California with a market share of approximately 25%, more than twice that of our next largest competitor. Our strong regional presence and reputation for superior customer service and support make us the preferred provider of laboratory testing services to physicians and other customers seeking superior patient access and service reliability. We currently serve approximately 40,000 customers and has approximately 150 managed care contracts, covering approximately 3.8 million managed care lives.

  Superior Regional Infrastructure. Our fully integrated and expansive field-service network gives us a unique competitive advantage in California's clinical laboratory testing market by offering greater geographic coverage and convenience to our clients and their patients. We currently operate more client-support facilities than any of our competitors in California. Now that the integration of Bio-Cypher is substantially completed, we operate three full-service laboratories (in Los Angeles, San Jose and Sacramento), approximately 305 conveniently located patient service centers and 40 strategically located STAT laboratories. Our 420 courier routes and 36 courier hubs will continue to provide rapid collection, processing and distribution services to clients. We assess the characteristics of each geographic territory to customize professional service routes that ensure proper specimen collection and report distribution which enable us to offer highly effective services to the different needs of rural and high traffic urban areas in California.

  Low Cost Provider. We enjoy cost advantages gained through economies of scale and efficient processes. Our management believes our cost per specimen is the lowest in the California market. We have created a fully integrated collection, testing, distribution and operating system which is characterized by a high degree of operating leverage, allowing us to expand testing capacity at a very low incremental cost. Meris and Bio-Cypher historically had average costs per specimen of approximately $43.00 and $27.00, respectively. Following the acquisitions, Meris has, and Bio-Cypher is expected to have, average costs per specimen of approximately $21.00 and $16.00, respectively. Our management expects these average cost per specimen reductions to generate annual cost savings of approximately $45 million. Our management believes that we have the capacity to process approximately 60,000 specimens per day, allowing an increase of approximately 32.0% over the current level of 45,600 specimens per day, without the need for significant additional operating expenses or capital expenditures. This operating leverage should enable us to experience cash flow growth while achieving our market share growth objectives.

  Comprehensive Testing Services. We are able to provide our customers with "one-stop-shopping" by offering a full spectrum of testing services to the medical community. We perform approximately 99% of ordered tests, including most esoteric tests, in-house. The balance is referred to subcontracted specialty laboratories. We maintain a policy of expanding our testing menu only when there is sufficient volume and economic justification. Accordingly, favorable partnering relationships with several other laboratories facilitate our ability to optimize our in-house test menu under a "make versus buy" cost-based analysis. We believe that new testing procedures such as amplified DNA probes for chlamydia and gonorrhea testing and emerging cytology (PAP smear) technology offer two examples of possible additional future revenue growth from technology. Conversion from non-amplified to amplified probes not only provides for more specific and definitive test results, but also provides for a higher level of reimbursement. Conversion to the newer emerging PAP smear technology provides similar benefits both to the patient and to us. Our management believes that increased marketing support of both of these new technologies will have a positive effect on future revenue.

  Reputation for Quality. Clinical laboratory testing is an essential element in the delivery of quality healthcare service because physicians use laboratory tests to assist in detecting, diagnosing, evaluating, monitoring and treating diseases and other medical conditions. Approximately 70% of total healthcare expenditures in the United States are determined on the basis of laboratory test results. We employ a quality assurance program for all of our laboratories and facilities designed to ensure that specimens are collected and tested, and client, patient and test information is reported, billed and filed in a timely and accurate manner. Each of our three full-service laboratories has earned full accreditation by the College of American Pathology. Over the past four years, our accuracy rates, as determined by the College of American Pathology, have increased from 99.2% in 1994 to over 99.5% in 1998. Our management believes that our accuracy rates are among the highest in the industry.

  Proven and Committed Management Team with Substantial Local Market
Knowledge. We have a proven management team with extensive experience in the California clinical laboratory testing industry, including significant expertise in identifying, effecting and integrating acquisitions within the California market. We have strengthened our existing management team with the addition of Robert E. Whalen, who became our President and Chief Executive Officer on November 23, 1999. Mr. Whalen was previously an Executive Vice President of Laboratory Corporation of America and National Health Laboratories. Mr. Whalen has over 20 years of experience in the clinical laboratory testing industry, with over 10 of those years in California. David
C. Weavil, our former Chairman, President and Chief Executive Officer, is expected to continue to have an active role in management and planning and will remain Chairman. Our five most senior executives collectively have over 80 years of clinical laboratory testing experience. Moreover, approximately 70% of our 200 employees in supervisory or managerial roles have been employed at our company for five years or more. With the completion of the recapitalization, our management team owns or have the opportunity to acquire through a stock option plan up to 15% of our common stock.

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

Business Strategy

  Our overall goal is to continue to be recognized as the preeminent independent clinical laboratory testing organization in California. To accomplish this goal, we employ the following business strategies:

  Maintain Customer Satisfaction through Superior Service Quality. We achieve a high level of customer satisfaction through superior customer service and seek to maintain what management believes our reputation as the highest quality provider of clinical laboratory testing services in California. Our 75-member sales and service staff is responsible for visiting existing and prospective accounts regularly to educate them about our capabilities and general laboratory issues and, in the case of existing accounts, to identify ways to improve existing services. We also operate a customer service hotline to assist customers with service issues and billing inquiries. Doctors can receive patient test results via an automated telephone system 24 hours a day. To ensure the integrity of our tests, we standardized and automated our collection, testing and billing processes. Such standardized controls and techniques include utilizing specialized pouches and preprinted requisition forms for proper processing, as well as utilizing computer bar coding and log-in techniques for proper testing and billing. Our goal is to remain the provider of choice in California and to utilize our established brand name and reputation for quality to compete on factors other than price.

  Continue to Improve Terms of Contracts. We have a company-wide policy to partner with our customers, especially managed care customers, in an effort to effect greater correlation between price and service levels based on the following three strategies: (1) increase "at risk" capitation rates to achieve greater coverage of incremental testing costs; (2) reduce our incurred costs that do not add value to patient care and (3) restructure contracts to exclude some non-core "premium" services, such as PAP smears and esoteric tests, from the "at risk" capitation rate. For example, we restructured a major contract in early 1998 by increasing the capitation rate by more than 50%, with an additional 50% step-up beginning in 1999. In addition, we passed all expenses associated with six supporting STAT laboratories and 10 patient service centers to the customer, expenses which would have previously been included in the capitation rate. In 1997, we repriced over 70% of our managed care contracts with a 50% average increase in pricing and in 1998 repriced 40% of our managed care contracts with a 30% average increase in pricing. We have established this partnering approach as a longer-term strategy and have instituted a quarterly contract-specific review process to achieve this goal.

  Grow Market Share through Refocused Sales and Marketing Efforts. We intend to intensify our sales and marketing activities. We believe there are significant opportunities to gain market share from other commercial laboratories. To accomplish this, we intend to have a clearer delineation between sales and service activities. We also believe there are considerable opportunities to increase our hospital reference testing business and enter into laboratory management agreements with hospitals, a segment which is largely unpenetrated by us. Hospital laboratories account for approximately $2.0 billion of the approximately $4.0 billion California clinical laboratory testing market. We will also expand our effort to reduce client turnover through reorganized sales, service and marketing functions. We intend to dedicate existing sales force personnel to focus solely on these opportunities.

  Maximize Operating Efficiencies. Although we have realized significant expense reductions over the past two years, management believes there are significant additional cost savings that can be attained over the near term. For example, we expect to achieve further cost reductions through test menu consolidations, continued process and workflow scheduling improvements and consolidations of patient service centers and STAT laboratories. Our management also expects to reduce expenses for lab subcontracting, overtime and supplies. In addition, our management team expects to reduce our bad debt expense through an increased emphasis on correct billing information.

  Pursue Selected Acquisitions. In addition to seeking to maximize internal growth, we will continue to opportunistically pursue selected acquisition opportunities. We believes that independent laboratories with annual revenues of less than $20 million make up over 40% of the California independent clinical laboratory testing market. We believe that our expansive service network and operating discipline effectively position us to

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

be a logical consolidator within the fragmented California market. In evaluating potential acquisition targets, we will continue to focus on financially and ethically sound businesses with one or more of the following characteristics: overlapping field-service networks for highly synergistic "fold-in" acquisitions, such as the Meris and Bio-Cypher acquisitions; strong geographic presence in regions where we may desire to attain greater market share and quality customer bases possessing favorable pricing characteristics.

The Clinical Laboratory Testing Industry

  Overview and Trends

  We believe the U.S. clinical laboratory testing market accounts for roughly 3% of the nation's total annual healthcare expenditures, and represents an estimated $30 billion in annual revenue. The clinical laboratory testing industry is essential to America's health care delivery system because physicians must rely on accurate testing information to properly assess and remedy their patients' health conditions. We believe the California clinical laboratory testing market is approximately $4.0 billion in size and is the largest in the nation. We directly compete in the approximately $1.2-$1.4 billion independent laboratory sector within California.

  Even after years of industry consolidation, the clinical laboratory testing market nationally, and particularly in California, is highly fragmented. The market is composed of three segments: (1) laboratories located in hospitals;
(2) laboratories located in physicians' offices and physician-owned laboratories; and (3) independent clinical laboratories. Industry sources estimate that there are currently fewer than 4,500 independent clinical labs in the United States, with as many as 600 located in California. We believe that approximately 55% of clinical laboratory testing revenues in California result from tests performed by hospitals, 15% from tests performed by physicians in their offices and physician-owned laboratories and 30% from tests performed by independent laboratories. We believe that the consolidation trend of the last several years is likely to continue, resulting in fewer independent clinical labs both nationally and in California. We also believe that large independent clinical laboratories may be able to increase their share of the overall clinical laboratory testing market due to their scale, large service networks and lower cost structure. These advantages should enable larger clinical laboratories to more effectively serve managed care organizations and more effectively manage the costs of more stringent regulatory requirements and more complex billing practices.

  Clinical laboratory testing continues to be an integral part of the delivery of health care services in the United States due to a number of factors, including:

  .   the aging of the U.S. population, resulting in increased utilization of testing services;

  . an increase in the number of routine tests and esoteric tests due to advances in technology and scientific knowledge;

  . increased automation in testing procedures due to the development of highly automated laboratory testing equipment which has resulted in greater efficiencies in testing operations;

  . increased awareness among physicians and the general public concerning the importance of preventive medicine and early detection; and

  . increased use of tests by physicians as protection against potential malpractice suits.

  We believe that there will be further opportunities for independent laboratories to capture additional market share from hospital and physician office laboratories because of the cost and service advantages which large independent laboratories like us have with respect to high volume, non-emergency testing. The number of clinical laboratories has declined as physicians have exited the clinical laboratory testing business and consolidation has occurred in the independent laboratory segment. Also, certain recent required changes in the billing and collection of Medicare and Medicaid payments have complicated the billing and collection process and made such processes more expensive.

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

  California Market

  California is the single largest state clinical laboratory testing market in the U.S., accounting for approximately 12% of the country's laboratory testing revenues. We believe that consolidation in California has occurred and will continue for reasons similar to those which have caused the industry nationwide to consolidate, such as:

  .   the cost of compliance with increasingly stringent regulatory requirements;

  . the cost efficiencies afforded by large-scale automation of routine testing;

  . legislative developments, such as restrictions on physician self-referrals and ownership of laboratories;

  .   reductions in Medicare and other third-party reimbursements;

  . the growth of HMOs and other managed care groups which require efficient testing services from high-capacity laboratories;

  . the increasing demand for sophisticated equipment and management information systems that tend to be prohibitively expensive for small laboratories; and

  .   the competition for a limited supply of qualified laboratory personnel.

  We have focused on the California clinical laboratory testing market because of: (1) its size and density, (2) the high degree of fragmentation and prospects of continued consolidation and (3) our current leadership position in the market and the prospects of leveraging this status across the state.

Facilities and Testing

  We currently operate three full-service clinical laboratories in San Jose, Tarzana (Los Angeles) and Sacramento, California which offer over 1,000 clinical testing procedures, ranging from routine screening to advanced technical procedures, used in the diagnosis, monitoring and treatment of diseases and other medical conditions. We operate 24 hours a day, 365 days a year, utilizing a fully integrated collection and processing system. Patient specimens are collected from client offices or our own collecting stations and transported to full-service or STAT laboratories, where each specimen and related test request form is checked for completeness, bar coded and entered into our computer system for testing and billing purposes. Laboratory technicians then perform the requested tests, with results generally available to clients the next morning electronically. Our clinical computer program keeps track of patients' samples, reports test results and maintains records and billing information.

  Tests performed by us measure the levels of, and analyze chemical and cellular components in, human body fluids and tissue and are used in the diagnosis, monitoring and treatment of disease. They include procedures in the areas of blood chemistry, hematology, urine chemistry, tissue pathology and cytology, among others. Commonly ordered individual tests include red and white blood cell counts, PAP smears, blood cholesterol level tests, urinalysis and procedures to measure blood sugar levels and to determine pregnancy. Routine test groups include tests to determine the function of the kidney, heart, liver and thyroid, as well as other organs, and a general health screen that measures several important body health parameters. Many of the routine tests are performed by automated equipment and are capable of being performed and reported within a 24-hour period. Approximately 85% of the tests conducted by us are considered to be routine. Laboratory technicians perform requested tests, with results generally available to clients the next morning electronically. We perform approximately 99% of the tests requested by our clients, with the remaining 1% performed by third party reference laboratories with whom we contract. On a revenue basis, approximately 6% of testing fees collected by us are paid to third party reference laboratories or pathology services.


  We also conduct esoteric testing services. Esoteric tests generally require complex manual techniques, a higher degree of technical skill and knowledge and sophisticated equipment. As a consequence, esoteric tests are priced higher than routine tests. Two examples of esoteric tests provided by us include immunoelectrophoresis, used for the diagnosis of autoimmune disorders and myelomas, and hepatitis markers, used for the diagnosis of acute hepatitis A and B and for identification of chronic carriers of these diseases. The number of esoteric tests performed by us has been increasing as new medical discoveries are made and testing procedures developed.

  Now that the integration of Bio-Cypher is substantially completed, we will operate an extensive distribution and collection system of approximately 420 collection routes, approximately 305 PSCs and approximately 36 courier hubs. Courier routes are logically designed based on lab location, geographic density and specimen volume. Strategically located full service labs and satellite courier "hubs" serve as control centers to ensure courier routing is efficient and tightly controlled. In addition, PSCs act as initial specimen processing centers, effectively putting control of the specimen in our possession earlier in the process. We believe this distribution infrastructure is integral to providing efficient, convenient and reliable service to our clients.

Customers

  We provide testing services to a broad range of health care providers. The following factors, among others, are often used by health care providers in selecting a laboratory: (1) service capability and convenience offered by our facilities, including accessibility of PSCs and local STAT testing availability; (2) size and scope of testing services performed; (3) accuracy, timeliness and consistency in reporting test results; (4) reputation in the medical community and (5) pricing of the laboratory's testing services. Our primary customer types are described below:

  . Physicians and Physician Groups. Physicians performing testing for their patients who are unaffiliated with a pre-paid health plan are the principal source of our clinical laboratory testing business. These physicians often participate in independent physician associations ("IPAs") to achieve greater local recognition and contracting leverage. When we provide contracted testing services to physicians who belong to IPAs, we bill the IPA, usually under a capitated arrangement. Otherwise, services rendered for physicians' non-managed care patients are billed to various other payors such as insurance, client bill, Medicare or Medicaid.

  . Health Maintenance Organizations and Other Managed Care Groups. HMOs and other managed care payors, which designate the laboratory to be used for tests ordered by the physician, represent a substantial portion of our business. HMOs generally select an independent laboratory based on competitive pricing offered to high volume customers, capability of the laboratory to effectively service incremental blocks of business, field distribution system, including couriers and PSCs to service their networks of physician providers, and the reputation of the laboratory in the medical community. We believe that our services more managed care contracts than any other lab in the California marketplace, and that we have become a preferred lab services provider to managed care for several reasons. First, we have a state-wide presence, which gives managed care clients the ability to partner with one lab subcontractor that has state-wide coverage, instead of several subcontractors with limited geographic coverage. Second, our internal cost-efficiencies allow us to offer competitive pricing to the cost-conscious managed care community. Third, we possess considerable expertise in addressing the needs and issues of managed care payors.

  . Hospitals. We provide both esoteric testing for hospitals, which often are not equipped to perform such sophisticated tests, and general reference testing for hospitals which have reduced or eliminated their in-hospital laboratory testing in an attempt to reduce their cost of delivering patient care. The selection of an independent laboratory by hospitals is usually based on reputation of the laboratory in the medical community, type of services offered, accuracy, timeliness and consistency of test results and competitive pricing.

  . Independent Laboratories. We also provide reference testing services to independent clinical laboratories which do not have the full range of our testing capabilities.

  . Clinics. We have arrangements with a broad network of community health clinics across the state of California that provide preventive health care and/or medical attention for the lower-income and indigent patient population (frequently MediCal recipients). Under these arrangements, we are the primary provider of testing services for patients who choose to use these clinics.


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

  We believe that California has the highest enrollment rate--approximately 40% of the population--in managed care plans of any state in the country and, as a result, delivery of health care to participants in such plans has become integral to the health care delivery system throughout the state. The proliferation of managed care providers in the healthcare industry has altered the customer base of healthcare service providers, especially in California. From 1993 to 1994, we more than doubled our number of covered lives--i.e., individuals covered by contracts between pre-paid health plans and our company for the provision of laboratory services--to over 2 million lives. During 1995, we continued to serve a similar number of covered lives, and during the first half of 1996, increased our managed care coverage to over 2.5 million lives. Today, we serve approximately 3.8 million managed care lives. This business had historically been viewed as having substantial value, in large part because of the economies of scale inherent in its considerable volume. It was also viewed as a competitive advantage in obtaining additional non-managed care business generated from many of the same offices which were serving managed care patients. Increasingly, like other major laboratory companies, we came to recognize that the pricing received in relation to the cost of services provided to managed care patients was disproportionately low, and we undertook a concerted effort in 1997 to improve the situation. To this end, we renegotiated contracts with respect to over 70% of the covered lives and received an average price increase in excess of 50% on those renegotiated contracts. By year-end 1998, we had once again repriced the capitation rates on approximately 40% of our managed care lives at an average increase of greater than 30%. For the first six months of 1999, we have repriced approximately 12% of our managed care lives at an average increase of approximately 50%. Some of these contracts have been restructured to exclude some non-core "premium" services, such as PAP smears and esoteric tests from the "at risk" capitation rate.

Payors

  Tests in the clinical laboratory industry are often billed to a party other than the physician or patient. We receive reimbursement for our services from five sources including third party payors such as insurance companies, managed care providers and Medicare and MediCal as well as direct payors such as physicians, hospitals, employers and patients.

  The following table set forth ranges indicating the estimated contribution of each of our principal payor categories to our total specimen volume and our total clinical laboratory revenue for the year ended December 31, 1998, after giving effect to the Meris and Bio-Cypher acquisitions.

   Specimen Volume as % of Total Volume:
     Managed care-capitated............................................. 30%-35%
     Medicare and Medicaid.............................................. 20%-25%
     Monthly bill (physician, hospital, employer, other)................ 20%-25%
     Third party fee-for-service........................................ 15%-20%
     Patients...........................................................   1%-5%
   Revenue as % of Total:
     Managed care-capitated............................................. 10%-15%
     Medicare and Medicaid.............................................. 25%-30%
     Monthly bill (physician, hospital, employer, other)................ 10%-15%
     Third party fee-for-service........................................ 30%-35%
     Patients........................................................... 10%-15%

Quality Assurance

  We believe that our procedures meet or exceed the highest standards in the industry. We have established comprehensive quality assurance programs for all of our laboratories and other facilities to ensure that specimens are collected and transported properly, tests are performed accurately, and client, patient and test information are reported, billed and filed correctly. Our quality assurance programs include:

  .  preventive maintenance of laboratory testing equipment;

  . maintenance of high personnel standards and training which require that only qualified personnel perform testing;

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

  . rigorous utilization of control specimens in order to ensure accuracy and precision of test equipment; and

  .  a tightly managed collection and distribution network.

  In addition, all laboratories certified by the Health Care Financing Administration ("HCFA") for participation in the Medicare program under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), such as our, must participate in basic quality assurance programs. Each of our laboratories is licensed or has licensure pending with its respective state authorities and is also certified by HCFA for participation in the Medicare program under CLIA.

  In addition, we participate in a number of independent proficiency testing programs. Participation in a federally recognized proficiency testing program is a requirement of CLIA. Under these programs, an independent testing authority submits pre-tested samples to a laboratory. These tests measure the laboratory's test results against known proficiency test values. We also participate in a number of proficiency programs conducted both by us on our own and in conjunction with groups such as the College of American Pathologists ("CAP"), and state and Federal government regulatory agencies. CAP is an independent non-governmental organization of board certified pathologists which offers an accreditation program to which laboratories can voluntarily subscribe. The CAP accreditation program involves both on-site inspections of the laboratory and participation in CAP's proficiency testing program for all categories in which the laboratory is accredited by CAP. Each of our full-service laboratories in Sacramento, San Jose and Tarzana has earned full accreditation by CAP. In the 1998 External Proficiency Testing Program conducted by CAP at our three primary laboratories, the total accuracy rate for all sections of the laboratories was 99.5%, consistent with the 1997 accuracy rate of 99.5%, which has increased steadily since the 1994 cumulative accuracy rate of 99.2%.

Regional Operations, Sales, Service and Marketing

  As of September 30, 1999 our sales and service organization was comprised of approximately 75 full-time sales and service employees. Sales representatives are primarily responsible for executing focused sales initiatives established within their regions, while service representatives are primarily responsible for account retention and enhancing client relations, although they also have defined selling responsibilities. We intend to more clearly delineate between the sales and service functions. In addition, incentive compensation will be aligned to more closely reflect either sales or service responsibilities so that sales and service employees will specialize in their respective disciplines. Incentive compensation paid on new sales generation, achieved by either sales or service representatives, is designed to recognize the cost of supporting new business and reward dedication to client support and client retention.

  Our marketing department is committed to promoting our mission of maintaining high quality and cost-effective laboratory services that are responsive to the values and needs of patients and physicians. We promote this mission and our other initiatives through the creation and targeted dissemination of marketing materials to clients and prospects by our sales and service representatives (as well as our couriers). More specifically, our marketing initiatives and materials address four distinct objectives:

  .  Enhance medical community awareness of our full spectrum of services;

  .  Promote and sell new services and technological advances;

  . Educate clients on regulatory and compliance issues that will affect the medical community; and

  .  Address customer needs and concerns about new testing procedures.

  These marketing initiatives are prioritized through a collaborative effort among senior management, sales and service employees and other relevant departments.

Acquisitions

  We have had a history of successfully acquiring and integrating companies in the clinical laboratory testing industry in California. Over the past five years, we have successfully acquired and integrated five

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companies in the clinical laboratory industry, including Meris in the past year. We completed the integration of our most recently acquired company, Bio-Cypher, in the third quarter of 1999. These acquisitions have accounted for a substantial portion of our growth. We believe our acquisitions of substantially all of the assets of Meris and Bio-Cypher have increased our market share from approximately 15% to approximately 25% of California's independent clinical laboratory testing market.

Competition

  The independent clinical laboratory testing industry in the United States and in California is highly fragmented and is characterized by intense competition. According to HCFA, there are approximately 4,500 independent clinical laboratories in the United States, approximately 600 of which we believe are located in California. These independent clinical laboratories fall into two separate categories. The first are the smaller, local laboratories that generally offer fewer tests and services and have less capital than the larger laboratories. These laboratories seek to differentiate themselves by maintaining a close working relationship with their physician clients by providing a high level of personal and localized services.

  The second group, which includes laboratories such as our, consists of the larger regional or national laboratories that provide a broader range of tests and services. In California, our two largest independent clinical laboratory competitors are Quest Diagnostics Incorporated and Laboratory Corporation of America. Quest recently acquired SmithKline Beecham Clinical Laboratories, Inc., which had been one of our principal competitors. We believe that we currently have approximately a 25% share of the California independent clinical laboratory testing market, more than twice that of our nearest competitor. We expect to gain market share from hospital laboratories in the coming years. The hospital laboratory segment accounts for approximately one half of the $4.0 billion California clinical laboratory testing market and is characterized by a large number of primarily cost center laboratories that operate with low volumes and quick turn around times.

  We compete primarily on the basis of the following: (1) service capability and convenience offered by our facilities, including accessibility of PSCs and local STAT testing availability; (2) size and scope of testing services performed; (3) accuracy, timeliness and consistency in reporting test results;
(4) reputation in the medical community and (5) pricing of the laboratory's testing services. Competition for qualified personnel is also intensifying as statutory requirements for the licensing of personnel become more stringent. We believe that our extensive California facilities provide easy access to our clients and quick reporting of results at competitive prices. It is expected that we will be able to continue to provide the full range of required testing, either through our own testing capabilities or by utilizing outside reference testing services contracted from third parties.

Information Systems

  Effective information systems are a key component of our continued growth and success. The clinical laboratory testing industry has embraced technology to continually improve the level of service to our clients. The complexity of our business requires that we constantly evaluate our systems to ensure that they provide the tools required to deliver laboratory results and bills in a timely manner.

  We are a company that evolved from a series of mergers and acquisitions. We realized early on that disparate systems for core business processes across our three regional laboratories would be a barrier to consistent client service. In the mid-1990s, we undertook a strategy to establish a standard platform for both the laboratory and billing systems in the company. All our regional laboratories have been running the Antrim Lab Information System since 1996. Antrim is a specimen tracking, test result and instrument interface laboratory system which is prevalent throughout the industry and provides a flexible platform to interface current and future laboratory instruments. In addition, the Antrim system provides our clients with the tools they require to deliver the best quality medicine for patients. We believe that Antrim offers us the flexibility to address new technologies and features as improved testing and new delivery options become available in the market.

  We have selected the SYS billing system. In October 1998, we converted the last regional laboratory to SYS and now all regions are running versions of this system. By selecting this system, we can now better

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

control bill submission and compliance-related issues and now has the ability to produce programs and make changes that can be run at all locations. We are confident that billing policies are consistent across the company.

  We are running year 2000 compliant software for both the Antrim and SYS systems. For more information on our year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

  We recently signed an agreement with Healtheon Corp., a company that provides medical information over the Internet. We believe this contract will put us in the forefront of the clinical laboratory testing market by allowing clients to order lab work over the Internet. We expect that this contract will ultimately increase the volume of work ordered electronically, increase the accuracy of billing information, and thereby have a positive impact on our profitability.

Billing

  Billing for laboratory services is complicated. Laboratories must bill various payers, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of whom have different requirements.

  Most of our bad debt expense is the result of several non-credit related issues, primarily missing or incorrect billing information on requisitions. We perform the requested tests and reports test results regardless of incorrect or missing billing information. We subsequently attempt to obtain any missing information and rectify incorrect billing information received from the health care provider. Missing or incorrect information on requisitions slows the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable. Among many other factors complicating billing are:

  .   pricing differences between our fee schedules and those of the payers;

  .   disputes between payers as to which party is responsible for payment;

  .   disparity in coverage among various carriers; and

  .   auditing for specific compliance policies and procedures.

  Ultimately, if all issues are not resolved in a timely manner, the related receivables are charged to the allowance for doubtful accounts.

Employees

  As of September 30, 1999, we employed approximately 3,215 employees, none of whom were under union contract. We believe that our relations with employees are good.

Properties

  Our corporate headquarters are located in leased offices at 18448 Oxnard Street, Tarzana, California 91356. Our major regional laboratories are located in the following metropolitan areas: Los Angeles (Tarzana), California; San Jose, California; and Sacramento, California. In May 1999, we acquired the lease for Bio-Cypher's main laboratory facility in Sacramento. Similar to Meris, we recently closed that facility and integrated the testing from that facility into one of our existing laboratories.

  We lease our laboratory facilities and PSCs. All of the major laboratory facilities have been built or improved for the purpose of providing clinical laboratory testing services. We believe our facilities are suitable, adequate and have sufficient production capacity for our operations as currently conducted and as anticipated to be conducted. We believe that if we lost the lease on any of our PSCs or STAT laboratories, we could find alternate space at competitive market rates and relocate our operations to such new locations without disruption.

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

However, if we lost our lease on any of our three main laboratory facilities, we could experience a temporary disruption in our operations until such time as we relocate to a new facility.

  Now that the integration of the Bio-Cypher acquisition is substantially completed, we operate approximately 305 PSCs and 40 STAT laboratories. PSCs are typically approximately 900 square feet in size and accommodate one to two phlebotomists (technicians who draw blood), draw chairs, supplies and other office materials. STAT laboratories are typically 3,000 square feet in size. STAT laboratories typically accommodate about 8 personnel and contain a limited amount of equipment to perform high volume, low cost and quick turn around time tests such as glucose monitoring, pregnancy and complete blood count ("CBC") blood tests, among others.

Governmental Regulation

  Numerous aspects of our operations, including our testing processes, business practices and in some instances, the amount and methods by which we are paid, are subject to governmental regulation at the Federal, state and/or local levels.

  Federal and State Clinical Laboratory Licensing

  All clinical laboratories operating in the United States, with limited exceptions, are required to obtain Federal certification pursuant to CLIA and its implementing regulations. The law and its implementing regulations impose, as conditions for such certification, requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality control, quality assurance and participation in proficiency testing. The same regulatory requirements also apply as conditions for participation in the Medicare and Medicaid programs. CLIA regulations vary depending on the complexity of the methodologies performed by the laboratory. Compliance is verified by periodic on-site inspections. Sanctions for failure to meet CLIA/Medicare certification requirements include suspension or revocation of certification, criminal penalties, injunctive actions to close the laboratory, civil penalties or imposition of specific plans of correction to remedy alleged deficiencies.

  Licensing requirements similar to those imposed pursuant to CLIA also apply at the state level, with similar sanctions for noncompliance. In 1999 California received deemed equivalency status under CLIA, which is formal recognition by the federal government that California quality requirements meet or exceed CLIA levels. Notwithstanding compliance costs, we regard these licensing requirements as beneficial to the industry and favorable to our business because the CLIA certification requirements apply not only to independent laboratories but to all clinical laboratories, with only narrow exceptions for those facilities performing a limited number of simple procedures. Additionally, in California specific proficiency testing participation is required for those laboratories, like us, that perform testing to detect the presence of the human immunodeficiency virus ("HIV").

  Federal and State Billing and Fraud and Abuse Laws

  General. The Federal Medicare laws impose specific billing requirements on clinical laboratories and a wide array of Medicare/Medicaid fraud and abuse provisions apply to those clinical laboratories participating in these programs, including us. These laws prohibit, among other things, the submission of false claims or false information to the programs, deceptive or fraudulent conduct, the provision of excessive or unnecessary services or services at excessive prices and the offer or receipt of broadly defined inducements for the referral of Medicare, Medicaid or other federal health care program patients or business. Penalties for violations of these Federal laws include exclusion from participation in the Medicare/Medicaid programs, asset forfeitures, civil penalties and criminal penalties. Civil penalties for a wide range of offenses may be up to $10,000 per item and treble the amount claimed. In the case of certain severe offenses, exclusion from participation in Medicare and Medicaid is a mandatory penalty. These fraud and abuse provisions are interpreted liberally and enforced aggressively by the various enforcing agencies of the federal government.

  Governmental Oversight. Several Federal agencies are charged with the responsibility of investigating allegations of fraudulent and abusive conduct by health care providers. These agencies include, without

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

limitation, the Department of Justice ("DOJ"), Federal Bureau of Investigation ("FBI") and the Office of Inspector General ("OIG") of the Department of Health and Human Services ("HHS"). Additionally, Medicare carriers and Medicaid state agencies now have certain fraud and abuse control authority. According to public statements by the DOJ, health care fraud has been elevated to the second-highest priority of the DOJ, and FBI agents have been transferred from investigating counterintelligence activities to health care provider fraud. The OIG has been and continues to be actively involved in such investigations and has targeted certain laboratory practices for study, investigation and prosecution. These practices include, without limitation, (1) offering packages of tests to physicians (referred to as "panels" or "profiles" of tests) and "unbundling" them into several tests to obtain higher reimbursement; (2) "upcoding" tests to realize higher reimbursement than appropriate; (3) offering inducements to physicians (for example, providing free fax machines or computers, free lab services to the physician, his family and staff, and the collection of hazardous waste from the physician's office without charge) in order to induce the physician to refer testing business (including business for Medicare or Medicaid patients) to the lab; (4) charging for tests not actually performed and (5) duplicate billing. Such projects culminated during the 1990's in the industry-wide governmental "LabScam" investigations that have resulted in approximately $800 million of aggregate settlement payments being made by a number of independent clinical labs in the past several years. The LabScam investigation appears to be ongoing and HHS and HCFA have announced several anti-fraud initiatives in 1999. The 1999 HCFA anti-fraud initiative responds in part to a recent OIG report estimating that, in 1998, 7% of Medicare claims were billed improperly or erroneously.

  Federal Legislation and Regulation. A Federal "self-referral" law commonly referred to as the "Stark" law prohibits Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have a financial interest, including "ownership interests" and "compensation arrangements," in the testing laboratory. Sanctions for laboratory violations of the prohibition include denial of Medicare payment, refunds, civil money penalties of up to $15,000 for each service billed in violation of the prohibition and exclusion from the Medicare program. Legislations relating to Stark law have been proposed in Congress, but not yet adopted, which could narrow the scope of the law's applicability.

  In 1996, Congress passed and the President signed into law HIPAA, frequently referred to as the "Kennedy-Kassebaum Act", after its principal Senatorial sponsors. The law made major changes in federal fraud and abuse laws applicable to health care providers. It established a new federal program designed to coordinate federal, state and local fraud and abuse control programs. The law permitted the DOJ and the OIG to conduct audits and investigations relating to the delivery of health care in the United States, without limitation to Medicare and Medicaid, and established a Fraud and Abuse Trust Fund. In May 1999, HCFA announced the engagement of a number of non-governmental health care audit organizations to assist the government in tracking and collecting fraudulent billings for healthcare services. HIPAA also expanded the federal anti-kickback law so that it applies not only to situations involving Medicare and Medicaid, but to almost all federally funded health care programs. In addition, the law for the first time permits providers to obtain advisory opinions from the government concerning the legality of certain contemplated practices under the anti-kickback law; the OIG published regulations implementing this advisory opinion mandate in February 1997 and amended those regulations in 1998. The Kennedy-Kassebaum law also significantly increased the penalties for certain civil violations of the Medicare law and increased the types of offenses for which a provider could be excluded from Medicare/Medicaid. Finally, the law established a number of new criminal provisions applicable to health care fraud.

  The Balanced Budget Act of 1997 ("BBA '97") contains numerous changes in Medicare/Medicaid fraud and abuse provisions. BBA '97 requires permanent exclusion from Medicare and Medicaid for persons convicted of three health care-related crimes and a 10-year exclusion period for persons convicted of certain offenses who have one previous conviction. The statute permits the Secretary of HHS to refuse to enter into Medicare participation agreements with individuals or entities that have been convicted of felonies. In addition, BBA '97 expands the reach of Medicare/Medicaid civil money penalties to apply to persons who arrange or contract with excluded persons for the provision of covered services. Further, the statute includes a provision permitting civil money penalties of up to $50,000 per violation for certain specified types of violations, plus damages equal to three times the total amount offered, paid, solicited or received, for violations of the Medicare/Medicaid anti-kickback statute. Finally, BBA '97 requires the Secretary of HHS to issue advisory opinions regarding potential violations of the Stark law prohibiting Medicare/Medicaid physician self-referral for designated health services other than laboratory testing services.

  It should be noted that, among the many federal provisions available to enforcement authorities in connection with health care offenses, an especially potent remedy is exclusion from Medicare, Medicaid and other federal health care programs. Particularly significant is the permissive exclusion authority of the OIG, the principal threat that has brought many clinical laboratories to the settlement table in the LabScam operation. In December 1997, the OIG released non-binding guidelines indicating the criteria it will use in making permissive exclusion decisions. These criteria address the circumstances and seriousness of the offense, the defendant's response to allegations, the likelihood of reoccurrences of the same or similar offenses, and whether the provider can continue participating in federal health care programs without a real threat of bankruptcy or to its ability to provide quality care.

  State Legislation and Regulation. At the state level, laboratory operations are affected by billing requirements applicable to all laboratory testing services and state fraud and abuse and anti-inducement laws that similarly apply to all laboratory testing services. California, where we conduct almost all of our business, has adopted especially stringent laws of this type, including an expansive anti-referral law that is even broader than the federal law (Ca. Bus. Prof. Code ss.650) and the Physician Ownership and Referral Act, known as the "Speier Bill", which became effective January 1, 1995 and which prohibits, under most circumstances, referrals of clinical laboratory testing business by physicians to laboratories in which the physician has a "financial interest". Penalties for violation of these provisions can include fines, criminal penalties and disciplinary action against referring physicians. In addition, California has adopted the "Calderon" law, which prohibits physicians from "marking up" laboratory bills for lab services the physician did not perform. We believe the Calderon law benefits independent laboratories by reducing the financial incentives for physician-owned laboratories.

  Governmental Investigations of Unilab. In August 1993, we received a subpoena from HHS in connection with an investigation and internal review relating to the possible submission of false or improper claims under the Medicare and Medicaid programs. The HHS subpoena required production of a broad range of documents, including those relating to our selling, pricing and billing practices. The HHS subpoena concerned fourteen tests, including five tests that were the subject of our civil claims settlements. See "Legal Proceedings-- Department of Justice Settlement". We completed production of these documents in February 1994. We did not hear anything further on the matter thereafter.

  In August 1995, we received a subpoena from HHS requesting certain information with respect to our marketing and billing practices for CBC, a diagnostic test which was not included in any prior subpoena of any of the settlements entered into by us in September 1993 (the "Settlements"). See, "Legal Proceedings--Department of Justice Settlement". We promptly completed production of all documents in response to the HHS subpoena and cooperated fully in the HHS investigation. We reached an agreement with the Federal government in September 1996 to pay $4.0 million to conclude this investigation. In addition, in October 1996, we paid the California MediCal program approximately $160,000 to settle all their claims regarding the same issue. The settlements did not constitute an admission by us with respect to any allegation, issue of law or fact arising from the investigation and we received a full civil and administrative release from all claims by the government with respect to these billings through the date of the settlement agreement.

  In May 1999 we learned of a new federal investigation under the False Claims Act relating to our billing practices for the following four test procedures:
(1) apolipoprotein in conjunction with coronary risk panel assessments; (2) microscopic evaluation in conjunction with urinalysis; (3) performance of T7 index in conjunction with T3 and T4 tests; and (4) fragmenting billing of unlisted panel codes. We are in the process of gathering and voluntarily submitting documentation to the DOJ regarding the two tests with respect to which the

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

DOJ has requested information about. We cannot at this time assess what the result of the investigation might be. Remedies available to the government include civil and criminal penalties and exclusion from participation in federal health care programs such as Medicare and Medicaid. Application of these remedies could have a material adverse effect upon our business, financial condition, results of operations or prospects.

  Our Compliance Program. In recent years, it has been OIG's practice to require labs that enter into government settlements with respect to marketing and billing practices to enter into corporate integrity agreements ("CIA"). Under the CIA, the lab is required to adopt and comply with various procedures for implementing a compliance program, including training programs, preparation of policy and procedure manuals and dissemination of educational materials to the workforce. OIG in 1997 proposed and publicly disseminated a Model Compliance Plan, which it revised slightly in 1998, to serve as guidance for laboratory compliance programs.

  We were not required to enter into a CIA when we reached two government settlements in 1993 and 1996. However, we have voluntarily adopted a compliance program that substantially meets the guidelines described in the Model Compliance Plan. We have established a Compliance Committee, comprised of our senior officers. The Compliance Program is run under the supervision of the Chief Compliance Officer, who reports directly to the Chief Executive Officer. The Chief Compliance Officer updates the Board of Directors on compliance matters on a regular basis.

  In November 1998, we acquired substantially all of the assets of Meris Laboratories, Inc. At that time, Meris had a CIA with the OIG arising from the settlement of claims against Meris asserted by the United States in connection with its LabScam investigations. As part of our purchase of the Meris assets and in lieu of assuming the Meris CIA, we voluntarily entered into an agreement with the OIG entitled "Compliance Program Disclosure Agreement" (the "Unilab-Meris/OIG Agreement"). Pursuant to this Agreement we will maintain our hotline, undertake special billing audits of the former Meris facilities, obtain new CLIA certifications and provider numbers for the former Meris facilities, and provide certain information to the OIG. The Unilab-Meris/OIG Agreement will last until February 28, 2000.

  In May 1999, we acquired substantially all of the assets of Bio-Cypher Laboratories. Bio-Cypher, like Meris, was party to a CIA with the OIG, resulting from a prior settlement of claims against Bio-Cypher arising from the LabScam investigation. In connection with our acquisition of Bio-Cypher's assets, and in lieu of assuming Bio-Cypher's CIA obligations, in June 1999, we again voluntarily entered into a Compliance Program Disclosure Agreement (the "Unilab-Bio-Cypher/OIG Agreement"). The Unilab-Bio-Cypher/OIG Agreement is substantially similar to the Unilab-Meris/OIG Agreement and will last until August 9, 2001.

  Reimbursement

  Medicare reimbursement for clinical laboratory testing services is made pursuant to Medicare fee schedules, subject to a national limitation amount ("cap") that is based upon the median of all the Medicare fee schedules. From the late 1980s to the 1990s, the cap on Medicare reimbursement dropped from 115% to 74% of the median of all the Medicare fee schedules. BBA '97 provides for a freeze on fee schedule payments for 1998 through 2002. The President's FY2000 budget proposed a reduction of the Medicare fee schedule caps to 72% of the laboratory fee schedule medians, beginning January 1, 2000, but Congress did not accept this proposal. In addition, an expert panel considering changes in Medicare has proposed reinstatement of beneficiary cost sharing for diagnostic clinical laboratory services provided to Medicare patients, although it is not known whether the full Medicare Commission will agree to this proposal or whether any congressional action will be taken with regard to it. To date, Congress has not adopted any proposed legislation regarding beneficiary cost sharing.

  CPT Coding. Current Procedural Terminology ("CPT") codes form the basis for the coding of tests billed to Medicare and Medicaid, as well as to some third-party payors, and, thus, coding changes may substantially affect reimbursement levels. CPT codes are periodically revised by the AMA. One of the areas of the CPT code revision that has most affected laboratory reimbursement levels is a change in the codes that designate panel and profile tests, so that numerous panel codes have been eliminated entirely and those

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

remaining have been given specific definitions for constituent tests for the first time. This coding change reduced our laboratory reimbursement and the clinical laboratory testing industry generally. Other codes have been eliminated or superseded by new codes, and codes have been added for new, previously uncoded procedures.

  A substantial CPT revision effective as of April 1, 1998 included numerous new and revised individual and panel test codes affecting several laboratory specialties. The most significant changes again concern panel codes. The 1998 CPT revision replaced the 19 pre-existing multichannel chemistry profile codes with four "clinically relevant" test panels. Effective April 1, 1998, HCFA directed that laboratories could no longer bill Medicare for the multichannel chemistry profiles, but must use the new "clinically relevant" panels exclusively. This change appears to have had an adverse effect on revenues and operating costs of the clinical laboratory testing industry, including our company. Further changes were made in the CPT manual for 1999, including an expansion by one test of one of the "clinically relevant" panels. It is currently unclear what affect, if any, this change will have on us.

  Environmental Compliance

  As with all clinical laboratories, each of our laboratories must comply with the provisions of numerous federal, state and local statutes and regulations relating to public health and the environment, including: practices and procedures regarding the proper storage and labeling of hazardous and toxic materials or other substances associated with the operation of clinical laboratories and the proper management of medical waste, hazardous waste and low-level radioactive waste generated by operation of clinical laboratories; public disclosure requirements regarding certain hazardous and toxic materials or other substances associated with the operation of clinical laboratories; employee training and notification; environmental protection requirements, such as standards relating to the discharge of pollutants into the air, water and land; emergency response and remediation or cleanup in connection with hazardous and toxic materials or other substances associated with operation of clinical laboratories; operation and remediation, if necessary, of underground storage tank sites; the removal, encapsulation or disturbance of asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building; and other safety and health standards.

  As regulated entities, our facilities are subject to compliance investigations from numerous governmental agencies. From time to time, such inspections have resulted in a notice of violation being issued to a laboratory in connection with certain regulatory requirements, e.g. labeling of regulated substances. In each such case, we have responded to the inspecting agency and the alleged violation has been addressed without the imposition of substantial fines or penalties. We are not aware of any past or present violation which we believe could have a material adverse effect on us or our financial conditions or results of operations.

Legal Proceedings

  We are a party to various legal proceedings arising in the ordinary course of our business. Although the ultimate disposition of these proceedings is not determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon our financial condition, liquidity or results of operations.

  In November 1999, we reached a settlement with a group of thirteen insurance companies regarding claims by the insurance companies that we over-billed them in the early to mid-1990s in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government. We paid $600,000 in the settlement. Such amount has been reflected as a charge in the statement of operations for the second quarter of 1999. Since 1993, we also have entered into settlements with three insurance companies for an aggregate amount of $825,000.

  In May of 1999 we learned of a new federal investigation under the False Claims Act relating to our billing practices for the following four test procedures: (1) apolipoprotein in conjunction with coronary risk panel assessments; (2) microscopic evaluation in conjunction with urinalysis; (3) performance of T7 index in

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

conjunction with T3 and T4 tests and (4) fragmenting billing of unlisted panel codes. We are in the process of gathering and voluntarily submitting documentation to the DOJ regarding the two tests with respect to which the DOJ has requested information. We cannot at this time assess what the result of the investigation might be. Remedies available to the government include civil and criminal penalties and exclusion from participation in federal health care programs such as Medicare and Medicaid. Application of these remedies could have a material adverse effect upon our business, financial condition, results of operations or prospects.

  Department of Justice Settlement

  In 1991, the DOJ contacted us concerning an investigation of certain of our sales, marketing, pricing and billing practices. During 1993, we learned that a qui tam (whistle blower) complaint had been filed approximately two years earlier by a former employee.

  A qui tam action, under the Federal "whistle blower" statute, is a private action brought on behalf of the U.S. government in connection with claims for payments submitted to the U.S. The private individual(s) bringing the qui tam action may be entitled to 15% to 30% of any amounts recovered as a consequence of the qui tam action. By law, the DOJ is required to investigate the matters raised by the qui tam complaint to determine whether to "intervene" (i.e., pursue the action itself) or to permit the private plaintiff to pursue the action.

  In September 1993, we entered into settlements pursuant to which we made payments to the DOJ (the "DOJ Settlement") and to the State of California (the "California Settlement" and, together with the DOJ Settlement, the "Settlements") to settle certain civil claims relating to the investigation. Our portion of the Settlements was approximately $2.7 million, which included approximately $2.2 million of the DOJ Settlement and the entire $0.5 million amount of the California Settlement.

  By their terms, the Settlements reserved the rights of the government agencies involved to pursue criminal prosecutions in connection with certain related claims. Criminal convictions in these matters could have resulted in mandatory exclusion of our company from Medicare and state health programs, including Medicaid. In May 1995, we were informed by the DOJ that its criminal investigation concerning the allegations at issue in the 1993 investigation and in the Settlements had been closed without prosecution.

  The Settlements did not constitute an admission of wrongdoing with respect to any issue of law or fact arising from the civil action brought on behalf of the United States, that gave rise to the DOJ investigation. The DOJ Settlement addressed the U.S. government's contention that we submitted improper Medicare claims for unnecessary blood tests with respect to five tests (HDL, LDL, TIBC, PBG and serum ferritin) offered in conjunction with basic blood chemistry profiles. The California Settlement addressed the State of California's contention that improper Medicaid claims were submitted with respect to the same five tests.

  The government's allegations involved a series of laboratory tests conducted at the time on a "sequential multiple analysis computer" ("SMAC") for which Medicare reimbursed laboratories on a flat fee basis for any 19 or more blood chemistry tests. The government alleged that some or all of the five tests that were the subject of the investigation were added routinely to the SMAC for a "nominal" additional price or as part of annual across-the-board price increases to the physicians, while the fact that Medicare and Medicaid would be billed separately for each test at retail prices often was not revealed to the doctors. The government contended that as a result of this marketing approach, some doctors ordered blood chemistry profiles (which covered the SMAC plus the additional tests) even if they needed only the SMAC, not realizing that the additional tests were being billed to Medicare and Medicaid.

  We have historically made available to our clients test profiles which provide the choice of incorporating as few or as many of these additional tests in the basic blood chemistry profile as our physician-clients feel appropriate for a full diagnostic evaluation. Notwithstanding such policy, the government contended that it was not made sufficiently clear to physician-clients the financial consequences to the Medicare program of their

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

choice in ordering such tests as "add-ons" to the basic blood chemistry profile, thereby resulting in physicians' ordering certain of these tests, and Medicare or Medical, as the case may be, being billed for such tests, when not medically necessary.

  While the Settlements did not require any specific changes to policies or practices with regard to these tests, we nevertheless have re-emphasized to our clients the financial consequences to them and to third party payors of their laboratory test choices.

  CHAMPUS Settlement

  In February 1994, as part of a joint settlement with MetPath related to the same activities that were the subject of the 1993 DOJ Settlement, a payment of $1.1 million was made by MetPath to the Office of Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") to settle all civil claims of CHAMPUS against MetPath and our company with respect to the same issues and same five tests that were the subject of the DOJ Settlement and California Settlement. Our portion of such payment was approximately $25,000, with the remainder being paid by MetPath. As with the DOJ Settlement and California Settlement, the CHAMPUS settlement included a reservation of rights with respect to certain criminal prosecutions which could result in mandatory exclusion of our company from Medicare and State health programs should any criminal convictions result. The CHAMPUS settlement, however, does not constitute an admission by us of any wrongdoing with respect to any issue of law or fact arising from the civil action brought by the U.S. government that gave rise to CHAMPUS' inquiry. We were informed in May 1995 of the government's closure of its criminal inquiry without prosecution.

  HHS Subpoenas

  In August 1993, we received a subpoena from HHS in connection with an investigation and internal review relating to the possible submission of false or improper claims under the Medicare and Medicaid programs. The HHS subpoena required production of a broad range of documents, including those relating to our selling, pricing and billing practices. The HHS subpoena concerned fourteen tests, including the five tests that were the subject of the civil claims Settlements. We completed production of these documents in February 1994. Other independent clinical laboratories received similar requests for production as part of the industry-wide LabScam investigation of certain practices in the clinical laboratory testing industry. In July 1994, we were informed that jurisdiction for this investigation had been transferred to the United States Attorney's Office in Newark, New Jersey. In May 1995, we were informed by the DOJ that its criminal investigation concerning the allegations at issue in the 1993 HHS subpoena and in the Settlements had been closed without prosecution.

  In August 1995, we received a subpoena from HHS requesting certain information with respect to our marketing and billing practices for a CBC, a diagnostic test which was not included in any prior subpoena or the subject of any of the Settlements. We promptly completed production of all documents in response to the HHS subpoena and cooperated fully in the HHS investigation. We reached an agreement with the Federal government in September 1996 to pay $4.0 million to conclude this investigation. In addition, in October 1996 we paid the California Medical program approximately $160,000 to settle all their claims regarding the same CBC issue. The settlement did not constitute an admission by us with respect to any allegation, issue of law or fact arising from the investigation and we received a full civil and administrative release from all claims by the government with respect to these billings through the date of the settlement agreement.

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

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors, executive officers and key management personnel of our company.

Name                     Age Position
----                     --- --------
David C. Weavil.........  48 Chairman of the Board

Robert E. Whalen........  57 President, Chief Executive Officer and Director

Brian D. Urban..........  37 Executive Vice President, Chief Financial Officer and Treasurer

Mark L. Bibi............  41 Executive Vice President, Secretary and General Counsel

Ian J. Brotchie.........  59 Executive Vice President and Division President, Unilab Northern California

R. Jeffrey Lanzolatta...  46 Executive Vice President and Division President, Unilab Southern California

C. Michael Hanbury......  35 Senior Vice President, Chief Scientific Officer

Paul T. Wertlake........  63 Vice President, Chief Medical Officer

Michael B. Goldberg.....  52 Director

David I. Wahrhaftig.....  42 Director

  David C. Weavil served as Chairman, President and Chief Executive Officer of Unilab from January 1997 to November 1999. Effective as of the recapitalization, Mr. Weavil serves only as Chairman of the Board. He served as Executive Vice President of Laboratory Corporation of America Holdings ("LabCorp") from the April 1995 merger of Roche Biomedical Laboratories, Inc. ("RBL") and National Health Laboratories, Inc. ("NHL"), which created LabCorp, until December 1996. He was additionally appointed Chief Operating Officer of LabCorp in September 1995. Previously, Mr. Weavil served as Senior Vice President and Chief Operating Officer of RBL from 1989 to April 1995. From 1988 through 1989, Mr. Weavil was Regional Senior Vice President-Mid-Atlantic of RBL. Prior to that, he served as Senior Vice President and Chief Financial Officer of RBL from 1982 to 1988.

  Robert E. Whalen was appointed President, Chief Executive Officer and a director of Unilab effective as of the recapitalization. From May 1997 to September 3, 1999, Mr. Whalen served as Executive Vice President and, from September 1998 to September 3, 1999, as Chief Operating Officer of Scripps's Clinic, a 320-physician multi-specialty medical group located in Southern California. From the April 1995 merger of RBL and NHL until August 1996, Mr. Whalen served as Executive Vice President of LabCorp. Prior to his employment at LabCorp, Mr. Whalen held various senior level positions with NHL, which he joined in 1976. He served as Executive Vice President of NHL from 1993 to 1995, as Senior Vice President from 1991 to 1993 and as Vice President-- Administration from 1985 to 1993. From 1979 to 1985, he was Vice President-- Division Manager of NHL. At NHL and later LabCorp, Mr. Whalen oversaw human resources, client service and major regional laboratories in California, Washington, Nevada and Utah. Mr. Whalen was a member of the management committee at NHL and LabCorp.

  Brian D. Urban has been Executive Vice President, Chief Financial Officer and Treasurer of Unilab since May 1998. He served as Vice President, Chief Financial Officer and Treasurer from September 1997 to April 1998. He was Vice President and Controller of Unilab from November 1993 to September 1997. Mr. Urban served as Assistant Controller of Unilab from October 1992 to November 1993. He was Manager of External Reporting of MetPath from July 1992 to October 1992. Prior thereto, Mr. Urban was senior audit manager at Price Waterhouse where he worked from November 1986 to July 1992.

  Mark L. Bibi has been Executive Vice President, Secretary and General Counsel of Unilab since May 1998. He served as Vice President, Secretary and General Counsel from June 1993 through April 1998. Mr. Bibi was with the New York City law firm of Schulte Roth & Zabel from May 1989 through June 1993. Prior thereto, he was with the law firm of Sullivan & Cromwell, New York, New York, from August 1985 to April 1989.

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

  Ian J. Brotchie has been Executive Vice President and Division President of Unilab Northern California since May 1998. He served as Division President of Unilab Northern California from August 1997 to April 1998. He was Division President of Unilab San Jose from February 1994 to August 1997. He was President of Associated Laboratories, Inc. from November 1991 to September 1995. Mr. Brotchie served as President of Lab Concepts Inc. from February 1990 to November 1991. Prior thereto, Mr. Brotchie served as Business Development Director with SmithKline Bio-Science Laboratories in Dublin, California from January 1989 to February 1990.

  R. Jeffrey Lanzolatta has been Executive Vice President and Division President of Unilab Southern California since May 1998. He served as Division President of Unilab Southern California from July 1996 to April 1998. He was Senior Vice President, Sales and Marketing of Unilab Southern California from December 1994 to July 1996. He served as Vice President, Sales and Marketing for Unilab from November 1993 to December 1994. He served as Vice President, Sales and Marketing of MetWest from January 1993 to November 1993. Prior thereto Mr. Lanzolatta served as Regional Vice President and General Manager of MetWest's Southern California operations from July 1990 to December 1992. From April 1990 to June 1990, Mr. Lanzolatta served as Director of Sales and Marketing for MetWest's Northern California operations. Mr. Lanzolatta was Vice President, Business Development of International Clinical Laboratories' Western Operations from July 1985 through January 1989.

  C. Michael Hanbury, Ph.D., Senior Vice President and Chief Scientific Officer, has been with Unilab since April 1998. Prior to joining Unilab, from April 1996 to April 1998, Dr. Hanbury managed Regulatory Affairs for Roche Diagnostics, Inc., an international diagnostic company representing their interests to the US Food and Drug Administration for a variety of molecular diagnostic tests for infectious disease. Prior thereto, Dr. Hanbury served from September 1994 to March 1996 as National Technical Director of an international clinical diagnostic manufacturer and as a clinical chemist for Roche Biomedical Labs from April 1988 to September 1994. Dr. Hanbury is a registered clinical pathologist with over 14 years experience in laboratory testing services and in vitro diagnostic manufacturing.

  Paul T. Wertlake, M.D., has been Vice President and Chief Medical Officer of Unilab since January 1994. Since October 1989, Dr. Wertlake has served as the Senior Medical Officer for Southern California and Medical Director of our Tarzana laboratory. Prior thereto, Dr. Wertlake has served in the academic, hospital and reference laboratory sectors.

  Michael B. Goldberg has been a Managing Director of Kelso since October 1991 and became a director of Unilab effective as of the recapitalization. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc., Hosiery Corporation of America, Inc. and Netspeak Corporation. Mr. Goldberg is also a director of the Phoenix House Foundation and the Woodrow Wilson Council.

  David I. Wahrhaftig has been a Managing Director of Kelso since April 1998. Mr. Wahrhaftig has been affiliated with Kelso since 1987, and became a director of Unilab effective as of the recapitalization. Mr. Wahrhaftig also serves as a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc. and Humphreys, Inc.

Arrangements with Messrs. Whalen and Weavil

  Whalen Employment Agreement. We expect to enter into an employment agreement with Robert E. Whalen effective as of the time of his appointment as President and Chief Executive Officer.

  Weavil Employment Agreement and Consulting Agreement. We entered into an employment agreement with David C. Weavil on January 20, 1997 to serve as Chairman of the Board, President and Chief Executive Officer of Unilab.

  With the completion of the UC Acquisition merger, Mr. Weavil's employment agreement was terminated and we entered into a five-year consulting agreement with Mr. Weavil. Pursuant to this agreement, Mr. Weavil is entitled to an annual consulting fee of $220,000, a seat on the board of directors and options to purchase common stock of our company on terms that are substantially similar to the options granted to our management and our other employees following the merger. Mr. Weavil also received a bonus of $400,000. We also entered into a non-competition agreement pursuant to which we compensated Mr. Weavil for limiting his ability to compete with our company following the completion of the merger with UC Acquisition.

  We have entered into employment agreements with certain other members of our management team.

Stock Option Plan

  Following the recapitalization, we intend to grant to our management and employees options to purchase shares of our post-merger common stock pursuant to a new stock option plan. Although the terms of the plan have not been finalized, we anticipate that options granted initially will have an exercise price of $5.85 per share, will cover approximately 15% of the post-merger shares on a primary basis and will consist of two tranches, one of which will vest over time and one of which will vest subject to various performance criteria which we will establish.

Other Transactions with Kelso

  Under the terms of the merger agreement covering the merger of UC Acquisition and our company we paid to Kelso a one-time fee of $6 million upon the completion of the merger. In addition, under the merger agreement, we are required to do the following:

  .  pay to Kelso annual financial advisory fees of $600,000;

  . reimburse Kelso for its expenses incurred in providing us with financial advisory services; and

  . indemnify Kelso and certain related parties with respect to the transactions contemplated by the merger, including the financing of the merger and any services to be provided by Kelso or any related party to us going forward.

  We have already begun paying financial advisory fees to Kelso and have already reimbursed Kelso for some expenses.

  Following the recapitalization, our directors that are affiliated with Kelso will not receive any compensation for serving on the board.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information concerning each person believed to be a beneficial owner of more than 5% of the outstanding shares of our common stock and beneficial ownership of our common stock by each director, named executive officer and all directors and executive officers as a group.

                                                        Shares      Percentage
                                                      ----------    ----------
Kelso Investment Associates VI, L.P.(1).............. 18,743,590       72.8%

KEP VI, LLC(1).......................................  2,901,709       11.3%

Frank T. Nickell(1)..................................           (2)        (2)

Thomas R. Wall IV(1).................................           (2)        (2)

George E. Matelich(1)................................           (2)        (2)

Michael B. Goldberg(1)(3)............................           (2)        (2)

David I. Wahrhaftig(1)(3)............................           (2)        (2)

Frank K. Bynum, Jr.(1)...............................           (2)        (2)

Philip E. Berney(1)..................................           (2)        (2)

Robert E. Whalen(4)(5)...............................     50,000        0.2%

Brian D. Urban(4)(6).................................     50,000        0.2%

All Directors and Executive Officers of Unilab as a
 Group (10 persons)..................................    100,000        0.4%

--------
 (1) The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
 (2) Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares.
 (3) Messrs. Goldberg and Wahrhaftig are directors.
 (4) Business address: 18448 Oxnard Street, Tarzana, California 91356.
 (5) Mr. Whalen is our President and Chief Executive Officer and one of our directors.
 (6) Mr. Urban is our Executive Vice President, Chief Financial Officer and Treasurer.

Stockholders Agreement

  Upon completion of our merger with UC Acquisition, we entered into a stockholders agreement with the Kelso affiliates which now control us, EOS Partners, L.P., an affiliate of Pequot Capital LLC, certain additional investors and members of management. The stockholders agreement contains various rights and restrictions, including tag-along and drag-along rights, rights of first refusal and restrictions on transfer, in connection with such parties' ownership of our equity securities. Under the stockholders agreement, management and Unilab will also have put and call rights, respectively, with respect to shares of stock and options held by members of management in event of termination of employment, including in the event of death, disability or resignation. Depending on the circumstances of termination, these put and call rights are exercisable at fair market value, based on an annual appraisal of our stock, or at cost plus 6% annual interest.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

  Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used in this prospectus, the term "Expiration Date" means 5:00 p.m.,
New York City time, on       , 2000. However, if we, in our sole discretion,
have extended the period of time for which the exchange offer is open, the term "Expiration Date" means the latest time and date to which we extend the exchange offer.

  As of the date of this prospectus, $155,000,000 aggregate principal amount of the Old Notes is outstanding. This prospectus, together with the letter of
transmittal, is first being sent on or about       , 2000, to all holders of
Old Notes known to us. Our obligation to accept Old Notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

  We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders of Old Notes as described below. During any such extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

  Old Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "--Certain Conditions to the Exchange Offer." We will give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination to the holders of the Old Notes as promptly as practicable on the next business day after the previously scheduled Expiration Date. Such notice in the case of any extension is to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on such date.

Procedures for Tendering Old Notes

  The tender to us of Old Notes by a holder of Old Notes as set forth below and acceptance of such tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the exchange offer must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to HSBC Bank USA (the "Exchange Agent") at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date. In addition, the Exchange Agent must receive:

  .  certificates for such Old Notes along with the letter of transmittal; or

  . prior to the Expiration Date, a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedure for book-entry transfer described below; or

  . the holder must comply with the guaranteed delivery procedures described below.

  The method of delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or Old Notes to us.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's Old Notes, either (1) make appropriate arrangements to register ownership of the Old Notes in such owner's name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

  . by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

  .  for the account of an Eligible Institution (as defined below).

  In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a financial institution--including most banks, savings and loan associations and brokerage houses--that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on such Old Notes guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Note which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date, including the letter of transmittal and the instructions to such letter of transmittal, by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney. In either case, such Old Notes must be signed exactly as the name or names of the registered holder or holders appear on the Old Notes.

  If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

  By tendering, each holder will represent to us that, among other things, (1) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes, (2) whether or not such person is the holder, and (3) that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. In the case of a holder that is not a broker-dealer, each such holder, by tendering, will also represent to us that such holder is not engaged in and does not intend to engage in a distribution of the New Notes. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the exchange offer, such holder or any such other person
(1) could not rely on the applicable interpretations of the staff of the Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

  Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

  Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Old Notes properly tendered, and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if we have given oral or written notice to the Exchange Agent, with written confirmation of any oral notice to be given promptly after giving such notice.

  For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from November 20, 1998. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from September 28, 1999. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of (1) certificates for such Old Notes, or a timely Book-Entry Confirmation of such Old Notes, into the Exchange Agent's account at the Book-Entry Transfer Facility, (2) a properly completed and duly executed letter of transmittal and (3) all other required documents.

  If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder of such Old Notes, or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or a facsimile of such letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to, and received by, the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or there has been compliance with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

  If a registered holder of the Old Notes desires to tender such Old Notes and
(1) the Old Notes are not immediately available, or time will not permit such holder's Old Notes, or (2) other required documents to reach the Exchange Agent before the Expiration Date, or (3) the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  .  the tender is made through an Eligible Institution;

  . prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal, and Notice of Guaranteed Delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, (a) setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, (b) stating that the tender is being made thereby, and (c) guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the Expiration Date, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

  . the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three NYSE trading days after the Expiration Date.

Withdrawal Rights

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address or, in the case of Eligible Institutions, at the facsimile number, set forth below under""--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

  . specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor");

  . identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of such Old Notes;

  . contain a statement that such holder is withdrawing his election to have such Old Notes exchanged;

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender; and

  . specify the name in which such Old Notes are registered, if different from that of the Depositor.

  If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, whose determination shalt be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. No New Notes will be issued with respect to the exchange offer unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of such Old Notes without cost to such holder, or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility for the Old Notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Certain Conditions to the Exchange Offer

  Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, any of the following events shall occur:

  . there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (1) seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of such transaction, or (2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes pursuant to the exchange offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (1) or (2) above or, in our sole judgment, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which are greater than those described in the interpretation of the Commission referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

  .  there shall have occurred:

    (1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market;

    (2) any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer;

    (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

    (4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening of such calamities; or

  . any change, or any development involving a prospective change, shall have occurred or be threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and those of our subsidiaries taken as a whole that, in our sole judgment, is or may be adverse to us, or we shall have become aware of facts that, in our sole judgment, have or may have adverse significance with respect to the value of the Old Notes or the New Notes; which in our sole judgment in any case, and regardless of the circumstances, including any action by us, giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

  The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in its sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

Exchange Agent

  HSBC Bank USA has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                         HSBC Bank USA, Exchange Agent

              By Mail:                      By Hand or By Overnight Courier:


            HSBC Bank USA                             HSBC Bank USA
        140 Broadway, level A                     140 Broadway, level A
         New York, NY 10005                        New York, NY 10005
      Attention: Paulette Shaw                  Attention: Paulette Shaw

                             For Information Call:
                                 (212) 658-5931

          By Facsimile Transmission (for Eligible Institutions only):
                                 (212) 658-2292
                     Attention: Corporate Trust Operations

                             Confirm by Telephone:
                                 (212) 658-5931

  If you deliver the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

  We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. We estimate these expenses in the aggregate to be approximately $500,000.

Transfer Taxes

  Holders who tender their Old Notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange Old Notes

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the exchange offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend on such Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. As discussed below in "Exchange offer; Registration Rights," we do not currently anticipate that we will register Old Notes under the Securities Act.

  Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, we believe that New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders of such Old Notes, other than any such holder which is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the Commission has not considered the exchange offer in the context of a no-action letter. There can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the exchange offer, such holder (1) could not rely on the applicable interpretations of the staff of the Commission and
(2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification, with which there has been compliance, is available. See "Plan of Distribution."

                       DESCRIPTION OF NEW CREDIT FACILITY

  The new credit facility provides for the following:

       (1) a six year $50.0 million A term loan to be drawn at closing to finance in part the recapitalization and certain related costs and expenses, and to refinance certain existing debt of our company

       (2) a seven year $110.0 million B term loan to be drawn at closing to finance in part the recapitalization and certain related costs and expenses, and to refinance certain existing debt of our company; and

       (3) a six year $25.0 million revolving credit facility, of which $2.9 million may be drawn at closing to finance part of the recapitalization and which may include letters of credit (subject to a sub-limit to be determined), to be used for, among other things, general corporate purposes including working capital.

  The A and B term loans will amortize in quarterly amounts based on the annual amounts shown below:

                                                         A Term Loan B Term Loan
                                                         ----------- -----------
                                                         (dollars in thousands)
   Fiscal Year 1999.....................................   $   --     $    275
   Fiscal Year 2000.....................................     1,250       1,100
   Fiscal Year 2001.....................................     5,625       1,100
   Fiscal Year 2002.....................................     8,125       1,100
   Fiscal Year 2003.....................................    10,625       1,100
   Fiscal Year 2004.....................................    13,125       1,100
   Fiscal Year 2005.....................................    11,250      26,675
   Fiscal Year 2006.....................................       --       77,550
                                                           -------    --------
     Total..............................................   $50,000    $110,000
                                                           =======    ========

  Deutsche Bank Securities Inc. has acted as lead arranger, Bankers Trust Company has acted as administrative agent and Merrill Lynch Capital Corporation has acted as co-arranger and syndication agent for the syndicate of lenders providing the new credit facility.

  Subject to certain limited exceptions, the new credit facility requires mandatory repayments and mandatory reductions thereunder with the proceeds from
(1) assets sales, (2) the issuance of debt and preferred stock, (3) insurance and condemnation claims, (4) annual excess cash flow and (5) any payments from the Kelso affiliates and other investors pursuant to the equity investment described in the penultimate paragraph of this section. Voluntary prepayments of the new credit facility are permitted at any time, subject to certain notice requirements and to the payment of certain losses and expenses suffered by the lenders as a result of the prepayment of Eurodollar Loans (as defined in the new credit facility) prior to the end of the applicable interest period.

  The new credit facility bears interest at the sum of the (1) applicable margin and (2) at our option, either the "Base Rate" (as defined in the new credit facility) or the "Eurodollar Rate" (as defined in the new credit facility). The Base Rate is the higher of (1) the rate that Bankers Trust Company announces from time to time as its prime lending rate, as in effect from time to time and (2) one-half of 1% in excess of the overnight federal funds effective rate as published by the Federal Reserve Bank of New York. The applicable interest margin is initially a percentage per annum equal to (1) in the case of the A term loan and revolving loans maintained as (a) Base Rate Loans (as defined in the new credit facility), 2.125%, and (b) Eurodollar Loans, 3.125% and (2) in the case of the B term loan maintained as (a) Base Rate Loans, 2.875%, and (b) Eurodollar Loans, 3.875%, in each case subject to adjustments to be determined based on certain levels of financial performance.

  With respect to Eurodollar Loans, (1) we may elect interest periods of 1, 2, 3 or 6 months and (2) interest is payable in arrears at the earlier of (a) the end of an applicable interest period and (b) quarterly. With respect to Base Rate Loans, interest is payable quarterly on the last business day of each fiscal quarter. In each case, calculations of interest is based on a 360-day year and actual days elapsed. Additionally, we are to pay a commitment fee in an amount equal to 0.50% per annum on the daily average unused portion of the new credit facility, subject to adjustments to be determined based on certain levels of financial performance.

  The new credit facility contains certain covenants, including, without limitation, restrictions on:

  .  debt and liens;

  .  the sale of assets;

  .  mergers, acquisitions and other business combinations;

  .  voluntary prepayment of certain of our debt (including the Notes);

  .  transactions with affiliates;

  .  capital expenditures; and

  . loans and investments, as well as prohibitions on the payment of cash dividends to, or the repurchase on redemption of stock from, stockholders, and various financial covenants.

  The new credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guaranty or security document supporting the new credit facility to be in full force and effect and change of control of our company. If such a default occurs, the lenders under the new credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under the new credit facility and requiring that all such amounts to be immediately paid in full.

  All obligations under the new credit facility are jointly and severally guaranteed by any of our direct and indirect domestic subsidiaries. The debt under the new credit facility is secured by a pledge of the capital stock of our subsidiaries, if any (but not to exceed 66 2/3 of the voting stock of foreign subsidiaries), and a perfected lien and security interest in substantially all of our assets (tangible and intangible) and those of our direct and indirect subsidiaries. Our future domestic subsidiaries will be required to guarantee the new credit facility and to secure such guarantee with their real property and substantially all of their tangible and intangible personal property.

  If our ratio of net total debt to EBITDA (as defined in a capital call agreement) for the year 2000 is greater than 5.0 times, the Kelso affiliates that control our company will be required, pursuant to the capital call agreement, to make (or cause their designees to make) an equity investment in our company. The proceeds from the equity investment will be used to retire the term loans under the new credit facility. To the extent all such proceeds are not fully used to repay the term loans, the commitment under the revolving credit facility will be reduced by an amount equal to the remaining proceeds. The equity investment will be in an amount equal to the lesser of (a) the amount necessary to cause the ratio of net total debt to EBITDA, after giving effect to the equity investment, to equal 5.0 times and (b) $50.0 million.

  For the purposes of the capital call agreement, net total debt is expected to consist of our consolidated debt (net of cash and cash equivalents) plus any debt of another person secured by our assets or those of any of our subsidiaries and any of our contingent obligations or those of any of our subsidiaries for debt of another person.

  For the purposes of the capital call agreement, EBITDA consists of the sum of net income; provisions for income taxes; interest expense (including all commissions, discounts and other fees and charges owed with respect to certain debt); depreciation expense; amortization expense; extraordinary, unusual or nonrecurring gains, losses, income or expense and the related tax effects; other non-cash expenses and certain acquisition-related expenses; less extraordinary gains. Each of these items is calculated on a consolidated basis.

  Under the capital call agreement the ratio of net total debt to EBITDA is calculated on a pro forma basis in a similar manner to the calculation of the "Consolidated Fixed Charge Coverage Ratio" in the indenture governing the Notes, except that in the case of the pro forma calculation under the capital call agreement pro forma effect is also given to the closure or discontinuation of operations of any of our facility as if it had occurred on the first date of the test period.

  The new credit facility and the capital call agreement, including the terms and conditions described above, is subject to modification, amendment and waiver by the parties to the respective agreements.

                            DESCRIPTION OF THE NOTES

  The New Notes will be issued under an indenture (the "Indenture"), dated as of September 28, 1999, between Unilab Finance Corp. and HSBC Bank USA, as trustee (the "Trustee"), as supplemented by the supplemental indenture thereto, dated as of November 23, 1999 (the "Supplemental Indenture"), among Unilab Finance, the Trustee and Unilab. Pursuant to the Supplemental Indenture, the obligations of Unilab Finance under the Old Notes and Indenture were assumed by Unilab upon the consummation of the recapitalization, which occurred on November 23, 1999. References to the Notes include the New Notes unless the context otherwise requires.

  The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained upon request from us and which is filed as an exhibit to the registration statement to which this prospectus forms a part. You can find definitions of certain capitalized terms used in this description under "--Certain Definitions."

  The New Notes will be our unsecured obligations, ranking subordinate in right of payment to all our Senior Debt to the extent set forth in the Indenture.

  The Trustee will authenticate and deliver the New Notes for original issue only in exchange for a like principal amount of Old Notes.

  The New Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the New Notes. The New Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. We may change any Paying Agent and Registrar without notice to holders of the New Notes (the "Holders"). We will pay principal (and premium, if any) on the New Notes at the Trustee's corporate office in New York, New York. At our option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

  No service charge will be made for any transfer, exchange or redemption of New Notes, except in certain circumstance for any tax or other governmental charge that may be impose in connection therewith.

  For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Notes.

  Any Notes that remain outstanding after the completion of the exchange offer, together with the New Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

  Holders of such Additional Notes will have the right to vote together with Holders of Old Notes and New Notes as one class. No offering of any such Additional Notes is being or shall be deemed to be made by this prospectus. Interest on the New Notes will accrue at the rate of 12 3/4% per annum and will be payable semiannually in cash on each April 1 and October 1 commencing on April 1, 2000, to the persons who are registered Holders at the close of business on the and immediately preceding the applicable interest payment date. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of the Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date and record date which occurs on or after the consummation of the exchange offer.

  The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

  Optional Redemption. Except as described below, the Notes are not redeemable before October 1, 2004. Thereafter, we may redeem the Notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 1 of the year set forth below:

   Year                                                               Percentage
   ----                                                               ----------
   2004..............................................................  106.375%
   2005..............................................................  104.250%
   2006..............................................................  102.125%
   2007 and thereafter...............................................  100.000%

  In addition, we must pay accrued and unpaid interest on the Notes redeemed.

  Optional Redemption Upon Equity Offerings. At any time, or from time to time, on or prior to October 1, 2002, we may, at our option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture (including any Additional Notes) at a redemption price equal to 112.75% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

       (1) at least 65% of the principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after any such redemption; and

       (2) We make such redemption not more than 90 days after the consummation of any such Equity Offering.

  "Equity Offering" means a sale of our Qualified Capital Stock, other than any of our Capital Stock required to be purchased pursuant to the terms of the Capital Call Agreement.

Selection and Notice of Redemption

  In the event that we choose to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

       (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

       (2) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

  No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the net cash proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Escrow of Proceeds and Other Amounts

  On September 28, 1999, Unilab Finance entered into an escrow agreement (the "Escrow Agreement") with HSBC Bank USA, as escrow agent (the "Escrow Agent"), pursuant to which Unilab Finance deposited with the Escrow Agent the net proceeds of the offering of the Old Notes and cash or Treasury Securities (as defined in the Escrow Agreement) (the "Escrowed Property") in an aggregate amount sufficient to redeem in cash the Old Notes at a redemption price equal to 101% of the offering price (i.e., 97.268% of the principal amount at maturity) of the Old Notes plus accrued and unpaid interest to the date of redemption (the "Initial Deposit").

  Upon consummation of our recapitalization, the Escrow Agent released all Escrowed Property to us.

Subordination

  The payment of all Obligations on or relating to the Notes is subordinated in right of payment, to the extent described below and in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Obligations on Senior Debt (including the Obligations with respect to the New Credit Facility). Notwithstanding the foregoing, payments and distributions made relating to the Notes pursuant to the trust described under "Legal Defeasance and Covenant Defeasance" shall not be so subordinated in right of payment.

  The holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes in the event of any distribution to our creditors:

       (1) in a liquidation or dissolution of our company;

       (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the our company or our property;

       (3) in an assignment for the benefit of creditors; or

       (4) in any marshalling of our assets and liabilities.

  We also may not make any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes or acquire any Notes for cash or property or otherwise if:

       (1) a payment default on any Senior Debt occurs and is continuing; or

       (2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of any Designated Senior Debt.

  Payments on and distributions with respect to any Obligations on, or with respect to, the Notes may and shall be resumed:

       (1) in the case of a payment default, upon the date on which such default is cured or waived; and

       (2) in case of a nonpayment default, the earliest of (x) the date on which all nonpayment defaults are cured or waived (so long as no other event of default exists), (y) 180 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

  No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

  No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

  We must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

  As a result of the subordination provisions described above in the event of our bankruptcy, liquidation or reorganization, Holders of the Notes may recover less ratably than our creditors who are holders of Senior Debt.

  After giving effect to the Recapitalization and the financing therefor, on a pro forma basis, and after giving effect to the tendering of 99.6% of the senior notes in the tender offer, at September 30, 1999, the aggregate amount of Senior Debt outstanding would have been approximately $166.6 million (excluding unused commitments of $23.0 million under the New Credit Facility).

Change of Control

  Upon the occurrence of a Change of Control, each Holder will have the right to require that we purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

  Within 30 days following the date upon which we obtain actual knowledge that a Change of Control occurred, we must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law or stock exchange rule (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  Prior to the mailing of the notice referred to above, but in any event within 30 days following the date upon which we obtain actual knowledge of any Change of Control, we covenant to:

       (1) repay in full and terminate all commitments under Indebtedness under the New Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the New Credit Facility and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer; or

       (2) obtain the requisite consents under the New Credit Facility and all other Senior Debt to permit the repurchase of the Notes as provided below.

  We shall first comply with the covenant in the immediately preceding paragraph before we shall be required to repurchase Notes pursuant to the provisions described below. Our failure to comply with the covenant described in the immediately preceding paragraph may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under "Events of Default" below.

  If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event that we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect that we would seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

  The definition of Change of Control includes a phrase relating to the sale, lease, exchange or other transfer of "all or substantially all" of our assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the our assets, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require us to repurchase such Notes.

  Neither our Board of Directors nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on our ability and our

Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of our company, whether favored or opposed by our management. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that we or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of our company or any of our Subsidiaries by our management. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Certain Covenants

  The Indenture will contain, among others, the following covenants:

  Limitation on Restricted Payments. We will not, and will not cause or permit any of our Restricted Subsidiaries to, directly or indirectly:

       (1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock) on or in respect our shares of our Capital Stock to holders of such Capital Stock;

       (2) purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, other than the exchange of such Capital Stock for Qualified Capital Stock; or

       (3) make any Investment (other than Permitted Investments) in any other Person (each of the foregoing actions set forth in clauses (1), (2) and (3) (other than the exceptions thereto) being referred to as a "Restricted Payment");

  if at the time of such Restricted Payment or immediately after giving effect thereto:

       (i) a Default or an Event of Default shall have occurred and be continuing; or

       (ii) we are not able to incur at least $1.00 of additional
  Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; or

       (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date shall exceed the sum of:

         (w) 50% of our cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus

         (x) 100% of the aggregate net cash proceeds received by us from any Person (other than our Subsidiary) from the issuance and sale subsequent to November 23, 1999 and on or prior to the Reference Date of our Qualified Capital Stock (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness but excluding (A) aggregate net cash proceeds from the sale of our Capital Stock to the extent used to repurchase or acquire shares of our Capital Stock pursuant to clause (2)(ii) of the next succeeding paragraph and (B) aggregate net cash proceeds from the sale of our Capital Stock required by the terms of the Capital Call Agreement); plus

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         (y) without duplication of any amounts included in clause (iii)
    (x) above, 100% of the aggregate net cash proceeds of any equity contribution received by us (excluding any equity contribution required to be made pursuant to the terms of the Capital Call Agreement) from a holder of our Capital Stock subsequent to November 23, 1999; plus

         (z) to the extent that any Investment (other than a Permitted Investment) that was made after November 23, 1999 is sold for cash or otherwise liquidated or repaid for cash, the lesser of:

           (a) the net cash proceeds received with respect to such sale, liquidation or repayment of such Investment (less the cost of such sale, liquidation or repayment, if any) and

           (b) the initial amount of such Investment, but only to the extent not included in the calculation of Consolidated Net Income. Any net cash proceeds included in the foregoing clauses (iii)(x) or
      (iii)(y) shall not be included in clause (10)(a) or clause (10)(b) of the definition of "Permitted Investments" to the extent actually utilized to make a Restricted Payment under this paragraph.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

       (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

       (2) if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares our Capital Stock, either (i) solely in exchange for shares of our Qualified Capital Stock, or
  (ii) through the application of net proceeds of a substantially concurrent sale (other than to our Subsidiary) of shares of our Qualified Capital Stock;

       (3) payments for the purpose of and in an amount equal to the amount required to permit us to redeem or repurchase shares of our Capital Stock or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees or payments in respect of any redemption, repurchase, acquisition, cancellation or other retirement for value of shares of our Capital Stock or options, stock appreciation or similar securities, in each case held by our then current or former officers, directors or employees or any of our Subsidiaries (or their estates or beneficiaries under their estates) or by an employee benefit plan, upon death, disability, retirement or termination of employment; provided that such redemptions, repurchases, acquisitions, cancellations or other retirements pursuant to this clause (3) shall not exceed $10.0 million in the aggregate after the Issue Date (which amount shall be increased by the amount of any cash proceeds to us from (x) sales of our Capital Stock to management employees subsequent to November 23, 1999 and (y) any "key-man" life insurance policies which are used to make such redemptions or repurchases);

       (4) the payment of fees and compensation as permitted under clauses
  (1), (14) or (15) of paragraph (c) of the "Limitation on Transactions with Affiliates" covenant;

       (5) so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $100,000 in the aggregate, to enable us to make payments to holders of our Capital Stock in lieu of issuance of fractional shares of our Capital Stock;

       (6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

       (7) Restricted Payments made pursuant to the Merger Agreement; and

       (8) the distribution of Capital Stock of any of our Unrestricted Subsidiary to holders of our Capital Stock.

  In determining the aggregate amount of Restricted Payments made subsequent to November 23, 1999 in accordance with clause (3) of the immediately preceding paragraph:

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       (1) amounts expended (to the extent such expenditure is in the form of cash or other property other than Qualified Capital Stock) pursuant to clauses (1) and (3) shall be included in such calculation, provided that such expenditures pursuant to clause (3) shall not be included to the extent of cash proceeds received by us from any "key man" life insurance policies; and

       (2) amounts expended pursuant to clauses (2), (4), (5), (6) and (7) shall be excluded from such calculation.

  Limitation on Incurrence of Additional Indebtedness. From and after November 23, 1999, we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, we or any Guarantor may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, our Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.0 if such incurrence is on or prior to October 1, 2001 and 2.25 to 1 if such incurrence is thereafter.

  Limitation on Transactions with Affiliates. (a) From and after November 23, 1999, we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of our Affiliates (an "Affiliate Transaction"), other than
(x) Affiliate Transactions permitted under paragraph (c) below and (y) Affiliate Transactions entered into on terms that are fair and reasonable to, and in the best interests of, our company or such Restricted Subsidiary, as the case may be, as determined in good faith by our Board of Directors; provided, however, that for a transaction or series of related transactions with an aggregate value of $5.0 million or more, at our option (i) such determination shall be made in good faith by a majority of the disinterested members of our Board of the Directors or (ii) our Board of Directors or any such Restricted Subsidiary party to such Affiliate Transaction shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is fair from a financial point of view to us or such Restricted Subsidiary; provided, further, that for a transaction or series of related transactions with an aggregate value of $15.0 million or more, our Board of Directors shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is fair from a financial point of view to us or such Restricted Subsidiary.

  (b) The foregoing restrictions shall not apply to:

       (1) reasonable fees and compensation paid to, and indemnity provided on behalf of, our officers, directors, employees or consultants or those of our Subsidiary as determined in good faith by our Board of Directors;

       (2) transactions exclusively between or among us and any of our Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

       (3) transactions effected as part of a Qualified Receivables
  Transaction;

       (4) any agreement as in effect as of November 23, 1999 or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on November 23, 1999;

       (5) Restricted Payments permitted by the Indenture;

       (6) any Permitted Investment;

       (7) transactions permitted by, and complying with, the provisions of the covenant described under "Merger, Consolidation and Sale of Assets";

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       (9) the grant of stock options or similar rights to our employees and directors and those of our Subsidiaries pursuant to Plans and employment contracts approved by our Board of Directors;

       (10) loans or advances to our officers, directors or employees or those of our Restricted Subsidiaries not in excess of $5.0 million at any one time outstanding;

       (11) the granting or performance of registration rights under a written registration rights agreement approved by our Board of Directors;

       (12) transactions with Persons solely in their capacity as holders of our Indebtedness or Capital Stock or the Indebtedness of our Restricted Subsidiaries, where such Persons are treated no more favorably than holders of our Indebtedness or Capital Stock or the Indebtedness of our Restricted Subsidiary generally;

       (13) any agreement to do any of the foregoing;

       (14) the payment of fees, reimbursements, indemnifications and other amounts pursuant to any agreements between Unilab and Kelso & Co., L.P. with respect to the payment of investment banking and annual financial advisory fees; and

       (15) transactions entered into on November 23, 1999 in connection with the Recapitalization and the financing therefor.

  Limitation on Liens. From and after November 23, 1999, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any of their respective property or assets, or any proceeds, income or profit therefrom which secure Senior Subordinated Indebtedness or Subordinated Obligations, unless:

       (1) in the case of Liens securing Subordinated Obligations, the Notes are secured by a Lien on such property, assets, proceeds, income or profit that is senior in priority to such Liens at least to the same extent that the Notes are subordinated to Senior Debt; and

       (2) in the case of Liens securing Senior Subordinated Indebtedness, the Notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

  Prohibition on Incurrence of Senior Subordinated Debt. Neither we nor any Guarantor will incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Guarantor's Guarantee and subordinate in right of payment to any other of our Indebtedness or such Guarantor, as the case may be.

  Limitation on Dividend and Other Payment Restrictions Affecting
Subsidiaries. From and after November 23, 1999, we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

       (1) pay dividends or make any other distributions on or in respect of our Capital Stock;

       (2) make loans or advances or to pay any Indebtedness or other obligation owed to us or any of our other Restricted Subsidiary; or

       (3) transfer any of its property or assets to us or any of our other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

         (a) applicable law;

         (b) the Indenture or encumbrances or restrictions substantially similar to the encumbrances and restrictions contained in the Indenture taken as a whole;

         (c) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

         (d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to us or any of our Restricted Subsidiary, or the properties or assets of any such

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    Person, other than the Person or the properties or assets of the Person so acquired; provided, however, that such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of an acquisition by us or any of our Restricted Subsidiary;

         (e) agreements existing on November 23, 1999;

         (f) the New Credit Facility;

         (g) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

         (h) restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

         (i) any agreement or instrument governing Capital Stock of any Person that is acquired after the Issue Date;

         (j) Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; or

         (k) an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) or (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are no less favorable to us or the Holders in any material respect as determined by our Board of Directors than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e) or (f).

  Limitation on Preferred Stock of Subsidiaries. From and after November 23, 1999, we will not permit any of our Restricted Subsidiaries to issue any Preferred Stock (other than to us or to a Restricted Subsidiary) or permit any Person (other than us or a Restricted Subsidiary) to own any Preferred Stock of any of our Restricted Subsidiary.

  Merger, Consolidation and Sale of Assets. We will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons.

  From and after November 23, 1999, we will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any of our Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of our assets to, another Person or Persons unless:

       (1) either:

         (a) we shall be the surviving or continuing corporation of such merger or consolidation; or

         (b) the surviving Person is a corporation existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all of our obligations under the Notes and the Indenture;

       (2) immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction and the other adjustments that are referred to in the definition of "Consolidated Fixed Charge Coverage Ratio"), we are or the surviving Person is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant;

       (3) immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction), no Default or Event of Default shall have occurred and be continuing; and

       (4) we have or the surviving entity has, as the case may be, delivered to the Trustee an officers' certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with

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  the Indenture, that the surviving Person agrees to be bound thereby and by the Notes and the Registration Rights Agreement, and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more of our Subsidiaries, the Capital Stock of which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

  Notwithstanding the foregoing clauses (1), (2) and (3):

       (a) any of our Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to us and

       (b) we may merge with an Affiliate that is (x) a corporation that has no material assets or liabilities and which was incorporated solely for the purpose of reincorporating us in another jurisdiction or (y) our Restricted Subsidiary so long as all of our assets and those of our Restricted Subsidiaries immediately prior to such transaction are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof.

  The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, our company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

  Limitation on Asset Sales. From and after November 23, 1999, we will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

       (1) we or the applicable Restricted Subsidiary, as the case may be, receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by our Board of Directors);

       (2) at least 75% of the consideration received by us or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (x) any of our or such Restricted Subsidiary's liabilities (as shown on our or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) (other than liabilities that are by their terms subordinated to the Notes and other than liabilities consisting of Disqualified Capital Stock) (i) that are assumed by the transferee of any such assets and from which we and a Restricted Subsidiaries are unconditionally released or (ii) in respect of which neither we nor any of our Restricted Subsidiary following such sale has any obligation and (y) any notes or other obligations received by us or such Restricted Subsidiary from such transferee that are promptly, but in no event more than 60 days after receipt, converted by us or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), shall be deemed to be cash for purposes of this provision; and

       (3) upon the consummation of an Asset Sale, we shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

         (a) to prepay any Senior Debt or Guarantor Senior Debt and, in the case of any Senior Debt or Guarantor Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

         (b) to reinvest in Productive Assets; or

         (c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

  On the 366th day after an Asset Sale or such earlier date, if any, as our or such Restricted Subsidiary's Board of Directors determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a),
(3)(b) and (3)(c) of the immediately preceding sentence (each, a "Net Proceeds Offer Trigger

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Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses
(3)(a), (3)(b) and (3)(c) of the immediately preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by us or such Restricted Subsidiary to make an offer to purchase for cash (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by us or any of our Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest, dividends or other earnings received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

  Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $10.0 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by us and our Restricted Subsidiaries aggregates at least $10.0 million, at which time we or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $10.0 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

  Notwithstanding the immediately preceding paragraphs of this covenant, we and our Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

       (1) at least 75% of the consideration for such Asset Sale constitutes Productive Assets; and

       (2) such Asset Sale is for at least fair market value (as determined in good faith by our Board of Directors); provided that any consideration not constituting Productive Assets received by us or any of our Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds and shall be subject to the provisions of the two preceding paragraphs; provided, that at the time of entering into such transaction or immediately after giving effect thereto, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, we may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

  We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

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  Limitation of Guarantees by Restricted Subsidiaries. We will not permit any of our Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any of our Indebtedness (other than: (1) Permitted Indebtedness of our Restricted Subsidiary; (2) Indebtedness under Currency Agreements in reliance on clause (5) of the definition of Permitted Indebtedness; or (3) Interest Swap Obligations incurred in reliance on clause
(4) of the definition of Permitted Indebtedness), unless, in any such case:

       (1) such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary, and

       (2) (a) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Debt, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Debt may be superior to such guarantee of the Notes pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture and (b) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to such guarantee at least to the same extent that the Notes are subordinated to Senior Debt.

  Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

       (1) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph;

       (2) any sale or other disposition (by merger or otherwise) to any Person which is not our Restricted Subsidiary of all of our Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of our other Indebtedness so guaranteed.

       (3) the Legal Defeasance of the Notes as described under "Legal Defeasance and Covenant Defeasance;"

       (4) such Restricted Subsidiary being designated as an Unrestricted Subsidiary in compliance with the provisions of the Indenture.

  Conduct of Business. From and after November 23, 1999, we and our Restricted Subsidiaries will not engage in any businesses which are not the same, similar, related or ancillary to the businesses in which we and our Restricted Subsidiaries are engaged on the Issue Date.

  Reports to Holders. The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, we will furnish the Holders of Notes:

       (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms; and

       (2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

  Whether or not required by the rules and regulations of the Commission, we will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have has agreed that, for a period of two years after the Issue Date, we will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to

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Rule 144A(d)(4) under the Securities Act if at the time of such request we are not subject to Section 13 or 15(d) of the Exchange Act.

  Capital Call Agreement. We shall have received the net cash proceeds from the equity contribution or purchase of our Capital Stock, as the case may be, to the extent required by, and upon the terms of, the Capital Call Agreement as in effect on November 23, 1999.

Events of Default

  The following events are defined in the Indenture as "Events of Default":

       (1) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

       (2) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

       (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after we receive written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

       (4) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or any of our Restricted Subsidiary's Indebtedness (other than a Receivables Entity), or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by us or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $15.0 million or more at any time;

       (5) one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against us or any of our Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

       (6) certain events of bankruptcy affecting us or any of our Significant Subsidiaries.

  If an Event of Default (other than an Event of Default specified in clause
(6) above with respect to us) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to us and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same:

       (1) shall become immediately due and payable; or

       (2) if there are any amounts outstanding under the New Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the New Credit Facility or 5 business days after receipt by us and the Representative under the New Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing.

  If an Event of Default specified in clause (6) above with respect to us occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall

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ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

  The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

       (1) if the rescission would not conflict with any judgment or decree;

       (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

       (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

       (4) if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

       (5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate to the effect that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

  The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

  Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  Under the Indenture, we are required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

  No of our director, officer, employee, incorporator or stockholder shall have any liability for any of our obligations under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

Legal Defeasance and Covenant Defeasance

  We may, at our option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

       (1) our obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;


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       (2) the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; and

       (3) the Legal Defeasance provisions of the Indenture.

  In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance:

       (1) we must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

       (2) in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

         (a) we have received from, or there has been published by, the Internal Revenue Service a ruling; or

         (b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

     in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (3) in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

       (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence);

       (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

       (6) we shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the Holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others;

       (7) we shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

       (8) we shall have delivered to the Trustee an opinion of counsel to the effect that:

         (a) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture; and

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       (b) assuming we have no intervening bankruptcy between the date of deposit and the 91st day following the date of deposit and that no Holder is our insider, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

       (9) certain other customary conditions precedent are satisfied.

  Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and at our expense.

Satisfaction and Discharge

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

       (1) either:

         (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation; or

         (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from us directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

       (2) we have paid all other sums payable under the Indenture by us; and

       (3) we have delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

  From time to time, we and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

       (1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver;

       (2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

       (3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

       (4) make any Notes payable in money other than that stated in the Notes;


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

       (5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

       (6) amend, change or modify in any material respect our obligation to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto; or

       (7) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders.

Governing Law

  The Indenture will provide that it, the Notes and any Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

  The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become our creditor, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes our Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming our Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes our Restricted Subsidiary and, with respect to clause
(2) of the preceding sentence, on the date of consummation of such acquisition of assets.

  "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing. Notwithstanding the foregoing, no Person (other than us or any of our Subsidiary) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be our Affiliate or any of our Subsidiaries solely by reason of such Investment.


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  "Asset Acquisition" means (1) an Investment by us or any of our Restricted
Subsidiary in any other Person pursuant to which such Person shall become our Restricted Subsidiary or a Restricted Subsidiary of any of our Restricted Subsidiary, or shall be merged with or into our company or any of our Restricted Subsidiary, or (2) the acquisition by us or any of our Restricted Subsidiary of the assets of any Person (other than our Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by us or any of our Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than us or our Restricted Subsidiary of: (1) any Capital Stock of any of our Restricted Subsidiary or (2) any of our or our Restricted Subsidiaries' other property or assets other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include:

       (a) any transaction or series of related transactions for which we or our Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

       (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of our assets as permitted under "Merger, Consolidation and Sale of Assets";

       (c) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

       (d) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry;

       (e) the licensing of intellectual property;

       (f) disposals or replacements of obsolete equipment in the ordinary course of business;

       (g) the sale, lease, conveyance, disposition or other transfer by us or any if our Restricted Subsidiary of assets or property in transactions constituting Investments that are not prohibited under the "Limitation on Restricted Payments" covenant;

       (h) sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity (for the purposes of this clause (h), Purchase Money Notes shall be deemed to be cash);

       (i) transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction; and

       (j) leases or subleases to third persons not interfering in any material respect with our business or the business of any of ours Restricted Subsidiaries.

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

  "Borrowing Base" means the sum (determined as of the end of the most recently ended fiscal quarter for which our consolidated financial statements are available) of (1) 60% of our and our Restricted Subsidiaries' Inventory and (2) 80% of our and our Restricted Subsidiaries' Receivables.

  "Capital Call Agreement" means the Capital Call Agreement to be dated as of November 23, 1999 by and among Kelso & Company, L.P., our company and Bankers Trust Company, as agent for the lenders under the New Credit Facility.

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

  "Capital Stock" means:

       (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

       (2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.


  "Cash Equivalents" means:

       (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

       (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's");

       (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

       (4) certificates of deposit or bankers' acceptances (or with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million;

       (5) certificates of deposit or bankers' acceptances or similar instruments maturing within one year from the date of acquisition thereof issued by any foreign bank that is a lender under the New Credit Facility having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

       (6) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

       (7) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through
  (6) above.

  "Change of Control" means the occurrence of one or more of the following events:

       (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any Person or group of related Persons (other than one or more Permitted Holders) for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

       (2) the approval by the holders of our Capital Stock of any plan or proposal for the liquidation or dissolution of our company (whether or not otherwise in compliance with the provisions of the Indenture);

       (3) any Person or Group (other than one or more Permitted Holders) shall become the beneficial owner, directly or indirectly, of shares representing 50% or more of the aggregate ordinary voting power represented by the issued and outstanding our Capital Stock; or

       (4) the first day on which a majority of our Board of Directors are not Continuing Directors.


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

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

       (1) Consolidated Net Income; and

       (2) to the extent Consolidated Net Income has been reduced thereby:

         (a) all income taxes of such Person and its Restricted
    Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

         (b) Consolidated Interest Expense; and

         (c) charges attributable to the exercise of employee options vesting upon the consummation of the Recapitalization; and

         (d) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

       (1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

       (2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including pro forma adjustments for cost savings ("Cost Savings Adjustments") that we reasonably believe in good faith could have been achieved during the Four Quarter Period as a result of such acquisition or disposition (provided that both (i) such cost savings were identified and quantified in an Officers' Certificate delivered to the Trustee at the time of the consummation of the acquisition or disposition and (ii) with respect to each acquisition or disposition completed prior to the 90th day preceding such date of determination, actions were commenced or initiated by us within 90 days of such acquisition or disposition to effect such cost savings identified in such Officers' Certificate and with respect to any other acquisition or disposition, such Officers' Certificate sets forth the specific steps to be taken within the 90 days after such acquisition or disposition to accomplish such cost savings) attributable to the assets which are the subject of the Asset Acquisition or

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  Asset Sale during the Four Quarter Period) occurring during the Four
  Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period;

       (3) with respect to any such Four Quarter Period commencing prior to the Recapitalization, the Recapitalization (including any Cost Savings Adjustments) shall be deemed to have taken place on the first day of such Four Quarter Period; and

       (4) any asset sales or asset acquisitions (including any Consolidated EBITDA (including any Cost Savings Adjustments) attributable to the assets which are the subject of the asset acquisition or asset sale during the Four Quarter Period) that have been made by any Person that has become our Restricted Subsidiary or has been merged with or into our company or any of our Restricted Subsidiary during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date that would have constituted Asset Sales or Asset Acquisitions had such transactions occurred when such Person was our Restricted Subsidiary or subsequent to such Person's merger into our company, as if such asset sale or asset acquisition (including the incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Four Quarter Period;

provided that to the extent that clause (2) or (4) of this sentence requires that pro forma effect be given to an asset sale or asset acquisition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

  Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

       (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

       (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

       (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

       (1) Consolidated Interest Expense (excluding amortization or write-off of debt issuance costs relating to the Recapitalization and the financing therefor or relating to retired or existing Indebtedness and amortization or write-off of customary debt issuance costs relating to future Indebtedness incurred in the ordinary course of business); plus

       (2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.


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  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

       (1) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations for such period determined on a consolidated basis in conformity with GAAP; and

       (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" of ours means, for any period, the aggregate net income (or loss) of our and our Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

       (1) gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP;

       (2) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

       (3) extraordinary, unusual or nonrecurring gains, losses, income or expense, and the related tax effects;

       (4) the net income (or loss) of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes our Restricted Subsidiary or is merged or consolidated with us or any of our Restricted Subsidiary;

       (5) the net income of any of our Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

       (6) the net loss of any Person other than our Restricted Subsidiary;

       (7) the net income of any Person, other than our Restricted Subsidiary, except to the extent of cash dividends or distributions paid to us or to our Restricted Subsidiary by such Person unless, in the case of any of our Restricted Subsidiary who receives such dividends or distributions, such Restricted Subsidiary is subject to clause (5) above;

       (8) non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transition; and

       (9) any fees, expenses or charges related to the Recapitalization or the transactions contemplated by the Recapitalization.

  "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

  "Continuing Directors" means, as of any date of determination, any member of our Board of Directors who:

       (1) was a member of such Board of Directors on November 23, 1999;

       (2) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

       (3) is any designee of a Permitted Holder or was nominated by a Permitted Holder or any designees of a Permitted Holder on the Board of Directors.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any of our Restricted Subsidiary against fluctuations in currency values.

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Debt" means (1) Indebtedness under or in respect of the New Credit Facility and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $30.0 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by us.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

  "Fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by our Board of Directors acting reasonably and in good faith and shall be evidenced by a Board Resolution of our Board of Directors delivered to the Trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "Guarantor" means each of our Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

  "Guarantor Senior Debt" means, with respect to any Guarantor: the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

       (x) all monetary obligations of every nature of such Guarantor under, or with respect to, the New Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

       (y) all Interest Swap Obligations of such Guarantor (and guarantees thereof by such Guarantor); and

       (z) all obligations of such Guarantor (and guarantees thereof by such Guarantor) under Currency Agreements;

in each case whether outstanding on the Issue Date or thereafter incurred.

  Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include:

       (1) any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

       (2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the New Credit Facility;

       (3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

       (4) Indebtedness represented by Disqualified Capital Stock;

       (5) any liability for federal, state, local or other taxes owed or owing by such Guarantor;

       (6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers' certificate of our company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

       (7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to us; and

       (8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

  "Indebtedness" means with respect to any Person, without duplication:

       (1) all Obligations of such Person for borrowed money;

       (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

       (3) all Capitalized Lease Obligations of such Person;

       (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

       (5) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

       (6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

       (7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, but which Obligations are not assumed by such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

       (8) all Obligations under currency agreements and interest swap agreements of such Person; and

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

       (9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

  For purposes hereof, (x) the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (y) any transfer of accounts receivable or other assets which constitute a sale for purposes of GAAP shall not constitute Indebtedness hereunder.

  "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

  "Inventory" means goods held for sale or lease by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

  "Investment" by any Person in any other Person means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, such other Person. "Investment" shall exclude extensions of trade credit by us and our Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of our company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant:

       (1) we shall be deemed to have made an "Investment" equal to the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and the aggregate amount of Investments made subsequent to the Issue Date shall exclude (to the extent the designation as an Unrestricted Subsidiary was included as a Restricted Payment) the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed the amount of the Investment deemed made at the date of designation thereof as an Unrestricted Subsidiary; and

       (2) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by us or any of our Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions (including tax sharing payments) in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If we or any of our Restricted Subsidiary sells or otherwise disposes of any Common Stock of any of our direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, we no longer own, directly or indirectly, more than 50% of the outstanding Common Stock of such Restricted Subsidiary, we shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.


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

  "Issue Date" means the date of original issuance of the Notes.

  "Joint Venture" means a corporation, partnership or other business entity, other than our Subsidiary, engaged or proposed to be engaged in the same or a similar line of business as us in which we own, directly or indirectly, not less than 30% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers and trustees thereof, with the balance of the ownership interests being held by one or more third parties.

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Merger Agreement" means the Agreement and Plan of Merger dated as of May 24, 1999 by and between our company and UC Acquisition Sub, Inc., as amended or supplemented from time to time.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by us or any of our Restricted Subsidiaries from such Asset Sale net of:

       (1) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

       (2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

       (3) repayment of Senior Debt or Guarantor Senior Debt that is required to be repaid in connection with such Asset Sale; and

       (4) any portion of cash proceeds which we determine in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by us or any of our Subsidiaries shall constitute Net Cash Proceeds on such date; provided that, in the case of the sale by us of an asset constituting an Investment made after the Issue Date (other than a Permitted Investment), the "Net Cash Proceeds" in respect of such Asset Sale shall not include the lesser of (x) the cash received with respect to such Asset Sale and (y) the initial amount of such Investment, less, in the case of clause (y), all amounts (up to an amount not to exceed the initial amount of such Investment) received by us with respect to such Investment, whether by dividend, sale, liquidation or repayment, in each case prior to the date of such Asset Sale.

  "New Credit Facility" means the credit agreement dated as of November 23, 1999, between our company, the lenders party thereto in their capacities as lenders thereunder, Deutsche Bank Securities Inc., as lead arranger, Bankers Trust Company, as administrative agent, and Merrill Lynch Capital Corporation, as co-arranger and syndication agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (whether with the original agents and lenders or other agents and lenders or otherwise) and whether provided under the original New Credit Facility or one or more other credit agreements or otherwise) (including increasing the amount of available borrowings thereunder or adding our Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

  "Obligations" means all obligations for (a) principal, premium, interest, penalties, fees, and (b) to the extent liquidated and quantifiable at the time of determination, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Holders" means Kelso & Company, Kelso Investment Associates VI L.P., KEP VI LLC and their respective Affiliates.

  "Permitted Indebtedness" means, without duplication, each of the following:

       (1) Indebtedness under the Notes and the Indenture in an aggregate principal amount not to exceed $155.0 million;

       (2) Indebtedness incurred pursuant to the New Credit Facility (including but not limited to Indebtedness in respect of letters of credit or bankers' acceptances issued or created thereunder) in a maximum principal amount not to exceed in the aggregate the amount equal to $185.0 million plus the amount, if any, by which the Borrowing Base exceeds the Borrowing Base on November 23, 1999 less the amount of all repayments of term loans and permanent commitment reductions in the revolving credit portion of the New Credit Facility with Net Cash Proceeds of Asset Sales applied thereto as required by the "Limitation on Asset Sales" covenant;

       (3) other Indebtedness of ours and our Restricted Subsidiaries outstanding on November 23, 1999 reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

       (4) our Interest Swap Obligations or that of Restricted Subsidiary covering our Indebtedness or any of our Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in our judgment, to protect us and our Restricted Subsidiaries from fluctuations in interest rates on their respective outstanding Indebtedness;

       (5) our Indebtedness or any of our Restricted Subsidiaries under Currency Agreements entered into, in our judgment, to protect us or such Restricted Subsidiary from foreign currency exchange rates;

       (6) intercompany Indebtedness owed by any of our Restricted Subsidiary to us or any of our Restricted Subsidiary or by us to any of our Restricted Subsidiary;

       (7) Acquired Indebtedness of any of our Restricted Subsidiary that is not a Guarantor to the extent we could have incurred such Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio of the "Limitation on Incurrence of Additional Indebtedness" covenant on the date such Indebtedness became Acquired Indebtedness; provided that such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Person becoming our Restricted Subsidiary;

       (8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

       (9) any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness (other than pursuant to clauses
  (2), (4), (5), (6), (8), (10), (11), (12), (13), (14), (15) and (16) of
  this definition), including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith; provided that any such event shall not (1) result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (A) to pay Required Premiums and related fees or (B) otherwise permitted to be incurred under the Indenture) and (2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted

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  Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold; provided that none of our Restricted Subsidiary may refinance any Indebtedness pursuant to this clause (9) other than its own Indebtedness;

       (10) Indebtedness (including Capitalized Lease Obligations) incurred by us to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed $15.0 million at the time of any incurrence thereof (which amount shall be deemed not to include such Indebtedness incurred in whole or in part under the New Credit Facility to the extent permitted under clause (a) above);

       (11) the incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is not recourse to us or any of our Restricted Subsidiary (except for Standard Securitization Undertakings);

       (12) Indebtedness incurred by us or any of our Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

       (13) Indebtedness arising from our or our Restricted Subsidiary's agreements providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or our Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by us and our Restricted Subsidiaries in connection with such disposition;

       (14) obligations in respect of performance and surety bonds and completion guarantees provided by us or any of our Restricted Subsidiary in the ordinary course of business;

       (15) Indebtedness consisting of guarantees (i) by us of Indebtedness and any other obligation or liability permitted to be incurred under the Indenture by our Restricted Subsidiaries, and (ii) subject to the provisions of "Limitation on Guarantees by Restricted Subsidiaries," by our Restricted Subsidiaries of Indebtedness and any other obligation or liability permitted to be incurred by us or our other Restricted Subsidiaries; and

       (16) our or any Restricted Subsidiary's additional Indebtedness in an aggregate principal amount not to exceed $20.0 million at any one time outstanding (which amount may, but need not be incurred in whole or in part under the New Credit Facility).

  "Permitted Investments" means:

       (1) Investments by us or any of our Restricted Subsidiary in any or our Restricted Subsidiary (whether existing on the Issue Date or created thereafter) and Investments in us by any of our Restricted Subsidiary;

       (2) cash and Cash Equivalents;

       (3) Investments existing on November 23, 1999 and Investments made on November 23, 1999 pursuant to the Merger Agreement;

       (4) loans and advances to our and our Restricted Subsidiaries' employees, officers and directors not in excess of $1.0 million at any one time outstanding;

       (5) accounts receivable owing to us any of our Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the customary trade terms;

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       (6) Currency Agreements and Interest Swap Obligations entered into by us or any of our Restricted Subsidiaries for bona fide business reasons and not for speculative purposes, and otherwise in compliance with the Indenture;

       (7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

       (8) guarantees by us or any of our Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by us or any of our Restricted Subsidiaries under the Indenture;

       (9) Investments by us or any of our Restricted Subsidiary in a Person, if as a result of such Investment (a) such Person becomes our Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, our company or our Restricted Subsidiary;

       (10) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not exceeding $15.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus an amount equal to (a) 100% of the aggregate net cash proceeds received by us from any Person (other than our Subsidiary) from the issuance and sale subsequent to the Issue Date of our Qualified Capital Stock (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness) and
  (b) without duplication of any amounts included in clause (10)(a) above, 100% of the aggregate net cash proceeds of any equity contribution received by us from a holder of our Capital Stock, that in the case of amounts described in clause (10)(a) or (10)(b) are applied by us within 180 days after receipt, to make additional Permitted Investments under this clause
  (10) (such additional Permitted Investments being referred to collectively as "Stock Permitted Investments");

       (11) any Investment by us or our Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an equity interest;

       (12) Investments received by us or our Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, (a) such Investment does not exceed 25% of the consideration received for such Asset Sale and (b) such Asset Sale is otherwise effected in compliance with the "Limitation on Asset Sales" covenant;

       (13) Investments by us or our Restricted Subsidiaries in Joint Ventures in an aggregate amount not in excess of $5.0 million; and

       (14) that portion of any Investment where the consideration provided by us is our Capital Stock (other than Disqualified Capital Stock).

  Any net cash proceeds that are used by us or any of our Restricted Subsidiaries to make Stock Permitted Investments pursuant to clause (10) of this definition shall not be included in subclauses (x) and (y) of clause (iii) of the first paragraph of the "Limitation on Restricted Payments" covenant.

  "Permitted Liens" means the following types of Liens:

       (1) Liens securing the Notes and the Guarantees;

       (2) Liens securing Acquired Indebtedness incurred in reliance on clause (7) of the definition of Permitted Indebtedness; provided that such Liens do not extend to or cover any property or assets of our company or of any of our Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became our Restricted Subsidiary Acquired Indebtedness or a Restricted Subsidiary;

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       (3) Liens existing on November 23, 1999, together with any Liens securing Indebtedness incurred in reliance on clause (9) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Issue Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced;

       (4) Liens in favor of us on the property or assets, or any proceeds, income or profit therefrom, of any of our Restricted Subsidiary; and

       (5) other Liens securing Senior Subordinated Indebtedness; provided that the maximum aggregate amount of outstanding obligations secured thereby shall not at any time exceed $5.0 million.

  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or any other entity.

  "Plan" means any of our or our Subsidiary's employee benefit plan, retirement plan, deferred compensation plan, restricted stock plan, health, life, disability or other insurance plan or program, employee stock purchase plan, employee stock ownership plan, pension plan, stock option plan or similar plan or arrangement, or other successor plan thereof, and "Plans" shall have a correlative meaning.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Productive Assets" means assets (including Capital Stock) of a kind used or usable in our and our Restricted Subsidiaries' businesses as, or related to such business, conducted on the date of the relevant Asset Sale.

  "Purchase Money Note" means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from us or any of our Subsidiary in connection with a Qualified Receivables Transaction to a Receivables Entity, which note shall be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

  "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

  "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by us or any of our Subsidiaries pursuant to which we or any of our Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by us or any of our Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of ours or any of our Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

  "Recapitalization" means the transactions contemplated by the Merger Agreement, together with the financings therefor.

  "Receivable" means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit, as determined in accordance with GAAP.

  "Receivables Entity" means our Wholly Owned Subsidiary (or another Person in which we or any of our Subsidiary make an Investment and to which we or any of our Subsidiary transfer accounts receivable and

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

related assets) which engages in no activities other than in connection with the financing of accounts receivable, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by our Board of Directors (as provided below) as a Receivables
Entity:

       (1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

         (i) is guaranteed by us or any of our Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

         (ii) is recourse to or obligates us or any of our Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

         (iii) subjects any of our or our Subsidiaries' property or asset, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

       (2) with which neither we nor any of our Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons that are not our Affiliates, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

       (3) to which neither we nor any of our Subsidiary have any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results other than through the contribution of additional Receivables, related security and collections thereto and proceeds of the foregoing.

  Any such designation by our Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of our Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

  "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to us or our Restricted Subsidiary of any property, whether owned by us or any of our Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by us or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

  "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any of our Indebtedness, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

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

       (1) all of our monetary obligations of every nature under, or with respect to, the New Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

       (2) all of our Interest Swap Obligations (and guarantees thereof by us); and

       (3) all of our obligations (and guarantees thereof by us) under Currency Agreements;

in each case whether outstanding on the Issue Date or thereafter incurred.

  Notwithstanding the foregoing, "Senior Debt" shall not include:

       (1) any of our Indebtedness to our Subsidiary;

       (2) Indebtedness to, or guaranteed on behalf of, any of our or our Subsidiary's shareholder, director, officer or employee (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the New Credit Facility;

       (3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

       (4) Indebtedness represented by Disqualified Capital Stock;

       (5) any liability for federal, state, local or other taxes owed or owing by us;

       (6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers' certificate of our company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

       (7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to us; and

       (8) any Indebtedness which is, by its express terms, subordinated in right of payment to any of our other Indebtedness.

  "Senior Subordinated Indebtedness" means the Notes and any of our other Indebtedness that specifically provides that such Indebtedness is to rank pari passu with the Notes and is not by its express terms subordinate in right of payment to any of our Indebtedness which is not Senior Debt.

  "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by us or any of our Subsidiary which are reasonably customary in an accounts receivable transaction.

  "Subordinated Obligation" means any of our Indebtedness (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

  "Subsidiary", with respect to any Person, means:

       (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

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

       (2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Unrestricted Subsidiary" of any Person means:

       (1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

       (2) any Subsidiary of an Unrestricted Subsidiary.

  The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any of our Capital Stock of, or owns or holds any Lien on any of our property or the property of any of our other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided that:

       (1) we certify to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

       (2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of our assets or any assets of our Restricted Subsidiaries.

  The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

       (1) immediately after giving effect to such designation, we are able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; and

       (2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

  "Wholly Owned Subsidiary" means any of our Restricted Subsidiary all the outstanding voting securities of which (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned, directly or indirectly, by us.

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                         BOOK-ENTRY; DELIVERY AND FORM

  The certificates representing the Notes will be issued in fully registered form without interest coupons. Except as described below, the New Notes initially will be represented by a single, global Note, in definitive, fully registered form without interest coupons (the "Global Note") and will be deposited with the Trustee as custodian for the Depositary Trust Company ("DTC") and registered in the name of a nominee of such depositary.

  DTC has advised us as follows.

  . DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act.

  . DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  . Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amounts of the New Notes represented by such Global Note to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

  So long as DTC or its nominee is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Note for all purposes under the Indenture and the New Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture. Owners of beneficial interests in the Global Note will not
(1) be entitled to have the New Notes represented by such Global Note registered in their names, (2) receive or be entitled to receive physical delivery of certificated Notes in definitive form and (3) be considered to be the owners or holders of any New Notes under the Global Note. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any right of a holder of New Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payments of the principal of, premium, if any, and interest on the New Notes represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof the Global Note. Neither we, the Trustee, nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note, as shown on the records of DTC or its nominee.

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

We also expect that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of Notes in certificated form ("Certificated Notes") for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  Unless and until they are exchanged in whole or in part for certificated New Notes in definitive form, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

  Beneficial owners of New Notes registered in the name of DTC or its nominee will be entitled to be issued, upon request, New Notes in definitive certificated form.

  DTC has advised us that DTC will take any action permitted to be taken by a holder of Notes--including the presentation of Notes for exchange as described below--only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons, or the nominee of any such persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the Global Note, and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Global Note.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

  Holders of the New Notes are not entitled to any registration rights with respect to the New Notes. Unilab Finance and the initial purchasers entered into a registration rights agreement for the benefit of the holders of the Old Notes. As part of the recapitalization, we entered into an assumption agreement, dated as of November 23, 1999, with Unilab Finance whereby we assumed the obligations of Unilab Finance under the registration rights agreement. Pursuant to the registration rights agreement, we agreed, for the benefit of the holders of the Old Notes, at our cost, to us our best efforts:

  . to file with the SEC the exchange offer registration statement with respect to the exchange offer for the New Notes by January 7, 2000;

  . cause the exchange offer registration statement to be declared effective under the Securities Act by May 1, 2000;

  . to keep the exchange offer registration statement effective until the closing of the exchange offer; and

  .  to cause the exchange offer to be consummated by June 5, 2000.

  Upon the exchange offer registration statement being declared effective, we will offer the New Notes in exchange for surrender of the Old Notes. We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date notice of the exchange offer is mailed to the holders of the Old Notes. For each Old Notes tendered to us pursuant to the exchange offer and not withdrawn by the holder of such Old Note, such holder will receive a New Note having a principal amount equal to that of the tendered Old Note. Interest on each New Note will accrue

  . from the later of (1) the last interest payment date on which interest was paid on the Old Note surrendered in exchange therefor, or (2) if the Old Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date; or

  .  if no interest has been paid on such Old Note, from the issue date.

  Under existing interpretations of the SEC contained in several no-action letters to third parties, we believe that the New Notes will be freely transferable by holders thereof (other than our affiliates) after the exchange offer without further registration under the Securities Act, so long as each holder that wishes to exchange its Notes for Exchange Notes represents:

  . that any New Notes to be received by it will be acquired in the ordinary course of its business;

  . that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the New Notes in violation of the Securities Act;

  . that it is not an "affiliate," as defined in Rule 405 promulgated under the Securities Act, of our company;

  . if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of New Notes; and

  . if such holder is a broker-dealer (a "Participating Broker-Dealer"), that will receive New Notes for its own account in exchange for Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such New Notes.

  We agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of New Notes.

  In the event that (1) any change in law or in currently prevailing interpretations of the staff of the SEC do not permit us to effect the exchange offer, or (2) if for any other reason the exchange offer registration statement is not declared effective by May 1, 2000, or (3) the exchange offer is not consummated by June 5, 2000, or (4) in certain circumstances, certain holders of unregistered New Notes so request, or (4) in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws, other than due solely to the status of such holder as our affiliate within the meaning of the Securities Act, then in each case, we will:

  .  promptly deliver to the holders and the trustee written notice thereof;
     and

  . at our sole expense, (1) as promptly as practicable, file a shelf registration statement covering resales of the Notes, and (2) use its best efforts to keep effective the shelf registration statement until the earlier of two years after the issue date or such time as all of the applicable Notes have been sold thereunder.

  We will, in the event that a shelf registration statement is filed, (1) provide to each holder of the Notes copies of the prospectus that is a part of the shelf registration statement, (2) notify each such holder when the shelf registration statement for the Notes has become effective and (3) take certain other actions as are required to permit unrestricted resales of the Notes. A holder of Notes that sells Notes pursuant to the shelf registration statement will be (1) required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (2) required to deliver the prospectus to purchasers, (3) subject to certain of the civil liability provisions under Securities Act in connection with such sales and (4) bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification rights and obligations.

  If we fail to meet the targets listed above, then liquidated damages shall become payable in respect of the Old Notes as follows:

  (1) if (A) neither the exchange offer registration statement nor the shelf registration statement is filed with the SEC by January 7, 2000 or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after either such required filing date, we will required to pay liquidated damages in an amount equal to $0.096 per week per $1,000 principal amount of the Old Notes for the first 90-day period following the registration default so long as the registration default continues, and for each subsequent 90-day period, this amount will increase by an additional $0.096 per week; or

  (2) if (A) neither the exchange offer registration statement nor a shelf registration statement is declared effective by the SEC by May 1, 2000 or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the SEC on or prior to the 90th day following the date such shelf registration statement was filed, then, commencing on the day after either such required effective date, we will be required to pay liquidated damages in an amount equal to $0.096 per week per $1,000 principal amount of the Old Notes for the first 90-day period following the registration default so long as the registration default continues, and for each subsequent 90-day period, this amount will increase by $0.096 per week; or

  (3) if (A) we have not exchanged New Notes for all Old Notes validly tendered in accordance with the terms of the exchange offer by June 5, 2000 or (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time prior to the second anniversary of the issue date of the Old Notes (other than after such time as all Notes have been disposed of thereunder), then we will be required to pay liquidated damages in an amount equal to $0.096 per week per $1,000 principal amount of the Old Notes for the first 90-day period commencing on (x) June 6, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above, such liquidated damages rate increasing by an additional $0.096 per week for each subsequent 90-day period;

provided, however, that the liquidated damages rate on the Old Notes may not accrue under more than one of the foregoing clauses at any one time and at no time shall the aggregate amount of liquidated damages accruing exceed $0.192 per week per $1,000 principal amount; provided, further, however, that:

  . upon the filing of the exchange offer registration statement or a shelf registration statement (in the case of clause (1) above);

  . upon the effectiveness of the exchange offer registration statement or a shelf registration statement (in the case of clause (2) above); or

  . upon the exchange of New Notes for all Old Notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above)

liquidated damages on the Old Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

  Any amounts of liquidated damages due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the Old Notes.

  The summary in this prospectus of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is filed as an exhibit to the registration statement to which this prospectus forms a part.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain United States federal income tax consequences of the exchange of Old Notes for New Notes pursuant to the exchange offer and the ownership and disposition of the New Notes. This summary applies only to a beneficial owner of an Old Note who acquired such Old Note at the initial offering for the original offering price thereof and who acquires a New Note pursuant to the Exchange Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to subsequent purchasers of New Notes and is limited to holders who will hold the New Notes as capital assets. Furthermore, this discussion does not address all aspects of United States federal income taxation that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under United States federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who hold Old Notes or will hold New Notes as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the United States dollar).

  Each holder should consult its tax advisor as to the particular tax consequences to such holder of the exchange of Old Notes for New Notes pursuant to the exchange offer and the ownership and disposition of the New Notes, including the applicability of any federal, state, local or foreign tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

United States Taxation of United States Holders

  As used herein, (A) the term "United States Holder" means a beneficial owner of a Note that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (x) if it validly elects to be treated as a United States person for United States federal income tax purposes or (y) if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust and (B) the term "Non-U.S. Holder" means a beneficial owner of an Old Note or a New Note that is not a United States Holder.

  Exchange Offer

  The exchange of an Old Note for a New Note pursuant to the Exchange Offer will not constitute a "significant modification" of the Old Note for United States federal income tax purposes and, accordingly, the New Note received will be treated as a continuation of the Old Note in the hands of such holder. As a result, there will be no United States federal income tax consequences to a United States Holder who exchanges an Old Note for a New Note pursuant to the Exchange Offer and any such holder will have the same adjusted tax basis and holding period in the New Note as it had in the Old Note immediately before the exchange.

  Payments of Interest

  Stated interest payable on the New Notes generally will be included in the gross income of a United States Holder as ordinary interest income at the time accrued or received, in accordance with such United States Holder's method of accounting for United States federal income tax purposes.

  Original Issue Discount. For United States federal income tax purposes, the New Notes will be issued with original issue discount ("OID") in an amount equal to the difference between the stated redemption price at maturity of the Notes and their issue price. United States Holders must include such OID in gross income as ordinary interest income as it accrues under a method taking into account an economic accrual of the discount. In general, a United States Holder must include OID in income in advance of the receipt of the cash representing that income regardless of the method of accounting generally used by the United States Holder.

  The "issue price" of a New Note generally will be the initial offering price of the Old Notes. The "stated redemption price at maturity" of a New Note generally will be equal to the stated principal amount due at maturity of the Old Notes.

  United States Holders are required to include OID in income as it accrues in accordance with a constant yield method based on semiannual compounding (regardless of a holder's regular method of tax accounting). In general, the amount of OID that is includable in income is determined by allocating to each day in an accrual period the ratable portion of OID allocable to the accrual period. The amount of OID that is allocable to an accrual period is generally an amount equal to the product of the adjusted issue price of a Note at the beginning of such accrual period (the issue price of the Notes determined as described above, generally increased by all prior accruals of OID with respect to the Notes) and the yield to maturity (the discount rate, which when applied to all payments under the Notes results in a present value equal to the issue price) less any qualified stated interest (interest that is unconditionally payable in cash or property at least annually at a single fixed rate) allocable to the accrual period.

  Payments on Registration Default

  Because the Old Notes provide for the payment of liquidated damages under certain circumstances (see "Exchange Offer; Registration Rights"), the Old Notes may be subject to Treasury regulations applicable to debt instruments that provide for one or more contingent payments. We intend to take the position that these regulations do not apply to the Old Notes because (i) the payments of liquidated damages are not payments of interest with respect to the Old Notes, but rather payments in the nature of liquidated damages or (ii) the payment of liquidated damages is a "remote" or "incidental" contingency within the meaning of such regulations. Accordingly, any such liquidated damages, if made, should be taken into account by a United States Holder as ordinary income at the time received or accrued in accordance with the United States Holder's method of accounting. If the regulations were to apply to the liquidated damages, if made, then such payments generally would be taxed as interest income and the Old Notes would be treated as reissued at the time such liquidated damages payments are made at the Notes then adjusted issue price (i.e., generally, the stated principal amount of the Old Notes). In addition, if, at the time of exchange offer, the possibility that we would be required to make future liquidated damages payments were not a remote or incidental contingency, a United States Holder could be required to accrue the projected payments of liquidated damages into income on a constant yield basis, which could result in a holder recognizing income prior to the receipt of the related cash payment. Prospective investors should consult their tax advisors regarding the United States federal income tax consequences of the receipt of liquidated damages payments on the Old Notes.

  Disposition of the New Notes

  Upon the sale, exchange, retirement at maturity or other disposition of a New Note (collectively, a "disposition"), a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such holder (except to the extent such amount is attributable to accrued but unpaid interest and any unamortized OID, which will be treated as ordinary interest income to the extent not previously included in income) and such holder's adjusted tax basis in the New Note. A United States Holder's adjusted tax basis in a New Note will be equal to the cost of the Note to the holder increased by any OID included in income by the holder prior to the date of the disposition of the New Note. Any capital gain or loss recognized by a United States Holder upon a disposition of a New Note will be long-term capital gain or loss if the holding period for the New Note exceeds one year at the time of the disposition. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 20% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

United States Taxation of Non-U.S. Holders

  Payments of Interest

  Subject to the discussion below under "Backup Withholding and Information Reporting", in general, payments of interest (including any accruals of OID) received by a Non-U.S. Holder will not be subject to

United States federal withholding tax, provided that (1)(a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock entitled to vote, (b) the Non-U.S. Holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and (c) the beneficial owner of the New Note, under penalties of perjury, either directly or through a financial institution which holds the Note on behalf of the Non-U.S. Holder and holds customers' securities in the ordinary course of its trade or business, provides us or our agent with the beneficial owner's name and address and certifies, under penalties of perjury, that it is not a United States Holder, (2) the interest received on the Note is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and the Non-U.S. Holder complies with certain reporting requirements; or (3) the Non-U.S. Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States withholding tax and the Non-U.S. Holder complies with certain reporting requirements. Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty). Payments of interest on a Note to a Non-U.S. Holder generally will not be subject to United States federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

  Disposition of the New Notes

  Subject to the discussion below under "Backup Withholding and Information Reporting", a Non-U.S. Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gains realized on the disposition of a New Note, unless (1) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are satisfied. In addition, an exchange of an Old Note for a New Note pursuant to the exchange offer described in "Exchange Offer; Registration Rights" will not constitute a taxable exchange of the Old Note for Non-U.S. Holders. See "United States Taxation of United States Holders--Exchange Offer."

  Effectively Connected Income

  If interest and other payments received by a Non-U.S. Holder with respect to the Notes (including proceeds from the disposition of the New Notes) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder's ownership of the Notes), such Non-U.S. Holder will generally be subject to the rules described above under "United States Taxation of United States Holders" (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the "branch profits tax" if such holder is a corporation.

Backup Withholding and Information Reporting

  Certain non-corporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of the disposition of, the New Notes. In general, backup withholding will be imposed only if the United States Holder (1) fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would be his or her Social Security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to report payments of interest or dividends or (4) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has been notified by the IRS that it is subject to backup withholding tax for failure to report interest or dividend payments. In addition, such payments of principal and interest to United States Holders will generally be subject to information reporting. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

  Backup withholding generally will not apply to payments made to a Non-U.S. Holder of a New Note who provides the certification described under "United States Taxation of Non-U.S. Holders--Payments of Interest" (and the payor does not have actual knowledge that a certificate is false) or otherwise establishes an exemption from backup withholding. Payments by a United States office of a broker of the proceeds of a disposition of the New Notes generally will be subject to backup withholding at a rate of 31% unless the Non-U.S. Holder certifies it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. In addition, if a foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if a foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a New Note to the seller thereof, backup withholding and information reporting will not apply provided that such nominee, custodian, agent or broker is not a "United States related person" (a person which derives more than 50% of its gross income for certain periods from the conduct of a trade or business in the United States or is a controlled foreign corporation). The payment by a foreign office of a broker that is a United States person or a United States related person of the proceeds of the sale of New Notes will not be subject to backup withholding, but will be subject to information reporting unless the broker has documentary evidence in its records that the beneficial owner is not a United States person for purposes of such backup withholding and information reporting requirements and certain conditions are met, or the beneficial owner otherwise establishes an exemption.

  The amount of any backup withholding imposed on a payment to a holder of a New Note will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Recently Issued Treasury Regulations

  Recently finalized treasury regulations govern information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to Non-U.S. Holders after December 31, 2000. The new Treasury regulations generally would not alter the treatment of Non-U.S. Holders described above. The new Treasury regulations would alter the procedures for claiming the benefits of an income tax treaty and may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Note. Prospective investors should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the New Notes.

                              PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. For a period of 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-
dealer for use in connection with any such resale. In addition, until      ,
2000--90 days from the date of this prospectus--all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions
(1) in the over-the-counter market, (2) in negotiated transactions, (3) through the writing of options on the New Notes or (4) a combination of such methods of resale, (a) at market prices prevailing at the time of resale, (b) at prices related to such prevailing market prices or (c) negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer, and any broker or dealer that participates in a distribution of such New Notes, may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the Exchange Offer, including the expenses of one counsel for the holders of the Notes, other than commissions or concessions of any brokers or dealers. We also will indemnify the holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the New Notes offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                              INDEPENDENT AUDITORS

  The financial statements of Unilab Corporation for the years ended December 31, 1996, 1997 and 1998 included or incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The consolidated financial statements of Meris for the years ended December 31, 1996 and 1997 included in this prospectus have been audited by Odenberg, Ullakko, Muranishi & Co., independent auditors, as stated in their report which is included herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Physicians Clinical Laboratory, Inc. for the year ended February 28, 1999 included in this prospectus have been audited by Odenberg, Ullakko, Muranishi & Co., independent auditors, as stated in their report which is included herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Physicians Clinical Laboratory, Inc. for the five months ended February 28, 1998 and the seven months ended September 30, 1997 included in this prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report which is included herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Physicians Clinical Laboratory, Inc. for the year ended February 28, 1997 appearing in this Prospectus and Registration Statement and included in Unilab Corporation's Current Report on Form 8-K/A dated November 10, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern) included and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

  We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public References Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains an Internet "website" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

  The following documents previously filed by us (File No. 0-22758) with the SEC are incorporated in this prospectus by reference:

   (1) Annual Report on Form 10-K/A for the year ended December 31, 1998;

   (2) Proxy Statement, dated April 15, 1998, which was mailed to our stockholders in connection with the Annual Meeting of Stockholders held on May 19, 1998;

   (3) Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999;

   (4)Current Report on Form 8-K dated April 6, 1999;

   (5)Current Report on Form 8-K dated May 11, 1999;

   (6)Current Report on Form 8-K dated May 17, 1999;

   (7)Current Report on Form 8-K dated May 27, 1999;

   (8)Current Report on Form 8-K/A dated July 23, 1999;

   (9)Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999;

  (10)Current Report on Form 8-K, dated August 13, 1999;

  (11)Current Report on Form 8-K/A, dated October 25, 1999;

  (12)Current Report on Form 8-K/A, dated October 26, 1999;

  (13)Current Report on Form 8-K/A, dated November 10, 1999;

  (14)Current Report on Form 8-K, dated November 30, 1999; and

  (15)Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
Unilab Financial Statements:
Balance Sheets as of December 31, 1998 and September 30, 1999
 (unaudited).............................................................   F-1

Statements of Operations for the three and nine month periods ended
 September 30, 1998 and 1999 (unaudited).................................   F-2

Statements of Cash Flows for the nine months ended September 30, 1998 and
 1999 (unaudited)........................................................   F-3

Notes to Financial Statements (unaudited)................................   F-4

Report of Independent Public Accountants.................................   F-9

Statements of Operations for the years ended December 31, 1996, 1997 and
 1998....................................................................  F-10

Balance Sheets as of December 31, 1997 and 1998..........................  F-11

Statements of Shareholders' Equity (Deficit) for the years ended December
 31, 1996, 1997 and 1998.................................................  F-12

Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998....................................................................  F-13

Notes to Financial Statements............................................  F-14

Report of Independent Public Accountants on Schedules....................  F-30

Schedule II--Valuation and Qualifying Accounts...........................  F-31

Meris Financial Statements:
Report of Independent Accountants.........................................  F-32

Consolidated Balance Sheets as of September 30, 1998 (unaudited) and
 December 31, 1996 and 1997...............................................  F-33
Consolidated Statements of Operations for the nine months ended September
 30, 1998 (unaudited) and the years ended December 31, 1996 and 1997......  F-34
Consolidated Statements of Shareholders' Deficit for the nine months ended
 September 30, 1998 (unaudited) and the years ended December 31, 1996 and
 1997.....................................................................  F-35

Consolidated Statements of Cash Flows for the nine months ended September
 30, 1998 (unaudited) and the years ended December 31, 1996 and 1997......  F-36

Notes to Consolidated Financial Statements................................  F-38

Physicians Clinical Laboratory, Inc. (which operated under the name Bio-
 Cypher Laboratories) Financial Statements:
Report of Independent Auditors............................................ F-48

Consolidated Balance Sheets as of February 28, 1998 and 1999.............. F-51

Consolidated Statements of Operations for the year ended February 28,
 1997, the seven months ended September 30, 1997, the five months ended
 February 28, 1998 and the year ended February 28, 1999................... F-52

Consolidated Statements of Stockholders' Deficit for the year ended
 February 28, 1997, the seven months ended September 30, 1997, the five months ended February 28, 1998 and the year ended February 28, 1999...... F-53

Consolidated Statements of Cash Flows for the year ended February 28,
 1997, the seven months ended September 30, 1997, the five months ended
 February 28, 1998 and the year ended February 28, 1999................... F-54

Notes to Consolidated Financial Statements................................ F-55

                               UNILAB CORPORATION

                                 BALANCE SHEETS
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                 (amounts in thousands, except per share data)

                                                     September 30, December 31,
                                                         1999          1998
                                                     ------------- ------------
                                                      (Unaudited)
Assets
  Current assets:
  Cash and cash equivalents.........................   $ 25,753      $ 20,137
  Restricted cash...................................      5,497            --
  Accounts receivable, net..........................     55,830        41,326
  Inventory of supplies.............................      3,970         3,055
  Prepaid expenses and other current assets.........      2,346         1,045
                                                       --------      --------
    Total current assets............................     93,396        65,563
  Property and equipment, net.......................     13,009        11,277
  Deferred tax asset................................     16,558            --
  Goodwill, net.....................................     83,347        56,949
  Other intangible assets, net......................      1,922         2,370
  Other assets......................................      5,168         6,301
                                                       --------      --------
                                                       $213,400      $142,460
                                                       ========      ========
Liabilities and Shareholders' Equity
  Current liabilities:
  Current portion of long-term debt.................   $  1,763      $  1,206
  Accounts payable and accrued liabilities..........     23,236        14,533
  Accrued payroll and benefits......................     10,336         6,892
                                                       --------      --------
    Total current liabilities.......................     35,335        22,631
                                                       --------      --------
  Long-term debt, net of current portion............    160,778       137,170
  Other liabilities.................................      5,251         4,026
  Commitments and contingencies
  Shareholders' equity (deficit):
  Convertible preferred stock, $.01 par value
    Issued and outstanding--364 at September 30 and
     December 31....................................          4             4
  Common stock, $.01 par value
    Issued and outstanding--42,016 at September 30
     and 40,708 at December 31......................        420           407
  Additional paid-in capital........................    231,973       228,395
  Accumulated deficit...............................   (220,361)     (250,173)
                                                       --------      --------
    Total shareholders' equity (deficit)............     12,036       (21,367)
                                                       --------      --------
                                                       $213,400      $142,460
                                                       ========      ========


   The accompanying notes are an integral part of these financial statements

                               UNILAB CORPORATION

                            STATEMENTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                 (amounts in thousands, except per share data)
                                  (Unaudited)


                                          Three Months
                                         Ended September   Nine Months Ended
                                               30,           September 30,
                                         ----------------  ------------------
                                          1999     1998      1999      1998
                                         -------  -------  --------  --------
Revenue................................. $76,210  $53,160  $213,496  $162,046
                                         -------  -------  --------  --------
Direct laboratory and field expenses:
  Salaries, wages and benefits..........  22,940   16,255    63,226    49,645
  Supplies..............................  11,307    7,480    30,653    22,585
  Other operating expenses..............  18,855   13,075    53,254    39,404
                                         -------  -------  --------  --------
                                          53,102   36,810   147,133   111,634
Legal charge............................      --       --       600        --
Amortization and depreciation...........   3,062    1,848     7,189     5,774
Selling, general and administrative
 expenses...............................  10,120    8,132    29,323    24,990
                                         -------  -------  --------  --------
    Total operating expenses............  66,284   46,790   184,245   142,398
                                         -------  -------  --------  --------
Operating income........................   9,926    6,370    29,251    19,648
Third party interest, net...............  (3,978)  (3,308)  (11,244)  (10,068)
                                         -------  -------  --------  --------
Income before income taxes..............   5,948    3,062    18,007     9,580
Tax benefit.............................  11,904       --    11,904        --
                                         -------  -------  --------  --------
Net income.............................. $17,852  $ 3,062  $ 29,911  $  9,580
                                         -------  -------  --------  --------
Preferred stock dividends............... $    33  $    33  $     99  $     99
Net income available to common
 shareholders........................... $17,819  $ 3,029  $ 29,812  $  9,481
Earnings per share:
Basic................................... $  0.42  $  0.07  $   0.72  $   0.22
Diluted................................. $  0.36  $  0.07  $   0.63  $   0.22
                                         =======  =======  ========  ========


   The accompanying notes are an integral part of these financial statements

                               UNILAB CORPORATION

                            STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                             (amounts in thousands)
                                  (Unaudited)

                                                                Nine months
                                                                   ended
                                                               September 30,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
Cash flows from operating activities:
  Net income................................................. $29,911  $ 9,580
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization and depreciation............................   7,189    5,774
    Provision for doubtful accounts..........................  15,376   11,697
    Deferred tax benefit..................................... (11,904)      --
  Net changes in assets and liabilities affecting operations, net of acquisitions:
    Increase in accounts receivable.......................... (21,189) (15,508)
    (Increase) decrease in inventory of supplies.............    (378)      35
    Increase in prepaid expenses and other current assets....  (1,301)    (286)
    (Increase) decrease in other assets......................     697     (147)
    Increase (decrease) in accounts payable and accrued
     liabilities.............................................   4,683     (820)
    Increase in accrued payroll and benefits.................   2,118    1,946
    Other....................................................      99      319
                                                              -------  -------
    Net cash provided by operating activities................  25,301   12,590
                                                              -------  -------
Cash flows from financing activities:
  Payments of third party debt...............................    (835)  (1,303)
  Proceeds from exercise of stock options....................     253       15
  Other......................................................     (99)     (99)
                                                              -------  -------
    Net cash used by financing activities....................    (681)  (1,387)
                                                              -------  -------
Cash flows from investing activities:
  Capital expenditures.......................................  (4,903)  (2,335)
  Payments for acquisitions, net of cash acquired............  (8,604)    (619)
                                                              -------  -------
    Net cash used by investing activities.................... (13,507)  (2,954)
                                                              -------  -------
Net increase in cash, cash equivalents and restricted cash...  11,113    8,249
Cash, cash equivalents and restricted cash--Beginning of
 Period......................................................  20,137   11,652
                                                              -------  -------
Cash, cash equivalents and restricted cash--End of Period.... $31,250  $19,901
                                                              =======  =======


   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


1. Management Opinion

  In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. All such adjustments made were of a normal recurring nature.

  The accompanying interim financial statements and related notes should be read in conjunction with the financial statements of Unilab Corporation ("Unilab" or the "Company") and related notes as contained in the Annual Report on Forms 10-K and 10K/A for the year ended December 31, 1998.

2. Net Income Per Share

  Basic earnings per common share has been computed by dividing the net income less preferred dividends by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was 42.0 million and
40.7 million for the three months ended September 30, 1999 and 1998, respectively and 41.4 million and 40.7 million for the nine months ended September 30, 1999 and 1998, respectively.

  Diluted earnings per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued plus a reduction of interest expense assuming conversion of the convertible debt. For the three and nine month periods ended September 30, 1998, the weighted average number of dilutive stock options were 1.3 million and 1.5 million respectively, which would have had no effect on the basic earnings per share calculation. For the three and nine month periods ended September 30, 1999, the weighted average number of dilutive stock options were
2.7 million and 2.3 million, respectively, and both periods include the incremental shares from the assumed conversion of the $14.0 million subordinated convertible note of 4.7 million, which reduced the earnings per share calculation by $0.06 and $0.09, respectively.

  Without the benefit from the reduction in the valuation allowance previously recorded against the Company's deferred tax assets as discussed in Note 4, basic and diluted earnings per share would have been $0.14 and $0.13 per share, respectively, for the three month period ended September 30, 1999 and $0.43 and $0.39 per share, respectively, for the nine month period ended September 30, 1999.

3. Acquisitions

  On September 16, 1998, the Company and Meris Laboratories, Inc. ("Meris") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of Meris. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California and Unilab took possession of the acquired net assets on November 5, 1998. The purchase price consisted of the issuance of a $14.0 million convertible subordinated note, $2.5 million in cash payable in seventy-two equal monthly installments and the assumption of net assets of $3.5 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of Meris since November 5, 1998.

                               UNILAB CORPORATION

                                  (Unaudited)


  The purchase price was allocated to the net assets acquired based on their fair value at the date of acquisition, as follows:

                                                                  (in thousands)
                                                                  --------------
      Accounts receivable.......................................     $ 3,251
      Inventory of supplies.....................................         138
      Property and equipment....................................         175
      Goodwill..................................................      14,889
      Other intangible assets-non-compete agreements............         235
      Other assets..............................................          46
                                                                     -------
      Assets acquired...........................................      18,734
                                                                     =======
      Issuance of convertible subordinated notes................      14,000
      Accrued employee benefits.................................         306
      Assumed accounts payable..................................       2,520
      Liabilities associated with integration period............       1,400
      Acquisition fees, primarily legal costs...................         508
                                                                     -------
      Liabilities assumed or incurred...........................     $18,734
                                                                     =======

  As noted in the table above and in connection with the integration of the acquired Meris operations with those of Unilab, the Company recorded liabilities of $1.4 million, primarily related to severance (for the reduction in headcount of approximately 230 employees) and other employee related liabilities. At September 30, 1999, all significant liabilities have been paid in connection with the integration.

  On April 5, 1999, the Company and Physicians Clinical Laboratory, Inc. (doing business as Bio-Cypher Laboratories) ("BCL") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of BCL. The acquisition was completed on May 10, 1999. The purchase price consisted of a $25.0 million subordinated promissory note, the issuance of 1.0 million shares of Unilab common stock and approximately $8.6 million of cash. In addition, Unilab acquired $9.6 million of tangible assets, the majority of which are trade accounts receivable, and assumed liabilities of approximately $4.3 million. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of BCL since May 10, 1999.

                               UNILAB CORPORATION

                                  (Unaudited)

  The purchase price was allocated to the assets acquired based on their fair value at the date of acquisition as follows:

                                                                  (in thousands)
                                                                  --------------
      Accounts receivable........................................    $ 8,691
      Inventory of supplies......................................        537
      Property and equipment.....................................        358
      Goodwill...................................................     33,839
                                                                     -------
        Assets acquired..........................................     43,425
                                                                     =======
      Issuance of note...........................................     25,000
      Accrued payroll and benefits...............................      1,987
      Assumed accounts payable...................................      2,275
      Liabilities associated with integration period.............      1,957
      Acquisition fees, primarily legal costs....................        350
      Cash payment...............................................      8,606
      Common stock issued........................................      3,250
                                                                     -------
        Purchase Price/Liabilities assumed or incurred...........    $43,425
                                                                     =======

  As noted in the table above and in connection with the integration of the acquired BCL operations with those of Unilab, the Company recorded liabilities of $2.0 million, primarily related to severance (for the reduction in headcount of over 500 employees), relocation and moving expenses and other employee related liabilities. At September 30, 1999, approximately $1.2 million of liabilities, expected to be paid primarily in the next six months were outstanding.

  Based upon the final review and valuation of certain assets acquired in the Meris and BCL acquisitions, the Company has changed its estimate of goodwill amortization arising from these acquisitions to a 10-year period effective July 1, 1999. The effect of the change was to increase amortization expense by $0.6 million and decrease net income by $0.6 million or $0.01 per diluted common share for the three month period ended September 30, 1999 and $0.02 per diluted common share for the nine month period ended September 30, 1999.

4. Income Taxes

  The Company did not recognize an income tax provision for the three and nine month periods ended September 30, 1999 and 1998. During these periods the Company reduced the valuation allowance against its deferred tax assets, which offset any potential income tax provision.

  The Company establishes a valuation allowance in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The Company continually reviews the adequacy of the valuation allowance and recognizes the benefits from its deferred tax assets only when an analysis of both positive and negative factors indicate that it is more likely than not that the benefits will be realized. The Company has approximately $29.6 million of deferred tax assets at September 30, 1999. Based on the Company's improved operating performance in 1998 and 1999, having fully integrated the Meris acquisition and being substantially complete with the BCL integration, the Company believes it will have sufficient future taxable income to reduce its valuation allowance by approximately $16.6 million at September 30, 1999. The Company's estimate of future taxable income considers the completion of the merger agreement, and the Company's more highly leveraged position, as discussed in Note 7.

                               UNILAB CORPORATION

                                  (Unaudited)


  Approximately $4.7 million of the tax asset recorded at September 30, 1999 reduced the amount of goodwill from certain acquisitions and the remaining amount of the benefit was recognized as an income tax benefit in the statements of operations for the three and nine month periods ended September 30, 1999. If the Company does not further reduce its valuation allowance in the future, the Company expects to have an effective tax rate of approximately 42% on a going forward basis.

5. Legal Matters

  The Company is currently in settlement negotiations with a group of insurance companies regarding claims by the insurance companies that the Company over-billed them in the early to mid-1990s in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government. While no formal settlement agreement with the insurance companies has been executed, the Company believes that it is likely that it will do so for a settlement amount of approximately $600,000, and such amount has been reflected as a charge in the statement of operations for the second quarter of 1999.

  In May of 1999, Unilab learned of a new federal investigation under the False Claims Act relating to Unilab's billing practices for the following four test procedures: (1) apolipoprotein in conjunction with coronary risk panel assignments; (2) microscopic evaluation in conjunction with urinalysis; (3) performance of T7 index in conjunction with T3 and T4 tests; and (4) fragmenting billing of unlisted panel codes. Unilab is in the process of gathering and voluntarily submitting documentation regarding these tests to the Department of Justice. The Company accrues for potential liabilities in matters such as this as they become known and can be reasonably estimated. In the Company's opinion, this investigation is not reasonably likely to have a material adverse effect on the Company's results of operations or financial position. However, no assurance can be given as to the ultimate outcome with respect to such investigation. The resolution of such investigation could be material to the Company's operating results for any particular period, depending upon the level of income for such period.

6. Supplemental Disclosure of Cash Flow Information

                                                           Nine months ended
                                                              September 30,
                                                         -----------------------
                                                            1999        1998
                                                         ----------- -----------
                                                         (amounts in thousands)
      Cash paid during the period for:
      Interest, net....................................  $     6,954 $    6,821
      Income taxes.....................................          421          2

     In connection with business acquisitions, liabilities were assumed as follows:

                                                           Nine months ended
                                                             September 30,
                                                         -----------------------
                                                            1999        1998
                                                         ----------- -----------
                                                         (amounts in thousands)
      Fair value of asset acquired.....................  $    43,425        --
      Cash paid........................................        8,606        --
      Value of common stock issued.....................        3,250        --
                                                         ----------- ----------
      Liabilities assumed..............................  $    31,569        --
                                                         =========== ==========

                               UNILAB CORPORATION

                                  (Unaudited)


7. Pending Transaction

  On May 25, 1999, the Company signed a definitive agreement to merge with UC Acquisition Sub, Inc., a corporation formed by Kelso & Company ("Kelso"). Kelso is a private investment firm based in New York. The transaction is valued at approximately $437 million, including indebtedness of approximately $145 million which will be refinanced. Unilab will continue to operate as an independent company under its current name.

  Pursuant to a merger agreement, all but approximately 1.8 million shares of common stock of the Company (approximately 7% of the Company's post-merger shares outstanding) will be converted into the right to receive $5.85 per common share in cash, with the Company's current stockholders retaining those
1.8 million shares. Unilab currently has 42.0 million shares of common stock outstanding, excluding outstanding options and convertible securities. Following the merger, Kelso and its affiliates are expected to own approximately 93% of the Company's outstanding shares. Kelso and its affiliates will invest approximately $139 million of equity in the transaction. The transaction is structured to be accounted for as a recapitalization for accounting purposes.

  As part of the Company's refinancing of its existing indebtedness and obtaining additional financing to pay the merger consideration, the Company sold $155 million of 10-year notes (the "Senior Notes") in a private placement in the Rule 144A market. Interest on the Senior Notes is 12.75% and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity. The Senior Notes were issued at a discounted rate of 97.268% per note. The aggregate discount on the Senior Notes approximated $4.2 million and will be charged to operations as additional interest expense over the life of the Senior Notes using the interest method starting at the completion of the merger agreement. In order to complete the Senior Notes offering, the Company was required to place in escrow $5.6 million, which represents interest expense on the Senior Notes from September 28, 1999 through January 20, 2000 (the mandatory redemption date of the Senior Notes if the merger agreement is not finalized by January 20, 2000), offset by the expected interest income earned on the escrow deposit. In addition, the Company was required to place in escrow a breakage premium of 1% of the net proceeds from the Senior Notes offering in the event the merger agreement is not finalized. Net interest of approximately $103,000 was earned on the Senior Notes from September 28 through September 30 and the remaining escrow balance of approximately $5.5 million has been shown as restricted cash on the Company's balance sheet at September 30, 1999.

  The Company mailed a Proxy Statement to shareholders on October 26, 1999 asking shareholders to approve the merger agreement at a special meeting of shareholders scheduled for November 23, 1999. The merger is subject to approval by the Company's shareholders and other customary conditions.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Unilab Corporation

  We have audited the accompanying balance sheets of Unilab Corporation (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Los Angeles, California
February 12, 1999

                               UNILAB CORPORATION

                            STATEMENTS OF OPERATIONS

                                    For the years ended December 31,
                             -------------------------------------------------
                                  1998             1997             1996
                             ---------------  ---------------  ---------------
                              (amounts in thousands, except per share data)
Revenue....................  $       217,370  $       214,001  $       205,217
                             ---------------  ---------------  ---------------
Direct Laboratory and Field
 Expenses:
  Salaries, wages and
   benefits................           67,742           69,094           70,869
  Supplies.................           30,671           29,858           28,631
  Other operating
   expenses................           53,594           56,990           54,672
                             ---------------  ---------------  ---------------
                                     152,007          155,942          154,172
Legal and acquisition
 related charges...........              --               --             4,940
Restructuring charges......              --               --            65,655
Amortization and
 depreciation..............            7,592            8,885           11,491
Selling, general and
 administrative expenses...           33,530           34,570           41,801
                             ---------------  ---------------  ---------------
    Total Operating
     Expenses..............          193,129          199,397          278,059
                             ---------------  ---------------  ---------------
Operating Income (Loss)....           24,241           14,604          (72,842)
Other Income (Expenses):
  Third party interest,
   net.....................          (13,538)         (14,068)         (13,401)
  Related party interest,
   net.....................              --               --             1,279
  Loss on sale of
   promissory note.........              --               --            (4,529)
                             ---------------  ---------------  ---------------
    Total Other Income
     (Expenses)............          (13,538)         (14,068)         (16,651)
                             ---------------  ---------------  ---------------
Income (Loss) Before Income
 Taxes and Extraordinary
 Item......................           10,703              536          (89,493)
Tax Provision..............              --               --               --
                             ---------------  ---------------  ---------------
Income (Loss) Before
 Extraordinary Item........           10,703              536          (89,493)
Extraordinary Item--loss on
 early extinguishment of
 debt......................              --               --             3,451
                             ---------------  ---------------  ---------------
Net Income (Loss)..........  $        10,703  $           536  $       (92,944)
                             ---------------  ---------------  ---------------
Preferred Stock Dividends..              131              138              144
Net Income (Loss) Available
 to Common Shareholders....  $        10,572  $           398  $       (93,088)
                             ===============  ===============  ===============
Basic Earnings Per Share:
Income (Loss) Before
 Extraordinary Item........  $          0.26  $          0.01  $         (2.43)
Extraordinary Item.........              --               --             (0.10)
Net Income (Loss)..........  $          0.26  $          0.01  $         (2.53)
                             ===============  ===============  ===============
Diluted Earnings Per Share:
Income (Loss) Before
 Extraordinary Item........  $          0.25  $          0.01  $         (2.43)
Extraordinary Item.........              --               --             (0.10)
Net Income (Loss)..........  $          0.25  $          0.01  $         (2.53)
                             ===============  ===============  ===============

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                                 BALANCE SHEETS

                                                              December 31,
                                                           -------------------
                                                             1998       1997
Assets                                                     ---------  --------
                                                              (amounts in
                                                           thousands, except
                                                            per share data)
Current Assets:
Cash and cash equivalents................................  $  20,137  $ 11,652
Accounts receivable, net of allowance for doubtful
 accounts
 of $10,813 and $9,819 in 1998 and 1997, respectively....     41,326    36,583
Inventory of supplies....................................      3,055     2,811
Prepaid expenses and other current assets................      1,045     1,295
                                                           ---------  --------
  Total Current Assets...................................     65,563    52,341
                                                           ---------  --------
Property and Equipment, net..............................     11,277    13,160
Goodwill, net of accumulated amortization of $7,754
 and $6,368 in 1998 and 1997, respectively...............     56,949    43,699
Other Intangible Assets, net.............................      2,370     2,731
Other Assets.............................................      6,301     6,769
                                                           ---------  --------
                                                           $ 142,460  $118,700
                                                           =========  ========
Liabilities and Shareholders' Equity
Current Liabilities:
Current portion of long-term debt........................  $   1,206  $  1,811
Accounts payable and accrued liabilities.................     14,533    15,678
Accrued payroll and benefits.............................      6,892     6,302
                                                           ---------  --------
  Total Current Liabilities..............................     22,631    23,791
                                                           ---------  --------
Long-Term Debt, net of current portion...................    137,170   124,285
Other Liabilities........................................      4,026     2,907
Commitments and Contingencies
Shareholders' Equity (Deficit):
Convertible preferred stock, $.01 par value; Authorized--
 20,000 shares;
 Issued and Outstanding--364 at December 31, 1998 and
 1997
 Liquidation preference--$2,093..........................          4         4
Common stock, $.01 par value; Voting--Authorized--100,000
 shares;
 Issued and Outstanding--40,708 and 40,578 at December
 31, 1998 and 1997, respectively.........................        407       406
Additional paid-in capital...............................    228,395   228,052
Accumulated deficit......................................   (250,173) (260,745)
                                                           ---------  --------
  Total Shareholders' Equity (Deficit)...................    (21,367)  (32,283)
                                                           ---------  --------
                                                           $ 142,460  $118,700
                                                           =========  ========

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
              For the years ended December 31, 1998, 1997 and 1996

                             Voting       Non-Voting      Convertible                                    Total
                          Common Stock   Common Stock   Preferred Stock      Additional              Shareholders'
                          -------------- -------------- ------------------    Paid-In   Accumulated     Equity
                          Shares  Amount Shares  Amount Shares     Amount     Capital     Deficit      (Deficit)
                          ------  ------ ------  ------ -------    -------   ---------- -----------  -------------
                                           (amounts in thousands, except per share data)
Balances, December 31,
 1995...................  35,052   $351   1,050   $ 10       400    $     4   $224,020  $(168,055)     $ 56,330
Issuance of shares in
 connection with a prior
 acquisition............     413      4     --     --        --         --         996         --         1,000
Restricted shares issued
 to employees...........     100      1     --     --        --         --         350         --           351
Issuance of shares for
 Company's 401(k) plan
 matching
 contributions..........     434      4     --     --        --         --         544         --           548
Issuance of shares to
 certain executives in
 lieu of monthly cash
 compensation...........     164      2     --     --        --         --         108         --           110
Issuance of shares to a
 consultant for services
 rendered...............      50      1     --     --        --         --          43         --            44
Issuance of shares to
 certain Board Directors
 for services rendered..      22     --     --     --        --         --          17         --            17
Conversion of non-voting
 common stock to voting
 common stock...........   1,050     10  (1,050)   (10)      --         --         --          --           --
Issuance of preferred
 stock dividend--$0.36
 per share..............     --     --      --     --        --         --         --         (144)        (144)
Net loss................     --     --      --     --        --         --         --      (92,944)     (92,944)
                          ------   ----  ------   ----   -------    -------   --------  ----------     --------
Balances, December 31,
 1996...................  37,285   $373     --    $--        400    $     4   $226,078  $ (261,143)    $(34,688)
Restricted shares issued
 to employees...........      15    --      --     --        --         --         237         --           237
Restricted shares
 forfeited by
 employees..............     (20)   --      --     --        --         --         (45)        --           (45)
Issuance of shares for
 Company's 401(k) plan
 matching
 contributions..........      29    --      --     --        --         --          49         --            49
Issuance of shares to
 certain Board Directors
 for services rendered..      84      1     --     --        --         --          63         --            64
Conversion of preferred
 stock to common stock..      36    --      --     --        (36)       --         --          --           --
Issuance of shares at
 $0.625 upon exercise of
 stock options..........      75      1     --     --        --         --          46         --            47
Issuance of shares to
 the Company's former
 CEO in connection with
 CEO's resignation......     500      5     --     --        --         --         214         --           219
Shares sold to the
 Company's former CEO
 pursuant to transition
 agreements in
 connection with CEO's
 resignation............     533      5     --     --        --         --         295         --           300
Shares sold to Company's
 current CEO pursuant to
 an employment
 agreement..............   1,143     12     --     --        --         --         488         --           500
Issuance of shares to
 Company's current CEO
 as bonus pursuant to an
 employment agreement...     229      2     --     --        --         --          98         --           100
Shares sold to a Board
 Director pursuant to
 the 1997 Directors'
 Stock Purchase Plan....     500      5     --     --        --         --         276         --           281
Issuance of shares to
 employees as special
 year-end bonus.........     169      2     --     --        --         --         253         --           255
Issuance of preferred
 stock dividend--$0.36
 per share..............     --     --      --     --        --         --         --         (138)        (138)
Net income..............     --     --      --     --        --         --         --          536          536
                          ------   ----  ------   ----   -------    -------   --------  ----------     --------
Balances, December 31,
 1997...................  40,578   $406     --    $--        364    $     4   $228,052  $ (260,745)    $(32,283)
Issuance of shares to
 certain Board Directors
 for services rendered..      72      1     --     --        --         --         159         --           160
Issuance of shares at
 $0.63--$2.19 upon
 exercise of options....      19    --      --     --        --         --          15         --            15
Issuance of shares for
 Company's 401(k) plan
 matching
 contributions..........      14    --      --     --        --         --          25         --            25
Restricted shares issued
 to employees...........      17    --      --     --        --         --         132         --           132
Issuance of shares to
 part-time employees as
 special bonus..........       8    --      --     --        --         --          12         --            12
Issuance of preferred
 stock dividend--$0.36
 per share..............     --     --      --     --        --         --         --         (131)        (131)
Net income..............     --     --      --     --        --         --         --       10,703       10,703
                          ------   ----  ------   ----   -------    -------   --------  ----------     --------
Balances, December 31,
 1998...................  40,708   $407     --    $--        364    $     4   $228,395  $ (250,173)    $(21,367)
                            ------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                     For the years ended
                                                        December 31,
                                                 -----------------------------
                                                   1998      1997      1996
                                                 --------  --------  ---------
                                                       (in thousands)
Cash Flows From Operating Activities:
Net income (loss)..............................  $ 10,703  $    536  $ (92,944)
Adjustments to reconcile net income (loss) to
 net cash provided (used) by operating
 activities:
  Amortization and depreciation................     7,592     8,885     11,491
  Provision for doubtful accounts..............    15,662    15,663     14,180
  Loss on sale of promissory note..............        --        --      4,529
  Write-off of goodwill and customer lists.....        --        --     61,645
  Extraordinary item--loss on early
   extinguishment of debt......................        --        --      3,451
Net changes in assets and liabilities affecting
 operations, net of acquisitions:
  Increase in Accounts receivable..............   (17,154)  (14,967)   (11,125)
  Increase in Inventory of supplies............      (106)     (207)      (243)
  Decrease in Prepaid expenses and other
   current assets..............................       250       407        117
  (Increase) decrease in Other assets..........      (112)   (1,107)       229
  Increase (decrease) in Accounts payable and
   accrued liabilities.........................    (4,047)   (7,221)     1,112
  Increase in Accrued payroll and benefits.....       800       816      1,504
  Other........................................       408       910        926
                                                 --------  --------  ---------
Net cash provided (used) by operating
 activities....................................    13,996     3,715     (5,128)
                                                 --------  --------  ---------
Cash Flows From Financing Activities:
Borrowings under third party debt..............        --        --    123,490
Payments of third party debt...................    (1,720)   (1,776)  (104,772)
Financing costs under the Senior Notes and
 Receivables Financing.........................        --        --     (4,932)
Proceeds from the sale of stock................        --       581         --
Proceeds from exercise of options..............        15        47         --
Other..........................................      (131)     (236)        --
                                                 --------  --------  ---------
Net cash provided (used) by financing
 activities....................................    (1,836)   (1,384)    13,786
                                                 --------  --------  ---------
Cash Flows From Investing Activities:
Capital expenditures...........................    (3,005)   (1,935)    (3,948)
Payments for acquisitions, net of cash
 acquired......................................      (670)   (1,824)    (2,700)
Net cash proceeds from sale of equity
 investment and promissory note................        --        --     11,000
                                                 --------  --------  ---------
Net cash provided (used) by investing
 activities....................................    (3,675)   (3,759)     4,352
                                                 --------  --------  ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents...................................     8,485    (1,428)    13,010
Cash and Cash Equivalents--Beginning of Year...    11,652    13,080         70
                                                 --------  --------  ---------
Cash and Cash Equivalents--End of Year.........  $ 20,137  $ 11,652  $  13,080
                                                 ========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. Description of the Company and Significant Accounting Policies

  a. Description of the Company

  Unilab Corporation ("Unilab" or the "Company") provides clinical laboratory testing services to physicians, managed-care organizations, hospitals and other health care providers primarily in the State of California.

  b. Inventory of Supplies

  Inventories, which consist principally of purchased clinical laboratory supplies, are valued at the lower of cost (first-in, first-out) or market.

  c. Revenue Recognition

  Revenue is recognized at the time the service is provided. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established billing rates.

  In addition, certain laboratory services are provided pursuant to managed care contracts which provide for the payment of capitated fees (a fixed monthly fee per individual enrolled with a managed care plan for some or all laboratory tests performed during the month) rather than individual fees for tests actually performed. Revenue under capitated arrangements is recognized monthly when billed or when due under the terms of the related contracts.

  d. Use of Estimates

  The preparation of the financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regards to these financial statements relate to accounts receivable and insurance reserves.

  The Company's net accounts receivable balance is determined after deductions for contractual adjustments, which are estimated based on established billing rates made with third party payors, and an allowance for doubtful accounts, which primarily is based on the aging of the accounts and historical collection experience. In addition, the Company accrues for both asserted and unasserted claims arising from workers' compensation (1994 and 1995 only) and automobile liability losses (1994 through 1997 only). The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims experience.

  e. Fair Value of Financial Instruments and Concentration of Credit Risk

  The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's $120.0 million of senior notes approximates $125.4 million based on quotes from brokers. The Company believes that its non-bank indebtedness approximates fair value based on current yields for debt instruments of similar quality and terms.

  Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's client base. However, the Company provides services to certain patients covered by various third-party payors, including the Federal and California Medicare/Medicaid programs. Revenue, net of contractual allowances, from direct billings under Federal and California Medicare/Medicaid programs during each of the years ended December 31, 1998, 1997 and 1996 approximated 25-30% of revenue.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  f. Property and Equipment

  Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 28 years, laboratory and computer equipment are generally depreciated over 7 and 3 years, respectively, and furniture and fixtures are depreciated over 5 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the related lease. Major repairs which extend the life or add value to equipment are capitalized and depreciated over their remaining useful life.

  g. Goodwill

  Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired and is amortized using the straight-line method. Goodwill is amortized over 40 years for acquisitions completed prior to January 1, 1995 and over 20 years for acquisitions after that date. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill might warrant revision or that the remaining balance of goodwill and other long-lived assets may not be recoverable. When factors indicate that goodwill and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of goodwill to determine if impairment has incurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. The Company uses discounted future expected net cash flows to determine the amount of impairment loss.

  h. Other Intangible Assets

  Customer lists and covenants not to compete are recorded at cost and are amortized utilizing the straight-line method over the estimated lives of the assets, generally 10 years for customer lists and 3-5 years for covenants not to compete. The cost of other intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

  i. Income Taxes

  The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis for financial reporting purposes and the basis for tax purposes, in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes".

  j. Earnings Per Common Share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings Per Share", which requires the disclosure of a basic and diluted earnings per share. The implementation of FAS 128 had no impact on the calculation of earnings per share previously reported for the year ended December 31, 1996.

  Basic earnings per common share has been computed by dividing the net income
(loss) less preferred dividends by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was 40.7 million,
39.9 million and 36.8 million for the years ended December 31, 1998, 1997, and 1996, respectively.

  Diluted earnings per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued plus a reduction of interest expense assuming conversion of the convertible debt. No dilutive securities existed in 1996. In 1997, the weighted average number of dilutive stock options were 0.6 million, which had no effect on the basic earnings per share calculation. In 1998, the weighted average number of dilutive stock options were 1.4 million and the incremental shares from the assumed conversion of the $14.0 million subordinated convertible note were 0.7

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
million, which reduced the earnings per share calculation by $0.01. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

  Options to purchase 2.1 and 2.9 million shares of common stock at prices ranging from $2.63 to $6.88 and $1.19 to $6.88 were outstanding at December 31, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price for the year of the Company's common shares.

  k. Cash and Cash Equivalents

  For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. Property and Equipment, Net and Other Intangible Assets

  Property and equipment, net consists of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
                                                                (in thousands)
   Buildings................................................... $ 3,166 $ 3,166
   Leasehold improvements......................................   5,564   5,236
   Laboratory and other equipment..............................  30,053  29,700
   Furniture and fixtures......................................   3,459   3,391
                                                                ------- -------
                                                                 42,242  41,493
   Less accumulated depreciation and amortization..............  30,965  28,333
                                                                ------- -------
                                                                $11,277 $13,160
                                                                ======= =======

  Depreciation expense was approximately $5.0 million in 1998, $6.0 million in 1997 and $5.0 million in 1996.

  Other intangible assets consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
   Customer lists................................................ $7,675 $7,675
   Covenants not to compete......................................    235    300
                                                                  ------ ------
                                                                   7,910  7,975
   Less accumulated amortization.................................  5,540  5,244
                                                                  ------ ------
                                                                  $2,370 $2,731
                                                                  ====== ======

  Amortization expense for goodwill, other intangible assets and certain other deferred costs was approximately $2.6 million in 1998, $2.9 million in 1997 and $6.5 million in 1996.

3. Acquisitions

  On September 16, 1998, the Company and Meris Laboratories, Inc. ("Meris") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of Meris. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California and Unilab took possession of the acquired net assets on November 5, 1998. The purchase price consisted of the issuance of a

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
$14.0 million convertible subordinated note, $2.5 million in cash payable in seventy-two equal monthly installments and the assumption of net assets of $3.5 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of Meris since November 5, 1998.

  The purchase price was allocated to the net assets acquired based on their fair value at the date of acquisition, as follows:

                                                                  (in thousands)
                                                                  --------------
      Accounts receivable........................................    $ 3,251
      Inventory of supplies......................................        138
      Property and equipment.....................................        175
      Goodwill...................................................     14,889
      Other intangible assets-non-compete agreements.............        235
      Other assets...............................................         46
                                                                     -------
       Assets Acquired...........................................     18,734
                                                                     =======
      Issuance of convertible subordinated notes.................     14,000
      Accrued employee benefits..................................        306
      Assumed accounts payable...................................      2,520
      Liabilities associated with integration period.............      1,400
      Acquisition fees, primarily legal costs....................        508
                                                                     -------
       Liabilities assumed or incurred...........................    $18,734
                                                                     =======

  As noted in the table above and in connection with the integration of the acquired Meris operations with those of Unilab, the Company recorded liabilities of $1.4 million, primarily related to severance (for the reduction in headcount of approximately 230 employees) and other employee related liabilities. At December 31, 1998, approximately $1.3 million of liabilities, expected to be paid in the first six months of 1999, were outstanding.

  The following unaudited pro forma results of operations for the years ended December 31, 1998 and 1997 (in thousands except per share data) have been prepared as if the acquisition of Meris occurred on January 1, 1997:

                                                                 Years Ended
                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
                                                                 (Unaudited)
   Revenue................................................... $239,649 $243,904
   Net Income................................................   16,371    5,859
   Net income available to common shareholders...............   16,263    5,721
   Earnings per share:
     Basic...................................................     0.40     0.14
     Diluted.................................................     0.37     0.14

  The historical financial results of Unilab for 1998 and 1997 have been adjusted primarily for the historical results of Meris, an increase in interest expense due to the additional debt incurred to purchase Meris, an increase in amortization of goodwill and cost savings from the integration of the Meris operations into Unilab.

  The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

4. Restructuring Charges

  During the fourth quarter of 1996, the Company recorded charges of $65.7 million, consisting of the write-off of goodwill and customer lists of $61.7 million, and a reserve for managerial restructuring expenses, consisting primarily of severance related expenses, of $4.0 million. The write-off of goodwill and customer lists principally related to two of the Company's laboratory operations, which had seen decreasing operating results and cash flows throughout 1996.

  The $4.0 million managerial restructuring expenses related primarily to a reduction in headcount of approximately 25 employees, including the resignation of the Company's then Chairman, President and Chief Executive Officer in January 1997. Most affected employees were terminated in late December through mid January. At December 31, 1998, approximately $0.5 million of liabilities were outstanding and such amount is expected to be paid in 1999.

5. Legal and Acquisition Related Charges

  During the third quarter of 1996, the Company recorded charges of $4.9 million, primarily related to settlements reached with the United States ("U.S.") Government, and certain other entities in connection with the Company's sales, marketing and billing practices. The Company agreed to pay the U.S. Government approximately $4.0 million to conclude an investigation of certain of Unilab's billings to Medicare and certain other governmental entities for hematology indices being billed in conjunction with complete blood counts. The Company has remaining payments to the U.S. Government of $500,000 due March 1, 1999 and approximately $324,000 due on September 1, 1999. All deferred payments to the U.S. Government bear interest at approximately 5.2 percent. In addition, Unilab paid the California MediCal program approximately $160,000 in October 1996 to settle all their claims concerning the same issue.

6. Income Taxes

  For the years ended December 31, 1998, 1997 and 1996, income (loss) before income taxes consisted of domestic earnings (losses) and no provision for Federal or State income taxes was recorded.

  A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                        Years Ended December
                                                                31,
                                                       ------------------------
                                                        1998    1997     1996
                                                       -------  -----  --------
                                                           (in thousands)
   Computed income taxes at U.S. statutory rate......  $ 3,746  $ 188  $(31,601)
   Amortization and write-off of goodwill and
    intangible assets disallowed for income tax
    purposes.........................................      420    420     1,140
   Capital and operating losses with no tax benefit..      --     --     30,461
   Change in valuation allowance.....................   (4,166)   --        --
   Other.............................................      --    (608)      --
                                                       -------  -----  --------
                                                       $   --   $ --   $    --
                                                       =======  =====  ========

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  Temporary differences and carryforwards, excluding the capital loss carryforward discussed below, which give rise to deferred tax assets are as follows:

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                              (in thousands)
   Bad debt reserve......................................... $  2,972  $  2,563
   Intangible assets........................................    9,807    11,752
   Property and equipment...................................      383       383
   Accrued liabilities......................................    1,408     2,254
   Net operating loss carryforwards.........................   21,166    21,761
                                                             --------  --------
                                                               35,736    38,713
   Valuation allowance......................................  (35,736)  (38,713)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

  The realization of the deferred tax assets at December 31, 1998 is dependent upon the Company having future taxable income. A valuation allowance has been provided against the entire deferred tax asset balance at December 31, 1998 and 1997. Approximately $4.0 million of benefit, if any, to be recorded from the recognition of the deferred tax assets would reduce the amount of goodwill recorded from certain acquisitions.

  In addition, the Company has a capital loss of approximately $36.5 million from the sale of an equity investment in 1995. The capital loss can only be utilized by the Company to the extent it offsets capital gains generated. A valuation allowance has also been entirely provided against the available capital loss at December 31, 1998 and 1997.

  The Company has net operating loss and capital loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2012 and 2000, respectively. At December 31, 1998, available net operating loss and capital loss carryforwards for U.S. tax purposes were approximately $62.0 million and $36.5 million, respectively. Net operating loss carryforwards for California state tax purposes were approximately $31.0 million.

7. Loss on Sale of Promissory Note

  In November 1996, the Company sold a 100% participation interest in its rights under a $15.0 million promissory note (which the Company received upon the sale of an equity investment in 1995) to a third party for $11.0 million. The Company recorded a $4.5 million loss upon the sale, which reflected the $4.0 million loss in principal plus the write-off of accrued and unpaid interest from July 1, 1996 through the sale date of $0.5 million.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

8. Long-Term Debt

  Long-term debt consists of the following:

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
                                                               (in thousands)
   Senior Notes, interest at 11.0 percent payable semi-
    annually................................................  $119,344 $119,253
   Convertible subordinated note, interest at 7.5 percent
    payable semi-annually...................................    14,000      --
   Obligation under capital lease collateralized by land and
    building with interest due through 2004.................     2,867    3,054
   Obligations under capital leases collateralized by
    equipment with interest due through 2000................     2,165    3,789
                                                              -------- --------
                                                               138,376  126,096
   Less -- current portion..................................     1,206    1,811
                                                              -------- --------
                                                              $137,170 $124,285
                                                              ======== ========

  In March 1996, the Company completed an offering of $120.0 million of senior notes (the "Senior Notes"). The proceeds from the Senior Notes offering were used to retire outstanding borrowings under the Company's then existing bank term loan and revolving line of credit facility in the principal amount of $102.1 million, plus accrued interest. Interest on the Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Senior Notes are due April 2006 and the Company is not required to make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity.

  In connection with the Senior Notes offering and the accounts receivable financing discussed below, the Company incurred approximately $5.0 million of financing costs. The debt financing costs are deferred and amortized, using the interest method, over the term of the related debt. Upon completion of the Senior Notes offering, the Company wrote off $3.5 million of deferred financing costs related to the Company's previous credit facility in the first quarter of 1996. The $3.5 million charge has been shown as an extraordinary loss from the early extinguishment of debt in the statement of operations.

  The Senior Notes were issued at a discount of 99.242% per note. The aggregate discount on the Senior Notes approximated $0.9 million and is charged to operations as additional interest expense over the life of the Senior Notes using the interest method. At December 31, 1998, the unamortized discount approximated $0.7 million.

  The Senior Notes are not redeemable prior to April 1, 2001, after which the Senior Notes will be redeemable at any time at the option of the Company, in whole or in part, at various redemption prices as set forth in the indenture covering such Senior Notes (the "Indenture"), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to April 1, 1999, the Company may redeem up to $42.0 million in aggregate principal amount of the Senior Notes with the net proceeds of one or more public offerings of common stock of the Company, at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

  In the event of a change in control, as defined in the Indenture, holders of the Senior Notes will have the right to require the Company to purchase their Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  The Notes are general unsecured obligations of the Company and rank pari passu in right of payment with all unsubordinated indebtedness of the Company. In addition, the Indenture limits the ability of the Company to incur additional indebtedness, under certain circumstances.

  In connection with the acquisition of Meris (see Note 3), the Company issued a $14.0 million convertible subordinated note, bearing interest at the rate of 7.5%, payable in cash or in kind, at the Company's option (other than the interest payment due in November 2006, which will be payable in cash). Interest is payable on May 5 and November 5 of each year. The note is subordinated to the Senior Notes and is due in November 2006.

  The note is convertible into the Company's common stock at a conversion price of $3.00 per share; however, the holder of such note cannot exercise its conversion right unless the Company's average stock price during the thirty day trading period preceding an offer to convert is equal to or greater than $3.60 a share (the "Offer Date"). The holder of the note can convert up to one-half of the note during the first four years; any outstanding balance after November 2002 may be converted by the holder through the maturity date. The Company, at its option, can force conversion of the note, in whole or in part, at any Offer Date.

  In addition, at the Company's option, the note may be redeemed, in whole or in part, at any Offer Date; provided that the holder of such note may exercise its conversion right to the extent noted in the preceding paragraph rather than being redeemed. The redemption price would equal the face value of the note being redeemed times a premium percentage (the average stock price during the specified period divided by $3.00). If the note has not been converted or redeemed prior to maturity, the remaining note balance will be paid in cash at the then outstanding principal amount of the note. In the event of a change in control, as defined in the note, the outstanding principal amount of the note shall be automatically converted into shares of the Company's common stock.

  In July 1996, the Company entered into an agreement with a financial institution whereby it can sell accounts receivable up to a maximum of $20.0 million. As collections reduce accounts receivables which have been sold, the Company may sell new receivables to bring the amount sold up to a maximum of $20.0 million.

  As of December 31, 1998, the Company had not sold any accounts receivable under this agreement. Sales of receivables, if any, under the facility are subject to a liquidity and debt service coverage ratio. The Company was in compliance with such covenants in 1998. The termination date for the agreement is July 1999. If the facility terminates prior to July 1999 for any reason, the Company is obligated to pay a $200,000 early termination fee. A commitment fee of 1/2 percent is required on the unused portion of the available facility. The Company retains collection and administrative responsibilities on the receivables sold as agent for the purchaser. In addition, accounts receivable sold, if any, will be reflected as a reduction of accounts receivable in the balance sheet. The full amount of the allowance for doubtful accounts will be retained because the Company will retain substantially the same risk of credit loss as if the receivables had not been sold.

  At December 31, 1998, future scheduled principle payments of long-term debt are as follows (in thousands):

            Years Ended December 31,
            ------------------------
            1999................................ $  1,206
            2000................................    1,557
            2001................................      442
            2002................................      562
            2003................................      706
            Thereafter..........................  133,903
                                                 --------
                                                 $138,376
                                                 ========

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

9. Capital Shares, Stock Options and Warrants

  a. Convertible Preferred Stock

  As of December 31, 1998, the Company has authorized 20,000,000 shares of preferred stock at $.01 par value. The Board of Directors of the Company will determine, among other things, the number of shares, voting rights, dividend rates, liquidation preferences, and redemption and conversion privileges of each series of such preferred stock. As of December 31, 1998, 18,600,000 shares for which no series has been designated were authorized and unissued.

  The Company has 364,000 shares of convertible preferred stock outstanding at December 31, 1998. Holders of the convertible preferred stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends at an annual rate of $0.36 per share, payable semiannually on June 30 and December 30 in each year. The convertible preferred stock is convertible on a share for share basis into shares of the Company's common stock, at the holder's option, at any time from and after November 10, 1996. 36,000 shares of preferred shares were converted into common stock during 1997. In addition, the convertible preferred stock has a liquidation preference of $5.75 per share and the Company has the right at its sole option to redeem the shares any time after November 10, 1998, in whole or in part, at a redemption price of $5.75 per share plus an amount equal to all declared and unpaid dividends thereon to the redemption date.

  b. Non-Voting Common Stock

  At the Company's May 1996 annual meeting of stockholders, an amendment to the Company's Certificate of Incorporation was approved and adopted by stockholders permitting the holder of all the 1,050,000 outstanding shares of the Company's non-voting common stock to convert such shares into regular voting common stock. In July 1996, all of the outstanding shares of non-voting stock were converted into shares of the Company's voting common stock on a share for share basis.

  c. Restricted Stock

  The Company granted 17,000 restricted shares, 15,000 restricted shares and 99,500 restricted shares of common stock to certain employees at no cost in 1998, 1997 and 1996, respectively. The outstanding restricted shares vest ratably each year on their anniversary date and become fully vested after a period of two to five years. The cost of the restricted shares based on the shares fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At December 31, 1998, 260,834 restricted shares were outstanding and approximately $132,000, $192,000 and $351,000 was amortized to expense in 1998, 1997 and
1996, respectively.

  d. Stock Options

   Employee Stock Option Plan

  In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Stock Option and Performance Incentive Plan (the "1996 Option Plan") which effectively replaced and superseded both the Stock Option Program for Key Executives (the "Key Executive Plan") and a stock option plan for the benefit of a broad base of Company employees (the "1995 Option Plan"). The 1995 Option Plan was amended to discontinue grants under that plan. The 1996 Option Plan provides one comprehensive plan for all employees and all future grants to employees will be made under the 1996 Option Plan.

  Under the terms of the 1996 Option Plan, incentive stock options, non-statutory stock options, reload options or rights, stock appreciation rights, restricted or unrestricted shares of Unilab stock, performance shares or units and tax offset payments can be granted to any of the Company's employees, with limited exceptions, and options for a maximum of 4,000,000 shares of the Company's common stock may be granted. No employee may receive annual awards of or relating to more than 250,000 shares of Unilab common stock.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  The 1996 Option Plan is administered by a committee of the Board of Directors (the "Administrator"). The number of options or awards granted, exercise price, vesting and term will be determined by the Administrator. At December 31, 1998, and 1997, 3,016,999 and 2,202,334 options, respectively, were outstanding under the aggregate of the 1996 Option Plan, the 1995 Option Plan and the Key Executive Plan.

   Stock Program for Directors

  In April 1997, the Company reserved 1,500,000 shares under a plan whereby members of the Company's Board of Directors may purchase common shares at the then current market price of the shares (the "1997 Directors Stock Purchase Plan"). 500,000 shares were purchased in 1997 and 1,000,000 shares remain outstanding under the 1997 Directors Stock Purchase Plan at December 31, 1998.

  In 1996, the Company's shareholders approved the adoption of the Unilab Corporation Non-Employee Directors Stock Plan (the "1996 Directors Plan"), which effectively replaced the Stock Option Program for Directors (the "1995 Directors Plan").

  Under the terms of the 1996 Directors Plan, each outside director will receive an annual option grant of 10,000 shares and an additional annual option grant of 10,000 shares will be awarded to each outside director who serves as the chairman of a committee or committees of the Board of Directors. 50 percent of options granted under the 1996 Directors Plans are exercisable immediately and 50 percent are exercisable in one year.

  At December 31, 1998 and 1997, 255,000 and 200,000 options, respectively, were outstanding under the aggregate of the 1996 and 1995 Directors Plans.

   Other

  Prior to the adoption of the 1996 Option Plan and the 1996 Directors Plan, the Company's Board of Directors also authorized the grant of nonqualified stock options to individuals.

  Information regarding the Company's stock option plans and nonqualified stock options as of December 31, 1996, 1997 and 1998, and changes during the years ending on those dates is summarized as follows:

                                                             Weighted-
                                                              Average   Exercise
                                                              Shares     Price
                                                             ---------  --------
   December 31, 1995........................................ 3,478,500   $5.40
     Granted................................................   681,500    2.11
     Exercised..............................................       --      --
     Forfeited..............................................  (280,500)   5.56
                                                             ---------   -----
   December 31, 1996........................................ 3,879,500   $4.73
     Granted................................................ 1,751,000    0.62
     Exercised..............................................   (75,000)   0.63
     Forfeited..............................................  (999,166)   4.76
                                                             ---------   -----
   December 31, 1997........................................ 4,556,334   $3.21
     Granted................................................   949,500    2.00
     Exercised..............................................   (19,500)   0.79
     Forfeited..............................................  (170,835)   4.05
                                                             ---------   -----
   December 31, 1998........................................ 5,315,499   $2.94
                                                             ---------   -----

  In addition, 105,000 options were repriced from a weighted average price of $5.16 to $2.19 during 1996. The options outstanding at December 31, 1998 expire in various years through the year 2008. Options exercisable at December 31, 1998, 1997 and 1996 were 3,804,997, 2,940,907 and 3,049,255, respectively.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  The weighted average fair value of options granted during 1998, 1997 and 1996 were $1.55, $0.55 and $1.90, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.8 percent, 6.9 percent and 6.1 percent; expected lives of 9.08 years, 9.09 years, 8.49 years; expected volatility of 64.2 percent, 91.7 percent and 95.6 percent and no dividends would be issued during the option terms.

  Information about stock options outstanding at December 31, 1998, is summarized as follows:

                                  Options Outstanding
                                  -------------------
                                                         Weighted-
                                                          Average             Weighted
                                     Number              Remaining            Average
                Range of           Outstanding           Contracted           Exercise
            Exercise Prices        at 12/31/98              Life               Price
            ---------------        -----------           ----------           --------
              $0.438 to $2.0        2,124,250            7.8 years             $0.90
              $2.063 to $4.0        1,117,333            8.1 years             $2.16
            $4.125 to $6.875        2,073,916            5.2 years             $5.46
                                    ---------
                                    5,315,499            6.9 years             $2.94
                                    =========

                                  Options Outstanding
                                  -------------------
                                                                                 Weighted-
                                             Number                               Average
                Range of                   Exercisable                           Exercise
            Exercise Prices                at 12/31/98                             Price
            ---------------                -----------                           ---------
              $0.438 to $2.0                1,277,415                              $0.84
              $2.063 to $4.0                  468,666                              $2.26
            $4.125 to $6.875                2,058,916                              $5.47
                                            ---------
                                            3,804,997                              $3.52
                                            =========

  The Company accounts for its stock option plans under Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                       Years Ended December
                                                                31,
                                                      ------------------------
                                                       1998    1997     1996
                                                      ------- ------  --------
                                                          (in thousands)
   Net income (loss)
     As Reported..................................... $10,703 $  536  $(92,944)
     Pro Forma....................................... $ 9,423 $ (508) $(94,391)
   Net income (loss) per diluted share
     As Reported..................................... $  0.25 $ 0.01  $  (2.53)
     Pro Forma....................................... $  0.22 $(0.01) $  (2.57)

  Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting compensation cost may not be representative of that to be expected in future years.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  e. Stockholder Protection Rights Plan

  In February 1994, the Company adopted a stockholder Protection Rights Plan, which was amended and restated in February 1996 ("Rights Plan"). Pursuant to the Rights Plan, a dividend of one Right for each outstanding share of the Company's common stock was issued to shareholders of record on March 15, 1994. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $22.50 for each share of common stock held. The Rights are exercisable until 10 days after a person or group acquires 15% or more of the Company's common stock or announces a tender or exchange offer, the consummation of which would result in ownership by such person or group of 15% or more of the Company's common stock. If thereafter, a person or group acquires 15% or more of Unilab's outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current purchase price, in lieu of one one-hundredth of a share of Preferred Stock, a number of shares of Unilab's Common Stock having a market value of twice the Right's purchase price. In addition, should Unilab be acquired in a merger or other business combination, 50% or more of its assets or earning power is sold or transferred, or a reclassification or recapitalization of the Company occurs that has the effect of increasing by more than 1% the proportionate ownership of Unilab's stock by the acquiring person, then, each Right will entitle its holder to purchase, at the Right's then-current purchase price, a number of the acquiring company's shares of common stock having a market value at that time of twice the Right's purchase price.

  The Rights may be redeemed prior to becoming exercisable by the Company, subject to approval of the Board of Directors, for one cent per Right in accordance with the provisions of the Rights Plan. The Rights expire on March 15, 2004. The Company has reserved 1,000,000 shares of Series A Junior Participating Preferred Stock for issuance upon exercise of the Rights.

10. Related Party Transactions

  The Company sold 533,333 shares, valued at $0.3 million at the time of issuance, to its former CEO pursuant to transition agreements between the former CEO and the Company in connection with the CEO's resignation in January 1997. The Company extended a $0.5 million loan to its current CEO for the purchase of 1.1 million shares of the Company's common stock in January 1997. The CEO repaid $250,000 of the loan during 1997 and the remaining $250,000 is due in January 2002. The loan bears interest at 6% and is payable quarterly. In addition, in 1997, the Company sold 500,000 shares, valued at approximately $0.3 million at the time of issuance, to a director of the Company pursuant to the 1997 Directors Stock Purchase Plan. Each of these transactions were consummated at the then prevailing market price of the Company's common stock. The Company guaranteed a loan of $0.4 million at December 31, 1998 made by a bank to an executive of the Company. The loan was used to purchase a residence and such residence serves as collateral for the Company's guarantee.

11. Commitments and Contingencies

  Property and equipment leased under capital leases is as follows:

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
                                                                (in thousands)
   Building.................................................... $ 3,100 $ 3,100
   Laboratory and other equipment..............................   5,638   7,283
   Less--Accumulated amortization..............................   4,934   5,158
   Net leased property under capital leases.................... $ 3,804 $ 5,225

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  As of December 31, 1998, future minimum rental payments required under capital and operating leases that have initial or remaining noncancelable terms in excess of one year are approximately as follows:

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
                                                                (in thousands)
   1999....................................................... $1,854   $ 9,696
   2000.......................................................  2,039     5,720
   2001.......................................................    782     4,163
   2002.......................................................    822     2,616
   2003.......................................................    863     2,067
   Thereafter.................................................    594     1,772
                                                               ------   -------
   Total minimum lease payments............................... $6,954   $26,034
                                                                        -------
   Less: Amount representing interest.........................  1,922
                                                               ------
   Present value of net minimum lease payments................ $5,032
                                                               ======

  Rental expense for operating leases was approximately $10.8 million, $10.2 million and $9.6 million in 1998, 1997 and 1996, respectively.

  The Company has employment agreements with its principal officers and certain other key employees. Such agreements expire at various dates through November 10, 1999 and automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. In addition, the agreements for certain employees provide for annual deferred compensation equal to 8% of the employees' cash compensation (inclusive of bonuses) for the year. The aggregate commitment under these agreements, excluding bonuses and any deferred compensation related thereto, is approximately $2.2 million. The Company may terminate the employment agreements without cause on specified advance notice by providing severance pay equal to one to two times, depending on the employee, the current base salary plus certain other benefits.

  In addition, the employment agreements grant these employees the right to receive two times their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a change in control of the Company (as defined) and a termination of such employees or certain other events within two years thereafter. The maximum contingent liability upon a change in control, excluding any bonus, deferred compensation, continuation of benefits or acceleration of stock options, is approximately $3.5 million.

  The Company is party to certain legal proceedings considered incidental to its business. Although the ultimate disposition of these legal proceedings is not determinable, management does not believe that the ultimate outcome of such legal proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

12. Benefit Plans

  The Company provides a savings plan under Section 401(k) of the Internal Revenue Code covering most employees. The expense related to Company contributions to the plan totaled approximately $0.3 million, $0.1 million and $0.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. Effective January 1, 1995, the Company contributions, which were previously made in cash, were made in shares of Unilab common stock. From September 1, 1996 to September 30, 1997, the Company discontinued its matching contributions. Effective October 1, 1997, the Company partially re-instated its matching contributions. Such contributions were made in shares of Unilab common stock. Effective January 1, 1998, the Company made Company contributions in cash, which were used to purchase Company common stock by the plan's trustee.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  Effective January 1, 1995, the Company adopted the Unilab Corporation Executive Retirement Plan (the "SERP"), an unfunded defined contribution plan, for the benefit of designated key employees. The benefit earned each year is issued into participants' account through memorandum shares, which represent rights to receive stock of the Company at a future date. The SERP limits the aggregate number of shares issued annually to 200,000 shares and the memorandum shares granted each year vest ratably over a three-year period. As of December 31, 1998, 457,195 memorandum shares were outstanding, of which 308,415 were vested at December 31, 1998. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. Compensation expense is recorded each year for the amount of shares that vest and changes in the price of the Company's common stock. Pension (income) expense for the SERP was approximately $407,000, $271,000 and ($153,000) in 1998, 1997 and 1996, respectively. At December 31,
1998, the accumulated obligation recognized as a liability in the balance sheet was approximately $732,000. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.0% and 3.8% in 1998, 6.6% and 3.8% in 1997 and 6.1% and 3.8% in 1996.

13. Supplemental Disclosures of Cash Flow Information

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- -------- --------
                                                           (in thousands)
   Cash paid during the year for:
     Interest......................................  $ 13,419 $ 14,063 $ 12,139
     Income taxes..................................         2        1        9
   Supplemental Disclosure of Noncash Investing and
    Financing Activities:
     Restricted shares of common stock issued to
      employees....................................        32       16      107
     Shares issued for Company's 401(k) plan
      matching contributions.......................        25       49      548
     Shares issued to certain Board Directors and a
      consultant for services rendered.............       160       64       61
     Payment of purchase price for a prior
      acquisition in common shares.................       --       --     1,000
   In connection with business acquisitions,
    liabilities were assumed as follows:
     Fair value of assets acquired.................  $ 18,734 $    --  $    --
     Liabilities assumed...........................  $ 18,734 $    --  $    --

  During 1997, the Company issued 500,000 shares, valued at $0.2 million at the time of issuance, to the Company's former CEO in connection with the CEO's resignation. In 1997, the Company also issued 228,571 shares, valued at $0.1 million at the time of issuance, to the Company's current CEO as a bonus pursuant to an employment agreement. In addition, the Company issued in 1997 approximately 169,000 shares, valued at $0.3 million at the time of issuance, to all full-time employees as a special year-end bonus. In the fourth quarter of 1996, the Company wrote off $61.7 million of goodwill and customer lists.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

14. Quarterly Financial Data (unaudited)

  Summarized unaudited quarterly financial data for 1998 and 1997 (in thousands, except per share data) is as follows:

                                               Year Ended December 31, 1998
                                              --------------------------------
                                               First   Second   Third  Fourth
                                              Quarter  Quarter Quarter Quarter
                                              -------  ------- ------- -------
   Revenue................................... $54,530  $54,356 $53,160 $55,324
   Direct laboratory and field expenses:
     Salaries, wages and benefits............  16,823   16,567  16,255  18,097
     Supplies................................   7,613    7,492   7,480   8,086
     Other operating expenses................  13,129   13,200  13,075  14,190
       Total.................................  37,565   37,259  36,810  40,373
   Amortization and depreciation.............   1,985    1,941   1,848   1,818
   Selling, general and administrative
    expenses.................................   8,534    8,324   8,132   8,540
   Operating income..........................   6,446    6,832   6,370   4,593
   Net income................................   3,072    3,446   3,062   1,123
   Net income available to common
    shareholders.............................   3,039    3,413   3,029   1,091
   Per common share data-diluted:
     Net income.............................. $  0.07  $  0.08 $  0.07 $  0.03
   Price Range:
     High....................................    3.00    3.125   2.625   2.375
     Low.....................................   1.688    2.375    1.75   1.625

                                               Year Ended December 31, 1997
                                              --------------------------------
                                               First   Second   Third  Fourth
                                              Quarter  Quarter Quarter Quarter
                                              -------  ------- ------- -------
   Revenue................................... $53,033  $54,027 $54,238 $52,703
   Direct laboratory and field expenses:
     Salaries, wages and benefits............  17,820   17,352  17,174  16,748
     Supplies................................   7,551    7,616   7,488   7,203
     Other operating expenses................  13,982   14,593  14,649  13,766
       Total.................................  39,353   39,561  39,311  37,717
   Amortization and depreciation.............   2,153    2,312   2,210   2,210
   Selling, general and administrative
    expenses.................................   9,155    8,539   8,491   8,385
   Operating income..........................   2,372    3,615   4,226   4,391
   Net income (loss).........................  (1,135)      54     691     926
   Net income (loss) available to common
    shareholders.............................  (1,171)      18     655     896
   Per common share data-diluted:
     Net income (loss)....................... $ (0.03) $  0.00 $  0.02 $  0.02
   Price Range:
     High....................................   0.875    1.125   1.813   2.125
     Low.....................................   0.438    0.563   1.125    1.50

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  Fourth Quarter--1998

  Effective November 5, 1998, the Company acquired substantially all of the assets of Meris. During the integration period between November 5, 1998 and late December 1998, the Company estimates that the Meris operations had a negative $1.2 million impact on operating profit for the quarter.

  Fourth Quarter 1998 and 1997

  Testing volume generally tends to be lower during the holiday seasons. As a result, because a substantial portion of the Company's expenses are relatively fixed over the short term, the Company's operating income as a percentage of revenue tends to decrease during the fourth quarter, mainly due to the Christmas and Thanksgiving holidays.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

To Unilab Corporation

  We have audited in accordance with generally accepted auditing standards, the balance sheets as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998 included in Unilab Corporation's annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 12, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14a(2) for the years ended December 31, 1998, 1997 and 1996 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

                                          Los Angeles, California
                                          February 12, 1999

                                  Schedule II
                      UNILAB CORPORATION AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                             (Amounts in thousands)

                                         Balance  Charged
                                           at     to Costs             Balance
                                        Beginning   and                 End of
                                        of Period Expenses Deductions   Period
                                        --------- -------- ----------  --------
FOR THE YEAR ENDED DECEMBER 31, 1996;
Allowance for doubtful accounts........  $ 8,454  $ 14,180 $ (13,296)  $  9,338
FOR THE YEAR ENDED DECEMBER 31, 1997;
Allowance for doubtful accounts........  $ 9,338  $ 15,663 $ (15,182)  $  9,819
FOR THE YEAR ENDED DECEMBER 31, 1998;
Allowance for doubtful accounts........  $ 9,819  $ 15,662 $ (14,668)  $ 10,813

To the Board of Directors

and Shareholders of

Meris Laboratories, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' deficit and cash flows present fairly, in all material respects, the financial position of Meris Laboratories, Inc. (Debtor-in-possession) and its subsidiary, Meris, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Notes 1, 2, 10 and 11 to the consolidated financial statements, on November 18, 1997, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. On November 5, 1998, the Company sold substantially all of its assets and ceased operations. A loss of $1.9 million has been provided in the consolidated financial statements for the year ended December 31, 1997 to write-down such assets to their net realizable value. The Company intends to file a plan of reorganization under which it will liquidate and distribute the net proceeds of the sale and any remaining assets to its creditors, subject only to the satisfaction of certain administrative and other priority liabilities. The consolidated financial statements do not reflect any adjustments that may be required for the disposition of the remaining assets at amounts different from those reflected in the financial statements or amounts which creditors may be required to accept in settlement of obligations due them by the Company. The Company and its directors and former officers are defendants in several lawsuits. Plaintiffs in the lawsuits and their legal counsel have filed bankruptcy claims in excess of $23 million. At December 31, 1997, the Company has accrued $515,000 in costs associated with such lawsuits. The ultimate resolution of the lawsuits cannot be determined at the present time; accordingly, the consolidated financial statements do not include any adjustments, beyond the accrual noted above, that might result from the outcome of these uncertainties.

Odenberg, Ullakko, Muranishi & Co.

San Francisco, California
November 12, 1998

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                December 31
                                               September 30, ------------------
                                                   1998        1997      1996
                                               ------------- --------  --------
                                                (Unaudited)
                   ASSETS
Current assets:
  Cash and cash equivalents..................    $    273    $    601  $    552
  Restricted cash............................       2,036       1,979     1,964
  Assets held for sale.......................      16,928      16,928       --
  Accounts receivable, net of allowance for
   doubtful accounts of $2,122, $5,971 and
   $4,346....................................         134         914     4,687
  Supplies inventory.........................         --           66       511
  Prepaid expenses and other current assets..         926       1,397     1,018
                                                 --------    --------  --------
      Total current assets...................      20,297      21,885     8,732
Property and equipment, net..................         --          --      1,559
Intangibles, net.............................         --          --     15,343
Other assets, net............................         --          --        699
                                                 --------    --------  --------
                                                 $ 20,297    $ 21,885  $ 26,333
                                                 ========    ========  ========
    LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Liabilities not subject to compromise:
    Secured borrowings and accrued interest
     after filing for bankruptcy.............    $  7,155    $    601  $     --
    Note payable to former executive.........       1,656       1,599     1,585
    Accrued litigation charges...............         319         515     1,776
    Accounts payable and accrued expenses....       1,407         805       --
  Liabilities subject to compromise:
    Secured borrowings and accrued interest
     before filing for bankruptcy............      32,274      32,274    13,167
    Accrued Medicare settlement..............       3,350       3,350     4,250
    Accounts payable.........................       4,142       4,142     2,783
    Accrued expenses.........................       5,513       5,513     6,019
    Convertible subordinated debt............      11,000      11,000    10,918
                                                 --------    --------  --------
      Total current liabilities..............      66,816      59,799    40,498
                                                 --------    --------  --------
Commitments and contingencies (Notes 5, 6 and
 10).........................................         --          --        --
Shareholders' deficit:
  Preferred stock, no par value: 2,000,000
   shares authorized; none issued and
   outstanding...............................         --          --        --
  Common stock, no par value: 20,000,000
   shares authorized; 8,043,859 shares issued
   and outstanding...........................      37,171      37,171    37,171
  Additional paid-in capital.................         826         826       826
  Accumulated deficit........................     (84,516)    (75,911)  (52,162)
                                                 --------    --------  --------
                                                  (46,519)    (37,914)  (14,165)
                                                 --------    --------  --------
                                                 $ 20,297    $ 21,885  $ 26,333
                                                 ========    ========  ========

          See accompanying notes to consolidated financial statements.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                         Nine months
                                            ended     Years ended December 31
                                        September 30, ------------------------
                                            1998         1997         1996
                                        ------------- -----------  -----------
                                         (Unaudited)
Net revenues..........................     $19,727    $    29,903  $    34,106
                                           -------    -----------  -----------
Costs of services:
  Salaries, wages and benefits........       6,763         12,507       12,227
  Supplies............................       3,267          4,946        5,144
  Other cost of services..............       6,341          7,208        7,197
                                           -------    -----------  -----------
                                            16,371         24,661       24,568
Selling, general and administrative
 expenses.............................       8,351         15,785       12,019
Depreciation and amortization.........         --           2,240        3,302
Provision for doubtful accounts.......       2,266          1,577        5,798
Litigation and investigation charges..         990          1,241        4,072
Write-down of intangible assets.......         --           1,720        7,552
Write-off of fixed assets.............         --           1,982          --
                                           -------    -----------  -----------
Operating loss........................      (8,251)       (19,303)     (23,205)
Interest expense......................        (354)        (4,538)      (2,786)
Interest and other income, net........         --              92          159
                                           -------    -----------  -----------
Net loss..............................     $(8,605)   $   (23,749) $   (25,832)
                                           =======    ===========  ===========
Net loss per share....................     $ (1.07)   $     (2.95) $     (3.23)
                                           =======    ===========  ===========
Weighted average shares outstanding...       8,044          8,044        8,006
                                           =======    ===========  ===========


          See accompanying notes to consolidated financial statements.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                     (In thousands, except per share data)

                                 Common Stock  Additional
                                --------------  Paid-in   Accumulated
                                Shares Amount   Capital     Deficit    Total
                                ------ ------- ---------- ----------- --------
Balance at December 31, 1995... 7,982   37,136     826      (26,330)    11,632
Issuance of common stock for
 option exercises and employee
 stock purchase plan...........    62       35     --           --          35
Net loss.......................   --       --      --       (25,832)   (25,832)
                                -----  -------    ----     --------   --------
Balance at December 31, 1996... 8,044   37,171     826      (52,162)   (14,165)
Net loss.......................   --       --      --       (23,749)   (23,749)
                                -----  -------    ----     --------   --------
Balance at December 31, 1997... 8,044   37,171     826      (75,911)   (37,914)
Net loss (unaudited)...........   --       --      --        (8,605)    (8,605)
                                -----  -------    ----     --------   --------
Balance at September 30, 1998
 (unaudited)................... 8,044  $37,171    $826     $(84,516)  $(46,519)
                                =====  =======    ====     ========   ========



          See accompanying notes to consolidated financial statements.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                       Nine months
                                          ended     Years ended December 31,
                                      September 30, --------------------------
                                          1998          1997          1996
                                      ------------- ------------  ------------
                                       (Unaudited)
Operations:
  Net loss...........................    $(8,605)   $    (23,749) $    (25,832)
  Items not requiring the current use
   of cash:
    Depreciation and amortization....        --            2,240         3,302
    Amortization of debt discount and
     issue costs.....................        --              446           531
    Provision for doubtful accounts..        --              --            --
    Provision for litigation and
     investigation charges...........        --              --          3,282
    Write-down of intangible assets..        --            1,720         7,552
    Write-down of property and
     equipment.......................        --            1,982           --
    Gain on sale of property and
     equipment.......................        --              (13)          (71)
    Compensation expense related to
     loan forgiveness, charge for
     unrealizable note receivable,
     and discounted stock options....        --              --            --
    Changes in items affecting
     operations:
      Restricted cash................        (57)            (14)         (380)
      Accounts receivable............        780             521         6,584
      Income tax refund receivable...        --              --            384
      Supplies inventory.............         66             (28)          238
      Prepaid expenses and other
       current assets................        471            (404)         (447)
      Other assets...................        --              175           (97)
      Accounts payable...............        --            1,359           963
      Accrued expenses...............        870             384          (159)
      Accrued litigation and
       investigation charges.........       (196)         (2,161)         (779)
                                         -------    ------------  ------------
      Cash provided by (used in)
       operating activities..........     (6,671)        (17,542)       (4,929)
Investments:
  Cash expenditures for customer
   lists and other assets related to
   acquisitions......................        --              --           (920)
  Proceeds from notes receivable.....        --              160           104
  Purchase of property and
   equipment.........................        (21)         (1,999)         (334)
  Proceeds from sale of property and
   equipment.........................        --               13            99
                                         -------    ------------  ------------
    Cash used for investing
     activities......................        (21)         (1,826)       (1,051)
                                         -------    ------------  ------------
Financing:
  Issuance of common stock, net......        --              --             35
  Proceeds from bank borrowings......      6,554          19,707         5,510
  Payments on bank borrowings........        --              --            --
  Principal payments on capital
   leases............................       (190)           (290)         (503)
  Reduction in distribution payable
   to related parties................        --              --            --
                                         -------    ------------  ------------
    Cash provided by financing
     activities......................      6,364          19,417         5,042
                                         -------    ------------  ------------
Increase (decrease) in cash and cash
 equivalents.........................       (328)             49          (938)
Cash and cash equivalents at
 beginning of period.................        601             552         1,490
                                         -------    ------------  ------------
Cash and cash equivalents at end of
 period..............................    $   273    $        601  $        552
                                         =======    ============  ============

          See accompanying notes to consolidated financial statements.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                        Years
                                                                        ended
                                                         Nine months  December
                                                            ended        31,
                                                        September 30, ---------
                                                            1998      1997 1996
                                                        ------------- ---- ----
                                                         (Unaudited)
Supplemental disclosure of cash flow information:
  Interest paid--capital leases........................     $ 12      $ 28 $ 35
                                                            ====      ==== ====
  Interest paid--borrowing.............................     $--       $--  $451
                                                            ====      ==== ====
  Income taxes paid....................................     $--       $--  $--
                                                            ====      ==== ====
Supplemental disclosure of non-cash investing and
 financing activities:
  Capital lease obligations incurred for acquisition of
   property and equipment..............................     $--       $219 $247
                                                            ====      ==== ====
  Reduction in consulting agreements related to
   acquisition.........................................     $--       $--  $--
                                                            ====      ==== ====
  Accrued transaction costs related to acquisitions....     $--       $--  $--
                                                            ====      ==== ====



          See accompanying notes to consolidated financial statements.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--Organization:

  Meris Laboratories, Inc. (the "Company") was incorporated in California on November 14, 1990 to effect the reorganization of Meris Laboratories, Ltd. Bay Area, a California limited partnership (the "Partnership"). This reorganization of entities under common control has been accounted for on the historical cost basis. The consolidated financial statements of the Company and its subsidiary, Meris, Inc., include the financial position, results of operations and cash flows for the Company. The Company provides complete out-patient laboratory services and operates in only one industry segment within the State of California.

  Petition for relief under Chapter 11

  On November 18, 1997 the Company ("Debtor") filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Central District of California. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petition for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. Such claims are reflected in the December 31, 1997 and September 30, 1998 balance sheets as "liabilities subject to compromise."

  On September 16, 1998 the Company signed a definitive agreement with Unilab Corporation ("Unilab") whereby the Company would sell substantially all of its assets to Unilab. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California (see Note 11). The Company consummated the sale on November 5, 1998 and ceased operations. A loss of $1,982,000 has been provided in the consolidated financial statements for the year ended December 31, 1997, to write-down such assets to their net realizable values. The Company plans to file a plan of reorganization under which it will distribute all of the net proceeds of the sale and any remaining assets to its creditors, subject only to the satisfaction of certain administrative and other priority liabilities.

NOTE 2--Summary of significant accounting policies:

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and Meris, Inc. All significant intercompany accounts and transactions have been eliminated.

  Basis of presentation

  The consolidated financial statements have been prepared on a going concern basis except that, for the period from November 18, 1997 to December 31, 1997, interest totaling approximately $800,000 has not been accrued on indebtedness outstanding as of November 18, 1997, the date on which the Company filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As discussed in the second and third paragraphs of Note 1, the Company has sold substantially all of its assets and ceased operations, and intends to file a plan of reorganization under which it will liquidate and distribute the net proceeds of the sale and any remaining assets. The consolidated financial statements do not reflect any adjustments that may be required for the disposition of the remaining assets in amounts different from those reflected in the consolidated financial statements or in amounts which creditors may be required to accept in settlement of obligations due them by the Company.

  Use of estimates

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Revenue recognition

  Revenues are recognized upon performance of laboratory services. Revenues are based on amounts billed or billable for services rendered, net of price adjustments made with third-party payors by contract or otherwise. Certain laboratory services are provided pursuant to managed care contracts which provide for the payment of capitated fees rather than individual fees for tests actually performed. The Company periodically evaluates such contracts to ascertain their overall profitability. Such evaluations include both expected capitated fees and identifiable referral revenues. Contract losses, if any, are recognized as soon as they are identified. No such accruals were provided at December 31, 1997 and 1996.

  Laboratory services billed to Medicare comprised approximately 22.5% and 22.9% of net revenues for the years ended December 31, 1997 and 1996, respectively, and approximately 29.3% and 20.8% of outstanding net accounts receivable at December 31, 1997 and 1996, respectively.

  Expense recognition

  All costs are expensed as incurred.

  Financial instruments

  Financial instruments which subject the Company to concentration of credit risk consist primarily of accounts receivable. The primary payors are individual patients, government agencies, insurance companies and, to a lesser extent, physician clients. The Company provides an allowance for doubtful accounts based on historical experience and current factors. The carrying value of all other financial instruments is not presently determinable, since they may be subject to compromise upon liquidation of the company.

  Cash equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Concentration of credit risk

  The Company places its cash and temporary cash investments with high credit quality institutions. At December 31, 1997 and throughout the year, such investments were in excess of FDIC insurance limits.

  Restricted cash

  The Company purchased a certificate of deposit in the amount of $1,585,000 representing the full amount to satisfy the Company's obligations owing to a former executive pursuant to and in connection with a promissory note dated October 28, 1992. The Company is holding the balance in a separate account pending the outcome of the litigation. The interest on the certificate of deposit is also being held in a restricted account.

  The Company deposited $379,000 to perfect its appeal in a legal action, in which the courts awarded judgments totaling $253,000 against the Company and in favor of the former employee.

  Supplies inventory

  Supplies inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Assets held for sale

  On October 28, 1998, the Company sold substantially all of its assets, including accounts receivable, property and equipment, and intangible assets (see Note 1). As a result, the Company has reported such assets at their net realizable values under the caption, "Assets held for sale" at December 31, 1997 and September 30, 1998. The loss on the sale of such assets has been reflected in the results of operations for the year ended December 31, 1997.

  A summary of assets held for sale is as follows:

                                                                   December 31,
                                                                       1997
                                                                  --------------
                                                                  (in thousands)
   Accounts receivable, net......................................    $ 3,252
   Supplies inventory............................................        473
   Prepaid expenses and other current assets.....................         25
   Property and equipment, net:
     Laboratory equipment........................................        689
     Furniture, fixtures and equipment...........................         12
     Vehicles....................................................        219
     Leasehold improvements......................................      1,883
   Intangibles, net:
     Covenant not-to-compete.....................................        283
     Customer lists..............................................     11,612
     Goodwill....................................................        462
                                                                     -------
                                                                      18,910
   Less -- valuation reserve.....................................     (1,982)
                                                                     -------
   Net realizable value of assets held for sale..................    $16,928
                                                                     =======

  Property and equipment

  Property and equipment is recorded at cost. Property and equipment, other than leasehold improvements, is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The costs of assets sold or retired and the related accumulated depreciation and amortization are eliminated from the accounts and a gain or loss is included in operations.

  Intangible assets

  Intangible assets are stated at cost and include acquisition-related assets such as customer lists, covenants not-to-compete and goodwill. Amortization of acquisition-related assets is computed using the straight-line method over the estimated useful lives of the assets. Customer lists are amortized over ten to sixteen years. Goodwill is amortized over twenty years.

  Impairment of goodwill and intangible assets is measured on the basis of anticipated undiscounted cash flows for each asset. Based upon the Company's analysis, an impairment loss of $1,720,000 and $7,552,000 was charged to operations for the years ended December 31, 1997 and 1996, respectively.

  Debt issuance costs

  Debt issuance costs are amortized using the interest method over the estimated term of the related debt.

  Income taxes

  A deferred income tax liability or asset, net of valuation allowance, is established for the expected future consequences resulting from the differences between the financial reporting and income tax basis of assets and liabilities and from net operating loss and tax credit carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax liability or asset.

  Loss per share

  In 1997, the Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share." This standard requires that both basic earnings or loss per share and diluted earnings or loss per share be presented. All effective prior period per share amounts have been restated, following the new standard requirements. Diluted loss per share excludes the effect of convertible debt, stock options, and warrants (See Notes 4 and 9), because their effect would have been antidilutive.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 3--Balance sheet detail:

                                                                 December 31,
                                                                     1996
                                                                --------------
                                                                (in thousands)
Property and equipment consisted of:
  Laboratory and computer equipment............................    $ 9,798
  Furniture, fixtures and office equipment.....................      2,154
  Vehicles.....................................................      1,249
  Leasehold improvements.......................................        907
                                                                   -------
                                                                    14,108
Less--accumulated depreciation and amortization................    (12,549)
                                                                   -------
                                                                   $ 1,559
                                                                   =======
Amount relating to capitalized leases, which are included in
 property and equipment above..................................    $   982
Less--accumulated amortization.................................       (778)
                                                                   -------
                                                                   $   204
                                                                   =======
Intangibles consisted of:
  Customer lists...............................................    $ 1,720
  Covenants not-to-compete.....................................     21,997
  Goodwill.....................................................      1,485
  Consulting agreements........................................         50
                                                                   -------
                                                                    25,252
Less--accumulated amortization.................................     (9,909)
                                                                   -------
                                                                   $15,343
                                                                   =======
Other assets consisted of:
  Note receivable..............................................    $   182
  Deferred debt issuance costs, net............................        363
  Other........................................................        154
                                                                   -------
                                                                   $   699
                                                                   =======

NOTE 4--Unsecured senior subordinated debt:

  On November 14 and December 5, 1994, the Company completed a private placement consisting of the sale of $11,000,000 of unsecured convertible senior subordinated debentures (the "Debentures"). The Debentures carry a 10% interest rate and require interest to be paid monthly. In addition, the Debentures mature three years from the date of issue and are convertible sixty days from the date of issuance, at the option of the holders, into 3,055,555 shares of the Company's common stock at a conversion price based on certain antidilution provisions of the Debenture agreement. The Board of Directors has resolved to reserve an aggregate of 3,055,555 shares of the Company's common stock for issuance upon conversion of the Debentures, provided that the number of shares reserved for issuance may be subject to change in the event of any further adjustment in the conversion price of the Debentures.

  The Company defaulted on the November 14, 1997 principal payoff of $11 million and is still in default. The Company has not paid interest relating to the subordinated debt of approximately $1,705,000 and $735,000 at December 31, 1997 and 1996, respectively. The unpaid interest is reflected on the balance sheets as accrued expenses under "liabilities subject to compromise."

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Through December 31, 1997, the Company incurred $1,021,000 related to the issuance and registration of the Debentures which is being amortized over the three-year term of the Debentures. At December 31, 1997, debt issue cost was fully amortized.

NOTE 5--Secured borrowings:

  On September 20, 1996 a bank with whom the Company had a line of credit agreement sold its rights and claims under the agreement to an unrelated party, who in turn assigned all such rights to an affiliate of the unrelated party ("Lender").

  On November 18, 1996, the Company entered into an agreement with the Lender (the "Second Amended Agreement") which provided, among other things, that the Company would repay the Lender $12,770,874, on demand, at an interest rate of 15% per annum. Interest is capitalized and added to the outstanding principal evidenced by issuance of Payment-In-Kind ("PIK") notes, payable on demand of the Lender. The Company granted a security interest in substantially all of the assets of the Company. The proceeds from the loan were used to repay the outstanding balance under the bank line of credit in the amount of $8,202,461 and certain other obligations, including a facility fee to the Lender in the amount of $1,242,332. The remaining proceeds were used for working capital purposes. The Second Amended Agreement calls for an anniversary fee equal to 2% of the average balance of the loans outstanding during the first year, a fee equal to 3% of the average balance of the loans outstanding during the second year, and a fee equal to 4% of the average balance of the loans outstanding during the third year. In conjunction with the Second Amended Agreement, the Company issued to the Lender a warrant to purchase an aggregate of 800,000 shares of common stock of the Company at $0.01 per share. The warrant was exercisable immediately and expires on November 18, 2006.

  The Second Amended Agreement allowed the Company to borrow, at the Lender's sole discretion, and not more frequently than once every 28 days, additional borrowings of not less than $250,000 per borrowing. The Lender extended twenty one additional demand notes ("Interim Funding Agreements") to the Company during the period February 3, 1997 through November 12, 1997, totaling $13,750,000, with interest accrued thereon at an interest rate of 24.9% per annum.

  On November 18, 1997, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. The Company owed the Lender pre-petition obligations in the aggregate amount of $32,273,665, consisting of $31,891,132 of principal and interest (including capitalized interest) related to the Second Amended Agreement, and $382,534 for unreimbursed costs, expenses, fees and other charges the Company owed to the Lender pursuant to the Second Amended Agreement dated November 18, 1996 and the twenty one Interim Funding Agreements.

  On November 18, 1997, the Company and the Lender signed a Loan and Security Agreement ("DIP Loan Agreement") whereby the Lender provided the Company with a $5,000,000 credit facility to provide operating capital while the Company continued as Debtor-in-possession. The DIP Loan Agreement allowed the Company to borrow minimum increments of $250,000, not more frequently than once every 14 days, at an interest rate of 12% per annum. The DIP Loan Agreement required a nonrefundable commitment fee of $100,000, payable from the proceeds of the loans, and expired June 3, 1998, which was subsequently extended until December 31, 1998 (see Note 11).

  As the debt owed to the Lender by the Company is impaired (undersecured) under the plan of liquidation (see Note 11), the debt is reflected on the balance sheets at December 31, 1997 and September 30, 1998 as "liabilities subject to compromise."

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 6--Lease commitments:

  The Company leases various laboratories, Patient Service Centers and office facilities under non-cancelable operating lease agreements which expire at various times through the year 2002. The leases generally require the Company to pay property taxes, maintenance expense and certain insurance. Certain of the lease agreements require escalation of the minimum rental based upon factors defined in the leases. Total rent expense under operating leases amounted to approximately $3,090,000, $2,655,000 and $2,686,000 in 1997, 1996
and 1995, respectively.

  Minimum future lease payments under non-cancelable operating leases subject to compromise are as follows:

      Fiscal year
      -----------
       1998.......................................................... $  699,600
       1999..........................................................    699,600
       2000..........................................................    699,600
       2001..........................................................    699,600
       2002..........................................................    233,200
                                                                      ----------
                                                                      $3,031,600
                                                                      ==========

NOTE 7--Transactions with related parties:

  One member of the Board of Directors of the Company received approximately $86,000 and $154,000 for consulting and legal services rendered to the Company during 1997 and 1996, respectively.

NOTE 8--Income taxes:

  The provision for income taxes is as follows:

                                                                    Years ended
                                                                   December 31,
                                                                   -------------
                                                                    1997   1996
                                                                   ------ ------
   Current tax expense............................................ $  --  $  --
   Deferred tax expense...........................................    --     --
                                                                   ------ ------
     Total........................................................ $  --  $  --
                                                                   ====== ======

  The net deferred income tax asset comprises:

                                                               December 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
   Net operating loss carryforwards......................... $ 20,141  $ 13,026
   Alternative minimum tax credit carryforwards.............      122       122
   Temporarily nondeductible reserves and allowances........    1,293     1,963
   Bad debt reserves........................................    4,412     3,443
   Loss on sale of assets...................................      813       --
   Depreciation and amortization............................    2,234     2,355
                                                             --------  --------
                                                               29,015    20,909
   Valuation allowance......................................  (29,015)  (20,909)
                                                             --------  --------
                                                             $    --   $    --
                                                             ========  ========

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Changes in the valuation allowance for the years ended December 31, 1997 and 1996 are due to uncertainty regarding the ultimate realization of the gross deferred tax assets based on the Company's recent operating results. Differences between the Company's benefit for income taxes and that computed by applying the federal statutory rate applied to the Company's loss before income taxes are as follows:

                                                                 December 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
   Federal statutory rate....................................... (35.0)% (35.0)%
   State income taxes, net of federal tax benefit...............  (6.5)%  (6.5)%
   Deferred tax assets not recognized...........................   41.5%   41.5%
                                                                 ------  ------
                                                                    0.0%    0.0%
                                                                 ======  ======

  At December 31, 1997 and 1996, the Company had federal and state net operating loss carryforwards of approximately $82 million and $54 million, respectively. The federal and state net operating losses will begin to expire in the years ending December 31, 2003 and 1999, respectively.

NOTE 9--Employee benefit plans:

  1991 Employee Stock Purchase Plan:

  In May 1991, the Company adopted the 1991 Employee Stock Purchase Plan (the "Purchase Plan") under which 225,000 shares of common stock have been reserved for issuance. The Purchase Plan provides for sequential offering periods, generally of six months. At the end of each offering period, shares may be purchased by participants at 85% of the market value at the beginning or end of the offering period. Shares are to be purchased from payroll deductions which are limited to 10% of base compensation. A total of 49,841 shares of common stock were issued under the Purchase Plan during the year ended December 31, 1996 and no shares of common stock were issued in 1997.

  Amended and restated 1991 Stock Option Plan:

  In February 1991, the Company adopted the 1991 Stock Option Plan (the "Option Plan"), which was amended and restated. The Option Plan, which expires in February 2001, provides for incentive as well as nonstatutory stock options to be granted to employees and consultants of the Company. The Board of Directors may terminate the Option Plan at any time at its discretion.

  A Committee of the Board determines the terms of options granted under the Option Plan. Options granted generally vest over four years and will be adjusted for certain changes in capitalization of the Company. In addition, the outstanding options issued under the Option Plan will terminate within a period set by the Board after termination of employment.

  The Option Plan also provides for automatic grants of non-qualified stock options to directors who are not employees of the Company (the "Outside Directors"). Under these provisions, as amended by the Board in November 1992, each Outside Director on August 20, 1991 received an option to purchase 10,000 shares of common stock. Additionally, each Outside Director on November 23, 1992 (other than Outside Directors receiving options on August 20, 1991) received on such date an option to purchase 10,000 shares of common stock, and each new Outside Director receives an option to purchase 10,000 share upon his or her election or appointment to the Board. In addition, beginning with the fifth annual meeting of shareholders following the initial 10,000 share option grant, each Outside Director will receive an option to purchase 2,500 shares on the

                           MERIS LABORATORIES, INC.
                            (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

date of each annual meeting at which he or she is elected the Board. All options granted to Outside Directors will have an exercise price equal to 100% of the fair market value at the date of grant and will vest ratably over four years commencing on the first anniversary of the date of grant.

  Options under the Option Plan are generally granted at prices ranging from 85% to 110% of the fair market value of the stock at the date of grant. Except as discussed below, no options have been granted at exercise prices less than 100% of such fair market value at the date of grant. In December 1991, an Executive was granted, in connection with his employment with the Company, an option to purchase 150,000 shares of common stock at an exercise price of $8.00 per share. The last reported sale price of the Company's common stock on such date was $14.00 per share. In October 1993, the Executive irrevocably terminated the option to the extent of 100,000 unvested shares. Accordingly, the Company ceased recognizing compensation associated with this option effective September 30, 1993. There is no commitment to grant the Executive any additional options. The Company recorded $122,000 of compensation expense during the year ended December 31, 1993 related to this stock option grant.

  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for its stock option plan. Accordingly, no compensation cost has been recognized for the plan for the years ended December 31, 1997, 1996, and 1995. Certain information related to the Company's stock option plan was not available for the years ended December 31, 1997 and 1996. Consequently, the effect of the Company's adoption of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was not calculated. However, the increase in net loss would not be material to the financial statements.

  A summary of the status of the Company's stock option plan as of December 31, 1997 and 1996 and changes during the years then ended is presented below:

                                         1997                  1996
                                 --------------------- ----------------------
                                             Range of              Range of
                                 Number of   Exercise  Number of   Exercise
                                  Shares      Prices    Shares      Prices
                                 ---------  ---------- ---------  -----------
   Outstanding at beginning of
    year........................ 2,092,089  $.73-$4.38 1,450,579  $ .73-$4.38
   Granted......................                       1,211,709  $1.00-$1.50
   Exercised....................                         (12,150)
   Canceled or expired..........  (389,176)        --   (558,049)         --
                                 ---------             ---------
   Outstanding at end of year... 1,702,913  $.73-$4.38 2,092,089  $ .73-$4.38
                                 =========  ========== =========  ===========

  Employee savings and retirement plan

  In January 1992, the Company adopted the 401(k) Retirement Plan of Meris Laboratories, Inc. (the "Plan"), a savings and investment plan, as allowed under Section 401(k) of the Internal Revenue Code (the "Code"). Under the terms of the Plan, eligible participants may contribute up to 15% of their eligible earnings to the Plan, not to exceed the amount allowed under the Code. Under the Plan Agreement, the Company may make contributions at the discretion of the Board of Directors. As of December 31, 1997, no contributions have been made to the Plan by the Company.

                            MERIS LABORATORIES, INC.
                             (DEBTOR-IN-POSSESSION)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 10--Contingencies:

  The Company and its directors and former officers are defendants in several lawsuits. Plaintiffs in the lawsuits and their legal counsel have filed bankruptcy claims in excess of $23 million. At December 31, 1997, the Company has accrued $515,000 in costs associated with such lawsuits. The ultimate resolution of the lawsuits cannot be determined at the present time; accordingly, the consolidated financial statements do not include any adjustments, beyond the accrual noted above, that might result from the outcome of the lawsuits.

  In February 1997, the Company entered into a settlement agreement with the U.S. Department of Justice and Department of Health and Human Services related to certain Medicare and other billing practices. Under the terms of the settlement, the Company agreed to pay $4.25 million in monthly installments of $100,000. This obligation is reflected in the consolidated balance sheet as accrued Medicare settlement, under liabilities subject to compromise. The Company has made no payments since it filed for bankruptcy.

NOTE 11--Subsequent events:

  Amendment to DIP Loan Agreement

  On November 23, 1998, the Company and the Lender amended the terms of the DIP Loan Agreement to extend the terms of the agreement from June 3, 1998 to December 31, 1998 and to increase the amount of funds available to the Company from $5 million to $9.5 million.

  Plan of liquidation

  On September 16, 1998, the Company signed a definitive agreement with Unilab whereby Unilab would acquire substantially all of the assets of the Company. The purchase price of $16,928,000 consisted of the following: an eight-year convertible subordinated note in the amount of $14 million, bearing interest at a rate of 7.5% per annum, with a $3.00 per share conversion price plus $2,520,000 in cash payable in seventy-two equal monthly installments; and the assumption of certain liabilities totaling approximately $408,000. The agreement was approved on October 28, 1998 by the U.S. Bankruptcy Court in Los Angeles, California, and Unilab took possession of the acquired assets on November 5, 1998.

  The Company intends to file a plan of liquidation under which it will distribute all of the net proceeds of the sale to its creditors, subject to the satisfaction of certain administrative and other priority liabilities.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Physicians Clinical Laboratory,
Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Physicians Clinical Laboratory, Inc. and its subsidiary at February 28, 1999, and the results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The consolidated financial statements of Physicians Clinical Laboratory, Inc. and its subsidiary for the five month period ended February 28, 1998, the seven month period ended September 30, 1997, and the fiscal year ended February 28, 1997 were audited by other auditors whose reports dated August 31, 1998 and May 9, 1997 on those statements included an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

  As discussed in Note 17, the Company consummated on May 9, 1999 the sale of its business and substantially all of its assets and ceased operations. The Company used part of the net sales proceeds to repay its line of credit, and plans to liquidate and distribute the remaining sales proceeds to its Senior Secured Note holder. The consolidated financial statements do not reflect any adjustments that may be required for the disposition of the remaining assets at amounts different from those reflected in the financial statements or amounts which creditors may be required to accept in settlement of obligations due them by the Company. As discussed in Note 14, the Company is a defendant in several lawsuits. At February 28, 1999, the Company has not recorded a liability for amounts which may be payable as a result of such lawsuits. The ultimate resolution of the lawsuits cannot be determined at the present time; accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Odenberg, Ullakko, Muranishi & Co.

San Francisco, California
July 16, 1999

              REPORT OF INDEPENDENT CERTIFICATE PUBLIC ACCOUNTANTS

To the Stockholders
Physicians Clinical Laboratory, Inc.

We have audited the accompanying consolidated balance sheet of Physicians Clinical Laboratory, Inc.(a Delaware corporation) and subsidiaries as of February 28,1 998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the five month period ended February 28, 1998 and the seven month period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Physicians Clinical Laboratory, Inc. and subsidiaries as of February 28, 1998 and the consolidated results of their operations and their cash flows for the five month period ended February 28, 1998 and the seven month period ended September 30, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Physicians Clinical Laboratory, Inc. will continue as a going concern. As more fully described in Notes 1 and 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and is in default of loan covenants, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On April 5, 1999, as discussed in note 17 to the consolidated financial statements, the Company entered into an agreement to sell the business and substantially all assets.

As more fully described in Notes 1 and 2 to the consolidated financial statements, effective October 3, 1997, the Company emerged from bankruptcy. In accordance with an American Institute of Certified Public Accountants' Statement of Position, the Company has adopted "fresh start" reporting whereby its assets, liabilities and new capital structure have been adjusted to reflect estimated fair values as of September 30, 1997. As a result, the consolidated financial statements for periods subsequent to September 30, 1997 reflect this basis of reporting and are not comparable to the Company's pre-reorganization consolidated financial statements.

Grant Thornton LLP
Sacramento, California
 August 31, 1998, except for
 Notes 3 and 5 as to which the
 date is October 29, 1998 and
 except for Note 17 as to which
 the date is April 5, 1999

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Physicians Clinical Laboratory, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of Physicians Clinical Laboratory, Inc. for the year ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Physicians Clinical Laboratory, Inc. for the year ended February 28, 1997, in conformity with generally accepted accounting principles.

The financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in the accompanying financial statements and notes, the Company has incurred recurring operating losses. In addition, the Company has not complied with certain covenants of loan agreements with financial institutions. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects that may result from the outcome of this uncertainty.

Ernst & Young LLP
Sacramento, California
May 9, 1997

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                           February 28,
                                                     --------------------------
                                                         1999          1998
                                                     ------------  ------------
                      ASSETS
Current assets:
  Cash and cash equivalents........................  $    420,718  $    190,013
  Current assets held for sale.....................    12,390,000            --
  Trade accounts receivable, net of allowance for
   doubtful accounts of $2,245,986, including
   $476,642 from related parties...................            --    10,931,708
  Supplies inventory...............................            --     1,180,920
  Prepaid costs and other assets...................       524,540       394,474
                                                     ------------  ------------
    Total current assets...........................    13,335,258    12,697,115
Equipment and leasehold improvements, less
 accumulated depreciation and amortization of
 $594,972..........................................            --     2,531,448
Assets held for sale...............................    21,657,940            --
Reorganization value in excess of amounts allocable
 to identifiable assets, less accumulated
 amortization of $1,571,000........................            --    24,012,605
Other long-term assets.............................       444,231       424,131
                                                     ------------  ------------
                                                     $ 35,437,429  $ 39,665,299
                                                     ============  ============
       LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current installments of long-term debt...........  $ 56,697,329  $ 48,360,853
  Line of credit...................................     4,658,014     4,517,766
  Accounts payable.................................     7,589,316     5,117,344
  Accrued payroll and vacation.....................     1,982,977     2,216,057
  Accrued interest.................................     3,619,627     2,730,411
  Other accrued expenses...........................     2,672,686     3,293,075
                                                     ------------  ------------
    Total current liabilities......................    77,219,949    66,235,506
Long-term debt, less current installments..........     9,210,040     2,346,173
                                                     ------------  ------------
    Total liabilities..............................    86,429,989    68,581,679
                                                     ------------  ------------
Commitments and contingencies (Notes 11, 12, and
 14)...............................................            --            --
Stockholders' deficit:
  Preferred stock, par value $0.01 per share--20
   million shares authorized; none issued or
   outstanding.....................................            --            --
  Common stock, par value $0.01 per share--50
   million shares authorized; 2.5 million shares
   issued and outstanding..........................        25,000        25,000
  Additional paid-in capital.......................    22,775,000    22,775,000
  Accumulated deficit..............................   (73,792,560)  (51,716,380)
                                                     ------------  ------------
    Total stockholders' deficit....................   (50,992,560)  (28,916,380)
                                                     ------------  ------------
                                                     $ 35,437,429  $ 39,665,299
                                                     ============  ============

          See accompanying notes to consolidated financial statements.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Reorganized Company         Predecessor Company
                                                                      --------------------------  ---------------------------
                                                                      Fiscal year   Five months   Seven months   Fiscal year
                                                                         ended         ended         ended          ended
                                                                      February 28,  February 28,   September    February 28,
                                                                          1999          1998        30, 1997        1997
                                                                      ------------  ------------  ------------  -------------
Net revenue:
  Net revenue from third parties..................................... $ 53,404,926  $ 25,432,951  $ 39,466,458  $  60,422,858
  Net revenue from related parties...................................    2,166,905       740,462       856,377      2,407,989
                                                                      ------------  ------------  ------------  -------------
    Total net revenue................................................   55,571,831    26,173,413    40,322,835     62,830,847

Direct laboratory costs..............................................   24,096,059     9,839,627    15,775,669     23,117,090
                                                                      ------------  ------------  ------------  -------------
    Gross profit.....................................................   31,475,772    16,333,786    24,547,166     39,713,757

Laboratory support costs.............................................   18,553,460     7,328,075    11,233,414     20,013,962
                                                                      ------------  ------------  ------------  -------------
    Laboratory profit................................................   12,922,312     9,005,711    13,313,752     19,699,795

Selling, general and administrative..................................   15,785,249     7,093,342    10,652,308     24,880,448
Provision for doubtful accounts......................................    4,223,393     2,245,986     2,908,004      8,843,252
Reorganization charges...............................................           --       503,470     1,982,032      1,558,820
Depreciation and amortization........................................    3,668,861     2,170,769     2,910,593      9,698,163
Write-down of intangibles and equipment and leasehold improvements...    1,330,673    45,327,000            --     59,371,934
                                                                      ------------  ------------  ------------  -------------
    Operating loss...................................................  (12,085,864)  (48,334,856)   (5,139,185)   (84,652,822)

Interest expense.....................................................   (9,878,333)   (3,568,405)  (10,491,718)   (15,838,895)
Interest income......................................................       31,466         1,634             8         21,855
Nonoperating income (expense), net...................................      144,551       185,247    (2,294,285)    (1,708,848)
                                                                      ------------  ------------  ------------  -------------
    Loss before income taxes and extraordinary items.................  (21,788,180)  (51,716,380)  (17,925,180)  (102,178,710)

Provision for state income taxes.....................................      288,000            --            --             --
                                                                      ------------  ------------  ------------  -------------
    Loss before extraordinary items..................................  (22,076,180)  (51,716,380)  (17,925,180)  (102,178,710)

Fresh start adjustment...............................................           --            --    60,053,472             --
Gain on extinguishment of debt, net of taxes
 of $0...............................................................           --            --   121,128,723      3,500,000
                                                                      ------------  ------------  ------------  -------------
    Net (loss) income................................................ $(22,076,180) $(51,716,380) $163,257,015  $ (98,678,710)
                                                                      ============  ============  ============  =============
Loss per common share basic and diluted.............................. $      (8.83) $     (20.69)            *              *
                                                                      ============  ============
Weighted average common shares outstanding...........................    2,500,000     2,500,000             *              *
                                                                      ============  ============

--------
* Loss per share amount as it relates to the predecessor company is not meaningful due to the reorganization.

          See accompanying notes to consolidated financial statements.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                             Common Stock      Additional
                          -------------------    Paid-in    Accumulated   Stockholders'
                            Shares    Amount     Capital      Deficit        Deficit
                          ----------  -------  -----------  ------------  -------------
Balance at February 29,
 1996...................   6,033,087  $60,331  $15,536,906  $(80,209,821) $(64,612,584)
 Net loss...............          --       --           --   (98,678,710)  (98,678,710)
 Proceeds from exercise
  of capital
  stock options.........      38,332      383       33,896            --        34,279
                          ----------  -------  -----------  ------------  ------------
Balance at February 28,
 1997...................   6,071,419   60,714   15,570,802  (178,888,531) (163,257,015)
 Net income--Predecessor
  Company...............          --       --           --   163,257,015   163,257,015
 Issuance of stock for
  debt..................   2,500,000   25,000   22,775,000            --    22,800,000
 Retired under plan of
  reorganization........  (6,071,419) (60,714)      60,714            --            --
 Fresh start
  adjustments...........          --       --  (15,631,516)   15,631,516            --
                          ----------  -------  -----------  ------------  ------------
Balance at September 30,
 1997...................   2,500,000   25,000   22,775,000            --    22,800,000
 Net loss--Reorganized
  Company...............          --       --           --  (51,716,380)  (51,716,380)
                          ----------  -------  -----------  ------------  ------------
Balance at February 28,
 1998...................   2,500,000   25,000   22,775,000   (51,716,380)  (28,916,380)
 Net loss...............          --       --           --   (22,076,180)  (22,076,180)
                          ----------  -------  -----------  ------------  ------------
Balance at February 28,
 1999...................   2,500,000  $25,000  $22,775,000  $(73,792,560) $(50,992,560)
                          ==========  =======  ===========  ============  ============


          See accompanying notes to consolidated financial statements.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Reorganized Company         Predecessor Company
                                                                      --------------------------  --------------------------
                                                                      Fiscal year   Five months   Seven months  Fiscal year
                                                                         ended         ended         ended         ended
                                                                      February 28,  February 28,   September    February 28,
                                                                          1999          1998        30, 1997        1997
                                                                      ------------  ------------  ------------  ------------
Operations:
 Net (loss) income................................................... $(22,076,180) $(51,716,380) $163,257,015  $(98,678,710)

 Items not requiring current use of cash:
  Fresh start adjustments............................................           --            --   (60,087,877)           --
  Gain on debt extinguishment........................................           --            --  (121,128,723)           --
  Write-down of equipment and leasehold improvements.................    1,330,673            --            --            --
  Medicare/MediCal settlement in debt................................           --            --     2,100,000            --
  Interest payments made in kind.....................................    6,798,000            --            --            --
  Depreciation, amortization and write down of intangible and other
   assets............................................................    3,668,861    47,497,769     2,910,593    69,070,097
  Provision for doubtful accounts....................................    2,151,034     2,245,986     2,908,004     8,843,252
  Amortization of debt discount......................................    1,427,000       588,000            --            --
  Net changes in operating assets and liabilities....................    1,032,249   (1,879,888)     7,511,988    19,626,940
                                                                      ------------  ------------  ------------  ------------
   Cash used in operating activities.................................   (5,668,363)   (3,264,513)   (2,529,000)   (1,138,421)
                                                                      ------------  ------------  ------------  ------------

Investments:
 Increase in intangible assets in connection with acquisitions.......           --            --            --    (1,632,968)
 Net acquisitions and disposals of equipment and leasehold
  improvements.......................................................     (569,237)      (79,189)     (194,655)      366,613
                                                                      ------------  ------------  ------------  ------------
   Cash used in investing activities.................................     (569,237)      (79,189)     (194,655)   (1,266,355)
                                                                      ------------  ------------  ------------  ------------

Financing:
 Borrowings of debt..................................................    7,000,000     4,517,766     4,556,818     5,443,182
 Payments of debt....................................................     (531,695)   (3,082,155)     (235,575)      536,016
 Gain on extinguishment of debt......................................           --            --            --    (3,500,000)
 Proceeds from issuance of common stock..............................           --            --            --        34,279
                                                                      ------------  ------------  ------------  ------------
   Cash provided by financing activities.............................    6,468,305     1,435,611     4,321,243     2,513,477
                                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents.................      230,705    (1,908,091)    1,597,588       108,701
Cash and cash equivalents, beginning of period.......................      190,013     2,098,104       500,516       391,815
                                                                      ------------  ------------  ------------  ------------
Cash and cash equivalents, end of period............................. $    420,718  $    190,013  $  2,098,104  $    500,516
                                                                      ============  ============  ============  ============

          See accompanying notes to consolidated financial statements.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--REORGANIZATION:

  Physicians Clinical Laboratory, Inc. and subsidiary ("PCL" or the "Company") provides clinical laboratory services in the State of California. The Company is a "hybrid" among clinical laboratory companies in that it serves both as a traditional reference laboratory for office based physician-clients and as an independent clinical laboratory for regional acute care hospitals. PCL operates within the health care industry which is undergoing significant changes such as managed care (including capitated payment arrangements), proposed federal and state health care reform measures, third party payor reimbursement decreases (including Medicare, MediCal and private insurance), industry consolidation and increasing regulation of laboratory operations.

  On November 8, 1996, the Company and all of its then subsidiaries filed a petition for relief under Chapter 11 of the Federal Bankruptcy Laws in the United States Bankruptcy Court. The Bankruptcy court confirmed the Company's Second amended Plan of Reorganization (Plan) on April 18, 1997 and the Company emerged from bankruptcy on October 3, 1997, the effective date of the Plan. During the period from November 8, 1996 through October 3, 1997, the Company operated as debtor-in-possession. The plan reflects the results of negotiations among the parties-in-interest and Nu-Tech Bio-Med, Inc. ("Nu-Tech"), which resulted inNu-Tech's investment of $14.8 million into the Company in return for the majority of new common stock.

  The Company received approval from the Bankruptcy Court to pay or otherwise honor certain of its prepetition obligations, including employee wages. Credit arrangements entered into subsequent to theChapter 11 filings are described below:

  Under the plan, holders of claims and interests were settled as follows:

  . Nu-Tech received 890,000 shares (35.6%) of the reorganized Company's common stock in exchange for its holdings of senior secured debts.

  . Nu-Tech received 425,000 shares (17%) of the reorganized Company's common stock as a result of the purchase of Medical Science Institute (MSI) by the Company from Nu-Tech (see Note 16).

  . Senior Lenders received $55 million in new senior secured promissory notes and 952,500 shares (38.1%) of the reorganized Company's common stock.

  . The holders of the Company's Subordinated Debentures received 232,500 shares (9.3%) of the reorganized Company's common stock.

  . The Company's general unsecured creditors received a pro rata share of $2.45 million in cash, plus a $400,000 non-interest bearing note due October, 1998.

  . Priority tax claims received deferred cash payments payable in quarterly installments over 6 years plus interest.

  . The Debtor-in-Possession financing facility was forgiven in full.

  . The Company's existing stockholders received warrants to purchase up to 5% of the shares of the reorganized Company's common stock at a price of $13.30 per share.

  . All previously outstanding stock options and warrants were cancelled.

  In accordance with the Plan, effective October 3, 1997, all previous wholly-owned subsidiaries were merged into the Company and the Certificate of Incorporation of the Company was amended whereby the authorized number of shares of common stock was changed to 50,000,000 shares with a par value of $.01 per share. Each original outstanding share of common stock of the Company was cancelled.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Upon consummation of the Plan, the Company recognized an extraordinary gain on debt discharge of approximately $121 million, which represented forgiveness of debt, reduced by the estimated fair value of common stock and new debt issued under the Plan. There was no tax expense recorded on the gain due to the net operating loss carryforwards available at September 30, 1997. The Company's new senior debt was stated at the present value of amounts to be paid, determined at estimated current interest rates on October 3, 1997. This adjustment to present value resulted in an aggregate carrying amount for the senior debt which is less than the aggregate principal amount thereof, and will result in the amortization of the difference into interest expense over the term of the debt.

NOTE 2--FRESH START REPORTING:

  The Company has accounted for the reorganization using the principles of fresh start accounting, as required by Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants. Fresh start accounting is required because pre-reorganization stockholders received less than 50% of the new common stock and the reorganization value of the assets of the reorganized Company is less that the total of all post-petition liabilities and allowed claims.

  Under the principles of fresh start accounting, the Company's total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable assets on the basis of their estimated fair value. Accordingly, the Company's property and equipment and other assets were reduced by approximately $10.8 million. In addition, the Company's accumulated deficit of approximately $76 million was eliminated. The excess of the reorganization value over the value of identifiable assets is reported as "reorganization value in excess of amounts allocable to identifiable assets".

  The total reorganization value was determined in consideration of several factors. The methodology employed involved estimation of the Company's enterprise value (the market value of stockholders' equity and the Company's debt), taking into account the new investment by Nu-Tech and market rates for similar debt instruments. This resulted in an estimated reorganization value of approximately $87 million, of which the reorganization value in excess of amounts allocable to identifiable assets was approximately $71 million. The excess reorganization value will be amortized over 15 years.

  For accounting purpose, the effects of the Plan and fresh start accounting have been recorded as of September 30, 1997. Accordingly, all financial statements for any period prior to September 30, 1997 are referred to as "Predecessor Company" as they reflect the periods prior to the implementation of fresh start accounting and are not comparable to the financial statements for periods after the implementation of fresh start accounting.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  The effect of the Plan and the implementation of fresh start accounting on the Company's consolidated balance sheet as of September 30, 1997 was as follows:

                           Pre-Fresh
                         Start Balance                                 Reorganized
                             Sheet      Confirmation    Fresh-Start   Balance Sheet
                         September 30,  of Plan Debt     Fair Value   September 30,
                             1997       Discharge(a)   Adjustments(b)     1997
                         -------------  -------------  -------------- -------------
Assets
  Current assets:
  Cash.................. $     575,692  $   1,556,817   $   (34,405)   $ 2,098,104
  Accounts receivable,
   net..................    13,220,958             --    (4,267,201)     8,953,757
  Inventory and other
   assets...............     2,483,683             --      (448,264)     2,035,419
                         -------------  -------------   -----------    -----------
    Total current
     assets.............    16,280,333      1,556,817    (4,749,870)    13,087,280
  Equipment and
   improvements, net....     8,879,962             --    (5,827,934)     3,052,028
  Reorganization value..            --             --    70,910,605     70,910,605
  Other assets..........       687,139             --      (279,329)       407,810
                         -------------  -------------   -----------    -----------
                         $  25,847,434  $   1,556,817   $60,053,472    $87,457,723
                         =============  =============   ===========    ===========
Liabilities and
 stockholders' equity
 (deficit)
  Current liabilities:
  Current portion of
   debt................. $   1,255,132  $          --   $        --    $ 1,255,132
  Accounts payable and
   accruals.............    11,056,542             --            --     11,056,542
  Note payable to
   creditors............            --      2,850,000            --      2,850,000
  Debtor-in-possession
   borrowings...........     8,243,182     (8,243,182)           --             --
  Note payable to
   related party........     5,000,000     (5,000,000)           --             --
                         -------------  -------------   -----------    -----------
    Total current
     liabilities........    25,554,856    (10,393,182)           --     15,161,674
  Long-term debt........     2,240,377     47,255,672            --     49,496,049
  Liabilities subject to
   compromise...........   179,234,396   (179,234,396)           --             --
                         -------------  -------------   -----------    -----------
    Total liabilities...   207,029,629   (142,371,906)           --     64,657,723
  Stockholders' equity
   (deficit)............  (181,182,195)   143,928,723    60,053,472     22,800,000
                         -------------  -------------   -----------    -----------
                         $  25,847,434  $   1,556,817   $60,053,472    $87,457,723
                         =============  =============   ===========    ===========

--------
(a) To record the settlement of liabilities, the issuance of new debt and the issuance of new stock pursuant to the Plan.
(b) To record the adjustments to state assets and liabilities at their estimated fair value, including the establishment of reorganization value in excess of amounts allocable to identifiable assets.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of presentation

  The consolidated financial statements as of and for the five months ended February 28, 1998 are presented for the Company after the consummation for the Plan. As discussed above, these statements were prepared under the principles of fresh start accounting and are not comparable to the statements of prior periods.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In May 1999, the Company sold its business operations and substantially all of it assets (see Note 17). The Company used part of the net sales proceeds to repay its line of credit, and plans to liquidate and distribute the remaining sales proceeds to its Senior Secured Note holder.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Consolidation

  The accompanying consolidated financial statements include the accounts of Physicians Clinical Laboratory, Inc. and its subsidiary (Physicians Clinical Laboratory, Inc. and its subsidiary are collectively referred to hereinafter as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash equivalents

  Cash and cash equivalent include cash in bank and on hand and liquid investments with original maturities of three months or less. Included in cash is restricted cash of $70,018 at February 28, 1999 under the line of credit (see Note 6).

  Concentration of credit risk

  The Company places its cash and temporary cash investments with high credit quality institutions. At February 28, 1999, and throughout the year, such investments were in excess of FDIC insurance limits.

  Supplies inventory

  Supplies inventory is stated at cost, which approximates market value, on a first-in, first-out (FIFO) basis. Supplies inventory consists primarily of clinical laboratory supplies.

  Equipment and leasehold improvements

  As a result of the adoption of fresh start accounting, equipment and leasehold improvements were adjusted to their estimated fair value as of September 30, 1997 and historical accumulated depreciation and amortization was eliminated. All equipment and leasehold improvements purchased after the reorganization are stated at cost.

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements which are being amortized over the life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of maintenance and repairs is charged to income as incurred, significant renewals and betterments are capitalized. The estimated useful lives of equipment and leasehold improvements are as follows:

                                                   Estimated
                                                     Useful
                                                     Lives
                                                   ----------
           Leasehold improvements................. 5-12 years
           Laboratory equipment................... 5-20 years
           Computer equipment..................... 5-12 years
           Furniture and fixtures................. 5-12 years
           Automobiles............................  1-5 years

  Excess reorganization value

  Excess reorganization value is being amortized on a straight line basis over 15 years. Amortization expense was approximately $2,382,000 for the twelve months ended February 28, 1999 and $1,571,000 for the five months ended February 28, 1998.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  A summary of assets held for sale at February 28, 1999 is as follows:

Trade accounts receivable, net of allowance for doubtful accounts of $4,397,020.................................................... $ 9,148,414
Supplies inventory................................................   1,469,253
Prepaid expenses and other current assets.........................     225,000
Equipment, net of accumulated depreciation and amortization of
 $1,458,739:
  Equipment.......................................................     875,912
  Furniture and fixtures..........................................     106,780
  Vehicles........................................................      65,585
  Capital leases..................................................      79,522
Reorganization value in excess of amounts allocable to
 identifiable assets, less amortization of $3,950,362.............  21,633,243
Other long-term assets............................................     444,231
                                                                   -----------
                                                                    34,047,940
Less current portion..............................................  12,390,000
                                                                   -----------
Assets held for sale.............................................. $21,657,940
                                                                   ===========

 Debt issuance cost

  Costs incurred in connection with the issuance of the convertible subordinated debentures, notes payable to banks and lines of credit are deferred and amortized over the life of the related debt using an effective interest rate method. In fiscal 1996, the debt issuance costs related to the bank debt and the Convertible Subordinated Debentures was expensed due to defaults with covenants in the lending agreement and the Indenture.

  Earnings (loss) per share

  Basic and diluted loss per common share is based upon the weighted average number of common shares outstanding during the period. Diluted loss per common share excludes the options and warrants to purchase common stock, since their effect would be antidilutive.

  Amounts for the predecessor company are not presented as the data is not meaningful due to the Company's reorganization.

  Reorganization charges

  Reorganization charges consist primarily of professional fees incurred as part of the Chapter 11 bankruptcy.

  Direct laboratory and laboratory support costs

  Direct laboratory costs consist of labor costs, supplies expense, reference and pathology fees, utilities and other expenses. Included in reference and pathology fees are charges from related parties of approximately $180,000, $200,000, and $326,920 for fiscal 1999, 1998, and 1997, respectively.

  Laboratory support costs consist of patient service center costs, courier costs, laboratory administration expenses, customer service costs, materials management costs and management service charges from related parties. Management service charges from related parties were approximately $190,000, $200,000 and $405,419 for fiscal 1999, 1998, and 1997, respectively.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Repairs and maintenance expense

  Repairs and maintenance expense were $473,530, $605,965 and $908,795 in fiscal 1999, 1998, and 1997, respectively.

  Stock based compensation

  In 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of the pronouncement, the Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock option plans. There is no compensation expense recognized for qualified stock options with an exercise price equal to the fair value of the shares at the date of grant. For certain non-qualified stock options granted to employees, the Company recognizes as compensation expense the excess of the market value of the common stock issuable upon exercise of such options over the aggregate price of such options.

  Income taxes

  The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets, liabilities and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

  Accounts receivable and revenue recognition

  Revenues are recognized when services are performed. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established rates. Revenues under capitated agreements are recognized monthly as earned. Expenses are accrued on a monthly basis as services are provided.

  As a result of the adoption of fresh start accounting, trade accounts receivable were adjusted to their estimated fair value as of September 30, 1997 and the allowance for doubtful accounts was eliminated at that date.

  Due to the significant changes occurring in the health care industry related to managed care, billing system/process challenges and accounts receivable collection problems, it is reasonably possible that the Company's estimate of the net realizable value of accounts receivable will change in the near term. No estimate can be made of a range of amounts of loss that are reasonably possible.

  Services under government programs represent approximately 34%, 30% and 33% of net revenue for fiscal 1999, 1998, and 1997, respectively. The Company's primary concentration of credit risk is accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Significant concentrations of gross accounts receivable at February 28, 1999 and 1998 reside in receivables from governmental agencies of 62% and 55%, respectively.

  Fair values of financial instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value.

  The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturities of these financial instruments. As of February 28, 1999, the Company's carrying value of debt approximates fair value based on similar debt instruments available.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Use of estimates in the preparation of financial statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4--EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

  Equipment and leasehold improvements at February 28, 1998 consist of the following:

      Equipment..................................................... $1,845,219
      Automobile....................................................      9,813
      Furniture and fixtures........................................    304,238
      Leasehold improvements........................................    967,150
                                                                     ----------
                                                                      3,126,420
      Less--accumulated depreciation and amortization...............    594,972
                                                                     ----------
                                                                     $2,531,448
                                                                     ==========

  Depreciation expense relating to equipment, and leasehold improvements charged to operations was $1,301,010, $3,510,363, and $4,967,068 for fiscal 1999, 1998 and 1997, respectively. The Company wrote off all leasehold improvements at February 28, 1999, because the related leases were terminated in early fiscal 2000.

NOTE 5--LONG-TERM DEBT:

  Long-term debt consists of the following:

                                                             February 28,
                                                        -----------------------
                                                           1999        1998
                                                        ----------- -----------
Senior Secured Notes due in 2004, with a face amount
 of $55,000,000, net of unamortized discount of
 $5,984,000 at February 28, 1999 and $7,411,200 at
 February 28, 1998, plus capitalized interest of
 $6,798,000 and $0 at February 28, 1999 and 1998,
 respectively, currently in default...................  $55,813,800 $47,588,000
Notes payable to the Senior Secured Note holder, due
 and payable in June 2001.............................    7,000,000          --
Note payable to the United States government, bearing
 interest monthly at the 30-day Treasury Bill rate
 (5.6% at February 28, 1999 and 1998), principal due
 in monthly installments of $25,000 through July 2003
 (see Note 14)........................................    1,375,000   1,650,000
Note payable to the Internal Revenue Service, bearing
 interest at 9%, principal and interest due in monthly
 installments of $5,301 through May 2002..............      174,577     237,915
Note payable to the Employment Development Department
 bearing interest at 10%, principal and interest due
 in monthly installments of $616 through November 1,
 2002.................................................       26,288      37,386
Notes payable to Ford Credit Corp., bearing interest
 at 10.95%, principal and interest due monthly,
 through December 2003................................      590,148          --
Note payable to the Internal Revenue Service, bearing
 interest at 8%, principal and interest due in
 quarterly installments of $18,418 through December
 2003.................................................      250,077     255,672
Capital lease obligations (see Note 8)................      677,479     938,053
                                                        ----------- -----------
                                                         65,907,369  50,707,026
Less--current installments............................   56,697,329  48,360,853
                                                        ----------- -----------
                                                        $ 9,210,040 $ 2,346,173
                                                        =========== ===========

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  As provided by the Plan of Reorganization, the Company issued $55 million in Senior Secured Notes, due in September 2004, to a group of senior lenders who are also significant stockholders. The Notes have been recorded at their present value of $47 million, based upon an estimated discount rate of 15%. The difference between the present value and the aggregate principal amount will be amortized into interest expense over the term of the debt. For the first two years after issuance, the Notes bear interest at the rate of either 10% in cash or 12% in kind (increase to principal), at the option of the Company. The Company may not elect interest payments in kind once a cash interest payment has been made. After two years, the Notes will bear interest at the rate of 11% in cash, which rate will be increased by 1% per annum through maturity. Interest is payable semi-annually. Interest on overdue payments will be at 1% over the then applicable interest rate.

  The Notes may be redeemed at the Company's option upon certain notice. The Company is obligated to offer to repurchase the Notes upon the occurrence of a change of control, upon certain defined asset sales, or upon consummation of an underwritten public offering of its capital stock. All redemptions are at 100% of principal plus accrued interest, except upon a change of control at 101% of principal accrued interest. Under a registration rights agreement, at any time after December 31, 1998, the holders of a majority of then outstanding Notes have one right to request the Company to effect the registration of these Notes under the Securities Act, subject to certain exceptions.

  The Notes are collateralized by a first priority security interest in all assets of the Company, including capital stock of its subsidiary, under a Security Agreement and Pledge Agreement. Under an intercreditor and subordination agreement, the security interests in the Company's receivables are subordinated to Daiwa Healthco-2 LLC (see Note 6).

  Each of the agreements contains certain financial covenants and restrictions. The Company was in violation of certain covenants in fiscal 1999 and does not expect to be in compliance subsequent to fiscal year end, which constitutes an event of default. The lender has the right to accelerate payment of the debt, and accordingly, the debt has been classified as current portion of long-term debt.

  In fiscal 1997, in connection with a credit facility entered into by the Predecessor Company, the Company recognized an extraordinary gain of $3.5 million when one of its largest stockholders repaid a portion of the Company's debt which was in default and guaranteed by a stockholder.

  In fiscal 1999, a significant stockholder, who is also a significant holder of Senior Secured Notes, loaned the Company $7 million for working capital. The loan bears interest at 15% per annum, payable semi-annually, and matures in June 2001. The Company has the option to pay interest in cash or by addition to principal. The loan is senior to the $55 million in Senior Secured Notes and is subordinated to the Daiwa credit facility. In connection with and as additional consideration for the loan, Nu-Tech sold a portion of its shares to the lender and amended the Stockholders' Agreement (see Note 13). In connection with the loan, the Stockholders' Agreement was amended to modify certain corporate governance rights previously granted to Nu-Tech.

  Maturities of long-term debt, excluding capital lease obligations, in each of the next five fiscal years are as follows:

      2000.......................................................... $56,448,785
      2001..........................................................     651,344
      2002..........................................................   7,568,424
      2003..........................................................     386,337
      2004..........................................................     175,000
      Thereafter....................................................          --
                                                                     -----------
                                                                     $65,229,890
                                                                     ===========

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

NOTE 6--LINE OF CREDIT:

  At February 28, 1999, the Company had a $10 million line of credit, under which it could borrow up to 85% of eligible accounts receivable, subject to certain adjustments. Interest is payable monthly at the LIBOR Rate plus 3%, which interest rate will increase by 2% after an event of default. The effective interest rate was 9.95% on February 28, 1999. The Agreement also provides for a monthly non-utilization fee equal to 1/2% on the unused maximum available and upon early termination, a fee of $200,000. The loan is collateralized by a first priority lien on all healthcare receivables and certain bank accounts. The line of credit agreement contained financial and other covenants, and the Company was not in compliance with certain covenants. In May 1999, the Company repaid the borrowings under the line of credit (see
Note 17).

NOTE 7--INCOME TAXES:

  The expense for income taxes consists of the following:

                               Reorganized Company       Predecessor Company
                            ------------------------- --------------------------
                            Fiscal year  Five months  Seven months  Fiscal year
                               ended        ended         ended        ended
                            February 28, February 28, September 30, February 28,
                                1999         1998         1997          1997
                            ------------ ------------ ------------- ------------
Current:
  Federal..................   $     --       $--           $--          $--
  State....................    288,000        --            --           --
                              --------       ---           ---          ---
                               288,000        --            --           --
Deferred...................         --        --            --           --
                              --------       ---           ---          ---
                              $288,000       $--           $--          $--
                              ========       ===           ===          ===

  The effective tax rate and statutory federal income tax rates are reconciled as follows:

                             Reorganized Company       Predecessor Company
                          ------------------------- --------------------------
                          Fiscal year  Five months  Seven months  Fiscal year
                             ended        ended         ended        ended
                          February 28, February 28, September 30, February 28,
                              1999         1998         1997          1997
                          ------------ ------------ ------------- ------------
Federal statutory income
 tax rate................    (34.0)%      (34.0)%        34.0 %      (34.0)%
State franchise taxes,
 net of federal income
 tax benefit.............     (4.8)%       (6.1)%         6.1 %       (6.1)%
Change in a valuation
 allowance...............     40.1 %        9.9 %       (27.6)%       40.1 %
Reorganization value.....       --         29.3 %       (12.5)%         --
Other....................       --          0.9 %          --           --
                             -----        -----         -----        -----
                               1.3 %        0.0 %         0.0 %        0.0 %
                             =====        =====         =====        =====

  At February 28, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $30 million. The loss carryforwards expire between fiscal 1998 and 2013 for federal income tax purposes. As a result of emerging from bankruptcy and the change in ownership, approximately $5.3 million of the net operating loss carryforwards will be subject to an annual limitation regarding their utilization against taxable income in future periods. Under fresh start accounting, realization of these pre-effective date net operating loss carryforwards, if any, will be recorded first as a reduction to excess reorganization value, then to additional paid in capital.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                               February 28,
                                                             -----------------
                                                             1999     1998
                                                             ---- ------------
      Current:
        Accrued expenses....................................      $   (382,489)
        Bad debt............................................        (3,371,865)
        Prepaid expenses....................................          (158,673)
        Other............................................... $--       455,544
                                                             ---  ------------
          Total current deferred (assets) liabilities.......  --    (3,457,483)
      Valuation allowance...................................  --     3,457,483
                                                             ---  ------------
          Net current deferred (assets) liabilities.........  --            --
                                                             ---  ------------
      Non-current:
        Amortization........................................       (25,290,782)
        Depreciation........................................        (1,068,831)
        Net operating loss..................................  --    (4,448,792)
                                                             ---  ------------
          Total non-current deferred (assets) liabilities...  --   (30,808,405)
      Valuation allowance...................................  --    30,808,405
                                                             ---  ------------
          Net non-current deferred (assets) liabilities.....  --            --
                                                             ---  ------------
      Total net deferred (assets) liabilities............... $--  $         --
                                                             ===  ============

  The Company has not filed its federal and state income tax returns for fiscal 1997 and subsequent years. The Company's deferred tax assets and liabilities as of February 28, 1999 are not determinable. However, they would be fully offset by a valuation allowance.

NOTE 8--LEASES:

  The Company is obligated under capital leases for certain computer and laboratory equipment that expire at various dates during the next five years. Equipment under capital leases was $482,073, and related accumulated amortization was $402,551 and $128,612 as of February 28, 1999 and 1998, respectively.

  The Company also leases its laboratories and patient service centers under operating leases expiring over various terms. Many of the monthly lease payments are subject to increases based on the Consumer Price Index from the base year.

  The Company also leases remote draw station space, several automobiles and other equipment, which have been classified as operating leases and which expire over the next 5 years. Many of the draw station leases have renewal options and monthly lease payments subject to annual increases.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of February 28, 1999 are:

                                                           Capital  Operating
                Fiscal years ended February 28,             leases    leases
                -------------------------------            -------- ----------
      2000................................................ $318,020 $2,043,534
      2001................................................  259,939  1,048,527
      2002................................................  216,616    626,918
      2003................................................       --    486,540
      2004................................................       --    380,815
      Thereafter..........................................       --     18,836
                                                           -------- ----------
      Total minimum lease payments........................  794,575 $4,605,170
                                                                    ==========
      Less--amounts representing interest.................  116,829
                                                           --------
      Present value of net minimum capital lease
       payments........................................... $677,746
                                                           ========

  Rental expense under operating leases was $4,398,950, $4,480,602, and $6,113,445 for fiscal 1999, 1998, and 1997, respectively.

NOTE 9--RELATED PARTY TRANSACTIONS:

  The Company provides laboratory and computer services to certain of its stockholders (and their affiliated entities). Laboratory and computer service charges are billed to and paid by the stockholders at negotiated rates. Under the Plan of Reorganization in fiscal 1998 (see Note 1), these former stockholders no longer own stock and hold only warrants.

                                            Fiscal years ended February 28,
                                            --------------------------------
                                               1999       1998       1997
                                            ---------- ---------- ----------
      Laboratory and computer service
       revenue from stockholders (warrant
       holders)............................ $2,166,905 $1,596,839 $2,407,989
                                            ========== ========== ==========

  Amounts due from stockholders (warrant holders) and included in accounts receivable were as follows:

                                                                February 28,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
      Amounts due from stockholders (warrant holders)........ $337,368 $476,642
                                                              ======== ========

  The Company received management services from Diagnostic Pathology Medical Group, Inc. ("DPMG"), a former stockholder (warrant holder) of the Company. The services of certain management personnel were provided to the Company for management fees at a cost of $0, $0 and $104,010 in fiscal 1999, 1998, and 1997, respectively.

  The Company occasionally uses the specialized laboratory services of one of its owners and several of its owners' stockholders. These owners only hold warrants in 1998 and 1999. Most of these services are billed to the Company at negotiated discounts from the billing entities' customary charges. Amounts billed to the Company were as follows:

                                                       Fiscal years ended
                                                          February 28,
                                                   --------------------------
                                                     1999     1998     1997
                                                   -------- -------- --------
      Billings from stockholders (warrant
       holders)................................... $190,000 $200,000 $326,920
                                                   ======== ======== ========

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  The Company also leases draw station space and purchases other services and various supplies from several of its prior stockholders (warrant holders). The total amount paid by the Company for these items was $0, $0, and $26,691 for fiscal 1999, 1998, and 1997 respectively.

  At various times the Company has loaned its former President and CEO funds totaling approximately $350,000. During the fiscal year ended February 28, 1998, the Company released the former President from all payment obligations under the loans.

NOTE 10--EMPLOYEE BENEFIT PLAN:

  As of January 1, 1989, the Company adopted a 401(k) profit sharing plan under which employees may contribute between 1% and 20% of their annual compensation to the Plan. A minimum of 90 days of service is required prior to participation in the Plan by an employee. On April 30, 1990, the plan was amended to provide that the Company would contribute 50% of employee contributions up to 6% of their annual gross compensation for those employees who have at least one full year of service. The Company contribution to the 401(k) plan was discontinued effective December 31, 1995.

NOTE 11--STOCK OPTION PLANS AND WARRANTS:

  Stock option plans

  All options outstanding at the petition date and the related plans have been cancelled under the Plan of Reorganization (see Note 1).

  Effective with the Company's reorganization, a new stock option plan was put into place. Under an employment agreement effective September 30, 1997, the Company granted the president a 10 year option to purchase 200,000 shares of common stock at an exercise price of $.25, which option is fully vested and exercisable immediately. The option provides for payment of the option price in cash or pursuant to a cashless exercise, and is subject to the same anti-dilution provisions under the new warrants discussed below. The option is not transferable except in limited circumstances and will terminate one year after termination of the optionee's employment, except where such shares have not been registered. The Company is obligated to register the shares upon any appropriate filing and the expiration date will extend to the date of such registration. Management estimated the market value of the stock to be less than the exercise price and, accordingly, no compensation cost has been recognized.

  Had compensation cost for the plan been determined based on the fair value of the option at the grant date consistent with the method of Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would not have been changed materially for the five month period ended February 28, 1998 and the fiscal year ended February 28, 1999.

  The fair value of the option grant is estimated on the date of grant using the Black-Scholes options--pricing model with the following assumptions used: expected volatility 80%, risk-free interest rate 6%, no dividend yield and expected life of 5 years.

  Stock options outstanding at February 28, 1999 and 1998 was 200,000.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

  Additional information regarding stock options:

                                                                   February 28
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
      Authorized shares......................................... 200,000 200,000
      Shares available for granting............................. 200,000 200,000
      Exercisable shares........................................ 200,000 200,000

  Warrants

  All warrants outstanding at the bankruptcy's effective date have been canceled under the Plan of Reorganization (see Note 1).

  Pursuant to the Plan of Reorganization and a Warrant Agreement, the Company issued warrants to prior stockholders for the purchase of an aggregate of 131,579 shares of common stock. The exercise price under the warrants is $13.30 per share and the warrants expire October 3, 2002. The agreement includes anti-dilution provisions for the adjustment of number of shares and exercise price upon the occurrence of certain events.

NOTE 12--EMPLOYMENT AGREEMENTS:

  Reorganized company

  Effective September 30, 1997, the Company entered into an employment agreement with its new president and CEO with a term of three years at a base salary of $104,000 annually through October 31, 1997 and $208,000 annually thereafter through September 30, 2000. Other benefits typical of such agreements are also provided. The Company may terminate the agreement before the end of its term for cause. The Company may also terminate the agreement without any cause by providing severance pay equal to the base salary for the unexpired portion of the agreement plus one year. The Company is obligated to pay the base salary for the unexpired portion of the agreement upon the death, disability or reduction in title or duties of the executive. In early fiscal 2000, the Company terminated the CEO and recorded severance payments under the employment agreement totaling approximately $300,000.

NOTE 13--STOCKHOLDERS' EQUITY (DEFICIT):

  Stock registration rights

  Effective with the Plan of Reorganization, the Company entered into a Common Stock Registration Rights Agreement with the stockholders who received Senior Secured Notes. The agreement provides these holders with the right for one demand upon the Company, after the earlier of 30 months from the date of the agreement or six months after a registration statement for an underwritten public offering becomes effective, for the filing of a stock registration statement with respect to their shares. The Company is liable for liquidated damages in the event of a default.

  Stockholders agreement

  Effective with the Plan of Reorganization, Nu-Tech entered into a Stockholders Agreement with certain of the stockholders who received Senior Secured Notes. The agreement provides for restrictions on transfers of stock and rights to acquire additional shares pro rata to their holdings if additional shares are issued or transferred by the Company. The agreement also provides rights to Nu-Tech to designate 3 members of the 5 member board of directors and the other stockholders to designate 2 members, as long as certain ownership percentage is maintained. Corporate governance provisions include limitations on certain issuance of securities, merger or sale, capital expenditures, issuance of debt, or modifications to the certificate of incorporation,

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY bylaws or the president's employment agreement without at least one vote of a director designated by the stockholder group.

  The agreement was amended in fiscal 1999 in conjunction with a working capital loan to the Company (see Note 5). The agreement as amended provides the lender stockholder with the right to elect the majority of the board and provides Nu-Tech the rights under the corporate governance provisions above. In addition, Nu-Tech has granted to the lender stockholder an exclusive option to purchase Nu-Tech's shares of the Company for a price of $10 million. The option is exercisable upon certain actions of the board, subject to Nu-Tech stockholder approval. The amended agreement also has a buy-sell provision at defined prices.

  Certificate of Incorporation

  The Certificate of Incorporation provides the same purchase rights as under the original Stockholders Agreement to all stockholders who received Senior Secured Notes. The Company shall reserve shares of common stock for issuance under the rights. The purchase rights terminate upon an initial public offering.

NOTE 14--LEGAL PROCEEDINGS:

  On or about January 22, 1997, Taylor R. McKeeman, the Company's former Vice President for Laboratory Operations, filed a Request for Payment of Administrative Expense with respect to a prepetition Separation Agreement between the Company and Mr. McKeeman. Under the Separation Agreement, Mr. McKeeman is entitled to receive a severance payment in the event he is terminated after a "Change in Control" occurs, as such term is defined in the Separation Agreement. This request was denied by order of the Bankruptcy Court, entered on March 19, 1997, because (i) no Change in Control occurred prior to the termination of Mr. McKeeman's employment and (ii) any claim of Mr. McKeeman against the Company's bankruptcy estate arising out of the Separation Agreement constitutes a prepetition claim. Mr. McKeeman filed a notice of appeal on or about March 5, 1997. On February 2, 1998, the Bankruptcy Court dismissed Mr. McKeeman's appeal.

  On June 9, 1998, Richard M. Brooks, the Company's former Senior Vice-President and Chief Financial Officer, filed an Amended Proof of Administrative Claim and Request for Payment Based Upon Post-Petition Torts seeking in excess of $3,000,000 in damages for (a) the allegedly tortuous termination of Brook's employment with the Company and (b) allegedly defamatory statements made by the Company's chief executive officer about Brooks. The Company filed its Debtors' Objection to and Motion for Summary Judgment of Mr. Brooks' Amended Proof of Claim. On August 12, 1998, the Court denied the motion. The matter is currently in discovery stages. The Company believes the claim has no merit and intends to defend vigorously against the matter; however, the outcome cannot be predicted. If Mr. Brooks were to prevail on either part of this Claim, the Company would incur an administrative expense claim against its Chapter 11 estate in an amount which would be fixed by the Bankruptcy Court. It is reasonably possible the outcome could have a material financial impact on the Company.

  On December 11, 1998, Arnold N. Oldre, M.D., Inc. filed a lawsuit asserting a breach of contract and seeking approximately $200,000 in damages. The Company is currently responding to a document production request. However, the Company recently informed the plaintiff that the Company does not intend to contest the action. The Company has not recorded a liability for any amounts that may be paid in connection with resolving this lawsuit.

  In the ordinary course of business, two related complaints have been filed against the Company with the Department of Fair Employment and Housing (DFEH) and the Equal Employment Opportunity Commission by former employees alleging wrongful termination and discrimination. The Company has denied all allegations.

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

One complaint has been closed by the DFEH for lack of probable cause. It is not possible to estimate the outcome of these complaints.

  In the ordinary course of business, several lawsuits have been filed against employees of the Company, and the Company has filed suit against former employees of the Company which resulted in countersuits against the Company, relating to alleged violations of employee agreements not to compete. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company.

  Regulatory investigation

  In April of 1997, the Company received a subpoena to furnish certain documents to the United States Department of Defense ("DOD") with respect to the Company's Civilian Health and Medical Program of Uniformed Services ("CHAMPUS") billing practices. In late May 1997, the Company was notified that its Medicare and MediCal billing practices also were undergoing review by the United States Department of Health and Human Services ("HHS"), and in early June of 1997, the Company received a subpoena to furnish certain documents to HHS in connection with such review. The Company cooperated with DOD and HHS in such investigations and in August 1997 entered into a settlement agreement, which was approved by the Bankruptcy Court in September 1997. Under the settlement, the Company agreed to pay $2 million to the United States, $200,000 immediately and the balance over six years (see Note 5). The Company also entered into a 5 year corporate integrity agreement with HHS to provide for an internal corporate compliance plan. The settlement releases the Company and its president from civil and criminal liability. Should the Company default on any provisions under the agreement, the government may offset any remaining unpaid balance against monies due the Company under any government program and may exclude the Company from participation in the Medicare and State health care programs.

  Subsequent to reaching agreement with the United States, the Company proposed and reached a settlement with the State of California with respect to billing practices under the MediCal program. The terms of the agreement are similar to the agreement with the United States except the Company paid $100,000 in cash to the state.

NOTE 15--ACQUISITIONS:

  In February 1997, the Company purchased 100% of the common stock of MSI from Nu-Tech for $7,643,183. The Company accounted for the transaction using the purchase method of accounting and included MSI in the accompanying financial statements at February 28, 1997. There is no operating activity of MSI included in the statement of operations of the Company for the year ended February 28, 1997. Under the Plan of Reorganization, MSI was legally merged into the Company effective October 3, 1997.

  Pro forma results of operations are as follows for the fiscal year ended February 28, 1997 (unaudited):

      Net revenue................................................. $ 75,125,077
      Net loss.................................................... (102,004,130)
      Net loss per common share...................................            *

--------
* Loss per share amount relates to the predecessor company and is not meaningful due to the reorganization (see Note 1).

              PHYSICIANS CLINICAL LABORATORY, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


NOTE 16--STATEMENT OF CASH FLOWS:

  Statement of cash flows

  Net changes in operating assets and liabilities consist of the following:

                             Reorganized Company         Predecessor Company
                          --------------------------  --------------------------
                          Fiscal year   Five months   Seven months  Fiscal year
                             ended         ended          ended        ended
                          February 28,  February 28,  September 30, February 28,
                              1999          1998          1997          1997
                          ------------  ------------  ------------- ------------
Increase in accounts
 receivable.............  $  (367,740)  $(4,223,937)   $(6,176,108) $(4,640,852)
Net decrease (increase)
 in supplies inventory,
 prepaid costs, deposits
 and other assets.......   (1,107,730)      443,704        551,923   (1,257,077)
Increase in accounts
 payable and accrued
 expenses...............    3,307,719     1,900,345     13,136,173   25,524,869
                          -----------   -----------    -----------  -----------
Net change in operating
 assets and
 liabilities............  $ 1,832,249   $(1,879,888)   $ 7,511,988  $19,626,940
                          ===========   ===========    ===========  ===========
Cash paid for interest..  $   764,117   $   249,994    $        --  $    26,277
                          ===========   ===========    ===========  ===========

  Supplemental disclosure of cash flow information is as follows:


  Non-cash transactions consist of the following:

       Year ended February 28, 1997:

         Gain on extinguishment of debt paid by a related party of $3.5 million.

         Note payable to related party resulting from MSI acquisition of $5 million.

       Year ended February 28, 1998:

         Issuance of stock for debt under the Plan of Reorganization (see
    Note 1).

NOTE 17--SUBSEQUENT EVENT SALE OF BUSINESS:

  On April 5, 1999, the Company entered into an Asset Purchase Agreement for the sale of its business and substantially all assets to Unilab Corp. for a total purchase price of approximately $40 million. The purchase price includes approximately $9 million cash, one million shares of the common stock of Unilab, assumption of approximately $3 million in liabilities, and a note for $25 million. The note has a 7.5% interest rate, with $10 million annual principal payments, which may be paid in cash or in shares of Unilab common stock, at Unilab's option, at a $3.00 per share conversion price for 75% of the note, with the balance converting at then-current market price. The stock is subject to a registration rights agreement. The agreement also provides for the repayment of outstanding borrowings under the Company's line of credit (see
Note 6) prior to closing.

  As a result of the agreement, the Company reevaluated the recoverability of the excess reorganization value based upon an estimated loss on the sale, including costs of disposal. The Company recorded an additional write-down of $10.6 million, resulting in a total write-down of excess reorganization value of approximately $45.3 million.

  The sale of the Company's business and assets was consummated on May 9, 1999. The Company has used part of the net sales proceeds to repay its line of credit, and plans to liquidate and distribute the remaining sales proceeds to its Senior Secured Note holder.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in
this prospectus is current as of         , 2000. However, you should realize
that our affairs may have changed since the date of this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................  14
The Recapitalization.....................................................  22
Use of Proceeds..........................................................  24
Capitalization...........................................................  25
Unaudited Pro Forma Financial Statements.................................  26
Selected Historical Financial Data.......................................  35
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  37
Business.................................................................  46
Management...............................................................  63
Security Ownership of Certain Beneficial Owners and Management...........  66
The Exchange Offer.......................................................  67
Description of New Credit Facility.......................................  74
Description of the Notes.................................................  77
Book-Entry; Delivery and Form............................................ 110
Exchange Offer; Registration Rights...................................... 112
Material Federal Income Tax Considerations............................... 115
Plan of Distribution..................................................... 119
Legal Matters............................................................ 119
Independent Auditors..................................................... 119
Where to Find More Information........................................... 120
Index to Financial Statements............................................ 122

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                                 $155,000,000


                               [LOGO OF UNILAB]

                          12 3/4% Senior Subordinated
                                Notes due 2009

                               ----------------

                                  PROSPECTUS

                               ----------------


                                       , 2000


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law authorizes and empowers the Registrant to indemnify the directors, officers, employees and agents of the Registrant against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his relationship with the Registrant, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the Registrant in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

  The Registrant's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for indemnification, to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware, of all persons whom it may indemnify pursuant thereto. The Certificate of Incorporation also provides that the indemnification provided by such section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled whether as a matter of law, under the Registrant's Amended and Restated By-laws, by agreement, vote of the stockholders or disinterested directors of the Registrant or otherwise.

  In accordance with Section 1-2(b)(7) of the General Corporation Law of the State of Delaware, the Certificate of Incorporation limits the personal liability of the directors of the Registrant to the fullest extent permitted by such Section 102(b)(7).

  The Registrant also maintains standard forms of officers' and directors' liability insurance policies.

Item 21. Exhibits and Financial Statement Schedules.

  (a) Exhibits. The following is a list of Exhibits to this Registration
Statement:

 Exhibit                              Description
 -------                              -----------

   2.1 Asset Purchase Agreement, dated as of September 16, 1998, by and between Unilab Corporation (the "Company"), as Buyer, and Meris
          Laboratories, Inc. Debtor and Debtor-in-Possession, as Seller
          (Incorporated by reference to Exhibit 2.1 to the Company's Amendment on Form 8-K/A dated January 18, 1999).

   2.2 Registration Rights Agreement, dated November 5, 1998, by and between the Company and Meris Laboratories, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Amendment on Form 8-K/A dated
          January 18, 1999).

   2.3 Asset Purchase Agreement, dated as of April 5, 1999, by and between the Company, as Buyer, and Physicians Clinical Laboratories, Inc.
          doing business as Bio-Cypher Laboratories, as Seller (Incorporated as Exhibit 2.1 to the Company's Current Report on Form 8-K dated May
          10, 1999).

   2.4 Registration Rights Agreement by and between the Company and Physicians Clinical Laboratories, Inc. doing business as Bio-Cypher
          Laboratories, the Investor (Incorporated as Exhibit 2.3 to the
          Company's Current Report on Form 8-K dated May 10, 1999).

   2.5 Agreement and Plan of Merger, dated as of May 24, 1999, as amended between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 24, 1999).

 Exhibit                               Description
 -------                               -----------

   2.6   Letter agreement, dated as of July 8, 1999, between the Company and UC
          Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 8, 1999).

   2.7 Letter agreement, dated as of July 30, 1999, between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated July 8, 1999).

   2.8 Letter agreement, dated as of August 10, 1999, between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K dated July 8, 1999).

   3.1   Amended and Restated Certificate of Incorporation of the Company
          (Incorporated by Reference to Exhibit 3.1 to the Company's
          Registration Statement on Form S-1, dated November 30, 1993).

   3.2   Amendment to the Company's Certificate of Incorporation, dated May 14,
          1996 (Incorporated by Reference to Exhibit 3.1 to the Company's
          Quarterly Report on Form 10-Q for the Quarter ended June 30, 1996, dated August 6, 1996).

   3.3 Second Amended and Restated By-laws of the Company, as amended as of February 27, 1996 (Incorporated by Reference to Exhibit 3.1 to the
          Company's Current Report on Form 8-K dated March 19, 1996).

   4.1   Indenture, dated as of September 28, 1999, between Unilab Finance
          Corp. and HSBC Bank USA relating to the Company's 12 3/4% Senior
          Subordinated Notes Due 2009 (the "Indenture").*

   4.2   Supplemental Indenture, dated as of November 23, 1999, among the
          Company, Unilab Finance Corp. and HSBC Bank USA, amending the
          Indenture.*

   4.3   Assumption Agreement, dated as of November 23, 1999, between the
          Company and Unilab Finance Corp.*

   4.4 Credit Agreement, dated as of November 23, 1998, among the Company and the several lenders named therein.*

   4.5   Capital Call Agreement, dated as of November 23, 1999, by and among
          Kelso & Company, L.P., the Company, and Bankers Trust Company.*

   5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.*

  10.1   Consulting Agreement, dated as of September 17, 1997, between the
          Company and Richard A. Michaelson (Incorporated by reference to
          Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

  10.2   Employment Agreement, dated as of January 20, 1997 between David C.
          Weavil and the Company (Incorporated by Reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

  10.3 Amendment to Employment Agreement, dated November 23, 1999, by and between, the Company and David C. Weavil.*

  10.4   Consulting Agreement, dated December 1, 1999, by and between David C.
          Weavil and the Company.*

  10.5   Non Compete Agreement, dated November 23, 1999, by and among the
          Company, UC Acquisition Sub, Inc., and David C. Weavil.*

  10.6 Letter Agreement, dated January 20, 1997, between Andrew H. Baker and the Company (Incorporated by Reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

 Exhibit                               Description
 -------                               -----------

  10.7   Consulting Agreement, dated as of January 20, 1997, between the
          Company and Hartill Ltd. (Incorporated by Reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

  10.8   Form of Key Management Personnel Employment Agreement (Incorporated by
          Reference to Exhibit No. 10.5 to Amendment No. 1, dated December 23,
          1993, to the Company's Form S-1 Registration Statement dated November
          30, 1993).

  10.9   Stockholders Agreement, dated as of November 23, 1999, among the
          Company, Kelso Investment Associates VI, LLC KEP VI, LLC and certain other stockholders of the Company.*

  12.1   Statement re: Computation of Ratios.*

  21.1   List of Subsidiaries of the Company.**

  23.1   Consent of Arthur Andersen LLP.*

  23.2   Consent of Odenberg, Ullakko, Muranishi & Co.*

  23.3   Consent of Grant Thornton LLP.*

  23.4   Consent of Ernst & Young LLP.*

  23.6   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (appears in
         Exhibit 5.1).*

  24.1 Powers of attorney (included on signature page to registration statement).*

  25.1   Statement of Eligibility under the Trust Indenture Act of 1939 of HSBC
         Bank USA on Form T-1.*

  99.1   Form of Letter of Transmittal.*

  99.2   Form of Notice of Guaranteed Delivery.*

  99.3   Form of Letter to Clients.*

  99.4   Form of Letter to Brokers, Dealers, Trust Companies and Other
         Nominees.*

--------
  *Filed herewith

 **The Company has no subsidiaries.

  (b) Financial Statement Schedules.

II. Valuation and Qualifying Accounts (included on page F- of the prospectus which forms a part of this registration statement).

Item 22. Undertakings.

  The undersigned Registrant hereby undertakes as follows:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hackensack, State of New Jersey on the 30th day of December, 1999.

                                          UNILAB CORPORATION

                                                    /s/ Mark L. Bibi
                                          By: _________________________________
                                                      Mark L. Bibi
                                           Executive Vice President, Secretary
                                                           and
                                                     General Counsel

  Each person who signature appears below constitutes and appoints Mark L. Bibi and Brian D. Urban, and each of them individually without the others, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby raffling and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by the virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.

              Signature                           Title                    Date
              ---------                           -----                    ----

       /s/ David C. Weavil            Chairman of the Board          December 30, 1999
 ____________________________________
           David C. Weavil

       /s/ Robert E. Whalen           President, Chief Executive    December 30,  1999
 ____________________________________  Officer and Director
           Robert E. Whalen            (Principal Executive
                                       Officer)

        /s/ Brian D. Urban            Executive Vice President,      December 30, 1999
 ____________________________________  Chief Financial Officer and
            Brian D. Urban             Treasurer (Principal
                                       Financial Officer and
                                       Principal Accounting
                                       Officer)

     /s/ Michael B. Goldberg          Director                       December 30, 1999
 ____________________________________
         Michael B. Goldberg

     /s/ David I. Wahrhaftig          Director                       December 30, 1999
 ____________________________________
         David I. Wahrhaftig

                               INDEX TO EXHIBITS

 Exhibit                               Description
 -------                               -----------
   2.1   Asset Purchase Agreement, dated as of September 16, 1998, by and between Unilab Corporation (the "Company"), as Buyer, and Meris
          Laboratories, Inc. Debtor and Debtor-in-Possession, as Seller
          (Incorporated by reference to Exhibit 2.1 to the Company's Amendment on Form 8-K/A dated January 18, 1999).

   2.2 Registration Rights Agreement, dated November 5, 1998, by and between the Company and Meris Laboratories, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Amendment on Form 8-K/A dated January
          18, 1999).

   2.3 Asset Purchase Agreement, dated as of April 5, 1999, by and between the Company, as Buyer, and Physicians Clinical Laboratories, Inc.
          doing business as Bio-Cypher Laboratories, as Seller (Incorporated as Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 10,
          1999).

   2.4 Registration Rights Agreement by and between the Company and Physicians Clinical Laboratories, Inc. doing business as Bio-Cypher
          Laboratories, the Investor (Incorporated as Exhibit 2.3 to the
          Company's Current Report on Form 8-K dated May 10, 1999).

   2.5 Agreement and Plan of Merger, dated as of May 24, 1999, as amended between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 24, 1999).

   2.6   Letter agreement, dated as of July 8, 1999, between the Company and UC
          Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 8, 1999).

   2.7 Letter agreement, dated as of July 30, 1999, between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated July 8, 1999).

   2.8 Letter agreement, dated as of August 10, 1999, between the Company and UC Acquisition Sub, Inc. (Incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K dated July 8, 1999).

   3.1   Amended and Restated Certificate of Incorporation of the Company
          (Incorporated by Reference to Exhibit 3.1 to the Company's
          Registration Statement on Form S-1, dated November 30, 1993).

   3.2   Amendment to the Company's Certificate of Incorporation, dated May 14,
          1996 (Incorporated by Reference to Exhibit 3.1 to the Company's
          Quarterly Report on Form 10-Q for the Quarter ended June 30, 1996, dated August 6, 1996).

   3.3 Second Amended and Restated By-laws of the Company, as amended as of February 27, 1996 (Incorporated by Reference to Exhibit 3.1 to the
          Company's Current Report on Form 8-K dated March 19, 1996).

   4.1   Indenture, dated as of September 28, 1999, between Unilab Finance
          Corp. and HSBC Bank USA relating to the Company's 12 3/4% Senior
          Subordinated Notes Due 2009 (the "Indenture").*

   4.2   Supplemental Indenture, dated as of November 23, 1999, among the
          Company, Unilab Finance Corp. and HSBC Bank USA, amending the
          Indenture.*

   4.3   Assumption Agreement, dated as of November 23, 1999, between the
          Company and Unilab Finance Corp.*

   4.4 Credit Agreement, dated as of November 23, 1998, among the Company and the several lenders named therein.*

   4.5   Capital Call Agreement, dated as of November 23, 1999, by and among
          Kelso & Company, L.P., the Company, and Bankers Trust Company.*

   5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.*

 Exhibit                               Description
 -------                               -----------
  10.1   Consulting Agreement, dated as of September 17, 1997, between the
          Company and Richard A. Michaelson (Incorporated by reference to
          Exhibit 10.15 to the Company's Annual Report on Form 10-K for the
          year ended December 31, 1997).

  10.2   Employment Agreement, dated as of January 20, 1997 between David C.
          Weavil and the Company (Incorporated by Reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

  10.3 Amendment to Employment Agreement, dated November 23, 1999, by and between, the Company and David C. Weavil.*

  10.4   Consulting Agreement, dated December 1, 1999, by and between David C.
          Weavil and the Company.*

  10.5   Non Compete Agreement, dated November 23, 1999, by and among the
          Company, UC Acquisition Sub, Inc., and David C. Weavil.*

  10.6 Letter Agreement, dated January 20, 1997, between Andrew H. Baker and the Company (Incorporated by Reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

  10.7   Consulting Agreement, dated as of January 20, 1997, between the
          Company and Hartill Ltd. (Incorporated by Reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, dated March 21, 1997).

  10.8   Form of Key Management Personnel Employment Agreement (Incorporated by
          Reference to Exhibit No. 10.5 to Amendment No. 1, dated December 23,
          1993, to the Company's Form S-1 Registration Statement dated November
          30, 1993).

  10.9   Stockholders Agreement, dated as of November 23, 1999, among the
          Company, Kelso Investment Associates VI, LLC KEP VI, LLC and certain other stockholders of the Company.*

  12.1   Statement re: Computation of Ratios.*

  21.1   List of Subsidiaries of the Company.**

  23.1   Consent of Arthur Andersen LLP.*

  23.2   Consent of Odenberg, Ullakko, Muranishi & Co.*

  23.3   Consent of Grant Thornton LLP.*

  23.4   Consent of Ernst & Young LLP.*

  23.6   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (appears in
         Exhibit 5.1).*

  24.1 Powers of attorney (included on signature page to registration statement).*

  25.1   Statement of Eligibility under the Trust Indenture Act of 1939 of HSBC
         Bank USA on Form T-1.*

  99.1   Form of Letter of Transmittal.*

  99.2   Form of Notice of Guaranteed Delivery.*

  99.3   Form of Letter to Clients.*

  99.4   Form of Letter to Brokers, Dealers, Trust Companies and Other
         Nominees.*

--------
  *Filed herewith

 **The Company has no subsidiaries.